Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the Securities and Exchange Commission on September 18, 2023 as Amendment No. 1 to the draft registration statement.
This Amendment No. 1 has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Amer Sports, Inc.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Cayman Islands (State or other jurisdiction of incorporation or organization)	2300 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
Cricket Square, Hutchins Drive,
P.O. Box 2681,
Grand Cayman, KY1-1111,
Cayman Islands
+1 345 945 3901
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Andrew E. Page
Chief Financial Officer
One Prudential Plaza
130 East Randolph Street #600
Chicago, IL 60601
+1 773 714-6400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael Kaplan Li He Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 +1 212 450-4000	Jutta Karlsson General Counsel Konepajankuja 6 00511 Helsinki Finland +358 (0)20 712 2500	Marc D. Jaffe Ian D. Schuman Michael Benjamin Adam J. Gelardi Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 +1 212 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standard Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Subject to Completion, Dated              , 2023
PRELIMINARY PROSPECTUS
Shares
Amer Sports, Inc.
Ordinary Shares

This is the initial public offering of ordinary shares of Amer Sports, Inc. We are offering     of our ordinary shares to be sold in this offering.
Prior to this offering, there has been no public market for our ordinary shares. We expect that the initial public offering price will be between $      and $      per ordinary share. We intend to apply to list our ordinary shares on the New York Stock Exchange (“NYSE”) under the symbol “    .”
We are a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Summary—Implications of Being a Foreign Private Issuer.”
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 25 of this prospectus.
	Per Ordinary Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional          ordinary shares from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments, if any.
The underwriters expect to deliver the ordinary shares against payment in New York, New York on or about         , 2023.

Goldman Sachs	BofA Securities
J.P. Morgan	Morgan Stanley

The date of this prospectus is           , 2023.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83

i

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Through and including         , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.
For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of ordinary shares and the distribution of this prospectus outside the United States.

We are a company incorporated under the laws of the Cayman Islands. Under the rules of the U.S. Securities and Exchange Commission (the “SEC”) we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States.
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Certain Definitions
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Amer Sports, Inc.,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Amer Sports, Inc., together with its subsidiaries. All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar and all references to “EUR” or “€” are to the euro. Unless otherwise indicated or the context otherwise requires, all references to “EMEA” refer to Europe, the Middle East and Africa, all references to “Greater China” refer to mainland China, Hong Kong, Macau and Taiwan and all references to “Asia Pacific” exclude Greater China.
Financial Statements
Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain differences exist between IFRS and generally accepted accounting principles in the United States of America (“U.S. GAAP”) which might be material to the financial information herein. We have not prepared a reconciliation of our consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP. Potential investors should consult

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
their own professional advisers for an understanding of the differences between IFRS and U.S. GAAP and how these differences might affect the financial information herein.
The consolidated financial statements included in this prospectus have been restated due to certain changes in accounting principles, classification and corrections of errors from previously published consolidated financial statements. For further information on the restatements of our consolidated financial statements for the fiscal years 2022, 2021 and 2020, see Note 3, “Changes in accounting principles and correction of errors,” to our consolidated financial statements included elsewhere in this prospectus.
Our fiscal year ends on December 31 of each year. However, solely for fiscal year 2020, our restated consolidated statement of financial position is presented as of January 1, 2021, as a result of such restatement.
Our financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.
Non-IFRS Financial Measures
We use constant currency revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income, which are non-IFRS financial measures, in this prospectus. A non-IFRS financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. We calculate constant currency revenue by translating the prior year reported amounts into comparable amounts using a current year foreign exchange rate for each currency calculated based on the average exchange rate for each reported month over the period as measured by the European Central Bank. EBITDA is calculated as net loss plus income tax expense, finance cost, depreciation and amortization and minus finance income, from both continuing and discontinued operations. We calculate Adjusted EBITDA as EBITDA with adjustments to exclude results from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to M&A activities, expenses related to certain legal proceedings and share-based payments. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. We calculate Adjusted Net Income as net loss with adjustments for loss from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to M&A activities, expenses related to certain legal proceedings, share-based payments and related income tax expense. We believe that constant currency revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income when taken together with our financial results presented in accordance with IFRS, provide meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of constant currency revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are helpful to our investors as they are measures used by management in assessing the health of our business and evaluating our operating performance, as well as for internal planning and forecasting purposes.
You should not consider constant currency revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin or Adjusted Net Income either in isolation or as substitutes for analyzing our results as reported under IFRS. Constant currency revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are presented for supplemental informational purposes only and have limitations as an analytical tool. For example, EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin exclude certain tax payments that may reduce cash available to us, do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future, do not reflect changes in, or cash requirements for, our working capital needs and do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.
In addition, Adjusted Net Income excludes the impact of discontinued operations, and constant currency revenue does not reflect impacts of foreign currency on revenue.
Additionally, our calculations of constant currency revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income may be different from the calculations used by other companies

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
for similarly titled measures, including our competitors, and therefore may not be comparable to those of other companies. For reconciliations of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income to the most directly comparable IFRS measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures.”
Rounding
We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this prospectus, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.
Market and Industry Data
Market data and certain industry forecast data used in this prospectus were obtained from internal reports, where appropriate, as well as third-party sources, including independent industry publications, such as Euromonitor International Limited (“Euromonitor International”) and Statista, Inc. (“Statista”), as well as other publicly available information. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share. In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause our future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. See “Cautionary Statement Regarding Forward-Looking Statements.”
Trademarks and Trade Names
We own various trademark registrations and applications, and unregistered trademarks, including Arc’teryx, Salomon, Wilson, Peak Performance, Atomic, Armada, ENVE, Louisville Slugger, DeMarini, EvoShield and ATEC, among others, and our other registered and common law trade names, trademarks and service marks, including our corporate logo. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, rights to such trademarks, service marks and trade names.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus, before deciding to invest in our ordinary shares.
Our Purpose
Elevating the world through sport—from courts to slopes, from cities to mountains, and everywhere in between, we aim to inspire people to explore and experience the joy of sports and outdoor activities, and lead better, healthier lives. Our vision is to be the global leader in premium sports and outdoor brands.
Company Overview
Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance. Our brands are known for their detailed craftsmanship, unwavering authenticity, premium market positioning and compelling market shares in their categories. We pride ourselves on cutting-edge innovation, technical performance and ground-breaking designs that allow athletes and everyday consumers to perform better every day. Through partnerships with industry influencers and elite athletes, and in collaboration with the various communities we serve, we develop next-generation products that define winning moments in sports. Our brands are creators of exceptional apparel, footwear, equipment, protective gear and accessories that we believe give our consumers the confidence and comfort to excel.
Select Pinnacle Moments in Sports where Amer Sports’ Brands are Delivering at the Highest Levels

Courtney Dauwalter smashes ultramarathon world records wearing Salomon shoes, apparel and packs	Marta Kostyuk takes the court at Roland-Garros, playing head-to-toe in Wilson

Pro freeskier, Chris Benchetler, is protected from the elements in his Arc’teryx jacket	Winning her 88th World Cup race in 2023, Mikaela Shiffrin has the record for most Alpine World Cup victories in history

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Our brands are our stars, constantly elevating the consumer experience and creating thriving communities. We empower our brands to pursue market-shaping leadership and set the standard for quality, performance and brand experience globally. While our brands have established heritage and market leadership today, significant runway remains ahead. We are excited about our future and the opportunity to drive growth in each of our three reportable segments: Technical Apparel, Outdoor Performance and Ball & Racquet Sports. Our segments comprise our “brand clusters,” which reflect both how our consumers engage with our products and how we manage our business.
Technical Apparel	Outdoor Performance	Ball & Racquet Sports

Each segment is led by one of our core brands: Arc’teryx, Salomon and Wilson.
Arc’teryx
Arc’teryx is a technical outdoor apparel brand inspired by the Canadian Coast Mountains and built on the principle of obsessive, precise design and production. Arc’teryx gear pushes the boundaries of performance and enables adventurers to excel in their outdoor pursuits in the mountains, in the backcountry and on some of the world’s most technical climbs. The products are known for their minimalist design and sleek and streamlined aesthetic, along with new, innovative features that continually advance outdoor activities. Product quality, from the materials to the design, allows Arc’teryx to command premium pricing as evidenced by the $800 retail price point of its best-selling “hardshell” jacket in North America, the Alpha SV. Overall, Arc’teryx combines beautiful, innovative products and an authentic brand experience that extends beyond apparel, fostering communities and bringing people together across all regions of the world who share a passion for the outdoors.
Salomon
Born in the French Alps in 1947, Salomon creates premium innovative footwear, apparel, winter sports equipment and accessories. Since its founding, Salomon has been fueled by a culture of design, craftmanship, continuous innovation, and performance inspired by progress, the outdoors and athletes. The brand first produced metal ski edges and expanded into releasable ski bindings before launching industry changing rear-entry ski boots and monocoque skis. The brand’s leadership in winter sports helped to propel it into a diverse portfolio of sports and products including footwear and apparel. Today, Salomon is a market leader in global trail running footwear and premium hiking footwear, with products recognized for their performance, style, durability and sustainability. Over 60% of Salomon’s revenue in 2022 came from footwear, while also having leading market positions in its legacy winter sports equipment categories (skis, snowboards, boots, bindings, goggles, helmets, etc.), creating a 365-day, year-round brand serving all seasons for mountain sport consumers.
Wilson Sporting Goods
Founded in 1914 in Chicago, Illinois, Wilson Sporting Goods is a leading manufacturer of high-performance sports equipment, apparel, footwear and accessories. The Wilson Sporting Goods portfolio is made up of the iconic Wilson brand, as well as Louisville Slugger, DeMarini, EvoShield and ATEC. Collectively, these brands bring more than three centuries of innovation, history and heritage to a variety of

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
mainstream sports. As a multi-sports platform, Wilson drives innovation and product excellence by leveraging learnings across the brands’ various disciplines, including tennis, baseball and basketball, among other sports. The Wilson brand has a legacy as the top-of-the-line sports equipment and is associated with legendary athletes, including Roger Federer, Russell Wilson and Jamal Murray. In addition, Wilson is the official partner of professional sports leagues, including the NBA, WNBA, NFL, the US Open and Roland Garros Grand Slam Tennis Championships, as well as the NCAA, making Wilson products integral to performance in sport. These athletes and leagues are a testament to the credibility and reputation of Wilson’s track record of innovation and superior products.
While Arc’teryx, Salomon and Wilson stand tall and lead our three segments, our other brands appropriately fit our sports-oriented portfolio. Brands such as Atomic and Peak Performance enhance our scale, competitive positioning and diversification across sports categories. Together, our brands enable us to lead and compete in various sports segments and drive the continued success of our portfolio.
The Amer Sports Group
We excel at identifying, developing and defining brands that meet our corporate vision. We empower these brands to autonomously connect with consumers and develop products to drive growth. Our platform supports the brands via scaled infrastructure and financial controls to accelerate performance. Our operations are subject to complexity and risk consistent with being a large global organization. We believe that the size and diversification of our platform mitigates risks and provides financial flexibility to invest prudently to meet the continuously evolving needs of consumers, to develop competitive advantages and to drive growth across the brands through a relentless focus on innovation. We also believe that our platform enables efficient integration, scaling and optimization of target opportunities that fit within our portfolio, as well as critical insight to inform divestiture decisions.
We govern our brands through management across the finance, supply chain, sustainability, communication, legal and compliance functions, among other areas. At the same time, we enable our brands through our group’s incubator model that provides shared learnings from data analytics across the platform as well as from the economies of scale and synergies of shared resources, including supplier services, distribution and logistics, human resources and enterprise IT infrastructure. We further serve our brands through access to shared, centralized business services, including customer service and treasury management functions. All together, these resources empower our brand leadership teams to focus on serving consumers through brand, product and go-to-market strategies that drive performance, and our global and scaled operating model enables larger, robust brand organizations to independently flourish.
Deeply Committed to Sustainability
As a global group of sports and outdoor brands, we believe we can foster more sustainable lifestyles, encourage mindful consumption, and promote well-being. While the sports and outdoor industry connects us with nature, we also understand it can consume our planet’s precious resources. Together with our brands, we are focused on managing the complex and challenging supply chains in our industry to build a sustainability culture that positively impacts our environment and the people whose lives we touch. As a participant of the UN Global Compact, Amer Sports Corporation, our wholly-owned subsidiary, aims to incorporate the Ten Principles of the Global Compact and to support applicable UN Sustainable Development Goals. In addition, we have committed to set science-based near-term and net-zero emission reduction targets at the group level, which we intend to submit to be validated by the Science Based Targets initiative (SBTi).
At the brand level, we are focused on sustainable business practices. For example, Arc’teryx opened five new ReBird™ Service Centers in the United States, Canada, Greater China and Japan. ReBird™ Service Centers offer consumers complementary repair services for their Arc’teryx gear, connecting consumers to the brand’s ongoing focus on improving circularity, including upcycling, resale, care and repair. Arc’teryx’s sustainability program, ReCare™, provides consumers with information on home care and field repair for their products, while the ReCut™ program diverts rescued textiles that are repurposed into original and coveted pieces. Salomon and Peak Performance have reduced the need for materials and transport by using 3D product samples for sales purposes and are looking to expand the use of 3D in consumer experiences

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
and e-commerce. Further, Arc’teryx and Salomon have each set brand-level near-term science-based emission reduction targets for 2030 approved by the SBTi.
Our management oversees the implementation of our sustainability strategy. Cross-functional operational teams drive our efforts on sustainable business practices, led by the Amer Sports platform with participation across key brands and functions. Working groups plan and execute roadmaps on sustainability initiatives in key areas identified, such as climate change, circular economy, responsible procurement and supply chain, human rights, and diversity, equity, and inclusion. We also take our responsibility for the health and well-being of our own employees as well as the employees of our partners along the value chain seriously. Our membership in the Fair Labor Association highlights our commitment to working to uphold human rights in our global supply chain with initiatives to protect workers’ rights globally and drive long-term improvements through training and education, worker engagement, and integration into sourcing practices.
Our Transformation
In 2019, an international investment consortium consisting of ANTA Sports, FountainVest, Anamered Investments (an affiliated entity of Chip Wilson) and Tencent acquired Amer Sports (the “Acquisition”) with the goal of unlocking substantial underlying brand growth potential by transforming the business model, investing in the brands, expanding geographies and developing a multi-channel strategy. Following the Acquisition, our revenue growth has accelerated, with a compound annual growth rate (“CAGR”) of 20.4% from 2020 to 2022, while gross margins have expanded from 47.0% to 49.7% over the same time period.
Brand-direct Operating Model Delivering a Tailored Consumer Experience
In 2019, we reorganized and simplified our corporate structure to reflect a brand-direct model within our three core segments designed to empower our brands and drive accountability. Under this new structure, the leadership team of each brand is responsible for developing its own brand strategy and executing it end-to-end throughout the value chain. Our segments, Technical Apparel, Outdoor Performance and Ball & Racquet Sports, each focus on specific areas of strength within the group. Each segment is in turn led by one of our top three brands. This segment focused brand-direct model provides each brand with significant autonomy over decisions across key approved functional areas including product innovation, design and development, marketing and sourcing as well as channel and geographic strategies.
At the same time, we have sharpened our strategic focus on the most attractive subsectors in outdoor and sports, driving our multi-channel strategy and the dominance of our core brands in large markets. We mobilize global resources of the Amer Sports platform to support our brands to create a differentiated and powerful growth engine. Since our transition to our new group structure and operating model, our brands have demonstrated strong momentum and accelerated growth.
Elevated Brand Positioning
In 2019, we conducted consumer insight studies to enhance our brands’ understanding of their target consumer demographics across key geographies. We expect our target consumers to be highly focused on technical performance and premium quality, and to aspire to own and utilize the best products regardless of whether engaging in sporting activities or navigating everyday routines. We continue to advance our products to meet our consumers’ needs, while enhancing our marketing strategies to clarify the premium brand positioning and drive a deeper emotional connection with consumers. We leverage creative product marketing, rich digital content, brand ambassadors and community building activities centered around the brands to create an authentic connection with the consumer that has resulted in stronger brand advocacy and loyalty. As our brands continue to grow, we will need to balance the risk of brand dilution with greater brand awareness, and if we are not able to maintain and enhance our brands, our reputation and results of operations may be adversely affected. Moreover, harm to our reputation could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners and other stakeholders.

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Strategic Transformation of the Go-to-Market Strategy
Through our brand-direct model, we have developed a better understanding of each brand’s target consumers, which has allowed us to elevate brand positioning and customize each brand’s go-to-market strategies to develop deeper and more meaningful relationships with consumers. These tailored go-to-market strategies are designed to effectively reach target consumers and drive traffic and conversion. For example, Arc’teryx is aligned with a DTC channel strategy because of its technical apparel product portfolio where it can leverage a retail store base to deliver an immersive experience to consumers. Salomon and Wilson are historically wholesale driven businesses but have an equally strong drive to connect with consumers directly. Both brands have recently increased their presence within the DTC channel while enhancing their wholesale partnerships to further brand equity and drive growth. Across our three core brands, our global owned retail network includes 133 Arc’teryx owned retail stores, 111 Salomon owned retail stores and 8 Wilson owned retail stores as of June 30, 2023.
Accelerated Brand Penetration in Greater China
We have leveraged key learnings from our long-term oriented owners to enhance our capabilities and performance in Greater China. As a result, we have grown our Greater China business significantly at a time when others were facing challenges or retrenching. We now have a deep understanding of the average consumer in Greater China and are able to deliver authentic, technical and premium products that align with consumer preferences. Our retail knowhow, including our ability to deliver a high-end, luxury oriented in-store presentation and execution capabilities have been upgraded significantly, allowing us to quickly identify and secure highly attractive store locations with desirable consumer foot traffic. For example, we have 64  Arc’teryx owned retail stores in Greater China as of June 30, 2023. The stores combined with our brand connects well with both pure outdoor adventurers and luxury consumers in Greater China. We also have 29 Salomon owned retail stores and a total of 55 Salomon distribution points (including owned retail stores and partner stores) in Greater China as of June 30, 2023, up from 13 in 2019. For Wilson, we recently became the exclusive NBA provider and licensee of basketballs, which is driving growth in the region, and the rapid adoption of winter sports in Greater China is driving Salomon and Atomic winter equipment sales.
Our execution in Greater China has successfully increased our percentage of total revenue derived from the region from 8.3% in 2020 to 14.8% or $523.8 million in 2022, and we believe there is significant runway for growth in the region as we continue to roll-out retail locations across our brands and scale our e-commerce platform.
Assembled a Talented and Innovative Leadership Team to Execute the Transformation and Growth Strategy
In 2020, we hired Jie (James) Zheng as our Chief Executive Officer. Mr. Zheng also served as President of Anta Sports until 2023 and, prior to that, had a successful career in senior executive and sales roles at companies such as Adidas, Reebok and Procter & Gamble. We also attracted key senior management leaders including Michael Hauge Sørensen as the Chief Operating Officer, Andrew E. Page as the Chief Financial Officer and Victor Chen as the Chief Strategy Officer. These team members bring a wealth of corporate experience from global companies including Adidas, Reebok, Procter & Gamble, Boston Consulting Group, ECCO, Footlocker, General Electric, Pandora and Under Armour.
Importantly, we also reset the leadership in each of our segments and infused the organization with a deep bench of talent with experience growing global brands. We hired Stuart C. Haselden to lead Arc’teryx and Peak Performance. Mr. Haselden has experience with fast growing brands having previously served as the Chief Operating Officer and Chief Financial Officer at Lululemon Athletica as well other senior executive roles at brands such as J.Crew. We hired Franco Fogliato to lead Salomon. Mr. Fogliato has extensive outdoor experience with large global portfolios, having previously served as an Executive Vice President of Global Omnichannel at Columbia Sportswear with additional experience at The North Face and Billabong. We promoted Joseph Dudy to lead Wilson. Mr. Dudy has worked at Wilson for more than 28 years and has a deep understanding of the brand having previously served as Wilson’s Chief Financial Officer. Under his leadership, Wilson has experienced strong growth in racquet sports, including new racquet categories such as padel and pickleball, won a contract with the NBA to once again be its exclusive basketball provider and licensee, and deepened its relationship with the NFL. Lastly, we hired John Yao as General Manager of

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Amer Sports Greater China to closely coordinate brand success with global teams in this important region. John previously helped lead Nike’s business in Greater China for over 17 years.
In addition to resetting our leaderships teams, we have made considerable investments to attract top-tier industry talent across the Amer Sports group. We have attracted highly experienced and successful talent from some of the world’s leading brands. These talented individuals bring deep industry knowledge and capabilities in key areas such as brand marketing, product design, merchandising and DTC go-to-market strategies.
Rationalized Brand Portfolio
As part of our transformation, we performed a detailed evaluation of our brand portfolio to determine which brands are core to our strategic initiatives. We identified opportunities to rationalize our portfolio and divested Mavic in 2019, Precor in 2020 and Suunto in 2021. We are focused on core brands within our segments which have large market opportunities and significant upside potential, and we have allocated our capital and resources accordingly to achieve our strategic growth plan.
Recent Financial Performance
Our transformation has resulted in strong revenue growth, gross margin improvement and an increase in profitability. Comparing 2022 and 2020, we achieved the following results:
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increase in revenue from $2.4 billion to $3.5 billion, representing a CAGR of 20.4%

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increase in gross margin from 47.0% to 49.7%

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increase in net loss from $237.2 million to $252.7 million

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increase in Adjusted EBITDA from $311.4 million to $453.0 million, representing a CAGR of 20.6%

Revenue (in millions)	Gross Margin (in millions)	Net Loss (in millions)	Adjusted EBITDA (in millions)

Our Competitive Strengths
We believe that the following competitive strengths have been key drivers of our success to date and strategically position us for continued success. Although we believe these competitive strengths will contribute to the growth and success of our company, our business is subject to risks that may prevent us from achieving our business objectives or otherwise adversely affect our business, results of operations or financial condition. See “Risk Factors” for a discussion of these risks, which you should consider carefully before making an investment decision to purchase our ordinary shares.
Iconic Leading Brands in Attractive Diversified Categories
Our dynamic portfolio of iconic brands is featured at the pinnacle of sports and power “winning moments” for professional athletes and amateurs alike. Our brands are defined by innovative, excellent products with superior quality, sustainability and thoughtful design, enabling them to be “market shapers” and leaders in intensely competitive markets for products, services and experiences. For example, Arc’teryx produces specialty climbing and mountain apparel worn from the foot to the peak of the Canadian Rockies, Salomon attracts the best athletes with its footwear and winter sports equipment from the French Alps to trails across the world and Wilson Sporting Goods is a market leader for tennis equipment, baseball gloves, baseball and softball bats, basketballs and footballs. With multiple brands that are market leaders

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in their respective categories, we have a diversified, resilient portfolio. The consistency and profitability of our hard goods categories are complemented by multiple forward growth levers, including double digit, profitable growth in soft goods across large markets.
As a group, our brands are complementary to one another while also geographically and seasonally diversified. We serve a wide range of global athletic and outdoor activities year-round. The relationship among our brands positions us to outfit the outdoor athlete from head to toe. For example, an outdoor athlete can ski on Atomic in the winter, wear an Arc’teryx jacket when rock climbing in the fall and run with Salomon shoes year round. Our market leadership in numerous categories, combined with the diversification of our portfolio, allows us to serve consumers around the world at all times of the year and reduces the aggregate level of seasonality across our business. Nevertheless, changes in market trends and consumer preferences could adversely affect our results of operations.
Authentic Brand Connection with Consumers across Performance Levels
We believe our brands are individually and collectively genuine, true to the aligned group and brand values and purposeful in delivering on promises to our communities. The authenticity of our brands connects us to sports and outdoor enthusiasts who associate our brands with quality craftsmanship, leading innovation and a passion for athletics and the outdoors. An Arc’teryx consumer sees a high-end climbing and ski brand while a Wilson consumer sees it as a leader in tennis. Our credibility is supported by strong brand heritage along with professional athletes across sports leagues and activities choosing to use our brands’ products. At the same time, our products fit and appeal to consumers of all skill levels. This genuine brand equity helps us drive attention and traffic to our brands, with everyday consumers seeking to align themselves with the carefully crafted brand images we have curated over time.
Core to the identity of each of our brands is our mission to enhance consumer experiences. In doing so, our brands foster a sense of belonging. We create thriving communities that are passionate about the sports and activities we support and are loyal to our brands. Arc’teryx hosts community events at retail locations and in the outdoors that bring thousands of people together in an authentic way. At ski resorts globally, Salomon, Atomic, Armada and Arc’teryx brand awareness grows naturally as millions of outdoor enthusiasts see some of the most skilled athletes using our brands. We believe the authenticity of our brands attracts consumers, drives brand affinity and builds a growing loyal following.
Performance Products Driven by Consumer-focused Innovation
Our products are rooted in innovation and technical excellence, and set the standard for quality, function and style across their respective categories. Through a consumer-focused, design-led mindset, we emphasize understanding and meeting the evolving needs and demands of athletes and consumers. Our innovation processes are institutionalized through continued investment in research and development at our innovation centers. These include the Wilson Innovation Center in Chicago, Arc’teryx design centers in North Vancouver, Portland and Tokyo and Salomon’s Annecy Design Center in France. Our teams are constantly testing new ideas to improve our current offering and to be the first to commercialize new products, while balancing the potential lack of receptivity of new products, as well as shifting consumer preferences.
Our brands are supported by former competitive athletes who enjoy an active lifestyle and have a desire to lean into hard problems and apply design to create possibility. We have an expansive network of hundreds of professional athletes and ambassadors across our brands who we actively collaborate with. We gather feedback, insights and ideas from them to incorporate into our designs. This direct feedback drives our product innovation engine and results in high-end products that are trusted by our consumers. We leverage advanced technologies to constantly improve our products and reaffirm the pricing power our brands command. For example, we are using artificial intelligence to design a baseball bat with a larger sweet spot, we have used 3D printing to create an airless basketball, and we use sensors and cameras on skiers to improve ski edge designs. Design features across our brands include Arc’teryx and Salomon developing new, greener membranes with Gore-Tex for their jackets and shoes, improving the waterproofing and breathability, Salomon’s patented Sensifit footwear technology providing precise and comfortable fit in combination with the differentiated Quicklace system and Wilson’s cushion core carcass in its basketballs designed to ensure an easy grip for players. In recent years, design teams at our brands have also invested in the development of products, packaging and services with a sustainability focus, such as Wilson’s Triniti™

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tennis balls made of certain materials that enhance product longevity and using recyclable packaging and Salomon’s MTN Summit alpine boot with eco-designed features. Our products’ shape their respective categories with innovative technologies fueled by our deep commitment to rigorous research and development.
Global Market Access with Scale and Global Points of Presence
Collectively, we are a scaled global business with diverse geographic reach and distribution. In 2022, 42% of our revenue was from the Americas, 36% in EMEA, 7% in Asia Pacific excluding Greater China, and 15% in Greater China. All around the globe, our brands are guided by a consumer-first mindset and meet consumers exactly where they shop, in both digital and physical spaces. Each brand boasts a multi-channel distribution strategy that is tailored to the brand’s product assortment. For example, Salomon has strong access to key specialty retailers in remote mountain locations where consumers buy trail running and winter sports equipment, where the customer base differs significantly from sporting good chains. Arc’teryx is oriented towards a DTC model with next generation retail locations that illuminate the brand identity and resonate with consumers, tailored to consumer preferences by region.
As a group, we deploy a vertically integrated, DTC mindset, while leveraging our network of strong wholesale relationships. We are increasingly emphasizing our owned e-commerce and building out our owned retail distribution around the world. As of June 30, 2023, we have over 300 owned retail stores and growing. Our owned retail stores serve as attractive marketing tools that elevate the consumer experience, and, with the help of in-store activations and events, enhance brand loyalty, build communities and generate a strong return-on-investment. Our owned retail benefits our global e-commerce business, which has grown significantly across all brands, up 88% from 2020 to 2022. The combination of our wholesale and DTC channels, along with our global infrastructure allow our brands to connect with consumers conveniently and seamlessly around the world.
While our business and revenues are geographically diverse, this is the aggregate result of an extensive global footprint built and expanded at the local level and fostered over decades. Today we have owned retail stores in 24 countries representing generations of investment in local communities, which allows us the flexibility to tailor our approach to best meet the needs of local markets. We are nimble across markets and able to replicate success of new product launches in one region globally in a short period of time given our investments in our growing worldwide network.
Differentiated Operating Model Supporting Our Brands
Our global platform supports the brands in key functional areas such as financial controls, capital allocation, compliance and sustainability. IT infrastructure, cybersecurity, vendor administration and communication functions are areas in which we seek to ensure the ongoing protection of shared assets. We also serve the brands in areas such as human resources, financial reporting, automation and continuous technological improvement. Across these functional areas, our brands benefit from infrastructure that they would not be able to build cost efficiently as stand-alone entities. The scale advantages of our platform can be observed in the over $1.4 billion in annual procurement spend we undertake across approximately 180 suppliers in 31 countries as well as 19 distribution centers, of which we operate 9, globally as of June 30, 2023. In essence, our brands enjoy the benefits of access to a high-quality global supply chain commensurate with a greater than $3 billion revenue platform. The shared resources not only create synergies for the brands across each of our segments, but also empower them to prioritize and optimize brand strategy and performance.
Proven Ability to Win in Greater China
Since 2018, our capabilities in Greater China have expanded as our group headcount in the region has increased from approximately 450 to 750 employees as of June 30, 2023. We have realized significant success in the region through a commercialization strategy specific to the Chinese market. Our leaders are empowered to make decisions quickly so that we can compete to win in a dynamic and evolving Chinese retail landscape. While the brand experience for consumers is consistent with each brand’s global ethos, we employ localization strategies that resonate with Chinese consumers. For example, Arc’teryx’s loyalty program

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includes over 1.5 million members in Greater China as of June 30, 2023, having grown from only fourteen thousand in 2018 due to the brand’s ability to leverage tools such as WeChat to accelerate loyalty member enrollment.
Our strategy in Greater China also leverages a precise retail rollout combined with operational excellence. Store locations are selected using detailed data analysis, and we are keenly focused on optimizing store size and store-level productivity. Each location seeks to bring to life our authentic brand stories. Our operational excellence allows us to refresh retail inventory on a regular cadence, helping to drive consistent traffic and excitement in our stores and facilitating a luxury experience. We have already demonstrated success in Greater China, having grown our revenue from $202.3 million in 2020 to $523.8 million in 2022, representing a 60.9% CAGR, and operating margins in the region exceeds the margins of the business overall. In addition, while our initial success in Greater China was largely related to growth of Arc’teryx, we have developed a repeatable playbook with Salomon, which grew its revenue in Greater China by 75% from 2021 to 2022.
We believe we are in the preliminary stages of addressing our growth opportunity in Greater China as our brands continue to be recognized and appreciated by consumers in Greater China, while our proven ability to tailor and execute a regional strategy highlights our global potential.
Highly Experienced Management Team with Deep Bench of Talent
Our strategic vision, operational execution and company culture are driven by our executive leadership team, which has a proven track record in developing sportwear brands on a global scale. At the brand level, we have a deep bench of leaders that have significant experience building DTC retail strategies and unrivaled expertise in accessing fast growing markets. Our brand CEOs operate with a high degree of autonomy and support from group management. Within each brand organization, we have highly talented individuals executing key functionalities, including brand marketing, product development and operations. Across the organization, one third of employees at the top two leadership tiers of the company are individuals hired within the last two years, allowing for fresh perspectives to partner with experienced talent driving strong execution.
Our Growth Strategies
We have established comprehensive growth strategies across each of our brands, founded on the pillars of product innovation, geographic expansion, channel mix optimization and increased brand awareness. We intend to leverage both the intrinsic strengths of our brands and the synergistic benefits of our platform to pursue the following growth strategies:
Leverage Innovation Leadership to Strengthen Core Categories and Scale Newer Categories
The foundation of our brands’ success comes from an ability to innovate and create products that appeal to both elite athletes and everyday consumers. We believe our innovation model, which has been institutionalized across brands in each of our three segments, will allow us to expand our market shares within core categories, as well as tactically scale in newer categories.
Within Technical Apparel, Arc’teryx employs a hands-on, iterative product development process enabled by on-site proto-typing and rigorous on-mountain testing with world-class athletes. The Canadian Coast mountains, in the backyard of Arc’teryx’s North Vancouver Headquarters, provide the ultimate testing grounds for the brand’s products. Core innovation enables products like the Alpha SV waterproof breathable “hardshell” jacket to consistently be among Arc’teryx’s top selling products, supporting the brand’s market leadership within outdoor technical apparel and driving continued topline growth. Along with core outdoor category growth, Arc’teryx plans to grow its women’s category, where it has invested in new design leadership, including an expanded assortment, color palette and updated fits, along with rigorous engagement with female athletes to further expand market share with female consumers. For new product development, Arc’teryx recently opened a footwear development office in Portland, Oregon to be able to provide a more comprehensive offering to the outdoor consumer, while also further diversifying product line seasonality. Arc’teryx is also expanding its product portfolio through its popular contemporary urban lifestyle line, Veilance. These new categories are supplemented by sustainability programs, including ReCare™

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and ReCut™. ReCare™ provides consumers with information on home care and field repair for their products, while the ReCut™ program diverts rescued textiles that are repurposed into original and coveted pieces.
Within Outdoor Performance, Salomon is deeply committed to innovation in footwear, reflected by its world-class design center in Annecy, France, along with a professional athlete collaboration program to design next-generation products. Through trail running, Salomon has been influential in shaping the modern outdoor footwear industry, rich in heritage of the French Alps. These innovations fuel the future of the sport, recently being worn by Courtney Dauwalter as she set back-to-back records at the Western States Endurance Race 100-mile run, and three weeks later, in the Hardrock 100 with the same pair of S/LAB Genesis shoes. S/LAB is the brand’s halo collection of specialty running and Nordic ski systems which have won races from the UTMB in Chamonix France to the 2022 Olympic Winter Games in Beijing, China. The brand’s ADDIKT PRO on-piste ski line is made with recycled ABS sidewalls, demonstrating Salomon’s leading innovation.
Historically, innovation has supported the evolution of Salomon’s iconic products like the XT-6, which was launched in 2013 and originally designed for ultra-distance trail runners under harsh conditions. This silhouette now creates the foundation of Salomon’s rapidly growing Sportstyle line, which creates a blend between function and fashion that is loved by athletes and consumers alike and represents a significant opportunity for the brand. Salomon Sportstyle footwear has become so culturally relevant that the MM6 Maison Margiela x Salomon Cross Low shoes have been worn by global superstars, including during the Super Bowl LVII halftime show, which was viewed by more than 115 million people globally. Sportstyle is the fastest growing collection in the Salomon brand with revenue over $90 million in 2022.
Salomon also demonstrates an unwavering commitment to producing high-quality equipment for winter sports. During the 2022 Winter Olympic Games in Beijing, athletes using Salomon products went on to win 28 Olympic medals, showcasing the technical excellence the brand’s winter sports equipment from skis, ski boots, ski bindings, snowboards, snowboard boots and bindings. Two-time World Cup Overall Alpine ski racer Marco Odermatt has relied exclusively on Salomon ski boots and bindings in his wins. Salomon intends to continue leveraging its premier innovation capabilities to improve existing product lines as well as develop new products to drive growth and increase market share.
In Ball & Racquet Sports, Wilson’s in-house innovation capabilities, anchored by its innovation center located in Chicago, provide a competitive advantage and an engine for continuous growth. The brand’s significant scale, particularly compared to mono-sport competitors, allows Wilson to make significant investments in research and development. The innovation process leverages key insights from technical scientists, engineers and designers who have a deep understanding of sports and the technical needs of athletes who use Wilson products. For example, as of September 1, 2023, 27% of the top 100 men’s tennis players and 42% of the top 100 women’s players in the world use Wilson rackets.
Other recent innovation examples include a Louisville Slugger baseball bat that uses simulation software combined with artificial intelligence, first utilized in the golf space and then expanded to baseball, to enhance the contact sweet spot, or the Evo NXT basketball that redistributes the weight of the ball with an advanced internal construction, making the ball easier to shoot from long range. New product introductions accounted for approximately 21% to 22% of revenue each year from 2020 to 2022 for Wilson. These product innovations drive market share growth in core sports as well as adjacent categories such as the increasingly popular games of padel in Europe and pickleball in the United States.
As a new growth lever, Wilson is expanding its reach in soft goods categories in addition to sports equipment. Wilson is already experiencing success with its Tennis 360 Softgoods strategy, which involves launching tennis footwear and increasing exposure to apparel and represented 3.7% of total Wilson sales during the year ended December 31, 2022. We believe this category will continue to grow as a larger contributor to the Wilson business and help fuel broader brand engagement.
Across segments, our plans to innovate, expand our product offering and successfully implement our growth strategy may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and reduce our revenue and profitability.

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Further Penetrate Key Markets and Strategically Broaden Our Geographic Footprint
While our brands across each of our three segments have achieved global recognition, there are specific markets where they enjoy greater prominence: Arc’teryx in North America and Greater China, Salomon in Europe and Wilson in North America. By capitalizing on our existing global presence and leveraging our brands’ strengths, we have a significant opportunity to strategically increase our presence in existing and new geographies by cultivating new customer bases where there is promising market demand and ample room for growth.
Within Technical Apparel, Arc’teryx’s future geographic growth will be grounded in its historical momentum in North America and Greater China, with considerable opportunity in Europe and the rest of Asia Pacific. In North America and Greater China, the brand operates 44 and 64 owned retail stores, respectively, as of June 30, 2023. Since 2019, the brand has opened 30 stores in Greater China, as well as 17 stores in North America, including 8 new stores to date in 2023, with plans to open 4 more by the end of the year. The brand intends to continue developing its retail real estate portfolio in these markets to drive brand awareness and growth. In Europe, there are retail opportunities in large metro areas such as Paris, as well as iconic, outdoor locations across the Alps, including Chamonix, France, Zermatt, Switzerland and St. Anton, Austria, where important community-building “mountain stores” are targeted to create authentic brand positioning.
Within Outdoor Performance, while Salomon is relatively well known in Europe, we believe brand awareness is significantly lower in Greater China and the United States. These markets represent strong growth opportunities as the technical performance, innovative design and premium nature of the brand’s products, especially within footwear, align well with consumer preferences in these markets. In Greater China, Salomon has successfully opened 29 owned retail stores as of June 30, 2023 and has plans to accelerate its retail rollout in this market. Despite still emerging brand awareness, Salomon enjoys specialty niche market positioning in the United States, including being well known for its winter sports equipment. According to the Circana/Retail Tracking Service, it is the number two outdoor footwear brand in the United States for the three months ended March 31, 2023, based on dollar sales.
Within Ball & Racquet Sports, Wilson has a compelling opportunity to leverage its reputation for technical excellence in various sports activities, stemming from its historical success in the North American market. Wilson plans to expand its market leadership in North America while driving growth in both Greater China and Europe. In these newer markets, Wilson plans to leverage its partnership with the NBA as well as capitalize on increasing participation in sports and outdoor activities such as tennis. In Greater China, we believe that higher levels of participation in sports by children, young adults and women provide an opportunity to leverage the Tennis 360 Softgoods strategy to drive apparel and footwear growth while also developing a strong brand relationship with a large and dynamic consumer base. In Europe, Wilson plans to leverage its product authority in racquet sports to drive market share gains in padel, which is a popular fast-growing sport in the region. Fast growing sports like padel and pickleball are also fragmented and provide Wilson an opportunity to innovate on currently relatively standardized equipment.
Optimize Go-to-market Strategies to Conveniently Engage Consumers
Each of our brands employs a customized go-to-market strategy that is tailored specifically to the brand’s attributes and designed to effectively reach and captivate consumers. We remain committed to further refining and enhancing our go-to-market strategies with the goal of expanding our market presence, fostering customer loyalty and driving growth. Our DTC strategy will continue to require significant investment and management focus and may present risks and challenges, while our wholesale strategy may be impacted by the strength of our relationships with our wholesale partners.
Within Technical Apparel, for Arc’teryx, the DTC channel is the primary vehicle to engage consumers and drives both online and offline conversions. The DTC channel allows Arc’teryx to seamlessly leverage grassroots community marketing strategies and provides for a more agile inventory management model focused on consistent flow of fresh product. While Arc’teryx has a selective wholesale footprint that will remain an important element in its distribution strategy, we expect owned retail and e-commerce to continue to enable DTC to be the brand’s fastest growing channel.

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Retail Brand Stores:   Elevated brand stores provide a critical space for Arc’teryx to engage directly with consumers, showcase products and build community. Its retail store strategy has evolved to include three differentiated store formats with square footage generally ranging from 1,000–10,000 sq ft. With multiple store formats, the brand has expanded its retail store network, with a focus on global retail hubs like Shanghai and New York. The brand stores are highly productive with an average sales per square foot of approximately $1,400 for the twelve months ended June 30, 2023. Brand stores generally have been profitable with a target payback period in the 24–30 month range, based on our North America owned retail stores for the twelve months ended June 30, 2023. The ReBird™ Care and Repair centers, incorporated in several new stores opened since 2022, have been an important element of the brand’s immersive store experience, not only to enhance our efforts in improving the circularity and reusability of our products, but also to drive traffic and consumer engagement.

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E-commerce:   Arc’teryx’s digital platform is a catalyst for the business across all channels by growing brand awareness and serving as a global “storefront” for products and brand identity. We believe the Arc’teryx e-commerce platform will continue to grow as brand awareness accelerates through brand and community marketing investments, which contribute to Arc’teryx’s ability to adapt its business based on consumer data received from this platform.

Within Outdoor Performance, we have optimized Salomon’s go-to-market strategy from a traditional wholesale model to a modern and balanced consumer-centric retail strategy. The strategy is designed to elevate the brand by selectively choosing premium wholesale partners, curating and segmenting the inventory assortment with them, while also reaching more consumers on a direct basis through owned retail and e-commerce and providing engaging consumer experiences. While the channel mix remains primarily wholesale, DTC has grown significantly from 18% of brand revenue in 2020 to 21% in 2022 in an effort to drive penetration globally.
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Direct-to-Consumer:   The brand has a strategic retail expansion plan, focusing on the development of multi-sport, experiential store formats in select major global cities, such as Paris and Milan, as well as increasing the number of Sportstyle focused stores in Greater China. For e-commerce, Salomon recently redesigned its website with a vision to inspire, guide and equip new and returning consumers to unleash their potential through mountain sports. We believe the platform provides an immersive and frictionless brand experience which has led to increased traffic and conversion. We expect growth on the e-commerce platform to scale with retail expansion as brand awareness increases and Salomon builds larger brand communities.

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Wholesale:   Salomon targets high-quality wholesale partners, including specialty retailers, globally to attract new consumers. The brand collaborates with partners to drive higher per door productivity. Many of the brand’s specialty retailer partners focus directly on Salomon’s core competencies, including product expertise in hiking and trail running. Within outdoor and trail running shoes, Salomon is focused on consolidating the number of accounts and improving productivity. Within the Sportstyle category, Salomon is similarly focused on improving productivity while expanding the number of retail partners carrying the brand’s products. Salomon intends to further increase its number of strategic wholesale accounts in Europe, especially in underpenetrated areas of Western Europe, as well as the United States where Salomon seeks to target top-tier sporting goods retailers.

Within Ball & Racquet Sports, Wilson Sporting Goods’s go-to-market strategy revolves around highly productive wholesale relationships complemented by owned retail stores and an e-commerce platform that create excitement around Wilson’s categories and elevate Wilson’s brand. The wholesale channel is pivotal for Wilson as we believe many consumers prefer to shop in stores where expert recommendations are available and can be critical to driving the point-of-sale for sporting goods. Over 50% of Wilson’s wholesale revenue in 2022 came from differentiated specialty retailers. Through strong wholesale relationships and a complementary DTC strategy, Wilson aims to continue increasing consumer engagement in the appropriate channels. Importantly, while Wilson’s owned store footprint is expected to remain relatively small and targeted, these stores serve as important consumer touchpoints to build engagement with the brand in high-quality, immersive retail environments.
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Wholesale:   Wilson’s wholesale channel comprises more than 15,000 wholesale partners globally as of December 31, 2022, balanced between traditional and specialty retailers and smaller pro shops and

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country clubs. Through internal, specialized sales teams, Wilson closely collaborates with its wholesale partners to deliver a premium and educational consumer experience that drives brand productivity. From 2020 to 2022, Wilson meaningfully increased wholesale productivity with two of its top wholesale partners, Dick’s Sporting Goods and Academy, each increasing revenue by 101% and 73%, respectively. As Wilson continues to deliver superior products, it intends to continue increasing productivity and shelf space with strategic wholesale partners.
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Direct-to-Consumer:   Wilson leverages DTC channels to complement its wholesale strategy by increasing brand awareness and elevating the brand. Wilson has owned retail stores in strategic locations, such as New York City and Chicago, which provide an immersive consumer experience and illuminate Wilson’s leadership across categories. The brand’s retail strategy is complemented by a global e-commerce platform with innovative digital capabilities, such as a direct-to-team baseball offering that leverages Wilson’s dynamic portfolio of brands and connections with baseball academies, clubs and organizations. Overall, we believe DTC will continue to play a critical role in driving traffic and conversion for Wilson in both the DTC and wholesale channels as brand equity and awareness grow.

Grow Brand Awareness, Expand Our Communities and Increase Customer Loyalty
We believe efforts to drive higher levels of brand awareness and increased customer loyalty across key markets are critical for each of our brands to achieve their commercial potential. As such, each brand has developed robust global marketing programs that build on the authenticity of each brand through strategies ranging from “grass roots” local community activities, to large scale global on-mountain events, to sophisticated original content and social media campaigns that leverage digital marketing.
Within Technical Apparel, Arc’teryx has created a reputation of authenticity and an uncompromising standard of excellence. The result has created a passionate, loyal following for the brand. However, Arc’teryx global brand awareness levels are relatively low when compared to more established premium outerwear brands. The brand plans to tactically increase brand awareness and curate more passionate communities through the following global strategies:
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Arc’teryx Academies:   Each year, Arc’teryx hosts several global events in some of the most iconic alpine destinations around the world such as Chamonix, France; St. Anton, Austria and Whistler, British Columbia. Each Academy focuses on a different mountain sport discipline and is open to the public. In 2022, these events saw over 17,500 attendees and generated 76.5 million media impressions.

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Store-Driven Events:   Arc’teryx’s events enable the brand to connect to the communities surrounding the brand’s stores. These events range from design discussions, music performances, to speaker series hosted both in-store and online.

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Original Content + Digital and Social Media:   In 2022, Arc’teryx has produced 15 original content films with talented filmmakers that featured sponsored athletes. These films included examples such as Unfinished Business, a documentary about Greg Hill summiting all 20 peaks of the Spearhead Traverse in one day and Keep It Real, a video on the underground UK bouldering scene that provided original content to enable authentic brand storytelling across social media channels. We believe original content combined with digital marketing strategies will increase Arc’teryx brand awareness globally.

Within Outdoor Performance, while the Salomon brand has existed for more than 75 years, we believe there is an opportunity to grow brand awareness globally, particularly in North America and Greater China. To drive brand awareness, Salomon plans to use the following integrated, brand-first marketing strategy to communicate key product stories:
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Television, Digital and Social Media:   Using television, digital and social media, Salomon plans to effectively communicate its brand story to a large audience of consumers and form a deeper connection. For example, in 2022, Salomon unveiled the new “Tomorrow is Yours” campaign aimed at inspiring a wider, younger and more diverse audience to connect with the outdoors. We believe this comprehensive global campaign increased brand awareness and perception globally.

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Brand Ambassadors:   Professional athletes trust Salomon in the most demanding competitive environments, which is the greatest form of product validation. In total, more than 600 professional athletes across trail running, snowboarding and alpine and Nordic skiing actively use Salomon products. These athletes provide individual product and brand storytelling opportunities to drive awareness.

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Loyalty Program:   In 2022, Salomon launched its loyalty program, S/Plus which allows consumers to earn points for each purchase, access exclusive products and receive other members only benefits. The S/Plus program had over 1.2 million members as of December 31, 2022, the first year of its existence.

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Original Content:   Salomon.tv originated in 2009 as the original branded content platform in sports. As of June 30, 2023, more than 245,000 subscribers view 6-10 original and authentic stories per year highlighting athletes, sports, products and community.

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Events:   Salomon has developed a leading series of running events in some of the most iconic outdoor destinations around the world called The Golden Trail Series (“GTS”). These events are the only running events in the world designed and developed for a global television audience. In 2023, GTS events will be broadcasted on Eurosport across 53 countries. Salomon plans to further increase spending to add events in Japan and Greater China to complement the United States and European races, entrenching Salomon as the leading global brand powering the sport of trail running.

Within Ball & Racquet Sports, Wilson has recently elevated its brand through consistent, cohesive brand messaging across sports categories. Today Wilson is thoughtfully balancing product marketing and brand marketing to engage consumers, and it intends to continue growing its brand awareness in key global markets through the following strategies:
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Professional Partnerships:   For more than 110 years, Wilson has been and continues to be a part of championship-level performance for some of the world’s best athletes and iconic sports leagues. These endorsements and partnerships serve as a competitive advantage, providing a differentiated opportunity to convey a story around “Play What the Pros Play”. Wilson plans to continue leveraging these partnerships with both professional leagues and young aspiring talent across sport activities to build brand awareness globally.

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Strategic Marketing:   Known for product excellence across sport categories, Wilson is establishing a cohesive brand identity that sources and amplifies brand equity from each categories’ leadership and authenticity, effectively shifting from category marketing to brand marketing. Wilson leverages digital marketing, social media platforms, experiential concepts and collaborations with brands such as KITH to deliver authentic brand and product messaging to consumers. The digital marketing strategy combines personalized targeting, engaging content and data-driven optimization to build brand awareness and drive consumer engagement. In 2022, the brand launched a marketing program for everyone to “Live Like an Athlete”, which immediately increased the brand’s social media engagement. Wilson continues to build on this brand momentum through the Wilson Tennis 360 Softgoods strategy and a comprehensive brand campaign delivered in 2023.

Leverage the Amer Sports Platform to Scale All of Our Brands
We have laid the foundation and infrastructure to enable premium brands to thrive and scale on the Amer Sports platform. The ability for brands to chart their own consumer-centric strategies while leveraging the global scale and capabilities of our platform provides an opportunity for all our brands across each of our three segments to accelerate their growth in a profitable manner. For example, Atomic and Peak Performance have an opportunity to leverage our platform to increase their presence globally. Atomic is a leading player in winter sports as validated through the use of Atomic equipment by some of the world’s best alpine athletes, including Mikaela Shiffrin. We intend to leverage this professional brand halo to capture additional market share in the global winter sports equipment industry and further extend the Atomic brand to apparel and accessories. Given its Nordic roots, Peak Performance has a strong following within EMEA; however, there is an opportunity to expand the brand globally in the Americas, Greater China and Asia Pacific.

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Our Market Opportunity
Our brands operate across several markets, including the athletic apparel, athletic footwear and sports equipment markets. These are global markets and form a collective market opportunity of approximately $522 billion as of 2022.
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Global Athletic Apparel Market:   According to Euromonitor International, the global athletic apparel market represented $220 billion in annual spend in 2022 and is expected to grow at a 6.4% CAGR though 2027.

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Global Athletic Footwear Market:   According to Euromonitor International, the global athletic footwear market represented $152 billion in annual spend in 2022 and is expected to grow at a 6.8% CAGR though 2027.

We believe our global capabilities and presence, especially within Greater China, positions us well to drive growth in the athletic apparel and athletic footwear markets globally.
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Global Sports Equipment Market:   According to Statista, the global sports equipment market represented $150 billion in annual spend in 2022 and is expected to grow at a 6.5% CAGR through 2027.

We believe the following trends influence the industries within which we operate and how consumers make their purchase decisions:

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Health & Longevity:   We believe one of the lasting effects of the COVID-19 pandemic is an increased focus on health and longevity, resulting in increased participation in sports across genders, ages and geographies. For example, according to a survey conducted by a third-party research consulting group, approximately 50% of US consumers reported wellness as a top priority in their daily lives in 2022, an increase from 42% in 2020. We believe this increased focus on health and longevity is a trend that will continue and will drive consumers to purchase sports apparel, footwear and equipment to facilitate a healthy lifestyle through sports and outdoor recreation.

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Increased Casualization:   There has been a shift towards more casual apparel and footwear options for daily use, a trend that has been accelerated by COVID-19. This casualization trend drives the need for products that can offer versatility across of a variety of use cases, whether in the office, or participating in outdoor activities. We believe our premium apparel and footwear products provide the necessary style, comfort and technical performance to allow consumers to seamlessly transition from one activity to the next while feeling confident throughout the day.

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Growth in the Premium Consumer Segment:   Our brands target consumers who seek high-quality, premium performance products to help them perform at their best and feel confident on-and-off the court. According to the Credit Suisse 2022 Global Wealth Report, the number of adults globally with a net worth of $100,000 or more, which we define as the premium consumer segment, has increased from 358 million in 2010 to 689 million in 2021, representing a CAGR of 6.1%. We believe our brands and products are positioned as premium products and enable us to capitalize on growth in the number of premium consumers.

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Sustainable Consumption:   We believe sustainable consumption is at the forefront of many consumers’ decision whether to engage or transact with a brand. According to a recent third-party survey of U.S. consumers, sustainability is increasingly influencing consumer behavior. We believe the consumer’s focus on sustainable consumption will be a continued trend and that consumers will seek out sustainability minded companies when making purchases.

History
Amer Sports Corporation, our wholly-owned subsidiary, was founded in Helsinki, Finland, in 1950, and was listed on the Nasdaq Helsinki in 1977. In 2019, Amer Sports Corporation was acquired by an investor group consisting of ANTA Sports Products Limited (“ANTA Sports”), FountainVest Partners (“FountainVest”), Anamered Investments Inc., an entity affiliated with Dennis J. (Chip) Wilson (“Anamered”) and Tencent Holdings Limited (“Tencent”), each of which owns their interests in us through Amer Sports

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Holding (Cayman) Limited (“JVCo”), an investment vehicle and our principal shareholder immediately prior to this offering, and Amer Sports Corporation was delisted from the Nasdaq Helsinki.
IPO-Related Transactions
Reclassification
As of the date of this prospectus, we had issued and outstanding ordinary shares, par value EUR 0.10 per ordinary share, comprising an aggregate of (i)             class A voting shares and (ii)              class B non-voting shares.
Immediately prior to the completion of this offering, we intend to redesignate and reclassify each of the issued and outstanding class A voting shares and each of the issued and outstanding class B non-voting shares into a single class of ordinary shares, each entitled to one vote per share (collectively, the “Reclassification”).
Shareholder Loan Equitization
Immediately prior to the completion of this offering, we intend to equitize a portion of certain existing shareholder loans (the “Equitization”). As of December 31, 2022, we had (1) an aggregate principal amount of $2.7 billion in borrowings outstanding under a shareholder loan from JVCo (“JVCo Loan 1,” as defined in “Related Party Transactions—Loans with Related Parties”) and (2) an aggregate principal amount of $7.2 million in borrowings outstanding under a shareholder loan (“Co-Invest Loan 1,” as defined in “Related Party Transactions—Loans with Related Parties”) from Amer Sports Management Company (Cayman) Limited (the “Co-Invest”), a minority shareholder. Immediately prior to the completion of this offering, $          billion of JVCo Loan 1 and $          million of Co-Invest Loan 1 will be effectively forgiven (with no new shares to be issued in connection therewith). See also “Related Party Transactions—Loans with Related Parties” and “Capitalization.”
Distribution
Subsequent to the completion of this offering, JVCo expects to effect a transfer of our ordinary shares held by JVCo to its ultimate owners (the “Distribution”) and thereafter dissolve the entity at which time the shareholders of JVCo will become our direct shareholders.
Prior to the completion of this offering and after giving effect to the Reclassification and the Distribution, each of ANTA Sports, FountainVest, Anamered and Tencent will hold    %,    %,    % and    %, respectively, of our issued and outstanding ordinary shares. See “Principal Shareholders.”
Corporate Information
We were incorporated as Amer Sports Management Holding (Cayman) Limited in the Cayman Islands as an exempted company with limited liability on January 3, 2020. On August 4, 2023, we changed our name to Amer Sports, Inc. Our registered offices are located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our telephone number at this address is +1 345 945 3901. Our corporate offices are located at Konepajankuja 6, 00511 Helsinki, Finland. Our telephone number at this address is +358 (0)20 712 2500. Investors should contact us for any inquiries through the address and telephone number of our corporate offices. Our principal website is www.amersports.com. The information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.
Risk Factors Summary
Investing in our ordinary shares involves a high degree of risk. The risks described in “Risk Factors” in this prospectus may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our growth strategy. Some of the more significant risks include the following:
Risks Related to Our Business and Industry
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Our business depends on the strength of our brands, and if we are not able to maintain and enhance our brands, our reputation and results of operations may be adversely affected.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
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Changes in market trends and consumer preferences could adversely affect our financial results.

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Our products, services and experiences face intense competition.

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Harm to our reputation could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders.

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We rely on technical innovation and high-quality products to compete in the market for our products.

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Our financial success may be impacted by the strength of our relationships with our wholesale partners.

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Our growth strategy involves the continued expansion of our DTC channel, including our owned retail stores and e-commerce platform, which may present risks and challenges.

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Our plans to innovate, expand our product offerings and successfully implement our growth strategies may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and reduce our revenue and profitability.

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Our international operations involve inherent risks which could result in harm to our business.

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We face risks associated with our business in the PRC.

Risks Related to Our Distribution Network and Suppliers
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Our business or our results of operations could be harmed if we or our wholesale partners are unable to accurately forecast demand for our products or if we are unsuccessful at managing product manufacturing decisions.

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The operations of our suppliers and third-party manufacturers are subject to additional risks that are beyond our control, including those that may result in significant disruptions in supply, and that could harm our business, financial condition and results of operations.

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If we encounter problems with our distribution system, our ability to deliver our brands’ products to the market could be adversely affected.

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Sustainability- or ESG-related matters, climate change, or legal, regulatory or market responses thereto, may have an adverse impact on our business and results of operations.

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Political uncertainty or geopolitical tensions could have a material adverse effect on our business, results of operation and financial condition.

Risks Related to Litigation and Regulation
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Changes to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.

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We could face risks arising out of compliance with, or liabilities under, environmental, health and safety laws and regulations.

Risks Related to Our Intellectual Property and Information Technology
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If we are unable to obtain, maintain, protect and enforce our intellectual property rights, or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize products substantially similar to ours, and our business may be adversely affected.

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Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations.

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We license certain of our intellectual property rights to and from others. If we fail to adequately monitor our licensees’ compliance with, or if we fail to comply with our obligations under, our license

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
agreements, our intellectual property rights may be adversely affected, we may be subject to third-party claims of intellectual property infringement, misappropriation, or other violation or we could lose our licensed rights.
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A security breach or other disruption to our IT Systems could result in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of information or could disrupt our operations, which could materially adversely affect our business, financial condition or results of operations.

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We are subject to various laws, rules, regulations and guidelines relating to data privacy and security. Changes in such laws, rules, regulations and guidelines, or any actual or perceived failure by us to comply with them, could lead to government enforcement actions, private litigation or adverse publicity, any of which could have a material adverse effect on our reputation, results of operations or financial condition.

Risks Related to Financial, Accounting and Tax Matters
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We plan to primarily use cash from operations to finance our growth strategy, but may need to raise additional capital that may be required to grow our business, which we may not be able to raise on terms acceptable to us or at all.

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Fluctuations in foreign currency exchange rates could harm our results of operations.

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If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

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We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate the material weakness or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

Risks Related to Our Shareholders

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ANTA Sports may fail to perform under the BSA, or we may fail to have replacement systems and services in place when the BSA expires.

Implications of Being a Foreign Private Issuer
We are considered a “foreign private issuer.” Accordingly, upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
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the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, the corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. For as long as we choose to rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, our board of directors’ approach to governance may be different from that of a U.S. domestic company, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the NYSE corporate governance standards. We have not yet determined which exemptions we will rely upon.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.
In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities. See “Management—Corporate Governance Practices.”

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
THE OFFERING
Issuer
Amer Sports, Inc.
Offering of ordinary shares
          shares.
Over-allotment option to purchase additional ordinary shares
We have granted the underwriters an option to purchase up to          additional ordinary shares within 30 days of the date of this prospectus to cover over-allotments.
Ordinary shares to be issued and outstanding after this offering
          shares (or               shares if the underwriters’ over-allotment option is exercised in full).
Use of proceeds
We estimate that the net proceeds to us from the offering will be approximately $      (or $      if the underwriters’ over-allotment option is exercised in full) based on an assumed initial public offering price of $      per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We intend to use the net proceeds we receive from this offering to repay all of our outstanding borrowings under our existing shareholder loans, after giving effect to the Equitization, and any remaining net proceeds for general corporate purposes. See “—IPO-Related Transactions—Shareholder Loan Equitization” and “Use of Proceeds.”
Dividend policy
We have never declared nor paid any cash dividends on our ordinary shares. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors subject to applicable laws, and will depend on then-existing conditions, including our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Our Senior Facilities Agreement (as defined herein) restricts our ability to make distributions, including dividends, subject to certain exceptions.
Listing
We intend to apply to list our ordinary shares on the NYSE, under the symbol “          .”
Risk factors
See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.
Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:
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filing and effectiveness of our amended and restated memorandum and articles of association and the Reclassification, each of which will occur immediately prior to the completion of this offering;

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no exercise of the option granted to the underwriters to purchase up to           additional ordinary shares to cover over-allotments, if any, in connection with the offering; and

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83

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an initial public offering price of $      per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The number of ordinary shares that will be issued and outstanding after this offering is based on ordinary shares issued and outstanding as of             , 2023, upon the effectiveness of the Reclassification, and excludes:

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     ordinary shares issuable on the exercise of options outstanding as of           , 2023, under our 2019 ESOP (as defined herein) with a weighted-average exercise price of $       per ordinary share;

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      ordinary shares issuable on the exercise of options outstanding as of           , 2023, under our 2023 ESOP (as defined herein) with a weighted-average exercise price of $        per ordinary share; and

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      ordinary shares reserved for issuance under our 2019 ESOP, 2023 ESOP and 2023 Amer Sports Equity Incentive Plan, plus any future increases in the number of ordinary shares reserved for issuance thereunder, as more fully described in the section titled “Management—Equity Incentive Plans—Existing Plans.”

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
SUMMARY FINANCIAL AND OTHER INFORMATION
The summary of loss and other comprehensive income and loss data for the years ended December 31, 2022, 2021 and 2020, and summary balance statement of financial position data as of December 31, 2022, have been derived from our audited consolidated financial statements included elsewhere in this prospectus.
We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Historical results for any prior period are not necessarily indicative of results expected in any future period.
The consolidated financial statements included in this prospectus have been restated due to certain changes in accounting principles, classification and corrections of errors from previously published consolidated financial statements. For further information on the restatements of our consolidated financial statements for the fiscal years 2022, 2021 and 2020, see Note 3, “Changes in accounting principles and correction of errors,” to our consolidated financial statements included elsewhere in this prospectus.
The following summary financial information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.
Summary Loss and Other Comprehensive Income and Loss Data
	For the Year Ended December 31,
	Restated 2022	Restated 2021	Restated 2020
	($ in millions)
Revenue	$3,548.8	$3,066.5	$2,446.3
Cost of goods sold	(1,785.2)	(1,560.9)	(1,297.4)
Gross profit	1,763.6	1,505.6	1,148.9
Selling and marketing expenses	(1,107.6)	(962.6)	(733.2)
Administrative and other expenses	(415.1)	(364.4)	(277.3)
Impairment losses	(201.7)	(0.7)	(20.5)
Other operating income	11.4	9.0	7.2
Operating profit	$50.6	$186.9	$125.1
Finance income	3.3	2.3	1.6
Finance cost (1)	(236.5)	(279.0)	(274.1)
Net finance cost	$(233.2)	$(276.7)	$(272.5)
Loss before tax	(182.6)	(89.8)	(147.4)
Income tax expense	(48.3)	(34.7)	(26.2)
Loss from continuing operations	$(230.9)	$(124.5)	$(173.6)
Loss from discontinued operations, net of tax	(21.8)	(1.8)	(63.6)
Net loss	$(252.7)	$(126.3)	$(237.2)
Net loss margin	(7.1)%	(4.1)%	(9.7)%
Net loss attributable to:
Equity holders of the company	(252.7)	(126.3)	(237.2)
Net loss per ordinary share—basic and diluted	(2.19)	(1.10)	(2.06)
Weighted average number of ordinary shares outstanding—basic and diluted	115,514,239	115,220,745	115,220,745
Pro forma net loss (2)
Pro forma net loss per ordinary shares—basic and diluted (2)
Pro forma weighted average number of ordinary shares outstanding—basic and diluted (2)

(1)
Includes interest expense relating to the shareholder loans expected to be equitized or repaid in connection with this offering of $138.5 million, $142.9 million and $132.5 million for the years ended December 31, 2022, 2021 and 2020, respectively. See “Related Party Transactions—Loans with Related Parties.”

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83

(2)
Pro forma net loss, pro forma net loss per share—basic and diluted and pro forma weighted average number of ordinary shares outstanding—basic and diluted each give effect to (a) the Reclassification, (b) the Equitization and (c) the issuance of       ordinary shares in this offering at an initial public offering price of $      per share, which is the midpoint of the range set forth on the cover of this prospectus and the application of the net proceeds therefrom, as if each had occurred on the first date of the period presented. See “—Reclassification,” “—Shareholder Loan Equitization” and “Use of Proceeds.”.

The following is a reconciliation of historical net loss to pro forma net loss for the fiscal year ended December 31, 2022:
Year Ended December 31, 2022
($ in millions)
Net loss as reported	$
Decrease in interest expense(a)	$
Pro forma weighted average number of ordinary shares outstanding(b)
Basic
Diluted
Pro forma net loss per share
Basic
Diluted
Pro forma net loss	$

(a)
Reflects the decrease in interest expense as a result of (i) the Equitization and (ii) the repayment of shareholder loans with the net proceeds from this offering. See “Related Party Transactions—Loans with Related Parties” and “Use of Proceeds.”

(b)
Reflects       additional ordinary shares to be issued by us in this offering.

Summary Balance Statement of Financial Position Data
	As of December 31, 2022
	Actual Restated	As Adjusted (1)
	($ in millions)
Total assets	$7,895.1	$
Total liabilities	$7,969.0	$
Total equity	$(73.9)	$

(1)
As adjusted amounts give effect to the issuance and sale of           ordinary shares by us in the offering at the initial public offering price, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, as set forth under “Use of Proceeds.” See “Use of Proceeds” and “Capitalization.”

Summary Cash Flows Data
	For the Year Ended December 31,
	Restated 2022	Restated 2021	Restated 2020
	($ in millions)
Total net cash flows (used in)/from operating activities	$(91.7)	$268.0	$297.9
Net cash flow (used in)/from investing activities	$(118.6)	$295.4	$(106.7)
Net cash flow from/(used in) financing activities	$81.1	$(369.7)	$(165.3)

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Non-IFRS Financial Data (1)
	For the Year Ended December 31,
	2022	2021	2020
	($ in millions)
Constant Currency Revenue	$3,548.8	$2,891.3	$2,346.7
EBITDA	$225.5	$388.7	$281.6
Adjusted EBITDA	$453.0	$416.8	$311.4
Adjusted EBITDA Margin	12.8%	13.6%	12.7%
Adjusted Net Income	$(29.8)	$(98.7)	$(170.0)

(1)
Constant currency revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are non-IFRS financial measures. Management believes that these non-IFRS measures, together with the IFRS measures used by management, reflect how we evaluate performance and make decisions about our business. These non-IFRS measures should be considered supplements to, not substitutes for, or superior to, the corresponding measures calculated in accordance with IFRS. For additional information about these non-IFRS measures, including a reconciliation of each of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income to their most directly comparable financial measure calculated in accordance with IFRS, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures.”

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below as well as the other information included in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our ordinary shares could decline due to any of these risks, and, as a result, you may lose all or part of your investment. See also “Cautionary Statement Regarding Forward-Looking Statements.”
Risks Related to Our Business and Industry
Our business depends on the strength of our brands, and if we are not able to maintain and enhance our brands, our reputation and results of operations may be adversely affected.
Our iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance, are integral to our business and to the implementation of our strategies for expanding our business. We believe that the brand images we have cultivated have significantly contributed to the success of our business and are critical to maintaining and expanding our consumer base. Maintaining and enhancing our premium brands may require us to make substantial investments in areas such as product design, intellectual property, operations, marketing, supply chain (including raw materials, manufacturing and distribution), sustainability, environmental, social and governance (“ESG”), community relations, employee training and our direct-to-consumer (“DTC”) and wholesale distribution channels, including investments in additional distribution partnerships, the opening of new owned retail stores and new owned e-commerce websites, the inclusion of products on third-party e-commerce platforms, and other e-commerce projects, and these investments may not be successful.
We anticipate that, as our business continues to expand into new markets and new product categories, maintaining and enhancing our brands may become difficult and require expending significant resources. If these or similar efforts in the future are not successful, our brands may be adversely impacted. Even if such efforts are commercially successful, they may dilute our image in our brands’ respective core markets, including apparel, footwear, sports equipment, protective gear and accessories. In addition, our brands may be adversely affected if our public image or reputation is tarnished by negative publicity. Our brands currently have significant autonomy within the structure of the Amer group with respect to the implementation of their strategic goals. Decision makers at our respective brands could take actions that harm our overall reputation or lead to the loss of goodwill by wholesale partners and consumers. Likewise, the reputation of our brands could be damaged by adverse publicity regarding Amer Sports and if decision-makers of Amer Sports take actions that would be viewed negatively by our wholesale partners, consumers or the general public. Furthermore, our exposure to social media platforms may accelerate and aggravate such negative publicity. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, counterfeit products and failure or legal limitations to obtain, maintain, protect and enforce the intellectual property rights in our brands may threaten the strength of our brands, and those and other factors could diminish consumer confidence in us. Maintaining and enhancing our brands will depend largely on our ability to remain a leader in premium performance in the sports and outdoor industry and to continue to offer a range of high-quality products to our consumers, which we may not execute successfully. Any of these factors could harm our business, reputation, prospects, financial condition or operating results.
Changes in market trends and consumer preferences could adversely affect our financial results.
We are a consumer products company and the relative popularity of various sports and outdoor activities and changing design trends affect the demand for our products. Consumer preferences and, as a result, the popularity of particular designs and categories of apparel, footwear and accessories, generally change over time. Similarly, consumer preferences may also change as it relates to sporting equipment and protective gear, as interest in certain sports and outdoor activities may wane over time. Our success depends in part on our ability to promptly anticipate, understand and respond to changing apparel, footwear,

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
sports equipment, protective gear and accessories trends, popularity in sports or outdoor activities and consumer preferences in a timely manner. Our efforts to maintain and improve our competitive position by monitoring and timely and appropriately responding to changes in consumer preferences, increasing brand awareness and enhancing the style, comfort, performance and/or perceived value of our products may not be successful. If we are unable to maintain or enhance the images of our brands or if we are unable to timely and appropriately respond to new competition, changing consumer preferences and evolving trends and interests (including due to product lead times which make it difficult to rapidly shift sourcing and manufacturing to align with such changes), consumers may consider our brands’ images to be outdated and associate our brands with styles and activities that are no longer popular, which would decrease demand for our products. In addition, we market our products globally through a diverse spectrum of advertising and promotional programs and campaigns, including social media, mobile applications and online advertising. If we do not successfully market our products or if advertising and promotional costs increase, these factors could have an adverse effect on our business. Such failures could result in loss of market share, reduced sales, excess inventory, trade name impairments, lower gross margin and other adverse impacts on our results of operations.
Our products, services and experiences face intense competition.
The sports and outdoor industry is highly competitive and fragmented both in the United States and worldwide. We compete internationally with a significant number of athletic and leisure apparel and footwear companies and sports equipment companies, including both private labels and large companies that have diversified lines of athletic and leisure apparel, footwear, sports equipment, protective gear and accessories, some of which have more resources or broader products lines. We also compete with other companies for the production capacity of third-party manufacturers that produce certain of our products. In addition, we and our third-party manufacturers compete with other companies and industries for raw materials used in our products. Our DTC brand platforms, both through our e-commerce operations and owned retail stores, also compete with multi-brand retailers, which sell our products through their digital platforms and physical stores. Furthermore, we believe that our wholesale partners face intense competition from other department stores, sporting goods stores, retail specialty stores, and online retailers, among others, which could negatively impact the financial stability of their businesses and their ability to conduct business with us.
Brand image and recognition, product offerings and quality, marketing expenditures (including expenditures for advertising and endorsements), innovation and design, sustainability, distribution, pricing, costs of production, customer service, e-commerce platforms, digital services and experiences and social media presence are areas of intense competition. These, in addition to ongoing rapid changes in technology, a reduction in barriers to the creation of new apparel and footwear companies and consumer preferences in the markets for apparel, footwear, sports equipment, protective gear and accessories constitute significant risk factors in our operations. In addition, the competitive nature of retail, including shifts in the ways in which consumers shop, and the continued proliferation of e-commerce, constitutes a risk factor implicating our DTC and wholesale operations. Some of our competitors have significant competitive advantages, including longer operating histories, larger and broader consumer bases, more established relationships with a broader set of suppliers, greater brand recognition, and greater financial, research and development, store development, marketing, distribution, and other resources than we do. If we do not adequately and timely anticipate and respond to our competition, our costs may increase, demand for our products may decline, possibly significantly, or we may need to reduce wholesale or suggested retail prices for our products.
Failure to continue to obtain or retain high-quality brand ambassadors of our products could harm our business.
We establish relationships with professional and collegiate sports organizations, athletes, influencers and other brand ambassadors to develop, evaluate and promote our products, as well as establish product authenticity with consumers. However, as competition in the sports and outdoor industry has increased, the costs associated with establishing and retaining such sponsorships and other relationships also have increased. If we are unable to maintain our current associations with our brand ambassadors or to do so at a reasonable cost, we could lose the high visibility or on-field authenticity associated with our products, and we may be required to modify and substantially increase our marketing investments. As a result, our brands, revenue, expenses and profitability could be harmed.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Furthermore, if certain brand ambassadors were to stop using our products contrary to their endorsement agreements, our business could be adversely affected. In addition, actions taken or statements made by athletes, teams or leagues, or other brand ambassadors, associated with our products or brand that harm the reputations of those brand ambassadors, could also seriously harm our brand image with consumers and, as a result, could have an adverse effect on our sales and financial condition. In addition, poor or non-performance by our brand ambassadors, a failure to continue to correctly identify promising athletes, public figures or sports organizations to use and endorse our products and brand, or a failure to enter into cost-effective endorsement arrangements with prominent athletes, public figures and sports organizations could adversely affect our brand, sales and profitability.
Harm to our reputation could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders.
Negative publicity or perceptions involving us and our brands, products, vendors, brand ambassadors, principal shareholders or marketing and other partners, or failure to detect, prevent, mitigate or address issues giving rise to reputational risk could adversely impact our reputation, business, results of operations, financial condition and the price of our ordinary shares, and may adversely impact our ability to attract and retain employees, brand ambassadors, consumers and wholesale partners, sponsorships, partnerships, relationships with professional and collegiate sports leagues and other stakeholders. Issues that might pose a reputational risk include:
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product liability, product recalls, and product boycotts including due to failure to obtain any applicable professional organization or safety or performance certifications;

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product sponsorship and brand ambassador relationships, including those with athletes and celebrity brand ambassadors, professional and collegiate sports leagues, influencers or group affiliations;

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public stances on controversial social or political issues;

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our handling of issues relating to sustainability and ESG matters, including the transparency of setting or our progress toward sustainability and ESG expectations, goals and initiatives;

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perceptions of our or our affiliates’ supply chain and sourcing practices, including due to geopolitical tensions;

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perceptions of our principal shareholders;

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our social media activity;

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failure of our cybersecurity measures to protect against data breaches;

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failure to comply with applicable laws, sanctions, trade or other regulations;

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issues with management or other key personnel, as well as labor issues; and

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any of the other risks enumerated in these risk factors.

Furthermore, the prevalence of social media and a constant, on-demand news cycle may accelerate and in the short-term increase the potential scope of any negative publicity we or others might receive and could increase the negative impact of these issues on our reputation, business, results of operations, and financial condition.
We rely on technical innovation and high-quality products to compete in the market for our products.
Technical innovation and quality management in the design and manufacturing processes of apparel, footwear, sports equipment, protective gear and accessories are essential to the commercial success of our products and development of new products. We must continue to invest in research and development in connection with the innovation and design of our products in order to attract and retain consumers. If we are unable to anticipate consumer preferences or industry changes, or if we are unable to introduce new products or modify our existing products on a timely basis, we may lose wholesale partners and consumers or become subject to greater pricing pressures. Our operating results would also suffer if our innovations and designs do not respond to the needs and demands of our wholesale partners and consumers, are not

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
appropriately timed with market opportunities or are not effectively brought to market. Any failure on our part to innovate and design new products or modify existing products may harm our brand image and consumer demand for our products could decline and could result in a decrease in our revenue and an increase in our inventory levels.
In addition, we believe our wholesale partners and consumers view many of our products as premium quality. If we experience problems with the quality of our products, we may incur substantial expense to remedy the problems along with a loss of consumer confidence and loyalty, and consumers may also be unwilling to pay premium prices for such products. Additionally, if the quality of certain of our brands and/or certain of our brands’ products does not meet expectations, that could negatively impact consumer views about our other brands and/or such brands’ products as well. Any of these factors could negatively impact our business, results of operations, financial condition and the price of our ordinary shares.
Economic uncertainty in our key markets may affect consumer purchases of discretionary items, which may adversely affect demand for our products.
Our products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors such as consumer confidence in future economic conditions, fears of recession and trade wars, political turmoil, the availability and cost of consumer credit, higher consumer debt levels, levels of unemployment, inflationary pressures, lower corporate earnings and fluctuating interest, foreign currency exchange rates and tax rates.
The uncertain state of the global economy continues to impact businesses around the world, most acutely in emerging markets and developing economies. As global economic conditions continue to be volatile or economic uncertainty remains, including in light of the conflict in Ukraine, and with increasing inflation, trends in consumer discretionary spending also remain unpredictable and subject to reductions as a result of significant increases in employment, financial market instability, and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products. Consumer demand for our products may decline as a result of store closures, an economic downturn, or economic uncertainty in our key markets, particularly in North America, Europe, and Asia, which in turn may result in reduced orders from wholesale partners and consumers for our products, order cancellations, lower revenue, higher discounts, increased inventories and lower gross margins. Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our business, results of operations, and financial condition.
Inflationary pressures have and may continue to hamper our business.
Inflationary pressures, shortages in the labor market, and increased competition within and outside the sports and outdoor industry for talented employees may increase our labor costs, which could negatively impact our profitability. Labor shortages may also negatively impact us from servicing any demand that exists for our products or operating our manufacturing facilities efficiently. Further, inflationary pressures could increase other key costs, such as the cost of raw materials, operational expenses and costs of labor, which would make it harder to operate our business and maintain current profit margins.
Our financial success may be impacted by the strength of our relationships with our wholesale partners.
Our financial success is partially dependent on our wholesale partners continuing to carry our products and the success of these partners. A substantial amount of our sales are made through our wholesale partners, either directly or indirectly, who may decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce or discontinue their purchases of our products. Although we believe that our business relationships with our wholesale partners are positive, we cannot assure you that these business relationships will continue to generate satisfactory sales in the future. If any of our major wholesale partners fails to remain committed to our products or brand, then these partners may reduce or discontinue purchases from us, which could adversely impact our business.
If we face supply chain difficulties or other delays in our manufacturing and distribution channels and if we cannot fill our wholesale partners’ orders in a timely manner, the sales of our products and our relationships with those partners may suffer, and this could have a material adverse effect on our ability to

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
grow our product lines and our results of operations. Many of our wholesale partners also compete with each other, and if they perceive that we are offering their competitors better pricing and support, they may reduce or discontinue purchases of our products. In addition, we compete directly with our wholesale partners by selling our products to consumers through our DTC channel. If our wholesale partners believe that our DTC channel diverts sales from their stores, this may weaken our relationships with our partners and cause them to reduce or discontinue purchases of our products. In addition, if we fail to accurately identify the needs of our partners, our partners fail to accept new products or product line expansions or attribute premium value to our new or existing products or product line expansions relative to competing products or if we fail to obtain shelf space from our wholesale partners (whether by our competitors introducing new products or otherwise), our sales, business, results of operations and financial condition may be adversely impacted.
We may be adversely affected by the financial health of our wholesale partners and consumers.
We generally do not have long-term contracts with our wholesale partners, and sales to our wholesale partners are generally on a per-purchase basis. To assist in the scheduling of production and the shipping of our products, we offer the majority of our wholesale partners the opportunity to place orders several months ahead of delivery under our pre-order program. Sales to our wholesale partners are generally on an order-by-order basis and these advance orders may be canceled under certain conditions, and the risk of cancellation may increase when dealing with financially unstable retailers or retailers struggling with economic uncertainty. We also extend credit to our wholesale partners based on an assessment of such retailer’s financial condition, generally without requiring collateral. While we do not have significant concentration among our wholesale partners as of December 31, 2022, our largest single customer accounted for 4% of total accounts receivable and our 20 largest wholesale partners accounted for 31% of accounts receivable. Some of our retailers have in the past, and may in the future, experience financial difficulties, including bankruptcies, which have had and could have an adverse effect on our sales, our ability to collect on receivables and our financial condition.
In addition, we and our wholesale partners could face risks from a decline in the overall level of consumer retail spending, and a weak retail environment could impact consumer traffic in the stores of our wholesale partners and also adversely affect our revenue. Moreover, traditional brick-and-mortar retail channels have experienced low growth or declines in recent years and recent trends have increased permanent and temporary store closures. Recent years have also seen shifts in consumer preferences and purchasing practices, which may increase the difficulty for us to retain and grow our consumer base through our wholesale partners. If and when the retail economy weakens or as consumer behavior shifts, retailers may be more cautious with orders. A slowing or changing economy in our key markets could adversely affect the financial health of our wholesale partners, which in turn could have an adverse effect on our results of operations and financial condition. In addition, product sales are dependent in part on high-quality merchandising and an appealing retail environment to attract consumers, which requires continuing investments by retailers. Retailers that experience financial difficulties may fail to make such investments or delay them, resulting in lower sales and orders for our products. These and other risks could adversely affect our business, results of operations, financial condition and the price of our ordinary shares.
Our growth strategy involves the continued expansion of our DTC channel, including our owned retail stores and e-commerce platform, which may present risks and challenges.
Our business involves distributing products on a wholesale basis for resale through our wholesale partners and also includes a multi-channel experience, including owned retail stores, which we operate in 24 countries, and e-commerce websites that are owned and operated by us. Growing our e-commerce platforms and the number of physical stores we operate is essential to our growth strategy, as is innovating and expanding our product offerings available through these channels. Sales in our DTC channel continue to grow, which may expose us to other risks, including those relating to continuing to grow brand awareness. This strategy has, and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and retail store spaces. If we are unable to provide a convenient and consistent experience for our consumers, our ability to compete and our results of operations could be adversely affected. In addition, if our e-commerce platform design does not appeal to our consumers, function reliably and conveniently, or maintain the privacy and security of consumer data, or if

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
we are unable to consistently meet our brand promise to our consumers, we may experience a loss of consumer confidence or sales, including as a result of losing repeat consumers, or be exposed to fraudulent purchases, cyberattacks or other issues which could adversely affect our reputation and results of operations. Our growth in the DTC channel may also negatively impact our relationships with existing wholesale partners.
As of June 30, 2023, we operate our e-commerce digital platforms in approximately 20 countries, where we generally also operate in through our wholesale channel, and we are planning to expand our e-commerce platform to other geographies. Existing and additional countries may impose different and evolving laws governing the operation and marketing of e-commerce websites, as well as the collection, storage and use of information on consumers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not realize benefits from our investment in our international expansion. We are also exposed to the risk of fraudulent domains or websites pretending to sell our products, when they are in reality phishing websites or imitator domains, and we might be unable to stop those websites from operating in due time, or permanently due to regulatory or factual constraints.
Our revenues depend in part on the success of our retail stores, including related to volume of traffic to its stores and the availability of suitable lease space.
A portion of our revenues are DTC sales through stores operated by our brands. In order to generate consumer traffic, we locate many of our stores in prominent locations generally within successful retail shopping centers or in fashionable shopping districts. Our stores benefit from the ability of the retail center and other attractions in an area to generate consumer traffic in the vicinity of our stores. Part of our future growth is significantly dependent on our ability to operate stores in desirable locations with capital investment and lease costs providing the opportunity to earn a reasonable return. We cannot control the development of new shopping centers or districts; the availability or cost of appropriate locations within existing or new shopping centers or districts; competition with other retailers for prominent locations; or the success of individual shopping centers or districts. As we seek to expand the number of our brands’ retail stores, we may spend significant time and resources exploring locations that are not suitable or that we are unable to secure, whether due to financing, political constraints, or other factors. We may be unable to successfully open new store locations in existing or new geographies in a timely manner, if at all, which could harm our results of operations. Existing store locations may also become unsuitable due to, and our sales volume, consumer traffic and profitability generally may be harmed by, among other things: economic downturns in a particular area, competition from nearby retailers, changing consumer demographics in a particular market, changing lifestyle choices of consumers in a particular market, and the closing or decline in popularity of other businesses located near our stores. Changes in areas around our store locations that result in reductions in consumer foot traffic or otherwise render the locations unsuitable could cause our sales, business and results of operations to be less than expected. Further, if we are unable to renew or replace our existing store leases or enter into leases for new stores on favorable terms, or if we violate the terms of our current leases, our growth and profitability could be harmed.
Additionally, as we grow our retail store footprint, there is a risk that we will increase sales in retail stores at the expense of our wholesale business and/or our e-commerce DTC sales. All of these factors may impact our ability to meet our growth targets and could have a material adverse effect on our financial condition or results of operations.
We face risks associated with the acquisition and divesture of businesses.
We have expanded our products and markets in part through strategic acquisitions and may continue to do so in the future, depending on our ability to identify and successfully pursue suitable acquisition candidates. Acquisitions involve numerous risks, including risks inherent in entering new markets in which we may not have prior experience; potential loss of significant customers or key personnel of the acquired business; not obtaining the expected benefits of the acquisition on a timely basis or at all; managing operations in new geographies; and potential diversion of management’s attention from other aspects of our business operations. Acquisitions may also cause us to incur debt or result in dilutive issuances of our

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
equity securities, write-offs of goodwill and substantial amortization expenses associated with other intangible assets. We may not be able to obtain financing for future acquisitions on favorable terms, making any such acquisitions more expensive. Any such financing may have terms that restrict our operations. We may not be able to successfully integrate the operations of any acquired businesses into our operations and achieve the expected benefits of any acquisitions, and certain acquisitions or divestitures may not have the desired effect of enhancing the status of our portfolio of brands. Our acquisitions and our divestitures have in the past resulted in, and could in the future result in, exposure to contingent or unexpected liabilities, such as litigation, indemnification claims, regulatory claims and earn-out obligations.
We may not consummate a potential acquisition for a variety of reasons, but still incur material costs in connection with an acquisition that we cannot recover. The failure to successfully integrate newly acquired businesses or achieve the expected benefits of strategic acquisitions in the future, or consummate a potential acquisition after incurring material costs, could have an adverse effect on our business, results of operations and financial position.
In addition, we have divested, and may divest in the future, businesses, brands and assets as part of ongoing efforts to refine our portfolio and redefine our strategic priorities. These divestitures may adversely affect our business, results of operations or financial condition if we are unable to offset the dilutive impacts from the loss of revenue associated with the divested businesses, brands or assets or otherwise achieve the anticipated benefits or cost savings from the divestitures. Furthermore, businesses, brands or assets under consideration for, or otherwise subject to, divestiture may be adversely impacted prior to completion of the divestiture, which could adversely affect our business, results of operations or financial condition.
Our plans to innovate, expand our product offerings and successfully implement our growth strategies may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and reduce our revenue and profitability.
Our future success depends, in large part, on our ability to implement our growth strategies, including expanding our brands’ product offerings to capture additional market share, continuing to engage in consumer acquisition and retention efforts that drive long-term consumer and wholesale partner relationships and continuing to grow our business. Our ability to implement these growth strategies depends, among other things, on our ability to:
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expand our product offerings;

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increase our brand recognition by effectively implementing our multi-channel strategy alongside our network of wholesale partner relationships without compromising our premium consumer experience;

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expand the geographic reach of our brands;

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increase consumer engagement with our digital platforms;

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leverage our investments in our human capital and operational infrastructure to drive traffic and consumer acquisition;

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expand and diversify our wholesale channel while continuing to expand our DTC channel, including increasing our number of retail stores;

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enter into distribution and other strategic arrangements with potential distributors of our products in order to better influence consumer experience at better cost efficiency and manage risks associated with third-party distributors; and

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develop and grow our own manufacturing facilities, third-party sourcing and logistics footprint.

The principal risks to our ability to successfully carry out our plans to expand our product offering include:
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if our expanded product offerings fail to maintain and enhance our distinctive brand identities and premium quality, our brand images may be diminished, and our sales may decrease;

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
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our innovations in apparel, footwear, sports equipment, protective gear and accessories may fail to be financially viable or may not be well received by our consumers or the market;

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implementation of our plans may divert management’s attention from other aspects of our business and place a strain on our management, operational and financial resources, as well as our information systems;

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entrance into joint ventures may face risks related to governance of the venture, strategic misalignment, termination or exit, among others; and

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incorporation of novel materials or features into our apparel, footwear, sports equipment, protective gear and accessories may not be accepted by our consumers or may be considered inferior to similar products offered by our competitors.

Moreover, our ability to successfully implement our growth strategies and carry out our plans to expand our product offerings may be affected by economic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences and styles. We may invest in technology, infrastructure, new businesses, product offerings and manufacturing innovation and expansion of existing business, such as our DTC operations, and such significant investments are subject to typical risks and uncertainties inherent in developing a new business or expanding an existing business. These plans could be abandoned, could cost more than anticipated, could impact the quality of our products and could divert resources from other areas of our business, any of which could negatively impact our competitive position, reduce our revenue and profitability or negatively impact the price of our ordinary shares.
Expanding our product offerings may also require that we develop additional in-house manufacturing capability, either by expanding our existing manufacturing facilities or building new facilities. There is a risk that we will be unable to develop and maintain the capacity or other capabilities necessary for us to implement our business plan. Additionally, we may need to hire additional employees as we scale our operations or increase the size of our retail footprint and otherwise pursue our growth strategies. We may face difficulties and added expenses increasing the number of employees in the current market, due to factors such as wage inflation and a limited labor market, among others. If we are unable to scale our manufacturing capability and increase the number of employees to meet our expected growth, we may be unable to provide for appropriate supply of products in a timely manner and on a cost-effective basis and meet consumer demand for customer service, and as a result, our revenue and results of operations would be affected adversely.
Counterfeit or “knock-off” products may siphon off demand we have created for our brands’ products, and may result in consumer confusion, harm to our brands, a loss of our market share, and/or a decrease in our results of operations.
We face competition from counterfeit or “knock-off” products manufactured and sold by third parties that infringe, misappropriate or otherwise violate our intellectual property rights, as well as from products that are inspired by our brands’ products in terms of design and style, including private label offerings by retailers. In the past, third parties have established websites to target users on social media platforms with “look alike” websites intended to trick users into believing that they were purchasing our brands’ products at a steep discount. Some individuals who actually made purchases from such “look alike” websites believed they had purchased from our actual website and subsequently submitted complaints to us.
These activities of third parties may result in consumer confusion, require us to incur additional administrative costs to manage consumer complaints related to counterfeit goods, divert consumers from us, cause us to miss out on sales opportunities, and result in a loss of our market share. We could also be required to increase our marketing and advertising spend. If consumers are confused by these other products and believe them to be actual products sold by our brands, we could be forced to deal with dissatisfied consumers who mistakenly blame us for poor service or poor-quality goods.
In addressing these or similar issues in the future, we may also be required to incur substantial expense to protect our brands and enforce our intellectual property rights, including through legal action in the United States or in foreign countries, which could negatively impact our results of operations and financial condition.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
These and similar “counterfeit” issues could reoccur and could again result in consumer confusion, harm to our brands, a loss of our market share, and/or a decrease in our results of operations.
Certain of our brands’ products carry warranties, which may result in an increase to our expenses in the event of warranty claims.
Many of our brands’ products are generally used in outdoor activities, sometimes in severe conditions. Product recalls or product liability claims resulting from the failure, or alleged failure, of our brands’ products could have a material adverse effect on the reputation of our brands and result in additional expenses. Many of our brands’ products also carry warranties for defects in quality or workmanship. The Company provides product warranties on many products. Many of these product warranties are limited in time to one to two years, but certain of our brands issue longer warranties on specific products. For example, Arc’teryx provides warranties on its packs, accessories and apparel for the “Practical Product Lifespan” which can be an extended period, such that warranty claims for such products may be brought many years after the product was sold. We maintain a warranty reserve for estimated future warranty claims, but the actual costs of servicing future warranty claims may exceed the reserve which could adversely affect our business, results of operations and financial condition.
Our international operations involve inherent risks which could result in harm to our business.
The majority of our products are sourced from a network of suppliers, predominantly in the Asia Pacific region, including Greater China, with the remaining from EMEA, and the Americas, and our products are sold around the world. Accordingly, we are subject to the risks generally associated with global trade and doing business abroad, which include foreign laws and regulations, varying consumer preferences across geographic regions, political unrest, disruptions or delays in cross-border shipments and changes in economic conditions in countries in which our products are manufactured or where we sell products. This includes, for example, the changes to the legal and regulatory framework that apply to the United Kingdom (the “UK”) and its relationship with the European Union (the “EU”), as well as new and proposed changes affecting tax laws and trade policy in the United States and elsewhere, as further described below under “—Risks Related to Our Financial, Accounting and Tax Matters—We could be subject to changes in tax laws, tax regulations and tax treaties, including their interpretation and application, in the Cayman Islands, Finland, Germany, the United States, the PRC, or any other country in which we operate, which could result in additional tax liabilities or increased volatility in our effective tax rate” and “—Risks Related to Litigation and Regulation—Changes to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.” We also generate a significant portion of our revenue from sales in the People’s Republic of China (the “PRC” and only in the context of describing PRC laws, regulations and other legal or tax matters in this prospectus, excludes Hong Kong, Macau and Taiwan). See “—We face risks associated with our business in the PRC.” There could be legislative actions limiting outsourcing manufacturing and production activities to foreign jurisdictions, including through tariffs or penalties on goods manufactured outside the United States, which may require us to change the way we conduct business and adversely affect our business, results of operations, financial condition and the price of our ordinary shares.
Our ability to sell products in certain markets, demand for our products in certain markets, our ability to collect accounts receivable, our or our third-party manufacturers’ ability to procure raw materials or manufacture products, distribution and logistics providers’ ability to operate, our ability to operate brick and mortar stores, our workforce, and our cost of doing business (including the cost of freight and logistics) may be impacted by these events should they occur and changing laws and regulations. Our exposure to these risks is heightened in the PRC, where a significant portion of our third-party manufacturing is located. Should certain of these events occur in the PRC, they could cause a substantial disruption to our business and have a material adverse effect on our financial condition, results of operations and cash flows.
In addition, disease outbreaks, such as the COVID-19 pandemic or future pandemics and public health crises, terrorist acts and political or military conflict, such as the conflict in Ukraine, have increased the risks of doing business abroad. Such political and economic instability, and any resulting negative sentiment toward the countries where we operate, sell or have our products manufactured, could interrupt our ability

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
to operate internationally. These factors, among others, could affect our ability to manufacture products or procure materials, our ability to import finished products, our ability to move and store products, our ability to sell products in international markets and our cost of doing business.
We face risks associated with our business in the PRC.
For the year ended December 31, 2022, 14.1% of our revenue was derived from sales in the PRC. In addition to our sales activity, we have key suppliers and manufacturing facilities in the PRC, and approximately 33% of our products sourced from third-party suppliers were manufactured in the PRC in 2022. Additionally, ANTA Sports, our largest shareholder, has significant operations in the PRC and has a principal place of business in the PRC, as well as management and directors that are PRC citizens or domiciled in the PRC. As a result, our business is subject to risks associated with doing business in the PRC, including but not limited to, a general climate of economic, political and social conditions, including with respect to future regulatory, policy and legislative developments, increased costs and uncertainties associated with enforcing contractual obligations in the PRC and increasingly strengthening intellectual property protection system in the PRC, each of which could adversely impact our business, results of operations and financial condition.
The PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, and such measures and policies relating to such measures are evolving and subject to change. The PRC government has significant authority to exert influence on the ability of companies with Chinese operations to conduct their business. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release additional regulations or policies that directly or indirectly affect the sports and outdoor industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ordinary shares.
The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations and enforcement of many laws, regulations and rules involves uncertainties. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on our suppliers and manufacturing operations. Any changes in policies in the PRC governing the regulation of our products, tariffs, imports and exports, taxation, inflation, environmental regulations, foreign currency exchange rates, the labor market, property or financial regulation may have an adverse effect on our business, results of operations and financial condition.
More broadly, while the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in the PRC, in the policies of the PRC government or in the laws and regulations in the PRC could have an adverse effect on the overall economic growth of the PRC. Such changes could also adversely affect our business and operating results, lead to reduction in demand for our products and adversely affect our competitive position. In addition, changes in the political climate or trade policy of any other countries or regions, such as increased duties or tariffs on imports from the PRC, may adversely affect our business. For more discussion of the risks related to our Chinese operations, see “—Risks Related to Litigation and Regulation—There remain some uncertainties as to whether we will be required to obtain approvals from PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.”
Risks Related to Our Distribution Network and Suppliers
Our business or our results of operations could be harmed if we or our wholesale partners are unable to accurately forecast demand for our products or if we are unsuccessful at managing product manufacturing decisions.
To ensure adequate inventory supply, we and our wholesale partners forecast inventory demand, which is subject to many factors, including seasonal and quarterly variations, changing consumer preferences or

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
product trends, product introductions by competitors, unanticipated changes in general market conditions, declines in overall consumer spending, and weakening of economic conditions or consumer confidence in future economic conditions. Like our competitors, we have an extended design, development, manufacturing and logistics process, which involves the initial design and development of our products, the purchase of raw materials, the production of finished goods, the accumulation and subsequent sale of inventories, and the collection of the resulting accounts receivable. This production cycle requires us to incur significant expenses relating to the design, development, manufacturing, distributing and marketing of our products, including product development costs for new products, in advance of the realization of any revenue from the sale of our products, and results in significant liquidity requirements and working capital fluctuations throughout our fiscal year. Because the production cycle typically involves long lead times, which requires us to make manufacturing decisions several months in advance of an anticipated purchasing decision by the consumer, it is challenging for us to estimate and manage our inventory and working capital requirements, and as such challenges have been, and could in the future be, exacerbated by global supply chain issues. If we fail to accurately forecast demand or our inventory and working capital requirements, we may experience excess inventory levels or a shortage of product to deliver through our DTC channel and to our wholesale partners. In addition, our wholesale partners may fail to accurately forecast the demand for our products and may purchase an insufficient amount of our products or may accumulate excess inventory, each of which could negatively impact our business, brand and results of operations.
If we underestimate the demand for our products, we may not allocate sufficient budgetary resources and may not be able to produce or source products to meet our wholesale partner requirements, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and wholesale partner relationships. If our wholesale partners underestimate the demand for our products, they may not have enough products on hand to satisfy demand in a timely fashion and sales opportunities may be lost. If we or our wholesale partners overestimate the demand for our products, we or our wholesale partners could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins and our brand management efforts. The difficulty in forecasting demand also makes it difficult to estimate future revenue, costs and cash flows from period to period, which could result in the misallocation of our resources. In addition, these and other factors, including failures to accurately predict the level of demand for our products and future revenue, costs and cash flows, could cause a decline in revenue and harm our business, operating results, financial condition and the price of our ordinary shares.
The operations of our suppliers and third-party manufacturers are subject to additional risks that are beyond our control, including those that may result in significant disruptions in supply, and that could harm our business, financial condition and results of operations.
We rely on our suppliers and, while we have multiple suppliers available for the majority of our product components, certain of our suppliers are the sole source for specific components of our apparel, footwear, sports equipment, protective gear and accessories. For example, Gore-Tex is used in certain Arc’teryx, Salomon, Peak Performance and Atomic products, with Arc’teryx products representing over 90% of our total spend on Gore-Tex and Salomon, Peak Performance and Atomic products representing approximately 5%, 4% and less than 1%, respectively for the year ended December 31, 2022. We have in the past experienced significant disruptions as a result of global supply chain issues and there can be no assurance that there will not be a further disruption in the supply of raw materials or other products from current suppliers or, in the event of a disruption, that we would be able to locate alternative suppliers of materials or products of comparable quality at an acceptable price, in a timely manner or at all. Identifying a suitable supplier is a resource-intensive process that requires us to become satisfied with their technical capabilities, quality control, responsiveness and service, financial stability, regulatory compliance and labor and other ethical practices. Even if we are able to expand existing or find new manufacturing or component sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products, and quality control standards. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in our supply chain. In addition, freight capacity issues continue to persist worldwide as there is much greater demand for shipping and reduced capacity and equipment.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
The majority of our manufacturing and finished goods as well as raw material suppliers are located outside the United States. In addition, we work with select third-party distributors, especially in the initial stages of expansion for highly complicated products and in new markets, and because we ultimately do not control those third parties, we are subject to additional risks as a result of such relationships. Moreover, in 2022 approximately 33% of our apparel, footwear, sports equipment, protective gear and accessories products sourced from third-party suppliers were manufactured in the PRC, with the remainder being produced in other Asian countries, North America and Europe. We experienced disruptions to our footwear business due to COVID-19 lockdowns adversely affecting certain of our suppliers in Asia. Many of our products are manufactured by third-party manufacturers. As a result of our international suppliers and third-party manufacturers, we are subject to risks associated with doing business in multiple jurisdictions, including:
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political unrest, terrorism, labor disputes and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

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wholesale partner or consumer boycotts due to ethical, environmental or political issues in certain countries we do business with, such as for example, human rights and labor concerns in Asia, or product-related environmental concerns;

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compliance with existing and new laws and regulations, including those relating to labor conditions and workplace safety, environmental protection, chemical regulation, quality and safety standards, sustainability, ESG, transparency (the EU Corporate Sustainability Reporting Directive and other related EU directives or regulations), imports, duties, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds;

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risks associated with doing business in or with the PRC, including as a result of the trade conflict, or other conflicts, between the United States and the PRC;

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reduced protection for intellectual property rights, including patent and trademark protection, in some countries;

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disruptions or delays in shipments and supply chains globally; and

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changes in local economic conditions in countries where our manufacturers, suppliers, wholesale partners or consumers are located.

In particular, compliance with the sanctions and customs trade orders could affect the sourcing and availability of raw materials used by our suppliers in the manufacturing of certain of our products. Our ability to successfully import such materials may be adversely affected by changes in jurisdictions’ laws. See “—Increasing restrictions or additional requirements on products from certain areas, such as the U.S. Uyghur Forced Labor Prevention Act, may require us to incur additional costs, disrupt our value chain, or otherwise adversely impact our operations and financial condition.” There are also increasing expectations in various jurisdictions that companies proactively monitor the environmental and social performance of their value chain, including compliance with a variety of labor practices and human rights considerations, as well as consideration of a wider range of potential environmental and social matters, including the end-of-life considerations for products. For example, various jurisdictions have adopted, or are considering adopting, regulations that would require organizations to, among other things, conduct due diligence to identify certain environmental and human rights risks in their supply chains and take steps to mitigate any such risks identified. We have been and may continue to be subject to costs associated with such regulations, as well as any future regulations on the provenance of products or their component parts or materials, including for the diligence pertaining to these matters and the cost of remediation and other changes to products, processes, or sources of supply as a consequence of such verification activities. The impact of such regulations may result in a limited pool of acceptable suppliers, and we cannot be assured that we will be able to obtain products in sufficient quantities or at competitive prices. Additionally, because our supply chain is complex, we may face regulatory challenges in complying with applicable sanctions and trade regulations and reputational challenges with our consumers and other stakeholders if we are unable to sufficiently verify the origins for the materials used in the products we sell. Even if we comply with applicable regulations, we may be subject to additional expectations and scrutiny from investors, business partners, wholesale partners, consumers or other stakeholders on our environmental and human rights practices. These expectations are evolving quickly, and their application can involve substantial subjective determinations based on the context

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
of specific circumstances. As such, certain of our actions or decisions, either currently or in the future, may be perceived to not align with best practices or stakeholder expectations, which could damage our reputation or otherwise adversely impact our business.
We also face risks from potential employment shortages for our supply operations as potential employees in certain geographies pursue opportunities outside of our and our suppliers’ industries. Any potential employment shortages may increase costs for our supplier and manufacturing partners and may limit our ability to scale our warehouse and factory operations efficiently. Increased costs in production may limit our profitability and may adversely impact our business, results of operations and financial condition.
These and other factors beyond our control could interrupt our suppliers’ production in offshore facilities, influence the ability of our suppliers to export our products cost-effectively or at all and inhibit our suppliers’ ability to procure certain materials, along with delays, interruptions or increased costs in supply or manufacturing of our goods, could harm our business, financial condition, results of operations and the price of our ordinary shares.
Increasing restrictions or additional requirements on products from certain areas, such as the U.S. Uyghur Forced Labor Prevention Act, may require us to incur additional costs, disrupt our value chain, or otherwise adversely impact our operations and financial condition.
Various jurisdictions where we import or sell our products have imposed restrictions on, or additional requirements for, products based on their provenance or the origins of certain of their component parts. For example, in December 2021, the U.S. Congress passed the Uyghur Forced Labor Prevention Act (the “UFLPA”), which act imposes a presumptive ban on the import of goods to the United States that are made, wholly or in part, in the Xinjiang Uyghur Autonomous Region (the “XUAR”) or by certain other designated persons and entities. The XUAR is the source of large amounts of cotton and textiles for the global apparel and footwear supply chain. Although our policy is to prohibit the use of forced labor in our supply chain, we have previously been and may in the future be subject to allegations that our products contain components or raw materials from the XUAR and we cannot assure you that our affiliates may not also be subject to similar allegations. Furthermore, the U.S. Customs and Border Protection (the “CBP”) issued a region-wide withhold release order (“WRO”) in January 2021, imposing import restrictions on cotton products produced in the XUAR. As a result of the UFLPA and WRO, materials we import into the United States have in the past been, and could in the future be, held by the CBP based on a suspicion that they originated from the XUAR or that they may have been produced by suppliers accused of participating in forced labor, pending our providing clear and convincing evidence to the contrary. While the UFLPA has not had a material impact on our results of operations, overcoming the presumptive ban in the UFLPA can be a time- and information-intensive process, which may require additional costs and can ultimately be unsuccessful. Even if such costs are incurred, we may not always be able to obtain sufficient information. Such a process could result in a delay or complete inability to import such materials (including potentially non-cotton materials), which could result in inventory shortages or greater supply chain compliance costs. We could also be subject to penalties or fines if our imports are found to have been in violation of the UFLPA or other customs-related laws and regulations. Even if we are not subject to any fines or penalties, any perceived link between our or our principal shareholder’s products and the XUAR, designated entities, or labor practices not in keeping with industry expectations may result in increased costs, affect our business and damage our reputation. Moreover, compliance with the UFLPA or other similar current or proposed requirements, including the European Union Forced Labor Ban Proposal, may have other effects on the global supply chain, the price and scarcity of traceable cotton or other materials of focus, and could lead to increases in our cost of goods sold, which may adversely impact our profitability.
The cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.
The raw materials used in our supply chain include synthetic fabrics and natural products, including blend fabrics, nylon, polyester, down and cotton, as well as plastics, rubber, carbon and metals. Significant price fluctuations, including as a result of inflation, or shortages or the cost of these raw materials may increase our cost of goods sold and cause our results of operations and financial condition to suffer.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Additionally, increasing costs of labor, freight and energy could increase our and our suppliers’ cost of goods. If our suppliers are affected by increases in their costs of labor, freight and energy (for example, because of rising global energy prices, increased global worker shortages impacting shipping and ports, truck driver shortages, increased congestion or other disruptions affecting the global distribution chain), they may attempt to pass these cost increases on to us. If we pay such increases, we may not be able to offset them through increases in our pricing, which could adversely affect our results of operation and financial condition.
Our business is subject to risks due to our reliance on third-party manufacturers.
We rely upon third-party manufacturers, which we do not own or operate, for the sourcing of certain of our products, including apparel, footwear, sports equipment, protective gear and accessories including helmets, goggles, poles, tennis rackets, baseball bats, boots and balls, among others. Our ability to meet our wholesale partners’ and our consumers’ needs depends on our ability to maintain a steady supply of products from our third-party manufacturers. While our agreements with our suppliers are generally fixed price arrangements on a purchase order basis that renew annually, if one or more of our significant suppliers were to sever their relationship with us or significantly alter the terms of our relationship, including due to changes in applicable trade policies, or be unable to perform, we may not be able to obtain replacement products in a timely manner, which could have an adverse effect on our business operations, sales, financial condition or results of operations. Additionally, if any of our third-party manufacturers fail to make timely shipments, do not meet our quality standards or otherwise fail to deliver us product in accordance with our plans, it could result in lost sales, added costs and distribution delays that could harm our business and wholesale partner and consumer relationships.
Certain of our third-party manufacturers are highly specialized and only produce a specific type of product. Such third-party manufacturers may go out of business if consumer preferences or market conditions change such that there is no longer sufficient demand for the types of products they produce. If, in the future, the relevant products are again in demand and the specialized third-party manufacturers no longer exist, we may not be able to locate replacement facilities to manufacture certain products in a timely manner or at all, which could have an adverse effect on our sales, financial condition or results of operations.
If we encounter problems with our distribution system, our ability to deliver our brands’ products to the market could be adversely affected.
We rely on leased and owned Amer Sports-operated distribution facilities, as well as an ANTA Sports distribution facility in the PRC and certain third-party facilities, to warehouse and ship product to our wholesale partners and consumers. Our distribution system includes computer-controlled and automated equipment, which may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, power interruptions or other system failures. Because substantially all of our brands’ products are distributed from a relatively small number of locations, our operations could also be interrupted by earthquakes, floods, fires or other natural disasters or other events outside our control affecting our warehouses or distribution centers, including political or labor instability. Additionally, since we share distribution warehouses among brands, a disruption at one distribution center may impact deliveries and shipments for numerous brands. We maintain business interruption insurance under our property insurance policies, but it may not adequately protect us from the adverse effects that could be caused by significant disruptions in our distribution facilities. In addition, our distribution capacity is dependent on the timely performance of services by third parties, including the transportation of product to and from its distribution facilities. If we encounter problems with our distribution system, our ability to meet consumer expectations, manage inventory, complete sales and achieve operating efficiencies could be materially adversely affected.
We distribute our products to our wholesale partners and consumers directly from the factory and through distribution centers located throughout the world. Our ability to meet consumer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies and growth, depends on the proper operation of our distribution facilities, the development or expansion of additional distribution capabilities and the timely performance of services by third parties, including those involved in shipping product to and from our distribution facilities. In addition, our property damage, business interruption and

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
other insurance policies may not adequately protect us from adverse effects caused by significant disruptions to our distribution facilities. Any negative impacts to our distribution facilities could result in an adverse effect on our business, results of operations, financial condition and the price of our ordinary shares.
The success of our business depends, in part, on competent employees including key personnel as well as our ability to maintain our workplace culture and values.
Our success depends in part on the continued service of competent employees, including key executive officers and personnel. The loss of the services of key individuals, or any negative perception with respect to these individuals, or our workplace culture or values, could harm our business. Our success also depends on our ability to recruit, retain and engage our personnel sufficiently, both to maintain our current business and to execute our strategic initiatives. Competition for employees in the sports and outdoor industry is intense and we may not be successful in attracting and retaining such personnel. Changes to our current and future office environments or adoption of a new work model that expects employees to work on-site for a specified number of days with some flexibility to work remotely on other days, may not meet the needs or expectations of our employees or may not be perceived as favorable compared to other companies’ policies, which could negatively impact our ability to attract, hire and retain our employees. We also believe that our corporate culture has been a key driver of our success, and we have invested substantial time and resources in building, maintaining and evolving our culture. Any failure to preserve and evolve our culture could negatively affect our future success, including our ability to retain and recruit employees.
Some employees at our own manufacturing facilities and distribution centers are subject to collective bargaining agreements. For example, the employees at our Wilson brand Ohio manufacturing facility as well as the employees at our facilities in Austria, France and Germany, are subject to a collective bargaining agreement. Labor disputes with these employees may have a material adverse effect on our business, potentially resulting in canceled orders by wholesale partners or consumers, inability to fulfill potential e-commerce demand, unanticipated inventory accumulation and reduced revenue and net income. In addition, if we fail to mitigate labor disputes, fail to properly hire and dismiss employees as needed or fail to comply with labor laws, which differ by location and jurisdiction and are rapidly changing, our risk of litigation may increase, which would cause us to incur additional costs.
We have not obtained key person life insurance policies on any members of our senior management team. As a result, we would not be protected against the associated financial loss if we were to lose the services of members of our senior management team.
Climate change, or legal, regulatory or market responses thereto, may have an adverse impact on our business and results of operations.
A significant majority of the scientific community has concluded that increased levels of carbon dioxide and other greenhouse gases in the atmosphere have caused, and are expected to continue to cause, potentially at a growing rate, increases in global temperatures, changes in weather (including precipitation and temperature) patterns and increasingly frequent, prolonged, and/or more intense extreme weather and climate events. For more information, see “—Extreme weather conditions and natural disasters could negatively impact our operating results and financial condition.” Climate change may also exacerbate challenges relating to the availability and quality of water and raw materials, including those used in the production of our products, and may result in changes in regulations or consumer preferences, or changes in the availability and/or cost of capital and insurance, which could in turn affect our business, operating results and financial condition. In addition, governmental authorities in various countries have proposed, and are likely to continue to propose, legislation and regulation to reduce or mitigate the impacts of climate change. Various countries and regions are following different approaches to the regulation of climate change, which could increase the complexity of, and potential cost related to complying with, such regulations. Failure to monitor, adapt, build resilience and develop solutions against the physical and transitional impacts from climate change, including any differences between what climate impacts we believe may occur and ultimately come to pass (including the timeframes associated with same), may negatively impact our brand and reputation, sales of our products and our results of operations.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Sustainability- or ESG-related matters, climate change, or legal, regulatory or market responses thereto, may have an adverse impact on our business and results of operations.
There has been increased focus by governmental and non-governmental organizations, wholesale partners and consumers, employees and other stakeholders on products that are sustainably made and other sustainability- and ESG-related matters, including climate change, responsible sourcing, animal welfare, deforestation, the use of plastic, energy and water, biodiversity and other natural capital impacts, human rights, ethics, the recyclability or recoverability of packaging, circular economy and pollution prevention considerations, materials transparency and banning of certain chemicals and product subcomponents, and employee and director diversity, any of which may require us to incur increased costs for additional transparency, due diligence, recruiting and reporting. Further, some investor advocacy groups, certain institutional investors, investment funds, other market participants, shareholders, current and prospective employees, and consumers have focused increasingly on sustainability- and ESG-related practices. These parties have placed increased importance on the implications of the environmental and social cost and related risks of their investments. Certain of these parties also use certain ESG ratings in their assessment of organizations, and unfavorable ESG ratings could lead to negative sentiment towards us. If our ESG practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our brand, reputation, share price, access to and cost of capital, and employee, wholesale partner, consumer, and/or business partner retention may be negatively impacted.
In addition, federal, state or local governmental authorities in various countries have proposed, and are likely to continue to propose, legislative and regulatory initiatives regarding the management of sustainability- or ESG-related topics, or disclosures on such matters. Various countries and regions are following different approaches to the regulation of climate change and other ESG matters and disclosure of related information, which could increase the complexity of, and potential cost related to complying with, such regulations. For example, we may be subject to the disclosure requirements of the EU’s Corporate Sustainability Reporting Directive (and its implementing laws and regulations) and other EU directives or EU and EU member state regulations, the International Sustainability Standards Board’s sustainability and climate disclosure standards as well as the SEC’s climate disclosure proposal, if finalized, among other regulations or requirements; these regulations and requirements may not entirely align and thus require us to duplicate certain or make different efforts or use different reporting methodologies in order to comply with each jurisdictions’ requirements. Separately, various regulators have adopted, or are considering adopting, regulations on environmental marketing claims, including but not limited to the use of “sustainable,” “eco-friendly,” “organic,” “recyclable” or similar language in product marketing. Any of the foregoing may require us to make additional investments in facilities and equipment, may require us to incur additional costs for the collection of data and/or preparation of disclosures and associated internal controls for same, may impact the availability and cost of key raw materials used in the production of our products or the demand for our products, and, in turn, may adversely impact our business, operating results and financial condition.
We also may at times engage in certain voluntary initiatives or commitments (such as voluntary disclosures, certifications, or targets, among others) to improve the ESG profile of our company and/or products. However, such initiatives or commitments may be costly and may not have the desired effect. For example, execution of these strategies and achievement of our goals is subject to risks and uncertainties, many of which are outside of our control. These risks and uncertainties include, but are not limited to, our ability to set relevant, achievable and credible goals, execute our strategies and achieve our goals within the currently projected costs and the expected timeframes; the availability and cost of raw materials and renewable energy; unforeseen production, design, operational and technological difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects and technologies on a commercially competitive basis such as carbon sequestration and/or other related processes; compliance with, and changes or additions to, global and regional regulations, taxes, charges, mandates or requirements relating to greenhouse gas emissions, carbon costs or climate-related goals, or to other sustainability or ESG matters; adapting products to consumer preferences and consumer acceptance of sustainable supply chain solutions; and the actions of competitors and competitive pressures. As a result, there is no assurance that we will be able to successfully execute our strategies and achieve our sustainability and ESG-related goals, which could damage our reputation and wholesale partner, consumer and other stakeholder relationships and have an adverse effect on our business, results of operations and financial condition. Moreover, actions

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
or statements that we may take based on expectations, assumptions, other methodological considerations, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Additionally, there can be no assurance that our stakeholders will agree with our strategies, and any perception, whether or not valid, that we have failed to achieve, or to act responsibly with respect to, such matters or to effectively respond to new or additional legal or regulatory requirements regarding climate change, sustainability or ESG matters could result in adverse publicity or potential regulatory/investor engagement or litigation and adversely affect our business and reputation. For example, there have been increasing allegations of greenwashing against companies making significant ESG claims due to, among other things, allegations of incomplete disclosures, as well as to variety of perceived deficiencies in performance, including as stakeholder perceptions of sustainability continue to evolve. Additionally, many of our wholesale partners, consumers, business parties, and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.
Extreme weather conditions and natural disasters could negatively impact our operating results and financial condition.
Given the broad and global scope of our operations, we are particularly vulnerable to the physical risks of climate change, such as shifts in weather patterns. Extreme weather conditions in the areas in which our retail stores, suppliers, manufacturers, factories, wholesale partners, consumers, distribution centers, offices, headquarters and vendors are located could adversely affect our operating results and financial condition. Moreover, natural disasters such as earthquakes, hurricanes, wildfires and tsunamis, whether occurring in the United States or abroad, and their related consequences and effects, including energy shortages and public health issues, have in the past temporarily disrupted, and could in the future disrupt, our operations, the operations of our vendors, manufacturers, wholesale partners and other suppliers or have in the past resulted in, and in the future could result in, economic instability that may negatively impact our operating results and financial condition. In particular, if a natural disaster or severe weather event were to occur in an area in which we or our suppliers, manufacturers, employees, wholesale partners, consumers, distribution centers and vendors are located, our continued success would depend, in part, on the safety and availability of the relevant personnel, raw materials, and facilities and proper functioning of our or third parties’ computer, network, telecommunication and other systems and operations. In addition, a natural disaster or severe weather event could negatively impact retail traffic to our stores or stores that carry our products and could have an adverse impact on consumer spending, any of which could in turn result in negative point-of-sale trends for our merchandise. Further, climate change may increase both the frequency and severity of extreme weather conditions and natural disasters, which may affect our business operations, either in a particular region or globally, as well as the activities of our third-party vendors and other suppliers, manufacturers, wholesale partners and consumers. In particular, our brands and products that cater to winter sports may be impacted by climate change, including due to seasonal shifts and rising temperatures. We believe the diversity of locations in which we operate, our operational size, disaster recovery and business continuity planning and our information technology systems and networks (“IT Systems”), including the Internet and third-party services position us well, but may not be sufficient for all or for concurrent eventualities. If we were to experience a local or regional disaster or other business continuity event or concurrent events, we could still experience operational challenges, in particular depending upon how a local or regional event may affect our human capital across our operations or with regard to particular aspects of our operations, such as key executive officers or personnel. Further, if we are unable to find alternative suppliers, replace capacity at key manufacturing or distribution locations or quickly repair damage to our IT Systems or supply systems, we could be late in delivering, or be unable to deliver, products to our wholesale partners and consumers. For more information regarding risks related to our IT Systems, see “— Risks Related to our Intellectual Property and Information Technology—We rely on a large number of complex IT Systems. Any failure to operate, maintain and upgrade our IT Systems may materially and adversely affect our operations.” These events could result in reputational damage, lost sales, cancellation charges or markdowns, all of which could have an adverse effect on our business, results of operations and financial condition. Moreover, to the extent catastrophic events become more frequent or intense, it may adversely impact the availability or cost of insurance.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Political uncertainty or geopolitical tensions could have a material adverse effect on our business, results of operation and financial condition.
As a multinational company, geopolitical events could have an impact on our business. Changes, potential changes or uncertainties in regulatory and economic conditions or laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we operate or sell our products could adversely affect our business, results of operations, and financial condition.
For example, the military conflict between Russia and Ukraine has significantly amplified existing geopolitical tensions among Russia, Ukraine, Europe, the PRC and the United States. We cannot predict how the conflict in Ukraine will evolve, but any escalation or expansion into other countries, particularly in Europe, would exacerbate geopolitical tensions and could lead to political and/or economic response from the United States, the EU and other countries, which may adversely impact economic conditions. While we suspended all significant commercial activities in Russia by the end of 2022, and our revenue in Russia represented 1.8% and 0.5% of our revenue in 2021 and 2022, respectively, the Russia-Ukraine conflict and the resulting sanctions could adversely affect global energy and financial markets and thus could adversely impact our operations. In addition, any escalation or expansion into neighboring countries where we have significant operations could adversely impact our business, results of operations and financial condition. Additional sanctions or other measures may be imposed by the global community, and counteractive measures may be taken by the Russian government, other entities in Russia or governments or other entities outside of Russia. There have been, and we expect there will continue to be, an increased risk of information security or cybersecurity incidents, including cyberattacks perpetrated by Russia or others at its direction. Although, to date, our IT Systems have not been compromised by these incidents, it is possible that future information security or cybersecurity incidents involving our wholesale partners, consumers, manufacturers, suppliers or other third-party partners could successfully compromise our IT Systems, which could adversely affect our business, results of operations or financial condition.
In addition, actions by the United States and other governments, including the Russian government, may limit or prevent our ability to obtain, maintain, protect and enforce any patent, trademark or other intellectual property rights in Russia. These actions could result in partial or complete loss of such intellectual property rights in Russia. For example, in March 2022, the Russian government adopted a decree allowing Russian companies and individuals to exploit inventions owned by patent holders from the United States and many other countries without consent or compensation. Consequently, we may not be able to prevent third parties from using our patented inventions in Russia or from selling or importing products made using our patented inventions in and into Russia. It is possible that the Russian government will adopt similar measures with regard to other types of intellectual property, including trademarks, or that Russian courts, even absent any additional decrees, will refuse to enforce existing intellectual property rights. Moreover, any prolonged non-use of our trademarks in Russia could result in the cancellation of such trademarks. Any counterfeit activity, grey imports, intellectual property infringement, misappropriation, dilution or other violation or the sale of unauthorized versions of our products that emerge in response to these actions could damage our reputation and our brands and otherwise adversely affect our business, results of operations or financial condition. For more information regarding risks related to our intellectual property, see “— Risks Related to Our Intellectual Property and Information Technology.”
The extent and duration of the military action, the response thereto, including resulting sanctions, and resulting future market disruptions, are impossible to predict, but could be significant. Additionally, any such disruptions, resulting sanctions or other actions (including cyberattacks) may magnify the impact of other risks factors discussed in this prospectus.
Risks Related to Litigation and Regulation
Changes to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.
Our businesses must be conducted in compliance with applicable economic and trade sanctions laws and regulations, including those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Asset Control, the U.S. Department of State, the U.S. Department of Commerce, the United

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Nations Security Council, and other relevant sanctions authorities. Any country in which our products are produced or sold may eliminate, adjust or impose new quotas, duties, tariffs, safeguard measures, anti-dumping duties, cargo restrictions to prevent terrorism, restrictions on the transfer of currency, climate change and other environmental legislation, product safety regulations or other charges or restrictions, any of which could have an adverse effect on our business, results of operations, financial condition and the price of our ordinary shares.
In addition, our selling practices are regulated by competition law authorities in the United States, the EU and around the world, violations of the regulations of which could also result in claims for civil penalties or administrative remedies. The global nature operations expose us to the potential for inadvertent violations in cross border transactions and could result in sanctions or fines if such violations were to occur.
Further, changes in laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries where we currently sell our products or conduct our business could adversely affect our business. Tariffs and other changes in United States and other trade policies have in the past and could in the future trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. Further, any emerging protectionist or nationalist trends either in the United States, the PRC, the EU or any of its member states or in other countries could affect the trade environment. Trade tensions have escalated in recent years between the United States and the PRC, with each country imposing significant, additional tariffs on a wide range of goods imported from the other country. It may be time-consuming and expensive for us to alter our business operations in order to adapt to or comply with any such changes. We, similar to many other multinational corporations, do a significant amount of business that would be impacted by changes to the trade policies of the United States and other countries (including governmental action related to tariffs, international trade agreements, or economic sanctions). Such changes have the potential to adversely impact the U.S. economy or certain sectors thereof or the economy of another country in which we conduct operations, the sports and outdoor industry and the global demand for our products, and as a result, could have negative impact on our reputation business, financial condition, results of operations, growth prospectus, and the price of our ordinary shares.
Failure to comply with applicable anti-corruption laws could have a material adverse effect on our business, reputation, financial condition, and results of operations.
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), as well as the anti-corruption laws of other countries in which we operate. Although we implement policies and procedures designed to promote compliance with these laws, our directors, officers, employees, agents or other partners or representatives, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies or such laws. We face significant risks if we or any of our directors, officers, employees, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States or elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results and financial condition.
Any actual or alleged violation of the FCPA or other applicable anti-bribery or anti-corruption laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, severe criminal or civil sanctions. Responding to any investigation or action would likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire. Any of these consequences could have a materially adverse effect on our reputation, business, financial condition, results of operations, growth prospects, and the price of our ordinary shares.
We may become involved in legal or regulatory proceedings and audits.
Our business requires compliance with many laws and regulations, including, but not limited to, labor and employment, product safety, labelling, sales and other taxes, customs, and consumer protection laws and ordinances that regulate the sports and outdoor industry generally or govern the production, importation, promotion and sale of merchandise, and the operation of warehouse facilities. For example, various

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
jurisdictions worldwide have laws and regulations that aim to protect consumers, including by prohibiting advertising or marketing practices that may be deemed misleading or deceptive. Failure to comply with any laws or regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. From time to time, we may become involved in a number of legal proceedings and audits, including, but not limited to, government and agency investigations, and consumer, employment, tort and other litigation. In addition, we could become subject to potential antitrust claims, which may relate to anti-competitive behavior, pricing pressures on our distribution partners or other allegations, as well as regulatory actions related to anti-competition regulatory authorities in the United States, the EU and in other countries where we operate. The outcome of some of these legal proceedings, audits and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management’s attention and resources, harming our financial condition. There can be no assurance that any pending or future legal or regulatory proceedings and audits will not harm our business, financial condition, reputation, results of operations and the price of our ordinary shares.
If any of our brands’ products have manufacturing or design defects or are otherwise unacceptable to us or our wholesale partners and/or consumers, our business could be harmed.
We have occasionally received, and may in the future receive, shipments of products that fail to comply with our technical specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our wholesale partners and/or consumers. Under these circumstances, unless we are able to obtain replacement products in a timely manner, we risk the loss of revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are sold, our wholesale partners and/or consumers could lose confidence in our brands’ products or we could face a product recall and our results of operations could suffer and our business, reputation and brands could be harmed.
Defects may also exist in components and products that we source from third parties. Any defects could make our brands’ products unsafe and create a risk of environmental or property damage or personal injury, in particular with respect to our sporting goods and equipment products, and we may become subject to the hazards and uncertainties of product liability claims and related litigation. The occurrence of real or perceived defects in any of our brands’ products, now or in the future, could result in additional negative publicity, regulatory investigations or lawsuits filed against us, particularly if consumers or others who use our brands’ products are injured. Even if injuries are not the result of any defects, if they are perceived to be, we may incur expenses to defend or settle any claims and our brand and reputation may be harmed.
We face safety risks related to the manufacture of our sporting goods and equipment.
The production of sporting good and equipment involves working with metal, glue and other potentially dangerous inputs. In connection with our sporting goods and equipment brands, we face risks related to the manufacturing of products, and in particular we face risks related to fire due to the flammable nature of glue used in the production process. If there were to be a fire at any of our manufacturing plants, we would face risks related to employee safety, destruction of property and delays in our ability to fulfill orders, all of which could adversely affect our results of operations.
We could face risks arising out of compliance with, or liabilities under, environmental, health and safety laws and regulations.
We are subject to various federal, state, local and foreign laws and regulations that, among other matters, (i) regulate certain activities and operations that may have environmental or health and safety effects, such as the use of regulated materials in the manufacture of our products or emissions or disposal of certain materials, substances or wastes, (ii) impose liability for costs of cleaning up, and damages to natural resources from, spills at our current and former facilities, waste disposal at third-party sites, or other releases of hazardous materials or regulated substances, and (iii) regulate workplace safety. Compliance with these laws and regulations could increase our and our third-party manufacturers’ costs and impact the

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
availability of materials required to manufacture our products. Violation of these laws and regulations may subject us to significant fines, penalties or disposal costs, which could negatively impact our results of operations. We could be responsible for the investigation and remediation of environmental conditions at currently or formerly owned, operated or leased sites, including at certain legacy sites in the United States and France where we are engaged in remediation, as well as for associated liabilities, including liabilities for natural resource damages, third-party property damage or personal injury. Such liabilities could result from lawsuits that could be brought by the government or private litigants, relating to our operations, the operations of facilities or the land on which our facilities are located. In addition, such remediation liabilities can arise in connection with facility expansions, such as the expansion of our facility in Romania, where we are investigating and remediating lead contamination in soil. In addition, liability for contamination under certain environmental laws and regulations can be imposed on current or past owners or operators of a site without regard to fault. As such, we may be subject to these liabilities regardless of whether we lease or own the facility, and regardless of whether such environmental conditions were created by us or by a prior owner or tenant, or by a third party or a neighboring facility whose operations may have affected such facility or land. We cannot assure you that environmental conditions relating to our prior, existing or future or expanded sites or those of predecessor companies whose liabilities we may have assumed or acquired will not have a material adverse effect on our business.
Our employees may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.
We are exposed to the risk that our employees may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of regulatory authorities, including those laws requiring the reporting of true, complete, and accurate information to such authorities; or laws that require the reporting of financial information or data accurately. We are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices.
We have a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Our operations also involve third-party manufacturers, suppliers, wholesale partners and others, and if any of these third-party actors fail to comply with applicable laws, they may subject us to litigation or other reputational risks. See “—Risks Related to Our Distribution Network and Suppliers—The operations of our suppliers and third-party manufacturers are subject to additional risks that are beyond our control, including those that may result in significant disruptions in supply, and that could harm our business, financial condition and results of operations.” Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
There remain some uncertainties as to whether we will be required to obtain approvals from PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.
Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas, including increasing enforcement against illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to conduct cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures provide that “a network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. As a network platform operator who possesses personal information of more than one million users in the PRC for purposes of the Cybersecurity Review Measures, we will apply for a cybersecurity review with respect to our proposed listing in the United States pursuant to the Cybersecurity Review Measures which is expected to be completed prior to the close of this offering.
On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and five supporting guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. According to the CSRC Filing Rules, an issuer will be required to go through the filing procedures under the CSRC Filing Rules if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. The CSRC Filing Rules also stated that the determination of whether it is applicable to the issuer will be done in accordance with the principle of “substance over form”, and that for issuers incorporated outside the PRC that do not meet criteria (a) and/or (b) in the preceding sentence, if the offering document includes major risk factors relating to mainland China, the lead underwriters and the issuer’s PRC counsel will be required to consider and analyze, in accordance with the principle of “substance over form”, whether the CSRC Filing Rules should apply. Furthermore, the CSRC Filing Rules provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.
As advised by our PRC counsel, we are not required to obtain regulatory approval from the CSRC or go through the filing procedures under the CSRC Filing Rules before our ordinary shares can be listed or offered in the United States because (i) the main parts of our business activities are conducted outside mainland China, and our main places of business are located outside mainland China, and (ii) our senior managers in charge of our business operation and management are predominantly non-PRC citizens or not domiciled in mainland China. Nevertheless, as the CSRC Filing Rules are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that whether we will be subject to such filing requirements for this contemplated offering and listing in the United States and our securities offering in the future, and if we do, we will be able to get clearance from the CSRC in a timely manner, or at all.
Since these rules, statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Changing regulatory requirements and any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ordinary shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the ordinary shares to significantly decline in value or become worthless.
Risks Related to Our Intellectual Property and Information Technology
If we are unable to obtain, maintain, protect and enforce our intellectual property rights for the products we develop, or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize products substantially similar to ours, and our business may be adversely affected.
Our intellectual property is an essential asset of our business. We rely on a combination of intellectual property laws, including patent, trademark, copyright, design and trade secret laws, in addition to

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
confidentiality procedures and contractual provisions, to maintain, protect and enforce our rights in our brands, technologies, proprietary information and processes. Failure to adequately obtain, maintain, protect and enforce our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business prospects, financial condition and results of operations.
We rely on our trademarks, trade names and brand names to distinguish our products from those of our competitors, to market our brands, and to build and maintain brand loyalty and recognition, and we have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved, and effective trademark protection may not be available or may not be sought in every country in which our products are marketed and sold. Similarly, not every variation of a domain name that incorporates one or more of our trademarks or trade names may be available to be registered, or may be registered by us, even if available. Our trademarks and trade names, whether or not registered, may be infringed, diluted, misappropriated, declared generic, determined to be dilutive or otherwise violated. The validity and enforceability of our trademarks may be challenged, and our trademark registrations could be cancelled or may lapse. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote significant resources in advertising and marketing new brands. Further, competitors may adopt trademarks or trade names similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be trade name or trademark infringement, misappropriation, dilution or violation claims brought against us by owners of other trademarks, including trademarks that incorporate variations of our registered or unregistered trademarks or trade names. We have in the past entered into, and may in the future enter into, trademark co-existence agreements to settle such claims. Such agreements may restrict the ways in which we are permitted to obtain, maintain, protect, enforce and use the relevant trademarks. Without adequate protection for our trademarks and trade names, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
Additionally, we rely on patent laws for the protection of our technologies and product designs. We plan to apply for, and expect to continue to apply for, additional patent protection for proprietary aspects of existing and new products and technologies. We cannot guarantee that our patent applications will be successful and result in issued patents. Even if issued, the patents may not be of sufficient scope to provide us with competitive advantages or may be of limited territorial reach. Furthermore, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and third parties may challenge the validity or enforceability of our patents. Such proceedings could include supplemental examination or contested post-grant proceedings such as review, reexamination, interference or derivation proceedings challenging our patent rights. If such challenges are successful, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products, and we may also face increased competition to our business, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Certain of our patents are due to expire in the near future, which may reduce or eliminate our competitive advantage in the jurisdictions in which these patents are expiring. Additionally, obtaining and maintaining patents can be time-consuming and expensive, and accordingly we do not seek patent protection in every jurisdiction in the world, and may not obtain certain of our patents in all of our key markets. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. It is also possible that third parties, including our competitors, may obtain patents relating to products or technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such products or technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of certain of our designs or technologies.
We also rely on agreements under which we contract to own, or license the rights to use, intellectual property developed by employees, contractors and other third parties, and to maintain the confidentiality of, and control access to and the use and disclosure of, certain trade secrets and other proprietary information to preserve our position in the market. We employ various methods to protect such intellectual property, such as entering into intellectual property assignment agreements, confidentiality agreements and non-compete agreements, as applicable, with certain employees, contractors, consultants, advisors and

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
collaborators. However, we may fail to enter into such agreements with all relevant parties or such agreements may not be self-executing, and we may be subject to claims that such parties have misappropriated the trade secrets or other intellectual property or proprietary information of their former employers or other third parties. In addition, such agreements may be breached or rendered unenforceable by changes in applicable law. Thus, our efforts may not be effective in controlling access to our proprietary information, and we may not be able to prevent all unauthorized use and disclosure of our trade secrets and other proprietary information, and under trade secret law, we have no protection against third parties who independently develop the same or similar technology. Depending on the parties involved in a breach of any such agreement, the available remedies may not provide adequate compensation for the value of the proprietary information disclosed to a third party. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely impacted in our ability to establish or maintain a competitive advantage in the market. Furthermore, even if we successfully maintain the confidentiality of our trade secrets and other proprietary information, competitors may independently develop products or technologies that are substantially similar or superior to our own.
Intellectual property rights in certain elements of our products and manufacturing technology are owned or controlled by our suppliers and are generally not unique to us. As a result, our current and future competitors may be able to manufacture and sell products with performance characteristics, designs and styling similar to our products. If our competitors sell products similar to ours at lower prices, our financial results could suffer. In addition, if any third party copies or imitates our products in a manner that affects our wholesale partners’ or consumer perception of the quality of our products, our reputation and sales could suffer whether or not they violate our intellectual property rights.
We also may be forced to bring claims against third parties to determine the ownership of what we regard as our intellectual property or to enforce our intellectual property against its infringement, misappropriation, dilution or other violations by third parties. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products that are substantially similar or superior to ours and that compete with our business. If we bring a claim to enforce our intellectual property, the defendant could claim that our asserted intellectual property is invalid or unenforceable and, if that defense is successful, we could lose valuable intellectual property rights. The outcomes of such intellectual property-related proceedings are often unpredictable. In addition, even if we are successful in enforcing our intellectual property against third parties, the damages or other remedies awarded, if any, may not be commercially meaningful. Regardless of whether any such proceedings are resolved in our favor, such proceedings could cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, if the strength of our intellectual property portfolio is threatened, regardless of the outcome, it could dissuade others from collaborating with us to license intellectual property, or develop or commercialize current or future products. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
Effective intellectual property protection is expensive to develop and maintain, both in terms of initial and ongoing prosecution and maintenance requirements and the costs of defending our rights. Furthermore, monitoring the unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors’ products, and may in the future seek to enforce our rights against potential infringement, misappropriation, dilution or other violation. However, the steps we take to protect our intellectual property rights may not be adequate to prevent the infringement, misappropriation, dilution or other violation of our intellectual property. We may not be able to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights, or pursue all counterfeiters who may seek to benefit from our brand. Any inability to meaningfully protect our intellectual property rights could result in harm to our ability to compete and reduce demand for our products. Moreover, our failure to develop and properly manage new intellectual property could adversely affect our market positions, business opportunities and the price of our ordinary shares.
The global footprint of our product offerings exposes us to additional intellectual property challenges. Patent, trademark, trade secret and other intellectual property laws vary significantly throughout the world. The legal systems of certain countries, particularly certain developing countries, do not protect intellectual

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
property rights to the same extent as they are protected in the United States. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our intellectual property rights at risk of being invalidated or interpreted narrowly and our intellectual property applications at risk of not issuing and could provoke third parties to assert claims against us. It may therefore be difficult for us to successfully challenge the infringement, misappropriation, dilution or other violation of our intellectual property by other parties in these other countries, which could diminish the value of our brand and cause our competitive position and growth to suffer.
Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations.
Companies, organizations or individuals, including our competitors, may currently hold, or obtain in the future, patents, trademarks or other intellectual property rights that could prevent or limit our ability to make, use, develop, sell or market certain of our products, which could make it more difficult for us to operate our business. As we face increasing competition, the possibility of claims of intellectual property infringement, misappropriation, dilution or other violation made by third parties against us grows. While we try to avoid infringing the rights of others, we may unknowingly do so. For example, we may not be aware of existing patents or patent applications that could be pertinent to our business. Any claim or litigation alleging that we have infringed, misappropriated or otherwise violated intellectual property rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time-consuming and costly to defend and resolve, and could divert the time and attention of our management and technical personnel. While some claims may be made by third parties seeking to obtain a competitive advantage, other claims may be brought for the sole purpose of revenue generation, including by non-practicing entities or individuals with no relevant product sales. It may be more difficult to defend against such claims, as we cannot deter such claims by threatening to assert our own intellectual property portfolio in response. Additionally, some third parties have substantially greater human and financial resources than we do and are able to sustain the costs and workload of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, third parties may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to change our products or even cease the commercialization of our products entirely.
We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment, including being subject to an injunction and being required to pay substantial monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property rights. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable or unwilling to uphold its contractual obligations. Further, our liability insurance may not cover potential claims of this type adequately or at all. In addition, we may have to seek a license to continue practices found to be in violation of a third party’s rights. If we are required or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. Such arrangements may also only be available on a non-exclusive basis, such that third parties, including our competitors, could have access to use the same intellectual property to compete with us. We may also have to redesign our products so they do not infringe, misappropriate or otherwise violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our products may not be available for commercialization or use. If we cannot redesign our products in a non-infringing manner or obtain a license for any allegedly infringing aspect of our business, we would be forced to limit our products and may be unable to compete effectively.
In addition, in any intellectual property proceeding against us or that we assert against a third party, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
material adverse effect on the price of our ordinary shares. Such litigation or proceedings could substantially increase our expenses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing, and any unfavorable resolution of such disputes and litigation, could have an adverse effect on our business, financial condition, results of operations and prospects.
We license certain of our intellectual property rights to others. If we fail to adequately monitor our licensees’ compliance with our license agreements, our intellectual property rights may be subject to cancellation, loss of rights, or diminution in value, and we may be subject to third-party claims of intellectual property infringement, misappropriation, dilution and other violation with respect to products designed and manufactured by our licensees.
We license certain of our intellectual property rights to others, including on an exclusive basis or pursuant to certain franchise arrangements. Such agreements provide our licensees with rights to our intellectual property and contain provisions requiring our licensees to comply with certain standards to be monitored by us. Our failure to adequately monitor our licensees’ compliance with these standards, or to take appropriate corrective action when necessary, may subject our intellectual property to cancellation, loss of rights, or diminution in value. In addition, the licensing of any of our intellectual property could result in a potential misuse of such intellectual property. There can be no assurance that third parties will comply with their contractual requirements or that they will use our licensed intellectual property in an appropriate manner. Any misuse by a third party of intellectual property related to our trademarks or brands could lead to a negative perception of our brands by current and potential licensees, joint venture partners or consumers, and could adversely affect our ability to develop our brands and meet our strategic goals, which, in turn, could decrease our potential revenue.
As a licensor of intellectual property, we may be named as a defendant in lawsuits related to products designed or manufactured by our licensees. In most cases, our licensees are obligated to defend and indemnify us and our affiliates with respect to such litigation, but such indemnifying parties may be unable or unwilling to uphold their contractual obligations. We also may be required to indemnify certain of our licensees or wholesale partners for claims of intellectual property infringement, misappropriation, dilution or other violation brought against them. While we maintain insurance for certain risks, it is not possible to obtain insurance to protect against all possible liabilities, and we have no assurances that such insurance will continue to be available on commercially reasonable terms, or at all, or that our insurer will not deny coverage of a claim. Any litigation has an element of uncertainty and if any such litigation were to be adversely determined, if a licensee were to fail to properly indemnify us, if we must indemnify a licensee or wholesale partner, and/or if we did not have appropriate insurance coverage or if our insurer denied coverage, such litigation could affect our financial position and liquidity. Further, any adverse determination could damage our reputation or otherwise adversely impact the value of or goodwill associated with our relevant brands.
We license intellectual property rights from third parties, including our brand ambassadors and league partners. If we fail to comply with our obligations in any current or future agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose licensed rights that are important to our business.
We are, and may become, party to license agreements, including endorsement agreements, with third parties to obtain the rights to certain intellectual property, technologies and products, or to allow commercialization or promotion of our own products. Such agreements may impose numerous obligations, such as development, payment, royalty, sublicensing, insurance, enforcement and other obligations on us in order to maintain the licenses. In spite of our best efforts, our licensors might conclude that we have materially breached such license agreements and might therefore terminate such license agreements, thereby removing or limiting our ability to use certain brands or develop and commercialize products covered by such license agreements. For example, we license certain intellectual property rights from the National Basketball Association, the National Football League, the National Collegiate Athletics Association, other sports leagues and organizations, universities, athletes and influencers, among others, for use in connection

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
with our products. If our license agreements or endorsement agreements with any one of these organizations, athletes or influencers were to terminate for any reason, we would be required to cease the development, advertisement, promotion and sale of certain of our products bearing such licensed intellectual property or modify the affected products or marketing materials to remove such licensed intellectual property. The foregoing could have a material adverse effect on our sales, profitability or financial condition.
Disputes also may arise between us and our licensors regarding the intellectual property licensed to us under any license agreement, including disputes related to:
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the scope of rights granted under the license agreement and other interpretation-related issues;

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our compliance with reporting, financial or other obligations under the license agreement;

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the amounts of royalties or other payments due under the license agreement;

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whether and the extent to which we infringe, misappropriate or otherwise violate intellectual property rights of the licensor that are not subject to the license agreement;

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our right to sublicense applicable rights to third parties;

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our right to transfer or assign the license; and

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the ownership of intellectual property and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If we do not prevail in such disputes, we may lose any or all of our rights under such license agreements, experience significant delays in the development and commercialization of our products and technologies or incur liability for damages, any of which could have a material adverse effect on our business prospects, financial condition and results of operations.
Our business may suffer if our licensors fail to abide by the terms of our license agreements, if our licensors fail to enforce licensed intellectual property against infringing third parties, if the intellectual property rights licensed to us are found to be invalid or unenforceable, or if we are generally unable to enter into necessary licenses on acceptable terms or at all. In addition, we may seek to obtain additional licenses from our licensors, and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the applicable licensor, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with our products. Our licensors may be free to exploit any rights that are licensed to us on a non-exclusive basis for themselves or to license such intellectual property to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Furthermore, the agreements under which we may license intellectual property from third parties are likely to be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property, or increase what we believe to be our financial or other obligations under the relevant agreements, either of which could have a material adverse effect on our sales, business, financial condition or results of operations.
A security breach or other disruption to our IT Systems could result in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of wholesale partner, consumer, supplier, or sensitive company information or could disrupt our operations, which could damage our relationships with wholesale partners, consumers, suppliers or employees, expose us to litigation or regulatory proceedings, or harm our reputation, any of which could materially adversely affect our business, financial condition or results of operations.
Our business involves the storage and transmission of a significant amount of personal, confidential, and sensitive information, including the personal information of our consumers and employees, information relating to consumer preferences, and our proprietary financial, operational and strategic information. The protection of this information is vitally important to us as the loss, theft, misuse or unauthorized disclosure of, access to or other processing of such information could lead to significant reputational or competitive harm, result in litigation involving us or our business partners, expose us to regulatory proceedings, and cause us to incur substantial liabilities, fines, penalties, or expenses. As a result, we believe our future success and

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
growth depends, in part, on the ability of our key business processes and systems, including our IT and global communication systems, to prevent the theft, loss, misuse or unauthorized disclosure of, access to or other processing of this personal, confidential, and sensitive information, and to respond quickly and effectively if any such security incidents do occur.
The frequency, intensity, and sophistication of cyberattacks, ransomware attacks, and other security incidents, including personal information breaches, has significantly increased in recent years and it is expected that these trends will continue. As with many other businesses, we have experienced, and are continually at risk of being subject to, such attacks and incidents. Due to the increased risk of these types of attacks and incidents, we expend significant resources on IT Systems and security tools, measures, and processes designed to protect our IT Systems, as well as the personal, confidential, or sensitive information stored on or transmitted through those systems, and to ensure an effective response to any cyberattack or security incident. Despite the implementation of preventative and detective security controls, our IT Systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, epidemics, malicious human acts, terrorism and war. Our IT Systems are also vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, from cyberattacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, password spraying, credential stuffing, phishing, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information), or other security incidents. These risks may be exacerbated in the remote work environment. Additionally, due to the recent Russia-Ukraine conflict, there have been publicized threats to increase hacking activity against the critical infrastructure of any nation or organization that is supportive of Ukraine. Because the techniques used to obtain unauthorized access to IT Systems are constantly evolving and becoming more sophisticated, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, hostile foreign governments or agencies, or state-sponsored actors, we may be unable to anticipate all types of security threats or implement adequate preventive measures in response. Our ability to effectively manage and maintain our inventory and to ship products to wholesale partners and consumers on a timely basis depends significantly on the reliability of our IT Systems. We also use these systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. As such, any of the foregoing could have a materially adverse effect on our business, financial condition and results of operation.
Cyberattacks or security incidents could remain undetected for an extended period, which could potentially result in significant harm to our IT Systems, as well as unauthorized access to the information stored on and transmitted by our IT Systems. Even when a security breach is detected, the full extent of the breach may not be determined immediately. The costs to us to mitigate cyberattacks and security incidents could be significant and, while we have implemented security measures to protect our IT Systems, our efforts to address these problems may not be successful. Further, despite our security efforts and training, our employees may purposefully or inadvertently cause security breaches that could harm our IT Systems or result in the unauthorized disclosure of or access to information. Any measures we do take to prevent security breaches, whether caused by employees or third parties, have the potential to limit our ability to complete sales or ship products to our wholesale partners and consumers, harm relationships with our suppliers, or restrict our ability to meet our consumers’ expectations with respect to their online or retail shopping experience. A cyberattack or other security incident could result in the significant and protracted disruption of our business such that:
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critical business systems become inoperable or require a significant amount of time or cost to restore;

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key personnel are unable to perform their duties or communicate with employees, consumers or third-party partners;

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it results in the loss, theft, misuse, unauthorized disclosure or unauthorized access of wholesale partner, consumer, supplier or company information;

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we are prevented from accessing information necessary to conduct our business;

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
•
we are required to make unanticipated investments in equipment, technology or security measures;

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consumers cannot access our e-commerce websites and consumer orders may not be received or fulfilled;

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we become subject to return fraud schemes, reselling schemes and imposter websites schemes; or

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we become subject to other unanticipated liabilities, costs or claims.

If any of these events were to occur, it could have a material adverse effect on our financial condition and results of operations and result in harm to our reputation and the price of our ordinary shares. Furthermore, although we currently maintain disaster recovery and business continuity plans to address such disruptions, we may not be able to adequately continue our business or return to operability within a reasonable period of time in the case of such an occurrence. Recovery of our IT Systems may be additionally hampered where we have outsourced the operation of IT Systems and information storage to third parties.
A security breach that results in the unauthorized disclosure of personal information could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental or regulatory investigation. Due to concerns about information security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such information are possible. We have had to, and may in the future need to, notify governmental authorities and affected individuals with respect to such incidents. For example, laws in the European Economic Area (the “EEA”), the UK and all 50 U.S. states may require businesses to provide notice to individuals whose personal information has been disclosed as a result of an information security breach. Some laws impose specific data breach reporting obligations if special categories of personal information that we process, such as health data, is disclosed as a result of an information security breach. Complying with such numerous and complex regulations in the event of an information security breach would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. We may also be contractually required to notify business partners of a security incident. Regardless of our contractual protections, any actual or perceived security incident, or breach of our legal or contractual obligations, could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on information security and in responding to any such actual or perceived incident.
In addition, if a cyberattack or other security incident results in the loss, theft, misuse, or unauthorized disclosure of, access to or other processing of personal, confidential, or sensitive information belonging to our wholesale partners, consumers, suppliers, or employees, it could put us at a competitive disadvantage, result in the deterioration of our wholesale partners’ and consumers’ confidence in our brand, cause our suppliers to reconsider their relationship with our company or impose more onerous contractual provisions on us and subject us to potential litigation (including class action), liability, fines and penalties. For more information regarding risks related to data privacy and security, see “—Risks Related to Our Intellectual Property and Information Technology—We are subject to various laws, rules, regulations and guidelines relating to data privacy and security governing the use and processing of personal information. Changes in such laws, rules, regulations and guidelines, or any actual or perceived failure by us to comply with such laws, rules, regulations, guidelines or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include administrative fines, civil or criminal penalties, suspension of processing activities and audits), private litigation or adverse publicity, any of which could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.”
We are also reliant on the security practices of our third-party service providers, which may be outside of our direct control. These third parties, and the services provided by these third parties, which may include cloud-based services, are subject to the same risk of experiencing, and have experienced, outages, other failures and security breaches described above. IT Systems provided by third parties on which we rely also may be difficult to integrate with other tools due to their complexity, resulting in high data inconsistency and incompatibility. If these third parties fail to adhere to adequate security practices, or experience a breach of their systems, the information of our employees, wholesale partners, consumers and business associates

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
may be improperly accessed, used, disclosed or otherwise processed, and we may potentially be held liable, or alleged to be liable, under certain laws or contractual obligations for the acts or omissions of our third-party providers. In addition, our providers may have broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Our providers also may take actions beyond our control that could harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process information in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions in our business, as well as delays and additional expenses in arranging for alternative services. Any loss or interruption to our IT Systems or the services provided by third parties could adversely affect our business, financial condition and results of operations.
We do not currently maintain cybersecurity insurance, and therefore the successful assertion of one or more large claims against us in connection with a breach or other cybersecurity-related matter could adversely affect our business and financial condition.
We rely on a large number of complex IT Systems. Any failure to operate, maintain and upgrade our IT Systems may materially and adversely affect our operations.
It is critical to our success that wholesale partners and consumers and potential new consumers within the countries we operate in are able to access our online services at all times. We operate on a combination of shared and individual, central or local IT Systems, including cloud-based infrastructure, and related solutions. Any failure of either central or local IT Systems and functions may disrupt the efficiency and functioning of all our operations. Updates or changes in the software or hardware technology may lead to failures of communication between our platforms and consumers in the course of the order transmission or other processes. We therefore rely on a large number of IT Systems, as well as local network and internet coverage, to manage the entire process, from the placing of and payment for orders online by consumers to the receipt of and confirmation of those orders by our backend systems, which creates significant complexity and negatively affects our ability to scale our business and realize cost savings.
We have made substantial investments into the development of our IT Systems, which form the backbone of our business operations. Due to the complexity of these IT Systems, we cannot rule out that they may cause or contribute to failures in the order transmission process or may prove less efficient than anticipated. In addition, a failure of any individual network carrier, IT System or IT provider would impact our ability to accurately predict the level of demand for our products, receive and transmit orders or to accept payment for orders. The efficient operation and scalability of our own IT Systems and the third-party IT Systems on which we rely is therefore critical to maintain operations and decision-making processes. We are currently in the process of upgrading our global SAP enterprise resource planning system across all our brands and may face risks related thereto, including an increased risk of cyberattacks or other security breaches. Furthermore, the continued operation and development of our IT Systems depends in part on the continued service of high-quality employees. The loss of the services of such key individuals could harm our ability to maintain our IT Systems, which could materially and adversely affect our operations.
It may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as consumer traffic increases. If our online marketplace is unavailable when users attempt to access it or does not load as quickly as consumers expect, they may seek other services, and may not return to our online marketplace as often in the future, or at all. This would harm our ability to attract consumers and decrease the frequency with which consumers use our online marketplace. We expect to continue to make significant investments to maintain and improve the availability of our online marketplace and to enable rapid releases of new products. To the extent that we do not effectively address capacity constraints, respond adequately to service disruptions, upgrade our systems as needed or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, results of operations and the price of our ordinary shares would be harmed. We have previously experienced service disruptions, and in the future, we may experience further service disruptions, outages, or other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints due to an overwhelming number of users

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
accessing our platform simultaneously. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. For more information regarding risks related to our IT Systems, see “— Risks Related to Our Intellectual Property and Information Technology—A security breach or other disruption to our IT Systems could result in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of wholesale partner, consumer, supplier, or sensitive company information or could disrupt our operations, which could damage our relationships with wholesale partners, consumers, suppliers or employees, expose us to litigation or regulatory proceedings, or harm our reputation, any of which could materially adversely affect our business, financial condition or results of operations.”
We are subject to various laws, rules, regulations and guidelines relating to data privacy and security governing the use and processing of personal information. Changes in such laws, rules, regulations and guidelines, or any actual or perceived failure by us to comply with such laws, rules, regulations, guidelines or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include administrative fines, civil or criminal penalties, suspension of processing activities and audits), private litigation or adverse publicity, any of which could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.
We are, and may increasingly become, subject to various laws, directives, industry standards, rules and regulations, as well as contractual obligations, related to data privacy and security in the jurisdictions in which we operate. We collect, maintain, use and otherwise process information, including personal information, available to us through online activities and other consumer interactions in our business as well as from individuals in other circumstances, such as employee and business contacts, and certain of our marketing practices rely upon e-mail, cookies, tracking technologies and other e-marketing technologies to communicate with consumers. Our current and future marketing programs may depend on our ability to collect, maintain, use and otherwise process this information, and our ability to do so is subject to evolving U.S. and other international laws and enforcement trends, including in the EEA and UK where European court and regulatory decisions are driving increased attention to cookies and tracking technologies.
The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and is likely to remain uncertain for the foreseeable future. These laws, rules and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our results of operations, financial condition and cash flows. If applicable data privacy and marketing laws become more restrictive at the international, federal or state levels, our compliance and other costs may increase, our ability to effectively engage consumers through personalized marketing may decrease and the effectiveness of our marketing may be limited, our investment in our e-commerce platform may not be fully realized or our systems may require significant changes, our opportunities for growth may be curtailed by our compliance burden, our margins may be adversely affected and our potential reputational harm or liability for security breaches or compliance violations may increase. Moreover, in light of the complex and evolving nature of privacy laws, including relating to certain categories of data (e.g., biometric and health data) and cookies and tracking technologies (including those in the EEA and the UK), there can be no assurances that we will be successful in our efforts to comply with such laws and associated regulatory expectations. Violations of such laws and associated regulatory expectations could result in regulatory investigations, fines, orders to cease or change our use of such technologies, as well as civil claims including class actions, and reputational damage.
In the United States, various federal and state regulators, including governmental agencies like the Federal Trade Commission, have adopted, or are considering adopting, laws, rules and regulations concerning personal information and information security and have prioritized privacy and information security violations for enforcement actions. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (“CPRA,” and collectively, “CCPA”), and several other state laws, which introduce new data protection and privacy rights, require covered companies to provide new disclosures, and in some cases introduce a private right of action for certain data breaches. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data protection law to which we would become subject if it is enacted, which may

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
add additional complexity, variation in requirements, restrictions and potential legal risks, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data, and could result in increased compliance costs or changes in business practices and policies.
We are also subject to international laws, rules, regulations and standards in many jurisdictions, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, in the EEA, we are subject to the European Union General Data Protection Regulation (“EU GDPR”), and, following the UK’s exit from the EU, we are subject in the UK to the UK General Data Protection Regulation and the UK Data Protection Act 2018 (“UK GDPR”), which currently imposes the same obligations as the EU GDPR in most material respects. However, the UK GDPR will not automatically incorporate future changes to be made to the EU GDPR (such changes would need to be specifically incorporated by the UK government), which creates a risk of divergent parallel regimes and related uncertainty. The EU GDPR and UK GDPR also impose strict rules on the transfer of personal information to countries outside of the EEA and the UK. As the enforcement landscape develops, and supervisory authorities issue further guidance on international data transfers, we could suffer additional costs, complaints and/or regulatory investigations or fines, we may have to make certain operational changes, we have had to and will have to implement revised transfer mechanisms for intragroup, customer and vendor arrangements within required time frames, the manner in which we provide our products could be affected, and it could adversely affect our business, operations and financial condition.
We are subject to evolving data privacy and security laws, rules and regulations in the PRC, particularly the Cybersecurity Law (“CSL”), the Data Security Law (“DSL”), and the Personal Information Protection Law (“PIPL”), along with their implementing regulations and standards. These laws require that any collection, use, transfer, and storage of personal information follow the three principles of legitimacy, justification, and necessity. Consent from the data subject is required, unless there are other legal bases for processing. Furthermore, operators of critical information infrastructure (“CIIOs”) and personal information handlers must locally store personal information and important data generated within the PRC, if it exceeds a certain threshold defined by relevant authorities. The CSL, DSL, and PIPL also specify rules for transferring personal information and important data outside the PRC. Compliance with security assessments or certifications by designated agencies or entering into approved standard contracts with overseas recipients are among the requirements for such transfers.
In addition to the CSL, the DSL and the PIPL, the relevant government authorities of the PRC promulgated several regulations or released a number of draft regulations for public comments which are designed to provide further implemental guidance in accordance with the laws mentioned above. We cannot predict what impact the new laws and regulations or the increased costs of compliance, if any, will have on our operations in the PRC, in particular the CSL, DSL or PIPL, or the increased costs of compliance, if any, will have on our operations in the PRC due to their recent enactment and the limited guidance available, particularly on PIPL, which entities are awaiting further guidance on, particularly on the scope of data localization requirement. It is also generally unclear how the laws will be interpreted and enforced in practice by the relevant government authorities as often, the abovementioned laws are drafted broadly and thus leave great discretion to the relevant government authorities to exercise.
We post our privacy policy and practices concerning our collection, use, retention, security, disclosure, transfer and other processing of personal information on our websites and provide similar policies to our employees. Although we endeavor to comply with legal obligations and our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about privacy and information security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices.
In addition, we are subject to the Payment Card Industry Data Security Standard (“PCI DSS”). PCI DSS is a specific set of comprehensive security standards imposed by payment card networks on companies that process credit card information, related to enhancing payment account information security, including, but not limited to, requirements for security management, policies, procedures and standards related to network architecture, software design and certification requirements. PCI DSS compliance is required in order to maintain credit card processing services and to provide our payment facilitation services. Additionally, we are also required to comply with payment card network operating rules, which are set and interpreted

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
by the payment card networks. Payment card networks could adopt new operating rules or interpret or reinterpret existing rules in ways that might prohibit us from providing certain services to some consumers, be costly to implement, or difficult to follow. Moreover, compliance with PCI DSS does not guarantee a completely secure environment and, notwithstanding the results of a compliance assessment, there can be no assurance that payment card networks will not request further compliance assessments or set forth additional requirements binding on us to maintain access to credit card processing services. Compliance is an ongoing effort and the requirements evolve as new threats are identified. In the event that we were to lose PCI DSS compliance status (or fail to renew compliance under a future version of the PCI DSS), or if our information security systems are breached or compromised, we may be liable for card-issuing banks’ and our third-party payments processors’ costs, subject to fines and higher transaction fees, and lose our ability to accept credit and debit card payments from our consumers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.
All of these evolving compliance and operational requirements impose significant costs on us, such as costs related to organizational changes, implementing additional protection technologies, training associates and engaging consultants, which are likely to increase over time. Such requirements may require us to modify our data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our results of operations, financial condition and cash flows. Any failure or perceived failure by us to comply with any applicable federal, state or similar foreign laws, rules, regulations and guidelines relating to data privacy and security could result in damage to our reputation and our relationship with our wholesale partners and consumers, as well as proceedings or litigation by governmental agencies, wholesale partners or consumers, including class action privacy litigation in certain jurisdictions, which could subject us to significant fines, sanctions, awards, penalties, corrective measures or judgments, any of which could result in costly investigations and litigation, civil or criminal penalties (including against officers), operational changes, and negative publicity that could adversely affect our reputation, as well as our results of operations and financial condition.
Risks Related to Financial, Accounting and Tax Matters
We plan to primarily use cash from operations to finance our growth strategy, but may need to raise additional capital that may be required to grow our business, which we may not be able to raise on terms acceptable to us or at all.
While we intend to primarily finance our growth through the cash flows generated by our operations, we may need to seek additional capital, potentially through debt or equity financings, to fund our growth. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, market conditions, our credit rating and other factors. We cannot assure you that we will be able to raise needed cash on terms acceptable to us or at all. Failure to secure any necessary financing, including any refinancing of existing indebtedness, in a timely manner in our preferred currency, or on favorable terms could have a material adverse effect on our growth strategy. Financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the price per share of our ordinary shares. The holders of any new securities may also have rights, preferences or privileges which are senior to those of existing holders of ordinary shares. If we raise additional capital through the sale of equity or convertible debt securities, you and our existing shareholders may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares. If new sources of financing are required, but are insufficient or unavailable, we may be required to modify our growth and operating plans based on available funding, if any, which would harm our profitability, business, results of operation, financial condition and the price of our ordinary shares.
Our existing and any future indebtedness could adversely affect our ability to operate our business.
As of            , 2023, we had $      million of outstanding borrowings pursuant to our Senior Credit Facilities (as defined herein). Our facilities are secured by liens on our and certain of our subsidiaries’ assets, which are senior to any lien otherwise secured against our assets.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Our existing indebtedness has had, and any future indebtedness could have, important consequences, including financial covenants and restrictions on:
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incurrence of indebtedness;

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granting loans, guarantees or security interests;

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disposing of assets; and

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making or entering into acquisitions, joint ventures or mergers.

In addition, our indebtedness under the Senior Credit Facilities bear interest at a variable rate, making us vulnerable to increases in the market rate of interest. If the market rate of interest increases substantially, we will have to pay additional interest on this indebtedness, which would reduce cash available for our other business needs.
We may not have sufficient funds, and may be unable to generate sufficient cash flows from operations, to pay the amounts due under our existing debt instruments. Failure to make payments or comply with other covenants under our existing or future debt instruments could result in an event of default. If an event of default occurs and the lender accelerates the amounts due, we may need to seek additional financing, which may not be available on acceptable terms, in a timely manner or at all. In such event, we may not be able to make accelerated payments, and the lender could seek to enforce security interests, if any, in the collateral securing such indebtedness, which includes or could include substantially all of our assets. In addition, the covenants under our existing or future debt instruments, any pledge of our assets as collateral and any negative pledge with respect to our intellectual property could limit our ability to obtain additional debt financing. Any of these events could have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Senior Facilities Agreement.”
Fluctuations in foreign currency exchange rates could harm our results of operations.
We report our consolidated financial results in U.S. dollars but have significant non-U.S. operations. Our functional currency is the euro. A large portion of our business is conducted in currencies other than U.S. dollars, in particular the euro, the Canadian dollar and Renminbi (“RMB”), and generally the applicable local currency is our functional currency in that locality. Our sales are generally made in local currencies, while the majority of our costs are paid in U.S. dollars or the euro. As a result, we face foreign currency exposure on the translation of net income, assets and liabilities of our operations in numerous jurisdictions into U.S. dollars, including on our outstanding indebtedness denominated in euro. Given the strength of the U.S. dollar against our key foreign currencies, including the euro, the Canadian dollar and RMB, translation into U.S. dollars for the periods presented results in lower profitability. In the future, if the U.S. dollar continues to be strong against local currencies, we will continue to see lower profitability; however, if the U.S. dollar were to weaken against the euro or RMB, translation into U.S. dollars could result in increased profitability.
Where possible, we manage foreign currency exposure through a variety of methods, including by financing each business unit in its functional currency and concentrating cash flows through centralized entities to limit the number of foreign currencies being utilized for purchases. Additionally, we enter into hedging arrangements to limit our exposure to foreign currency fluctuations for a significant portion of our cash flows, in particular with our most commonly used foreign currencies, including euros, Canadian dollars and RMB. The majority of our hedging arrangements are short-term and are usually rolled forward within the standard business cycle. Nonetheless, it is not practical for us to mitigate all of our foreign currency exposure, nor are we able to accurately predict the possible impact of future foreign currency exchange rate fluctuations on our results of operations, due to our constantly changing exposure to various foreign currencies, difficulty in predicting fluctuations in foreign currency exchange rates relative to the U.S. dollar and the significant number of foreign currencies involved. As we continue to expand our global operations, our exposure to foreign currency risk could become more significant and could have a significant and potentially adverse, effect on our results of operations.
Foreign exchange variations have been significant in the past and current foreign exchange rates may not be indicative of future exchange rates, and may be further impacted by the efforts of central banks to

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
curb inflation, in the United States as well as in the other jurisdictions in which we operate and recognize sales and incur costs. Significant variations in foreign exchange rates may also make hedging contracts ineffective for hedge accounting purposes in future periods.
Our revenue and other operating income fluctuate on a seasonal basis.
We experience limited seasonal fluctuations in our revenue and other operating income, with a slightly higher portion of our revenue and earnings in the fourth fiscal quarter due to our higher share of fall and winter collections. Any decrease in revenue or margins during this period could have a material adverse effect on our results of operations, financial condition and cash flows. Seasonal fluctuations also affect our cash and inventory levels, since we usually manufacture and produce products, including for our wholesale partners in advance of our and their peak selling periods. We manufacture a significant amount of inventory before the winter seasons. As such, working capital requirements typically increase throughout our second and third fiscal quarters as inventory builds to support our peak shipping and selling period which typically occurs from August to December. If we are not successful in selling inventory, they may have to sell the inventory at significantly reduced prices or may not be able to sell the inventory at all, which could have a material adverse effect on our results of operations.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.
The preparation of financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on a set of underlying data that may include our historical experience, knowledge of current events and conditions and on other factors that we believe to be reasonable under the circumstances at the time of the estimate, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue, inventory, impairment of goodwill and intangible assets with indefinite useful lives and share-based payments. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our ordinary shares.
We could incur goodwill and other intangible asset impairment charges, which could harm our profitability.
We have goodwill and other intangible assets held on our balance sheet. We periodically review the carrying values of goodwill and other intangible assets to determine whether such carrying values exceed their recoverable amount, which is the higher of the asset or cash generating unit’s (“CGU”) fair value less costs of disposal and value in use. Declines in the profitability of individual reporting units due to economic or market conditions or otherwise, as well as adverse changes in financial, competitive and other conditions, including declines in the operating performance of our reportable segments or other adverse changes in the key valuation assumptions contributing to the estimated fair value of our reportable segments, could adversely affect the estimated fair values of the related reportable segments, which could result in an impairment of the recorded balances of goodwill or other intangible assets.
We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate the material weakness or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.
In connection with the preparation of our consolidated financial statements, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Specifically, the material weakness related to (i) lack of consistent and proper application of accounting processes and procedures, defined control processes, including defined review and supervision roles in those control processes, and segregation of duties and (ii) insufficient resources with an appropriate level of technical accounting and SEC reporting expertise. We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the material weakness, including implementing new information technology and systems for the preparation of financial statements, implementing additional review procedures within our accounting and finance department, and hiring additional staff and engaging external accounting experts to support improving our accounting processes and procedures and supplement our internal resources in our computation processes. We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.
In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) because no such evaluation has been required. As a public company, we will be required to certify our compliance with Section 404 of the Sarbanes-Oxley Act, which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 20-F. Moreover, beginning with our second annual report on Form 20-F, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we identify any additional material weaknesses, or we are unable to successfully remediate our existing material weakness or any future material weaknesses in our internal control over financial reporting, or if we cannot comply with the requirements of the Sarbanes-Oxley Act in a timely manner or attest that our internal control over financial reporting is effective, or if our independent registered public accounting firm cannot express an unqualified opinion as to the effectiveness of our internal control over financial reporting when required, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in the accuracy and completeness of our financial reporting and our share price may decline as a result, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.
If we are a “passive foreign investment company” (a “PFIC”) in the year of the offering or in any future year, a U.S. shareholder may be subject to adverse U.S. federal income tax consequences.
Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash). Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on the expected market price of our ordinary shares following this offering and the composition of our income and assets, including goodwill, we do not expect to be a PFIC for our 2023 taxable year or in the foreseeable future. However, the determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in 2023 or any future taxable year is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status, or with respect to our expectations regarding our PFIC status in 2023 or any future taxable year.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Certain adverse U.S. federal income tax consequences could apply to U.S. investors if we are treated as a PFIC for any taxable year during which such investors hold our ordinary shares. For further discussion, see “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.”
Adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.
We are subject to the examination of our tax returns by tax authorities in Finland, Germany, the United States, the PRC and the numerous other jurisdictions in which we have operations. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of its provision for income taxes. Although we believe our tax provisions are adequate, the final determination of tax audits and any related disputes could be materially different from our historical income tax provisions and accruals. In addition, we and our subsidiaries, as part of our ongoing operations, regularly engage in intercompany transactions and arrangements based on transfer pricing policies that we have implemented. Although we believe that our transfer pricing policies comply with applicable law, tax authorities in the jurisdictions in which we operate have in the past challenged and could in the future challenge our transfer pricing policies with respect to these transactions and arrangements. The results of audits, challenges or related disputes could have an adverse effect on our cash tax liabilities, effective tax rate, and financial statements for the period or periods for which the applicable final determinations are made.
We could be subject to changes in tax laws, tax regulations and tax treaties, including their interpretation and application, in the Cayman Islands, Finland, Germany, the United States, the PRC, or any other country in which we operate, which could result in additional tax liabilities or increased volatility in our effective tax rate.
We are subject to the tax laws in the Cayman Islands, Finland, Germany, the United States, the PRC and numerous other jurisdictions. Current economic and political conditions make tax laws, tax regulations and tax treaties, including their interpretation and application, in any jurisdiction subject to significant change. We earn a substantial portion of our income in countries around the world and are subject to the tax laws of those jurisdictions. A number of the jurisdictions in which we operate have recently reformed or changed their tax laws, regulations and tax treaties, such as the anti-tax avoidance directive adopted by the member states of the EU and the Inflation Reduction Act adopted by the United States which, among other changes, introduced a 15% corporate minimum tax on certain corporations, and many jurisdictions are considering other proposals to reform or change their tax laws, regulations and tax treaties, including minimum tax and tax-avoidance proposals being considered in connection with the OECD’s project on base erosion and profit shifting, and proposals in the United States. The adoption or implementation of these proposals could significantly impact how we are taxed on our earnings from operations in these jurisdictions. Although we cannot predict whether or in what form these proposals will be adopted, several of the proposals considered, if enacted into law, could have an adverse impact on our income tax expense and cash flows. Portions of our operations are subject to a reduced tax rate or are free of tax under various tax holidays and rulings. We also utilize tax rulings and other agreements to obtain certainty in treatment of certain tax matters. These tax holidays, rulings and agreements expire in whole or in part from time to time and may be extended when certain conditions are met or terminated if certain conditions are not met. The expiration or termination of any tax holidays, rulings or agreements, or changes in the conditions governing such tax holidays, rulings or agreements, could have an adverse effect on our effective income tax rate.
We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our consumers would have to pay for our products and adversely affect our operating results.
In general, we have not historically collected state or local sales, use or other similar taxes in any jurisdictions in which we do not have a tax nexus, in reliance on court decisions or applicable exemptions that restrict or preclude the imposition of obligations to collect such taxes with respect to online sales of our products. In addition, we have not historically collected state or local sales, use or other similar taxes in certain jurisdictions in which we do have a physical presence, in reliance on applicable exemptions. On June 21, 2018, the U.S. Supreme Court decided, in South Dakota v. Wayfair, Inc., that state and local jurisdictions may, at least in certain circumstances, enforce a sales and use tax collection obligation on remote vendors that have no physical presence in such jurisdiction. A number of states have already begun, or have positioned themselves to begin, requiring sales and use tax collection by remote vendors and/or by online marketplaces.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
The details and effective dates of these collection requirements vary from state to state. While we now collect, remit and report sales tax in all states that impose a sales tax, it is still possible that one or more jurisdictions may assert that we have liability for previous periods for which we did not collect sales, use or other similar taxes, and if such an assertion or assertions were successful it could result in substantial tax liabilities, including for past sales taxes and penalties and interest, which could materially adversely affect our business, financial condition and operating results.
Risks Related to Our Relationship with ANTA Sports
ANTA Sports may fail to perform under the business services agreement (“BSA”), or we may fail to have replacement systems and services in place when the BSA expires.
We expect that following the completion of this offering, ANTA Sports will continue to provide us with services related to certain shared functions in Greater China pursuant to a BSA we expect to enter into in connection with the consummation of this offering. See “Related Party Transactions—Transactions with ANTA Sports.” These services will be provided for terms of varying duration following the completion of this offering. We will rely on ANTA Sports to satisfy its obligations during the term of the BSA. Failure by ANTA Sports to perform these obligations, or any delay in or disruption to ANTA Sports’ ability to perform these obligations, could increase our costs of procuring these services, result in system or service interruptions, divert our management’s focus or otherwise adversely affect our business, results of operations or financial condition, potentially for an extended period of time. Furthermore, pursuant to the BSA, ANTA Sports will agree to perform the services for us in a manner consistent with the past practice of our business. As a result, our operational flexibility to implement changes with respect to these services or the amounts we pay for them will be limited, and we may not be able to implement changes in a manner desirable to us. In addition, we have historically received informal support from ANTA Sports, which may not be addressed in the BSA. The level of this informal support may diminish following the completion of this offering.
The services that ANTA Sports will provide to us pursuant to the BSA are subject to change over time. Upon the expiration of the BSA on            , to the degree it is not renewed according to its terms, we will be required to create our own, or engage alternative third-party sources to provide, systems and services to replicate or replace many of the systems and services that ANTA Sports currently provides to us. However, we may not be able to successfully replicate or replace these services or obtain the services at the same or better quality, at the same or lower costs or otherwise on the same or more favorable terms and conditions from third parties. If we do not have our own systems and services, or comparable agreements with alternative third-party sources, in place when the BSA expires, our business, results of operations or financial condition could be adversely affected, including in the manner described in the preceding paragraph. For more information regarding risks related to cybersecurity, see “— Risks Related to Our Intellectual Property and Information Technology.”
We potentially could have received better terms from unaffiliated third parties than the terms in our agreements with ANTA Sports.
The agreements we have entered into, or will enter into in connection with this offering, with ANTA Sports, including the BSA and the procurement and sourcing of products, sharing of certain middle to back-office services, retail platform related transactions and licensing, have been negotiated by us during periods in which we did not have a board of directors or a management team independent of ANTA Sports. See “Related Party Transactions—Transactions with ANTA.” Arm’s-length negotiations for similar products and services with an unaffiliated third party may have resulted in more favorable terms to the unaffiliated third party.
Following this offering, some of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in ANTA Sports, and service as directors and/or officers of ANTA Sports.
Because of their current or former positions with ANTA Sports, following this offering, some of our directors and executive officers may own shares of ANTA Sports or have options to acquire shares of ANTA Sports, and the individual holdings may be significant for some of these individuals compared to their

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
total assets. Prior to the completion of this offering, our Chief Executive Officer was an officer of ANTA Sports. In addition, following the completion of this offering, certain of our directors will continue to serve as officers or directors of ANTA Sports.
A director who has a material interest in a matter before our board of directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it in accordance with applicable law. In situations where a director has a material interest in a matter to be considered by our board of directors or any committee on which he or she serves, such director may be required to excuse himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Although all transactions with related parties after this offering will be approved by independent members of our board of directors that may meet in the absence of senior executive officers and non-independent directors, the ownership of ANTA Sports equity or service to ANTA Sports may create the appearance of conflicts of interest when the ANTA Sports-affiliated directors and officers are faced with decisions that could have different implications for ANTA Sports or us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between ANTA Sports and us regarding the terms of the BSA and the relationship thereafter between the companies. Potential conflicts of interest could also arise if we enter into commercial arrangements with ANTA Sports in the future. As a result of these actual or apparent conflicts, we may be precluded from pursuing certain growth initiatives.
While the board of directors believes that, given its size and structure, such actual or potential conflicts of interest can be managed adequately, including that the independent members of our board of directors may meet in the absence of senior executive officers and non-independent directors in respect of the relevant matter, the actual or perceived conflicts of interest that may arise could cause reputational or other harm.
In addition, given these relationships, consumers as well as other third parties may confuse our business with that of our principal shareholder as well as any perceived link between our or our principal shareholder’s products, each of which could affect our business, competitive position and market perception.
Risks Related to Our Ordinary Shares and this Offering
We do not know whether an active trading market will develop or be sustained for our ordinary shares or what the market price of our ordinary shares will be, and, as a result, it may be difficult for you to sell your ordinary shares.
Prior to this offering, there has been no public market for our ordinary shares, and we cannot assure you that one will develop or be sustained after this offering. The initial public offering price for our ordinary shares will be determined through negotiations with the underwriters and may not bear any relationship to the market price at which our ordinary shares will trade after this offering or to any other established criteria of the value of our business. Although we intend to apply to have our ordinary shares approved for listing on the NYSE, an active trading market for our ordinary shares may never develop or be sustained following this offering. If an active market for our ordinary shares does not develop or is not sustained, it may be difficult for you to sell ordinary shares you purchase in this offering without depressing the market price for the shares or at all.
If you purchase ordinary shares in this offering, you will suffer immediate and substantial dilution of your investment.
The initial public offering price of our ordinary shares will be substantially higher than the pro forma as adjusted net tangible book value per ordinary share immediately after this offering. Therefore, if you purchase our ordinary shares in this offering, you will pay a price per ordinary share that substantially exceeds our pro forma as adjusted net tangible book value per ordinary share after this offering. In addition, you will pay more for your ordinary shares than the amounts paid by our existing owners. Based on an assumed initial public offering price of $      per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $      per ordinary share, representing the difference between our pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering and the initial public offering price. See “Dilution” for more details.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
If securities analysts do not commence to publish or cease publishing research or reports or publish misleading, inaccurate or unfavorable research about us, our business or our market, or if they publish negative evaluations of our ordinary shares, the price and trading volume of our ordinary shares could decline.
The trading market for our ordinary shares is expected to be influenced, in part, by the research and reports that industry or financial analysts publish about us, our business, our market and our competitors. We do not currently have research coverage by industry or financial analysts. If no, or few, analysts commence coverage of us, the trading price of our ordinary shares would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our ordinary shares or publish inaccurate or unfavorable research about our business, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares could decline. If one or more industry or financial analysts fail to regularly publish reports on us or if one or more of these analysts cease to cover our business, we could lose visibility in the market, which in turn could cause the price or trading volume of our ordinary shares to decline.
The market price of our ordinary shares may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our ordinary shares in this offering.
The market price of our ordinary shares could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. In addition, securities markets worldwide have experienced, and are likely to continue to experience, extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your ordinary shares at or above the initial public offering price. The market price for our ordinary shares may be influenced by many factors, including the other factors described in this “Risk Factors” section.
In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our offerings or business practices. Such litigation may also cause us to incur other substantial costs to defend such claims and divert management’s attention and resources.
We will be a foreign private issuer and, as a result, we will not be subject to the U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Cayman laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we intend to provide quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
As a foreign private issuer within the meaning of the NYSE corporate governance rules, we are permitted to rely on exemptions from certain of the NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.
The corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. For as long as we choose to rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, our board of directors’ approach to governance may be different from that of a board of directors of a U.S. domestic company, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the NYSE corporate governance standards. We have not yet determined which exemptions we will rely upon.
Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.
We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. You may not agree with our management’s decisions. The failure by our management to apply these funds effectively could result in financial losses that could cause the price of our ordinary shares to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.
Because we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
We currently intend to retain any future earnings to fund the development and expansion of our business, and, therefore, we do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, subject to applicable laws, and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either a profit or share premium account, provided that in no circumstances may a dividend be paid if it would result in the company being unable to pay its debts as they fall due in the ordinary course of business. In addition, we are governed by the laws of the Cayman Islands and our amended and restated memorandum and articles of association, under which there is no minimum mandatory dividend payable to our shareholders and no established periodicity for the distribution of dividends. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future. See “Dividend Policy”.
A significant portion of our issued and outstanding ordinary shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.
Sales of a substantial number of our ordinary shares in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. After this offering, we will have                  ordinary shares outstanding based on the number of ordinary shares outstanding as of                 , 2023. This includes the ordinary shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by persons otherwise restricted from selling. The remaining                  ordinary shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
at various times after the offering as described in the section of this prospectus titled “Shares Eligible for Future Sale.” The lock-up agreements include customary exceptions, and the representatives of the underwriters may release some or all of the ordinary shares subject to lock-up agreements at any time and without notice, which would allow for earlier sales of shares in the public market.
Moreover, beginning 180 days after the completion of this offering or earlier waiver or release of the lockup, holders of an aggregate of                 our ordinary shares, will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. We also intend to register all ordinary shares that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.
In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ordinary shares.
We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs, particularly as we hire additional financial and accounting employees to meet public company internal control and financial reporting requirements and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.
We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. If we fail to comply with new laws, regulations and standards, regulatory authorities could initiate legal proceedings against us, and our business could be harmed.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit in accordance with U.S. securities laws is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Our amended and restated memorandum and articles of association will designate the Grand Court of the Cayman Islands as the exclusive forum for substantially all disputes between us and our shareholders, and the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act, which could limit our shareholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or any other person, (iii) any action or proceeding arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the Companies Act of the Cayman Islands (the “Companies Act”), our amended and restated memorandum and articles of association, or any other provision of applicable law, (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of our amended and restated memorandum and articles of association or (v) any action or proceeding as to which the Companies Act confers jurisdiction on the Grand Court of the Cayman Islands shall be the Grand Court of the Cayman Islands, in all cases subject to the court having jurisdiction over indispensable parties named as defendants.
Our amended and restated memorandum and articles of association will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act of 1933, as amended (the “Securities Act”). Nothing in our amended and restated memorandum and articles of association will preclude shareholders that assert claims under the Exchange Act from bringing such claims in any court, subject to applicable law. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to these provisions. However, shareholders will not be deemed to have waived our compliance with U.S. federal securities laws and the rules and regulations thereunder.
These exclusive forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in our amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our results of operations.
We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.
We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the laws of the Cayman Islands. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, following a declaration being made pursuant to the Articles of Association of the Company, subject to any separate requirement for audit committee approval under applicable law or the rules and regulations of the NYSE, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
interested and may be counted in the quorum at such meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its shareholders and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”
Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.
Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less well-developed Cayman Islands law in this area.
Specifically, subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. Further, while Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a corporate reorganization (approved by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, the Companies Act does provide a mechanism for a dissenting shareholder in a statutory merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on the fair value of such shares within the time limits prescribed by the Companies Act.
In addition, shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion.
U.S. civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands exempted company and the majority of our operations and current assets are conducted and located outside the United States. Most of our directors and executive officers reside outside the United States, and substantially all of their assets are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.
Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final and conclusive and for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained by fraud or in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.
Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:
•
the strength of our brands;

•
changes in market trends and consumer preferences;

•
intense competition that our products, services and experiences face;

•
harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders;

•
reliance on technical innovation and high-quality products;

•
general economic and business conditions worldwide, including due to inflationary pressures;

•
the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers;

•
ability to expand our DTC channel, including our expansion and success of our owned retail stores and e-commerce platform;

•
our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may direct divert our operational, managerial and administrative resources;

•
our international operations, including any related to political uncertainty and geopolitical tensions;

•
our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions;

•
our third party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy

•
the cost of raw materials and our reliance on third-party manufacturers;

•
our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers;

•
climate change and sustainability or ESG-related matters, or legal, regulatory or market responses thereto;

•
changes to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations;

•
ability to obtain approvals from PRC authorities to list on the U.S. exchanges and offer securities in the future;

•
ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes;

•
ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us;

•
security breaches or other disruptions to our IT systems;

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
•
our reliance on a large number of complex IT systems;

•
changes in government regulation and tax matters;

•
our ability to remediate our material weakness in our internal control over financial reporting;

•
our relationship with ANTA Sports;

•
our expectations regarding the time during which we will be a foreign private issuer; and

•
other risk factors.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of an unanticipated event.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
USE OF PROCEEDS
We expect to receive total estimated net proceeds of approximately $      (or $      if the underwriters’ over-allotment option is exercised in full), based on an assumed initial public offering price of $     per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses that are payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price per ordinary share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and offering expenses, by $      . Similarly, each increase (decrease) of 1,000,000 ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $      , assuming the assumed initial public offering price of $      per ordinary share remains the same, and after deducting estimated underwriting discounts and commissions and offering expenses.
We intend to use the net proceeds we receive from this offering to repay all of our outstanding borrowings under our existing shareholder loans, JVCo Loan 1, JVCo Loan 2, Co-Invest Loan 1 and Co-Invest Loan 2 (each as defined below), after giving effect to the Equitization, and any remaining net proceeds for general corporate purposes. See “Summary—IPO-Related Transactions—Shareholder Loan Equitization.”
Each of the shareholder loans mature on March 26, 2029. JVCo as the lender under JVCo Loans 1 and 2 and the Co-Invest as the lender under Co-Invest Loans 1 and 2 have each temporarily suspended the accrual of interest under such loans subsequent to December 31, 2022 in contemplation of this offering and the related equitization and repayment of the loans in connection therewith. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness—Loans with Related Parties.”
The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We cannot predict with certainty all of the particular uses for the net proceeds of this offering or the amounts that we will actually spend on the uses set forth above. As a result, our management will have broad discretion in applying the net proceeds of this offering, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
DIVIDEND POLICY
We have never declared nor paid any cash dividends on our ordinary shares. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors subject to applicable laws, and will depend on then-existing conditions, including our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Our Senior Facilities Agreement (as defined herein) restricts our ability to make distributions, including dividends, subject to certain exceptions.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
CAPITALIZATION
The table below sets forth our cash and cash equivalents and total capitalization as of       , 2023:
•
on an actual basis; and

•
on an as adjusted basis to give effect to (1) the Reclassification, (2) the Equitization and (3) our sale of the ordinary shares in the offering, and the receipt of approximately $       in estimated net proceeds, based on an assumed initial public offering price of $       per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deduction of the estimated underwriting discounts and commissions and offering expenses payable by us in connection with the offering, and the use of proceeds therefrom as described under “Use of Proceeds.”

You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” “Description of Share Capital” and our consolidated financial statements, including the notes thereto included elsewhere in this prospectus.
As of , 2023
	Actual		As Adjusted
($ in millions)
Cash and cash equivalents	$		$
Short-term debt
Revolving Facility
Term Loan Facility
Loans from related parties(1)				—
Other debt
Long-term debt
Revolving Facility
Term Loan Facility
Loans from related parties(1)				—
Other debt
Share capital
Class A voting shares, EUR 0.10 par value, shares authorized, issued and outstanding actual; 0 shares authorized, 0 issued and outstanding, as adjusted(2)				—
Class B non-voting shares, EUR 0.10 par value, shares authorized, issued and outstanding actual; 0 shares authorized, 0 issued and outstanding, as adjusted(2)				—
Ordinary shares, EUR par value, 0 shares authorized, 0 issued and outstanding actual; shares authorized, issued and outstanding, as adjusted(2)		—
Reserves		—
Accumulated deficit
Total equity(1)
Total capitalization	$		$

(1)
Includes JVCo Loan 1 (as defined below), with outstanding borrowings thereunder of $      billion; JVCo Loan 2 (as defined below), with outstanding borrowings thereunder of $      billion; Co-Invest Loan 1 (as defined below), with outstanding borrowings thereunder of $      million; and Co-Invest Loan 2 (as defined below), with outstanding borrowing thereunder of $      million. Immediately prior to the completion this offering, $          billion of JVCo Loan 1 and $          million of Co-Invest Loan 1 will be equitized, and all remaining borrowings under each of the loans from related parties are expected to be repaid with net proceeds from this offering. See “Use of Proceeds” and “Related Party Transactions—Loans with Related Parties.” As adjusted loans from related parties reflects that there will be no outstanding loans from related parties after the application of net proceeds from this offering.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
JVCo as the lender under JVCo Loans 1 and 2 and the Co-Invest as the lender under Co-Invest Loans 1 and 2 have each temporarily suspended the accrual of interest under such loans subsequent to December 31, 2022 in contemplation of this offering and the related equitization and repayment of the loans in connection therewith. The temporary suspension of interest on each of JVCO Loan 1, JVCo Loan 2, Co-Invest Loan 1 and Co-Invest Loan 2 is accounted for as a capital contribution. The portion of borrowings of JVCo Loan 1 and Co-Invest Loan 1 subject to equitization will be treated as credit to equity as shareholder contribution, and therefore has no associated gains or losses.
As adjusted total equity reflects an increase in equity of $      and $      as a result of the equitization of a portion of JVCo Loan 1 and Co-Invest Loan 1, respectively, and of $      as a result of this offering.

(2)
Immediately prior to the consummation of this offering, we intend to redesignate and reclassify each of the issued and outstanding class A voting shares and each of the issued and outstanding class B non-voting shares into a single class of ordinary shares. As adjusted authorized, issued and outstanding shares reflect the effect of the Reclassification, resulting in no issued and outstanding shares of class A voting shares or class B non-voting shares.

A $1.00 increase (decrease) in the assumed initial public offering price of $       per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our as adjusted cash and cash equivalents, capital reserves and total equity by $       million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of ordinary shares offered by us would increase (decrease) each of our as adjusted cash and cash equivalents, capital reserves and total equity by $       million, assuming the assumed initial public offering price of $       per ordinary share remains the same, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.
The number of ordinary shares that will be issued and outstanding after this offering is based on        ordinary shares outstanding as of       , 2023, upon the effectiveness of the Reclassification, and excludes:

•
       ordinary shares issuable on the exercise of options outstanding as of        , 2023, under our 2019 ESOP with a weighted-average exercise price of $     per ordinary share;

•
       ordinary shares issuable on the exercise of options outstanding as of        , 2023, under our 2023 ESOP with a weighted-average exercise price of $     per ordinary share; and

•
       ordinary shares reserved for issuance under our 2019 ESOP, 2023 ESOP and 2023 Amer Sports Equity Incentive Plan, plus any future increases in the number of ordinary shares reserved for issuance thereunder, as more fully described in the section titled “Management—Equity Incentive Plans—Existing Plans.”

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
DILUTION
If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our ordinary shares and the as adjusted net tangible book value per share of our ordinary shares immediately after this offering. Dilution in as adjusted net tangible book value per ordinary share to new investors represents the difference between the price per ordinary shares paid by purchasers of our Class A ordinary shares in this offering and the as adjusted net tangible book value per ordinary share immediately after the completion of the offering.
At        , 2023, we had a net tangible book value of $       million, corresponding to a net tangible book value of $       per ordinary share. Net tangible book value represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets. Net tangible book value per ordinary share represents net tangible book value divided by       , the total number of our ordinary shares outstanding at       , 2023.
After giving effect to (1) the Reclassification, (2) the Equitization and (3) the sale by us of the        ordinary shares offered by us in the offering, and assuming an initial public offering price of $      per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value estimated at       , 2023 would have been $       million, representing $       per ordinary share. This represents an immediate increase in net tangible book value of $      per ordinary share to existing shareholders and an immediate dilution in net tangible book value of $       per ordinary share to new investors purchasing ordinary shares in this offering.
The following table illustrates this dilution to new investors purchasing ordinary shares in the offering.
Assumed initial public offering price per ordinary share		$
Net tangible book value per ordinary share at , 2023	$
Increase in net tangible book value per ordinary share attributable to new investors
As adjusted net tangible book value per ordinary share after the offering
Dilution per ordinary share to new investors		$
The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $       per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted net tangible book value per share after this offering by $      per ordinary share and increase (decrease) the immediate dilution to new investors by $       per share, in each case assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. Similarly, each increase of 1,000,000 shares in the number of ordinary shares offered by us would increase our as adjusted net tangible book value by approximately $       per ordinary share and decrease the dilution to new investors by approximately $       per share, and each decrease of 1,000,000 shares in the number of ordinary shares offered by us would decrease our as adjusted net tangible book value by approximately $       per ordinary share and increase the dilution to new investors by approximately $       per ordinary share, in each case assuming the assumed initial public offering price of $       per ordinary share, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.
The following table summarizes, as of       , 2023, on as adjusted basis as described above, the number of our ordinary shares, the total consideration and the average price per ordinary share (1) paid to us by existing shareholders and (2) to be paid by new investors acquiring our ordinary shares in this offering at an assumed initial public offering price of $       per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
	Shares Purchased		Total Consideration		Average Price Per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors
Totals		100.0%	$	100.0%	$
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all shareholders by approximately $      million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of ordinary shares offered by us would increase (decrease) the total consideration paid by new investors and total consideration paid by all shareholders by $      million, assuming the assumed initial public offering price of $      per ordinary share, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto, included elsewhere in this prospectus, as well as the information presented under “Presentation of Financial and Other Information” and “Summary Financial and Other Information.” The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed elsewhere in this prospectus. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”
Overview
Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance. Our brands are known for their detailed craftsmanship, unwavering authenticity, premium market positioning and compelling market shares in their categories. We pride ourselves on cutting-edge innovation, technical performance and ground-breaking designs that allow athletes and everyday consumers to perform better every day. Through partnerships with industry influencers and elite athletes, and in collaboration with the various communities we serve, we develop next-generation products that define winning moments in sports. Our brands are creators of exceptional apparel, footwear, equipment, protective gear and accessories that we believe give our consumers the confidence and comfort to excel.
Our brands are our stars, constantly elevating the consumer experience and creating thriving communities. We empower our brands to pursue market-shaping leadership and set the standard for quality, performance and brand experience globally. While our brands have established heritage and market leadership today, significant runway remains ahead. We are excited about our future and the opportunity to drive growth in each of our three reportable segments: Technical Apparel, Outdoor Performance and Ball & Racquet Sports. Our segments comprise our “brand clusters,” which reflect both how our consumers engage with our products and how we manage our business. Each segment is led by one of our core brands: Arc’teryx, Salomon and Wilson.
Arc’teryx is a technical outdoor apparel brand inspired by the Canadian Coast Mountains and built on the principle of obsessive, precise design and production. Arc’teryx gear pushes the boundaries of performance and enables adventurers to excel in their outdoor pursuits in the mountains, in the backcountry and on some of the world’s most technical climbs. The products are known for their minimalist design, and sleek and streamlined aesthetic, along with new, innovative features that continually advance outdoor activities. Product quality, from the materials to the design, allows Arc’teryx to command premium pricing as evidenced by the $800 retail price point of its best-selling “hardshell” jacket in North America, the Alpha SV. Overall, Arc’teryx combines beautiful, innovative products and an authentic brand experience that extends beyond apparel, fostering communities and bringing people together across all regions of the world who share a passion for the outdoors.
Born in the French Alps in 1947, Salomon creates premium innovative footwear, apparel, winter sports equipment and accessories. Since its founding, Salomon has been fueled by a culture of design, craftmanship, continuous innovation, and performance inspired by progress, the outdoors and athletes. The brand first produced metal ski edges and expanded into releasable ski bindings before launching industry changing rear-entry ski boots and monocoque skis. The brand’s leadership in winter sports helped to propel it into a diverse portfolio of sports and products including footwear and apparel. Today, Salomon is a market leader in global trail running footwear and premium hiking footwear, with products recognized for their performance, style, durability and sustainability. Over 60% of Salomon’s revenue in 2022 came from footwear, while also having leading market positions in its legacy winter sports equipment categories (skis, snowboards, boots, bindings, goggles, helmets, etc.), creating a 365-day, year-round brand serving all seasons for mountain sport consumers.
Founded in 1914 in Chicago, Illinois, Wilson Sporting Goods is a leading manufacturer of high-performance sports equipment, apparel, footwear and accessories. The Wilson Sporting Goods portfolio is made up of the iconic Wilson brand, as well as Louisville Slugger, DeMarini, EvoShield and ATEC. Collectively, these brands bring more than three centuries of innovation, history and heritage to a variety of

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mainstream sports. As a multi-sports platform, Wilson drives innovation and product excellence by leveraging learnings across the brands’ various disciplines, including tennis, baseball and basketball, among other sports. The Wilson brand has a legacy as the top-of-the-line sports equipment and is associated with legendary athletes, including Roger Federer, Russell Wilson and Jamal Murray. In addition, Wilson is the official partner of professional sports leagues, including the NBA, WNBA, NFL, the US Open and Roland Garros Grand Slam Tennis Championships, as well as the NCAA, making Wilson products integral to performance in sport. These athletes and leagues are a testament to the credibility and reputation of Wilson’s track record of innovation and superior products.
While Arc’teryx, Salomon and Wilson stand tall and lead our three segments, our other brands appropriately fit our sports-oriented portfolio. Brands such as Atomic and Peak Performance enhance our scale, competitive positioning and diversification across sports categories. Together, our brands enable us to lead and compete in various sports segments and drive the continued success of our portfolio.
We excel at identifying, developing and defining brands that meet our corporate vision. We empower these brands to autonomously connect with consumers and develop products to drive growth. Our platform supports the brands via scaled infrastructure and financial controls to accelerate performance. We believe that the size and diversification of our platform mitigates risks and provides financial flexibility to invest prudently to meet the continuously evolving needs of consumers, to develop competitive advantages and to drive growth across the brands through a relentless focus on innovation. We also believe that our platform enables efficient integration, scaling and optimization of target opportunities that fit within our portfolio, as well as critical insight to inform divestiture decisions.
We govern our brands through management across the finance, supply chain, sustainability, communication, legal and compliance functions, among other areas. At the same time, we enable our brands through our group’s incubator model that provides shared learnings from data analytics across the platform as well as from the economies of scale and synergies of shared resources, including supplier services, distribution and logistics, human resources and enterprise IT infrastructure. We further serve our brands through access to shared, centralized business services, including customer service and treasury management functions. All together, these resources empower our brand leadership teams to focus on serving consumers through brand, product and go-to-market strategies that drive performance, and our global and scaled operating model enables larger, robust brand organizations to independently flourish.
Our Business Model
Our brands are guided by a consumer-first mindset and meet consumers exactly where they shop. We generate revenue from the sale of our products through direct-to-consumer and wholesale channels:
•
Direct-to-Consumer includes sales of our brands’ products through (i) owned e-commerce websites and (ii) owned retail stores, which include elevated brand stores that drive consumer engagement and factory outlet stores which serve as a liquidation channel for us. The DTC channel accounted for 29.5% of our revenue in 2022, 27.1 % in 2021 and 21.7% in 2020.

•
Wholesale includes sales of our brands’ products through general sporting goods retailers, specialty stores, independently-operated partner stores, distributors, retailer-owned and third-party e-commerce websites as well as revenue from certain licensing arrangements. The wholesale channel accounted for 70.5% of our revenue in 2022, 72.9% in 2021 and 78.3% in 2020.

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During over 70 years, Amer Sports has evolved into the global group of sports and outdoor brands of today, to elevate the world through sport.

2024–

2025–
Amer Sports to celebrate its 75th anniversary and continue to elevate the world through sport

2021–2023
Accelerated Growth

2021–
Amer Sports growing across brands, categories, regions, and channels as new growth strategy begins to bear fruit

2019–2021
Consumer-Oriented Transformation Through New Operating Model

2019–2021
Mavic, Precor and Suunto divested to focus on growth of core brands

2020–2021
Multiple key executives hired, with focus on rapid expansion and innovation

2020
China market penetration accelerates

2019
Amer Sports taken private by investor consortium, kick-starting transformation and growth acceleration

2012–2019
Brand Consolidation, Strengthening Global Presence

2015–2018
Acquisitions of Louisville Slugger, ENVE Composites, Armada & Peak Performance

1980–2012
Focus on Sport

2005
Acquisition of Salomon and Arc'teryx

2000
Acquisition of DeMarini

1994
Acquisition of Atomic

1989
Acquisition of Wilson

1970–1980
Leap to Internationalization

1974
Acquisition of Koho-Tuote, ice hockey equipment maker, Amer's first entrance into sporting equipment

1970
Amer enters the printing and publishing business, diversifying into a conglomerate

1950–1970
The Beginnings as a Diversified Conglomerate

1950
To support the post-war rebuilding of Finland, Amer was founded by four students

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Our Segments
We operate our business through the following three reportable business segments, which reflect how we cluster our brands on the basis of similar consumer, product, marketing and operating factors:
•
Technical Apparel.   Technical Apparel includes outdoor apparel, footwear and accessories and consists of our Arc’teryx and Peak Performance brands.

•
Outdoor Performance.   Outdoor Performance includes outdoor apparel, footwear, accessories and winter sports equipment and consists of our Salomon, Atomic, Armada and ENVE brands.

•
Ball & Racquet Sports.   Ball & Racquet Sports includes sports equipment, apparel and accessories and consists of our Wilson, Louisville Slugger, DeMarini, EvoShield and ATEC brands, all of which we refer to as the Wilson Sporting Goods portfolio.

For additional information about our three reportable business segments, see “Business — Our Brands and Products” and Note 4, “Segment Reporting,” to our consolidated financial statements included elsewhere in this prospectus.
Key Factors Affecting Our Results of Operations
We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”
Ability to Innovate and Develop Products
We believe that product innovation lives at the center of who we are as a company and our brands are relentlessly focused on designing innovative and high-quality products that our consumers demand. Our innovation process leverages our brand specific innovation centers and our dedicated research and design employees, many of whom use our products to participate in sports and outdoor activities. We also collaborate closely with our professional athlete brand ambassadors, who provide valuable insights into product design and performance that is used to inform and improve our innovation process. Further, our global DTC platform allows us to leverage data-driven insights from consumers across our brands to improve product development and innovation. This process and feedback loop allows us to drive innovation across our brands’ existing product categories to deliver cutting-edge performance for consumers globally.
We believe our brands’ core product portfolios provide a base for growth and we are continuously evaluating opportunities to improve those products through innovation. Historically, we have successfully expanded our brands’ product categories by leveraging our innovation capabilities along with our strong brand equity and we intend to continue developing and introducing new products into underpenetrated and growing categories, particularly soft goods, across our brands. Nonetheless, developing new products is a complex, time-consuming process and may require significant capital investment. A new product may not achieve a successful launch or may not generate sufficient consumer interest and market acceptance to become a profitable product in the expected time frame, for the expected cost, or at all. In order to remain competitive within the product markets, distribution channels and geographies we currently compete in, we must continue to invest in innovation and develop, promote and bring to market new high-quality products.
Ability to Execute Our Multi-Channel Strategy
Our brand-direct operating model allows our brands to execute their own curated go-to-market strategy to best align with their consumers’ shopping behavior. Since the Acquisition in 2019, we have evolved our go-to-market strategy to emphasize a closer connection with our consumers through various distribution channels. We have experienced growth in the DTC channel across both owned retail and e-commerce, driven primarily by our Technical Apparel segment, led by the Arc’teryx brand, as well as our Outdoor Performance segment to a lesser extent. Since January 1, 2019, we have increased our net store count to over 300 owned retail stores as of June 30, 2023, representing an increase of approximately 45.5%. We

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
believe we have the opportunity to significantly increase the number of new stores globally across our brands. Our owned retail stores, particularly Arc’teryx stores, have demonstrated strong productivity levels and our owned retail rollout strategy looks to repeat and improve store productivity in the future. In addition, e-commerce has grown from 11.2% of our revenue in 2020 to 14.5% in 2022, and we believe we have significant runway to expand our digital penetration as we grow our brands’ awareness across geographies. We believe our DTC strategy provides significant benefits including the ability to personalize and control the consumer experience, generate impactful consumer data insights, capture a larger share of the value chain and improve gross margins in certain geographies, and certain brands and channels, highlighted to date by our Arc’teryx retail store rollout. We generally experience higher gross margins in our DTC channel. Effective implementation of our DTC strategy is integral to the continued growth of our business but it also involves continued investment. As we further penetrate the DTC channel, we expect additional capital expenditures to support our ongoing global owned retail store roll-out.
Our Outdoor Performance and Ball & Racquet Sports segments primarily operate through the wholesale channel. The brands within these segments partner with strategic, premium wholesale partners such as well-known sporting goods retailers and specialty retailers dedicated to outdoor activities such as running. These wholesale partners provide access to our target consumers and drive brand awareness. While we expect to further penetrate the DTC channel across all our brands, including those within the Outdoor Performance and Ball & Racquet Sports segments, the wholesale channel will remain an integral part of our go-to-market strategy and overall growth opportunity, and we intend to maintain our relationships with our wholesale partners and continue to provide new and innovative products as well as brand marketing within the channel.
Ability to Grow into New Geographies
Our market expansion strategy has been a key driver of our recent revenue growth and we have identified additional sizable, growing and underpenetrated geographic markets where we plan to continue to execute our expansion strategy, most notably in North America, Europe and Greater China. Across all of our brands’ markets, we plan to focus on increasing brand awareness, deepening DTC penetration, and optimizing our relationships with key wholesale partners as market conditions permit. We have demonstrated that we have the capabilities to drive growth in various geographic markets; however, our ability to successfully expand our business will depend on a number of factors, including our innovation, marketing efforts and consumer acceptance of our products. We expect that selling and marketing expenses to support these initiatives will continue to grow with anticipated revenue growth as we scale.
Ability to Manage a Global Supply Chain
Due to the multi-brand and global nature of Amer Sports, we operate with a complex global supply chain. While each brand manages its individual supply chain, they leverage the global scale and capabilities of the Amer Sports platform to drive efficiency. Our platform allows us to establish strategic partnerships with key suppliers and retail partners across multiple markets and channels, where we further leverage our scale to drive flexible manufacturing capacity and supply chain optimization. We are focused on the continued growth of our brands’ apparel and footwear products, and as a result we expect the portion of our brands’ products being manufactured by third parties will continue to increase. We are focused on diversifying our supplier network, maintaining multiple manufacturing sources and expanding our distribution footprint. However, as we continue to scale our own manufacturing facilities, third-party sourcing and logistics footprint and distribution centers, we may be impacted by increased costs relating to our expansion efforts, including with respect to raw materials, labor, transportation and sustainability initiatives in an evolving regulatory and public opinion environment. Disruptions in our supply chain operations due to these or other factors could result in product shortages, declining sales, reputational damage or significant costs. Additionally, increasing geopolitical tensions could result in difficulty utilizing our global supply chain, whether due to sanctions, tariffs, or public perceptions of our operations in certain countries. See “Risk Factors — Risks Related to Our Distribution Network and Suppliers — Increasing restrictions or additional requirements on products from certain areas, such as the U.S. Uyghur Forced Labor Prevention Act, may require us to incur additional costs, disrupt our value chain, or otherwise adversely impact our operations and financial condition.”

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Ability to Manage Inventory
Our ability to grow has been, and will continue to be, dependent on the availability of the right inventory at the right time, at the right place. Our global, data-driven approach to demand planning together with an integrative approach between sales, demand, and supply planning has enabled rapid growth while maintaining premium brand positioning. Incorrect inventory levels could result in missed sales opportunities, higher expenses, including higher freight costs due to a higher share of air-freighted product and increased distribution costs, and higher discounts towards wholesale partners and consumers, as well as higher or lower levels of working capital.
Seasonality
We experience some seasonal fluctuations in our revenue and operating results. Historically, we have realized a slightly higher portion of our revenue and earnings in the fourth quarter of the fiscal year, primarily due to higher sales through our DTC channel compared to the rest of the year and a higher share of fall and winter collections in our Technical Apparel and Outdoor Performance segments. For example, we generated 34%, 35% and 36% of our total revenue in the fourth quarter of fiscal years 2022, 2021 and 2020, respectively. Our Ball & Racquet Sports segment is generally more consistent across fiscal quarters. Working capital requirements typically increase throughout our second and third fiscal quarters as inventory builds to support our peak shipping and selling period which typically occurs from August to December. Cash provided by operating activities is typically highest in our first fiscal quarter due to the significant inflows associated with our peak selling season. We believe our strategy to broaden our assortment within the soft goods categories across all our brands, including for example Arc’teryx’s enhanced focus on spring and summer collections, could lead to increasingly balanced revenue and results of operations throughout the fiscal year.
Foreign Currency Exposure
We report our consolidated financial results in U.S. dollars but have significant non-U.S. operations. Our functional currency is the euro. A large portion of our business is conducted in currencies other than U.S. dollars, in particular the euro, the Canadian dollar and Renminbi (“RMB”), and generally the applicable local currency is our functional currency in that locality. As a result, we face foreign currency exposure on the translation of net income, assets and liabilities of our operations in numerous jurisdictions into U.S. dollars, including on our outstanding indebtedness denominated in euro. In fiscal year 2022, fiscal year 2021 and fiscal year 2020, we generated 64.9%, 66.6% and 66.6%, respectively, of our revenue in currencies other than U.S. dollars, which in fiscal year 2022 included 21.6% in euros, 7.5% in Canadian dollars and 14.2% in RMB. In the same respective fiscal years, our total purchased and manufactured goods in currencies other than U.S. dollars were 18.9%, 19.7% and 20.1%, which in fiscal year 2022 included 16.5% in euros and 1.1% in RMB. Given the strength of the U.S. dollar against our key foreign currencies, including the euro, the Canadian dollar and RMB, translation into U.S. dollars, for the periods presented results in lower profitability due to foreign currency exposure. In the future, if the U.S. dollar continues to be strong against our local currencies, we will continue to see lower profitability due to foreign currency exposure; however, if the U.S. dollar were to weaken against the euro or RMB, it could result in increased profitability.
Where possible, we manage foreign currency exposure through a variety of methods, including by financing each business unit in its functional currency and concentrating cash flows through centralized entities to limit the number of foreign currencies being utilized for purchases. Additionally, we enter into hedging arrangements to limit our exposure to foreign currency fluctuations for a significant portion of our cash flows, in particular with our most commonly used foreign currencies, including euros, Canadian dollars and RMB. Such hedging arrangements may include foreign exchange forward contracts and options, interest rate swaps, interest rate options and cross-currency swaps. The majority of our hedging arrangements are short-term and are usually rolled forward within the standard business cycle. Nonetheless, it is not practical for us to mitigate all of our foreign currency exposure, nor are we able to accurately predict the possible impact of future foreign currency exchange rate fluctuations on our results of operations, due to our constantly changing exposure to various foreign currencies, difficulty in predicting fluctuations in foreign currency exchange rates relative to the U.S. dollar and the significant number of foreign currencies involved. As we continue to expand our global operations, our exposure to foreign currency risk could become more significant.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Macroeconomic Trends
Macroeconomic factors affect consumer spending patterns and thereby our results of operations. These factors include general economic conditions, inflation, consumer confidence, employment rates, business conditions, the availability of credit, interest rates, tax rates, fuel, energy and freight costs and impacts of public health crises, such as the COVID-19 pandemic. Factors that impact consumer discretionary spending, which remains volatile globally, continue to create a complex and challenging retail environment for us and our retail partners worldwide. By diversifying our supply chain and consumer geographical concentration, we seek to reduce our exposure to impacts on our business from macroeconomic volatility, including as a result of economic downturns in a single region. We intend to continue to evaluate and adjust our operating strategies to help further mitigate any impacts on our results of operations resulting from broader macroeconomic conditions, while remaining focused on the long-term growth of our business.
In addition, changes, potential changes or uncertainties in regulatory and economic conditions or laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we operate, or sell our products could adversely affect our business, results of operations, and financial condition. In particular, trade tensions have escalated in recent years between the United States and the PRC. There could be legislative actions limiting outsourcing manufacturing and production activities to jurisdictions outside the United States, including through tariffs or penalties. It may be time-consuming and expensive for us to alter our business operations in order to adapt to or comply with any such changes. Further, the emergence of any such trade barriers could adversely affect our operating margins, which exceeds the margins of the business overall in the region. See “Risk Factors — Risks Related to Litigation and Regulation — Changes to trade policies, tariffs, import/export regulations and anti-competition regulations in the United States, EU, PRC and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.”
Comparability of Our Results of Operations
Discontinued Operations
During the years ended December 31, 2022 and December 31, 2021, we completed the divestitures of our Suunto and Precor businesses, respectively. All income and expenses of each of the Precor and Suunto businesses have been reported as discontinued operations for the full years 2022, 2021 and 2020, while the related assets and liabilities have been classified as assets and liabilities held-for-sale as of December 31, 2021 and January 1, 2021, respectively. During the years ended December 31, 2021 and 2020, we recognized impairment charges on the carrying value of Suunto’s net assets in the amounts of $77.5 million and $20.8 million, respectively. During the year ended December 31, 2022 we recognized a loss on disposal on the sale of our Suunto business in the amount of $5.5 million, offset by a $4.8 million gain relating to a final purchase price adjustment relating to the Precor divestiture. During the year ended December 31, 2021 we recognized a gain on disposal in the amount of $116.0 million upon the sale of our Precor business. See Note 29, “Discontinued Operations and Assets and Liabilities Held for Sale”, to our audited consolidated financial statements included elsewhere in this prospectus.
Public Company Costs
Following the completion of this offering, we expect to incur additional costs associated with operating as a public company. In particular, we expect our accounting, legal and personnel-related expenses and insurance costs to increase as we establish more comprehensive compliance and governance functions, establish, maintain and review internal controls over financial reporting, and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements following this offering will reflect the impact of these expenses.
Key Financial Metrics
Management regularly reviews a number of metrics, including the following key financial metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. Management believes the non-IFRS financial measures presented below are

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
useful in evaluating our performance, in addition to our financial results prepared in accordance with IFRS. See “—Non-IFRS Financial Measures” for additional information on the non-IFRS financial measures and a reconciliation to the most comparable IFRS financial measures.
	For the Year Ended December 31,
	2022	2021	2020
	($ in millions)
Revenue	$3,548.8	$3,066.5	$2,446.3
Constant Currency Revenue (1)	$3,548.8	$2,891.3	$2,346.7
Net loss	$(252.7)	$(126.3)	$(237.2)
EBITDA (2)	$225.5	$388.7	$281.6
Adjusted EBITDA (2)	$453.0	$416.8	$311.4
Adjusted EBITDA Margin (2)	12.8%	13.6%	12.7%
Adjusted Net Income (2)	$(29.8)	$(98.7)	$(170.0)
Segment Adjusted Operating Profit
Technical Apparel	$171.4	$164.2	$117.2
Outdoor Performance	$117.6	$91.7	$81.8
Ball & Racquet Sports	$60.9	$57.2	$31.7

(1)
This is a non-IFRS financial measure. For more information regarding our use of this measure and its usefulness to investors, see “—Non-IFRS Financial Measures” below.

(2)
This is a non-IFRS financial measure. For more information regarding our use of this measure and its usefulness to investors, as well as a reconciliation to the most comparable IFRS financial measure, see “—Non-IFRS Financial Measures” below.

Constant Currency Revenue
As we are a global company, the comparability of our revenue reported in U.S. dollars is also affected by foreign currency exchange rate fluctuations because the underlying currencies in which we transact change in value over time compared to the U.S. dollar. These rate fluctuations can have a significant effect on our reported results. As a result, in addition to financial measures prepared in accordance with IFRS, our revenue discussions often contain references to constant currency measures, which are calculated by translating the prior year reported amounts into comparable amounts using a current year foreign exchange rate for each currency calculated based on the average exchange rate for each reported month over the period as measured by the European Central Bank. For a further discussion of how we utilize, and limitations of, this non-IFRS financial measure, see “—Non-IFRS Financial Measures.”
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
We define EBITDA as net loss plus income tax expense, finance cost, depreciation and amortization and minus finance income, from both continuing and discontinued operations. We define Adjusted EBITDA as EBITDA with adjustments to exclude results from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to M&A activities, expenses related to certain legal proceedings and share-based payments. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. For a reconciliation of EBITDA and Adjusted EBITDA to net loss and a reconciliation of Adjusted EBITDA Margin to net loss margin and for a further discussion of how we utilize, and limitations of, these non-IFRS measures see “—Non-IFRS Financial Measures.”
Adjusted Net Income
We define Adjusted Net Income as net loss with adjustments for loss from discontinued operations, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to M&A

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
activities, expenses related to certain legal proceedings, share-based payments and related income tax expense. Adjusted Net Income may not be comparable to similarly titled metrics of other companies due to differences in methods of calculation. For a reconciliation of Adjusted Net Income to net loss and for a further discussion of how we utilize, and limitations of, this non-IFRS measure see “—Non-IFRS Financial Measures.”
Segment Adjusted Operating Profit
We define Segment Adjusted Operating Profit as loss before tax for the segment plus finance cost and minus finance income with adjustments for certain purchase price adjustments, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to M&A activities and expenses related to certain legal proceedings. Segment Adjusted Operating Profit is a measure of operating performance of our reportable segments and may not be comparable to similar measures reported by other companies. Segment Adjusted Operating Profit is a performance metric utilized by the Company’s Chief Operating Decision Maker to allocate resources to and assess performance of the Company’s segments. See Note 4, “Segment Reporting,” to our audited consolidated financial statements included elsewhere in this prospectus.
Components of Our Results of Operations
Revenue
Revenue primarily consists of sales of our products, but also includes limited services and license fees. Revenue can fluctuate as a result of changes in volume, price, product and channel mix and foreign currency exchange rates. Revenue is recognized at the point in time when control of the products or services are transferred to the customer in accordance with the terms of delivery. Revenue from the sale of products within the DTC channel is generally recognized upon delivery for e-commerce customers or at the point the customer purchases the goods at our owned retail stores. Revenue within the DTC channel is revenue net of any value added tax, discounts, incentives, rebates or estimated returns. Revenue from the sales of products within the wholesale channel is generally recognized when the goods have been delivered to the wholesale partner’s specified location, when we deliver the goods to the carrier or when the wholesale partner obtains the goods from our warehouses. Following delivery, the wholesale partner has the primary responsibility for onward sales and bears the risks of obsolescence and loss. Revenue within the wholesale channel is revenue net of any discounts, incentives or rebates. Revenue from services, which primarily comprise freight services to customers of our goods, is recognized at the point in time upon the delivery of the goods when the control has been transferred to the customer. Revenue from license fees is recognized as a component of our wholesale revenue when the applicable counterparty manufactures or sells products bearing our trademarks. License income based on fixed license agreements is recognized evenly throughout the financial year, while license income determined by sales volumes is recognized during the financial year as the licensee generates sales revenue.
We generally offer DTC customers of our products the right to return or exchange merchandise purchased within 14–30 days of receipt, while certain of our contracts provide wholesale partners a right to return goods within a specified period. A refund liability is recognized as a reduction of sales and a right of return asset is recognized as a reduction of cost of goods sold, based on both historical experience and anticipated future returns.
Cost of Goods Sold
Cost of goods sold consist primarily of all costs directly related to generating revenue. Cost of goods sold can fluctuate as a result of changes in volume, product mix, foreign currency exchange rates and inflation.
Cost of goods sold for our owned manufactured goods includes all raw materials, labor and related overhead. Cost of goods sold for sourced goods includes the purchase costs and related overhead. Overhead includes all costs related to manufacturing or sourcing goods, including costs of planning, purchasing, quality control, depreciation and amortization of owned manufacturing facilities and equipment, amortization of intangible assets, employee compensation, inbound and outbound freight, duties, non-refundable taxes and shrink and valuation reserves.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Selling and Marketing Expenses
Selling expenses consist primarily of expenses to support our wholesale partner relationships and consumer support teams and enable the delivery of products to wholesale partners and consumers through our e-commerce platform and owned retail stores. These expenses include: personnel expenses for sales and technical representatives, warehouses, our owned websites, processing fees in the DTC channel and depreciation expenses.
Marketing expenses consist primarily of advertising and marketing promotions, both offline and digital campaigns as well as trade marketing and consumer marketing, including sponsorships and endorsements of our products, as well as related overhead costs. We intend to continue to invest in our marketing capabilities in the future and expect this expense to increase in absolute dollars in future periods as we release new products and expand into new geographies. Marketing expense as a percentage of total revenue may fluctuate from period to period based on total revenue and the timing of our investments in marketing functions as these investments may vary in scope and scale over future periods.
Administrative and Other Expenses
Administrative and other expenses consist of costs incurred in our corporate offices, primarily related to personnel costs, including salaries, variable incentive compensation, benefits, other professional service costs, corporate facilities costs, costs related to accounting and professional fees as well as IT, depreciation, amortization related to software and patents and other rights. We have invested considerably in this area to support the growing volume and complexity of the business and anticipate continuing to do so in the future. In addition, in connection with this offering, we expect to incur certain transaction-related costs. Following this offering, we anticipate a significant increase in accounting, legal and professional fees associated with being a public company. Other expenses also include research and development (“R&D”) expenses, certain non-recurring expenses such as minor losses on sale of assets and unrealized foreign exchange losses related to the revaluation of accounts receivable or accounts payable balances of non-operational currencies in entities dealing with several currencies.
Impairment Losses
Impairment losses consist of impairments on goodwill and certain trademarks of the Peak Performance business, which were recorded in 2022, a loss on receivables relating to our Mavic cycling business, which was recorded in 2020, as well as losses on trade receivables.
Other Operating Income
Other operating income consists of government subsidies (including COVID-19 pandemic-related subsidies and certain other economic subsidies), insurance compensation for general business losses, gains on the sale of non-current assets as well as other non-recurring income, such as patent settlements.
Finance Income
Finance income consists of interest earned on cash and equivalent balances and other financial income.
Finance Cost
Finance cost consists of interest cost on loans, lease obligations, pensions and derivatives, as well as foreign exchange gains and losses and other finance costs.
Income Tax Expense
Taxation consists primarily of current and deferred income tax and a small component of withholding tax.
Loss from Discontinued Operations, net of tax
Loss from discontinued operations consists of gains and losses on the sale of discontinued operations and operational results until the sale of businesses reported as discontinued operations.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Results of Operations
The following table sets forth our results of operations for the periods presented.
	For the Year Ended December 31,
	Restated 2022 (1)	Restated 2021 (1)	Restated 2020 (1)
	($ in millions)
Revenue	$3,548.8	$3,066.5	$2,446.3
Cost of goods sold	(1,785.2)	(1,560.9)	(1,297.4)
Gross profit	$1,763.6	$1,505.6	$1,148.9
Selling and marketing expenses	(1,107.6)	(962.6)	(733.2)
Administrative and other expenses	(415.1)	(364.4)	(277.3)
Impairment losses	(201.7)	(0.7)	(20.5)
Other operating income	11.4	9.0	7.2
Operating profit	$50.6	$186.9	$125.1
Finance income	3.3	2.3	1.6
Finance cost (2)	(236.5)	(279.0)	(274.1)
Net finance cost	$(233.2)	$(276.7)	$(272.5)
Loss before tax	$(182.6)	$(89.8)	$(147.4)
Income tax expense	(48.3)	(34.7)	(26.2)
Loss from continuing operations	$(230.9)	$(124.5)	$(173.6)
Loss from discontinued operations, net of tax	(21.8)	(1.8)	(63.6)
Net loss	$(252.7)	$(126.3)	$(237.2)
Loss attributable to:
Equity holders of the company	$(252.7)	$(126.3)	$(237.2)

(1)
The consolidated financial statements included herein have been restated due to certain changes in accounting principles, classification and corrections of errors from previously published consolidated financial statements. For further information on the restatements of our consolidated financial statements for the fiscal years 2022, 2021 and 2020, see Note 3, “Changes in accounting principles and correction of errors,” to our consolidated financial statements included elsewhere in this prospectus.

(2)
Includes interest expense relating to the shareholder loans expected to be repaid and canceled in connection with this offering of $138.5 million, $142.9 million and $132.5 million for the years ended December 31, 2022, 2021 and 2020, respectively. See “Related Party Transactions—Loans with Related Parties.”

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021
Revenue
The following table sets forth our revenue disaggregated by channel and geography.
	For the Year Ended December 31
	2022	2021
	($ in millions)
Channel Revenues
Wholesale	$2,502.7	$2,236.3
DTC	1,046.1	830.2
E-Commerce	513.8	404.4

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
	For the Year Ended December 31
	2022	2021
	($ in millions)
Retail	532.3	425.8
Total	$3,548.8	$3,066.5
Geographic Revenues
EMEA	$1,270.7	$1,225.6
Americas	1,504.4	1,253.0
Greater China (1)	523.8	372.9
Asia Pacific (2)	249.9	215.0
Total	$3,548.8	$3,066.5

(1)
Consists of mainland China, Hong Kong, Macau and Taiwan.

(2)
Excludes Greater China.

Revenue for 2022 increased by $482.3 million, or 15.7%, compared to 2021, primarily driven by an increase in consumer demand across each of our reportable segments driven by new product introduction, new owned retail store openings, increased brand awareness and point of sale expansion, as well as supply chain recovery following the COVID-19 pandemic. Revenue on a constant currency basis for 2022 increased by $657.5 million, or 22.7% compared to $2,891.3 million in 2021.
Revenue generated by the wholesale channel for 2022 increased by $266.4 million, or 11.9%, to $2,502.7 million, compared to $2,236.3 million in 2021, primarily driven by increased sales volume in the Ball & Racquet Sports and Outdoor Performance segments as sell-through to end consumers improved and retailers accelerated the re-stocking of products. Revenue generated by the DTC channel for 2022 increased by $215.9 million, or 26.0%, to $1,046.1 million, compared to $830.2 million in 2021, primarily driven by a net increase of 25 owned retail stores from the prior year period and an increase in total e-commerce sales of $109.3 million, or 27.0%, to $513.8 million in 2022, compared to $404.4 million in 2021. This increase in total e-commerce sales was in turn driven by an 81% increase in the total traffic to our owned e-commerce websites compared to 2021.
Revenue increased in 2022 across all geographic regions. The Americas grew $251.4 million or 20.1%, driven by the strong performance of the Technical Apparel and Ball & Racquet Sports segments. Greater China grew $150.9 million or 40.5%, driven by improved productivity of existing owned retail stores, higher traffic to owned e-commerce websites, and the opening of new stores during the period. Revenue in Greater China in 2021 was impacted by COVID-19 lockdowns during the first half of the year which resulted in a decrease in consumer traffic to our owned retail stores and disruptions in supply chain operations. Revenue in EMEA grew $45.1 million or 3.7%, driven by improved sales in the Outdoor Performance segment primarily through the wholesale channel, despite the suspension of all significant commercial activities in Russia by the end of 2022. Revenue in Asia Pacific grew $34.9 million or 16.2%, driven by the broad recovery of consumer demand across each of our reportable segments.
Cost of Goods Sold
Cost of goods sold for 2022 increased by $224.3 million, or 14.4%, to $1,785.2 million, compared to $1,560.9 million in 2021, primarily due to volume growth driven by an increase in consumer demand across each of our reportable segments.
Gross Profit
Gross profit for 2022 increased by $258.0 million, or 17.1%, to $1,763.6 million, compared to $1,505.6 million in 2021. Gross margin for 2022 was 49.7%, compared to 49.1% for 2021. The increase was primarily due to channel and geographic mix improvements, which were driven in part by increased sales through our higher gross margin DTC channel, as well as pricing actions in response to increased input costs, but were partially offset by increases in raw material costs, higher inbound freight costs to deliver products to our warehouses and foreign exchange variances.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Selling and Marketing Expenses
Selling and marketing expenses for 2022 increased by $145.0 million, or 15.1%, to $1,107.6 million, compared to $962.6 million in 2021. Selling and marketing expenses as a percentage of revenue remained relatively flat from 31.4% in 2021 to 31.2% in 2022. The increase in absolute costs was driven by higher costs in our DTC channel, primarily due to a higher volume of sales, a net increase in total store count, an increase in online and offline marketing expenses, additional operating costs from e-commerce and higher personnel costs as the result of an increase in headcount.
Administrative and Other Expenses
Administrative and other expenses for 2022 increased by $50.7 million, or 13.9%, to $415.1 million, compared to $364.4 million in 2021. This was primarily driven by an increase in personnel costs as we expanded our leadership teams, both at the segment and group levels, and by increased IT investments in our Technical Apparel and Outdoor Performance segments to facilitate future growth.
Impairment Losses
Impairment losses for 2022 increased by $201.0 million, to $201.7 million, compared to $0.7 million in 2021. This was primarily driven by a $179.0 million impairment loss on goodwill and a $19.1 million impairment loss on certain trademarks, each recognized by our Peak Performance business unit in 2022. The impairment loss on goodwill was recognized as a result of a challenging Nordic retail environment and slower than planned geographic expansion of our Peak Performance business unit as compared to our original investment plans.
Other Operating Income
Other operating income for 2022 increased by $2.4 million, or 26.7%, to $11.4 million, compared to $9.0 million in 2021. This was primarily driven by an increase in certain government economic subsidies, partly offset by lower insurance compensation for general business losses.
Operating Profit
Operating profit for 2022 decreased by $136.3 million, or 72.9%, to $50.6 million, compared to $186.9 million in 2021. This was primarily driven by impairment losses of $198.1 million for Peak Performance in 2022, partially offset by an increase in revenue as described above.
Finance Income
Finance income for 2022 increased by $1.0 million, or 43.5%, to $3.3 million, compared to $2.3 million in 2021. This was primarily driven by increased interest income.
Finance Cost
Finance cost for 2022 decreased by $42.5 million, or 15.2%, to $236.5 million, compared to $279.0 million in 2021. This was primarily driven by a decrease in interest-bearing liabilities following the 2021 sale of Precor which resulted in higher cash balances and a reduction of outstanding debt.
Income Tax Expense
Income tax expense for 2022 increased by $13.6 million, or 39.2%, to $48.3 million, compared to $34.7 million in 2021. Our effective income tax rate was 26% for 2022, compared to 39% in 2021. The decrease in the effective income tax rate was primarily due to usage of net operating losses through the divestment of Precor in 2021. The effective tax rate is significantly impacted by non-deductible interest expenses, mainly related to debt incurred by one of our subsidiaries in 2019 in connection with the Acquisition.
Loss from Discontinued Operations, net of tax
Loss from discontinued operations, net of tax for 2022 increased by $20.0 million, to $21.8 million, compared to $1.8 million in 2021. Loss from discontinued operations, net of tax in 2021 comprised (i) losses

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
generated by Suunto for the entire year, including an impairment loss on financial assets of $77.5 million upon classifying Suunto as held-for-sale, and (ii) losses generated by Precor for the period until disposal on April 1, 2021, partially offset by a gain upon disposal of Precor of $116.0 million. Loss from discontinued operations, net of tax in 2022, as compared to the prior year period, only included losses generated by Suunto for the period until disposal on May 6, 2022, including a loss on disposal of $5.5 million, partially offset by a gain of $4.8 million relating to a final purchase price adjustment paid in 2022 relating to the Precor disposal.
Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
Revenue
The following table sets forth our revenue disaggregated by channel and geography.
	For the Year Ended December 31,
	2021	2020
	($ in millions)
Channel Revenues
Wholesale	$2,236.3	$1,916.3
DTC	830.2	530.0
E-Commerce	404.4	273.5
Retail	425.8	256.6
Total	$3,066.5	$2,446.3
Geographic Revenues
EMEA	$1,225.6	$1,080.4
Americas	1,253.0	984.0
Greater China (1)	372.9	202.3
Asia Pacific (2)	215.0	179.6
Total	$3,066.5	$2,446.3

(1)
Consists of mainland China, Hong Kong, Macau and Taiwan.

(2)
Excludes Greater China.

Revenue for 2021 increased by $620.2 million, or 25.4%, compared to 2020, primarily driven by volume recovery following the COVID-19 pandemic, with growth in consumer demand across each of our reportable segments, partially offset by the impact of significant supply chain disruptions and local lockdowns. Revenue on a constant currency basis for 2021 increased by $562.5 million, or 22.6%, compared to $2,501.3 million in 2020.
Revenue generated by the wholesale channel for 2021 increased by $320.0 million, or 16.7%, to $2,236.3 million, compared to $1,916.3 million in 2020. This was primarily driven by increased sales volume in our Ball & Racquet Sports and Outdoor Performance segments. Revenue generated by the DTC channel for 2021 increased by $300.2 million, or 56.6%, to $830.2 million, compared to $530.0 million in 2020. This was primarily driven by increased sales in our Technical Apparel segment, a significant recovery of owned retail stores following lockdown closures in 2020 and a net increase in total store count of 22 owned retail stores from the prior year period. In addition, e-commerce grew by $131.0 million or 47.9% as traffic to our owned e-commerce websites increased by 42.7% compared to the prior year period, in line with the shifting preference among consumers for online shopping.
Revenue increased in 2021 across all geographic regions. The Americas grew $269.0 million or 27.3%, driven by the strong performance of the Technical Apparel and Ball & Racquet Sports segments. Greater China grew $170.6 million or 84.3%, driven by improved productivity of existing retail stores, higher traffic

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
to e-commerce websites, and opening of new stores during the period. Revenue in Greater China in 2020 was impacted by COVID-19 lockdowns throughout the year, which resulted in a decrease in consumer traffic to our owned retail stores and disruptions in supply chain operations. Revenue in EMEA grew $145.2 million or 13.4%, driven by the overall increase in sales in the Outdoor Performance segment, which was partially offset by lower consumer destination travel, mainly for winter-related products. Revenue in Asia Pacific grew $35.4 million or 19.7%, driven by increased consumer demand for products in the Technical Apparel and Ball & Racquet Sports segments.
Cost of Goods Sold
Cost of goods sold for 2021 increased by $263.5 million, or 20.3%, to $1,560.9 million, compared to $1,297.4 million in 2020, primarily due to volume growth driven by an increase in consumer demand across each of our reportable segments.
Gross Profit
Gross profit for 2021 increased by $356.7 million, or 31.0%, to $1,505.6 million, compared to $1,148.9 million in 2020. Gross margin for 2021 was 49.1%, an improvement versus the 2020 gross margin of 47.0%. The increase was primarily due to channel and geographic mix improvements, which were driven in part by increased sales through our higher gross margin DTC channel, as well as pricing actions in response to increased input costs, but were partially offset by increases in raw material costs and inbound freight costs to deliver products to our warehouses.
Selling and Marketing Expenses
Selling and marketing expenses for 2021 increased by $229.4 million, or 31.3%, to $962.6 million, compared to $733.2 million in 2020. Selling and marketing expenses as a percentage of revenue increased from 30.0% in 2020 to 31.4% in 2021. The increase in absolute costs was driven by the reduction of COVID-19 pandemic-related personnel savings programs, rent expense recovery and marketing collaborations. In addition, owned retail sales costs increased period over period due to a higher volume of sales and a net increase in total store count and e-commerce sales costs increased period over period due to increased online and offline marketing expenses and additional operating costs.
Administrative and Other Expenses
Administrative and other expenses for 2021 increased by $87.1 million, or 31.4%, to $364.4 million, compared to $277.3 million in 2020. This increase was primarily the result of unusually low levels of administrative and other expenses in 2020 as a result of the COVID-19 pandemic, caused by temporary salary reductions, increased part-time working arrangements and reductions in travel.
Impairment Losses
Impairment losses for 2021 decreased by $19.8 million, or 96.6%, to $0.7 million, compared to $20.5 million in 2020. This was primarily driven by a $8.2 million impairment loss recognized in 2020 on certain receivables relating to integration services that we provided to the purchaser of our Mavic cycling business, which we sold in 2019.
Other Operating Income
Other operating income for 2021 increased by $1.8 million, or 25.0%, to $9.0 million, compared to $7.2 million in 2020. This was primarily driven by higher government subsidies (including COVID-19 pandemic-related subsidies and certain other economic subsidies) and an increase in insurance compensation for general business losses.
Operating Profit
Operating profit for 2021 increased by $61.8 million, or 49.4%, to $186.9 million, compared to $125.1 million in 2020. This was primarily due to channel and geographic mix improvements, which were

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
driven in part by increased sales volume through our higher gross margin DTC channel, as well as pricing actions in response to increased input costs, but were partially offset by increases in raw material costs and inbound freight costs to deliver products to our warehouses.
Finance Income
Finance income for 2021 increased by $0.7 million, or 43.8%, to $2.3 million, compared to $1.6 million in 2020. This was primarily driven by increased interest income.
Finance Cost
Finance cost for 2021 increased by $4.9 million, or 1.8%, to $279.0 million, compared to $274.1 million in 2020. This was primarily driven by one-time expenses to prepay certain term loans, partially offset by a decrease in interest expense following the sale of our Precor business.
Income Tax Expense
Income tax expense for 2021 increased by $8.5 million, or 32.4%, to $34.7 million, compared to $26.2 million in 2020. Our effective income tax rate was 39% for 2021, compared to 18% in 2020. The increase in the effective income tax rate was primarily due to an increase in our taxable income as a result of the growth of our business.
Loss from Discontinued Operations, net of tax
Loss from discontinued operations, net of tax for 2021 decreased by $61.8 million, or 97.2%, to $1.8 million, compared to $63.6 million in 2020. Loss from discontinued operations, net of tax in 2020 comprised (i) losses generated by Suunto for the entire year, including an impairment loss on non-financial assets of $20.8 million on Suunto, and (ii) losses for Precor for the entire year. Loss from discontinued operations, net of tax in 2021 included losses generated by Suunto for the entire year, including an impairment loss on non-financial assets of $77.5 million upon classifying Suunto as held-for-sale, and losses generated by Precor for the period until disposal on April 1, 2021, partially offset by a gain upon disposal of Precor in the amount of $116.0 million.
Segment Results of Operations
Our management evaluates operating performance and makes investment and other decisions based on segment revenue and Segment Adjusted Operating Profit. Costs allocated to the segments include certain centralized functions provided and administered by the Amer Sports group, such as costs related to sourcing, warehousing, distribution and transportation, our global business services center and information technology, based on appropriate metrics such as headcount, activity, usage or proportion of revenue. Unallocated costs include costs related to supply chain management, general executive management, cybersecurity and other group functions such as finance, internal audit, tax, legal and human resources.
The following tables set forth certain financial information for our reportable segments for the periods presented.
Segment Revenue
	For the Year Ended December 31,
	2022	2021	2020
	($ in millions)
Technical Apparel	$1,095.5	$950.7	$685.4
Outdoor Performance	1,416.5	1,235.7	1,091.6
Ball & Racquet Sports	1,036.7	880.1	669.3
Total	$3,548.8	$3,066.5	$2,446.3

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Segment Adjusted Operating Profit
	For the Year Ended December 31,
	2022	2021	2020
	($ in millions)
Technical Apparel	$171.4	$164.2	$117.2
Outdoor Performance	117.6	91.7	81.8
Ball & Racquet Sports	60.9	57.2	31.7
Technical Apparel
The following table sets forth the revenue for each brand in our Technical Apparel segment.
	For the Year Ended December 31,
	2022	2021	2020
	($ in millions)
Arc’teryx	$952.6	$783.1	$547.7
Peak Performance	142.9	167.6	137.7
Total	$1,095.5	$950.7	$685.4
The following table sets forth certain operating data for our Technical Apparel segment.
	For the Year Ended December 31,
	2022	2021	2020
Store count (1)	172	167	153
Comparable sales growth (2)	34.3%	49.0%	20.0%

(1)
Reflects the number of Technical Apparel owned retail stores open at the end of the fiscal year. Management reviews the number of new and closed stores to assess revenue growth and drivers of trends in revenue.

(2)
Comparable sales reflects revenue on a constant currency basis from owned retail stores that have been open for at least 13 full fiscal months and from owned e-commerce sites. Remodeled stores are excluded from the comparable sales growth calculation for 13 months if a store: (i) changes its square footage by more than 20% or (ii) is closed for more than 60 days for the refit. Stores closed 60 days or less are excluded from the comparable sales growth calculation only for the months they are closed.

The following table sets forth our segment revenue disaggregated by channel.
	For the Year Ended December 31,
	2022	2021	2020
	($ in millions)
Channel Revenues
Wholesale	$416.0	$421.8	$374.8
DTC	679.5	528.9	310.6
Total	$1,095.5	$950.7	$685.4
Total segment revenue for 2022 increased by $144.8 million, or 15.2%, to $1,095.5 million, compared to $950.7 million in 2021. This was primarily driven by an increase in sales through the DTC channel. Segment revenue from e-commerce increased from $205.8 million in 2021 to $263.8 million in 2022 due to higher traffic to our owned e-commerce websites. The growth in sales through the DTC channel was further driven by a net increase of 5 owned retail stores. By geography, segment revenue in the DTC channel in the Americas grew by 45.0% in 2022 as compared to 2021, and in Greater China by 34.4% in 2022 as compared

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
to 2021. The growth in DTC was partially offset by a modest decline in segment revenue from our wholesale channel as our channel mix evolved due to our DTC channel strategy.
Total segment revenue for 2021 increased by $265.3 million, or 38.7%, to $950.7 million, compared to $685.4 million in 2020. This was primarily driven by an increase in sales as a result of our DTC channel strategy and resulting shift in channel mix and the easing of COVID-19 pandemic-related restrictions. Segment revenue from e-commerce increased from $131.5 million in 2020 to $205.8 million in 2021 due to higher traffic to our owned e-commerce websites. The growth in sales through the DTC channel was further driven by a net increase of 14 owned retail stores. By geography, segment revenue in the DTC channel in the Americas grew by 64.8% in 2021 as compared to 2020, and in Greater China by 105.8% in 2021 as compared to 2020.
Segment Adjusted Operating Profit for 2022 increased by $7.2 million, or 4.4%, to $171.4 million, compared to $164.2 million in 2021. This was primarily driven by gross margin improvement related to favorable channel and geographic mix, with increased sales through the DTC channel, partially offset by increased operating expenses in the channel, as well as investments in personnel, marketing and infrastructure to support our growth strategy.
Segment Adjusted Operating Profit for 2021 increased by $47.0 million, or 40.1%, to $164.2 million, compared to $117.2 million in 2020. This increase was primarily driven by gross margin improvement due to favorable channel and geographic mix, with increased sales through the DTC channel, partially offset by increased operating expenses in the channel, as well as an increase in brand support administrative costs following the end of many COVID-19 pandemic cost saving initiatives.
Outdoor Performance
The following table sets forth the revenue for each brand in our Outdoor Performance segment.
	For the Year Ended December 31,
	2022	2021	2020
	($ in millions)
Salomon	$1,073.5	$961.2	$852.1
Atomic	286.0	218.5	194.6
Other (1)	57.0	56.0	44.9
Total	$1,416.5	$1,235.7	$1,091.6

(1)
Consists of Armada and ENVE.

The following table sets forth our segment revenue disaggregated by channel.
	For the Year Ended December 31,
	2022	2021	2020
	($ in millions)
Channel Revenues
Wholesale	$1,178.4	$1,028.0	$928.8
DTC	238.1	207.7	162.8
Total	$1,416.5	$1,235.7	$1,091.6
Total segment revenue for 2022 increased by $180.8 million, or 14.6%, to $1,416.5 million, compared to $1,235.7 million in 2021. This was primarily driven by increased sales across all geographic regions, largely through the wholesale channel. Segment revenue attributable to sales of footwear increased due to strong consumer demand and improvements in supply chain capacity, as footwear and apparel manufacturers in Vietnam recovered from COVID-19 pandemic-related restrictions in 2021, while an increase in segment revenue attributable to ski equipment was driven by continued high consumer demand in North America, together with a rebound following the previous winter’s travel restrictions related to the COVID-19 pandemic in EMEA.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Total segment revenue for 2021 increased by $144.1 million, or 13.2%, to $1,235.7 million, compared to $1,091.6 million in 2020. This was primarily driven by strong consumer demand for our footwear and apparel products, which was partially offset by supply chain constraints, including the shutdown of footwear and apparel vendors in Vietnam as well as sea freight container shortages, resulting in shipments arriving later than expected. Ski equipment grew only moderately due in part to the impact of travel restrictions related to the COVID-19 pandemic, particularly in EMEA, during the winter of 2020 and 2021.
Segment Adjusted Operating Profit for 2022 increased by $25.9 million, or 28.2%, to $117.6 million, compared to $91.7 million in 2021. This was primarily driven by gross margin improvement from pricing actions despite higher product, energy and sea freight costs, partially offset by increased operating expenses.
Segment Adjusted Operating Profit for 2021 increased by $9.9 million, or 12.1%, to $91.7 million, compared to $81.8 million in 2020. This was primarily driven by gross margin improvement due in part to fewer instances of inventory obsolescence, and partially offset by higher operating expenses related to increases in marketing and R&D spend used support our growth strategy, as well as personnel costs following the end of many COVID-19 pandemic cost-saving initiatives.
Ball & Racquet Sports
The following table sets forth our segment revenue disaggregated by channel.
	For the Year Ended December 31,
	2022	2021	2020
	($ in millions)
Channel Revenues
Wholesale	$908.3	$786.6	$612.6
DTC	128.5	93.5	56.6
Total	$1,036.7	$880.1	$669.3
Total segment revenue for 2022 increased by $156.6 million, or 17.8%, to $1,036.7 million, compared to $880.1 million in 2021. The growth was primarily driven by strong consumer demand for our basketball, baseball, and performance tennis products, driven in part by new product introduction, an increased volume of sales generated from our first full year as the exclusive basketball provider and licensee of the NBA, and increased demand in baseball following the easing of COVID-19 pandemic restrictions. The growth in total segment revenue for 2022 was primarily focused in the Americas, as revenue increased by $132.7 million or 22.3% from $596.3 million in 2021 to $729.0 million in 2022.
Total segment revenue for 2021 increased by $210.8 million, or 31.5%, to $880.1 million as compared to $669.3 million in 2020. This was primarily driven by strong consumer demand across all product categories, led by tennis and baseball, as consumer participation in team and individual sports rebounded following the easing of COVID-19 pandemic restrictions, as well as an increased volume of sales generated as the exclusive basketball provider and licensee of the NBA as of July 1, 2021. The growth in total segment revenue for 2021 was primarily focused in the Americas, as revenues increased from $458.3 million in 2021 to $596.3 million in 2022, a growth of $138.0 million or 30.1%.
Segment Adjusted Operating Profit for 2022 increased by $3.7 million, or 6.5%, to $60.9 million, compared to $57.2 million in 2021. This was primarily driven by increased sales volume, gross margin improvement from pricing actions and product mix, despite higher product and sea freight costs, partially offset by an increase in operating expenses, driven by the launch of Wilson’s sportswear line and higher IT, digital marketing and R&D expenses.
Segment Adjusted Operating Profit for 2021 increased by $25.5 million, or 80.4%, to $57.2 million, compared to $31.7 million in 2020. This was primarily driven by increased sales volume, gross margin improvement from pricing actions and the shift in channel mix from increased sales through the DTC channel. This growth was partially offset by an increase in marketing and R&D spend to support our growth strategy and personnel costs following the end of many COVID-19 pandemic cost-saving initiatives.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Non-IFRS Financial Measures
Management uses certain non-IFRS financial measures to supplement the financial measures prepared in accordance with IFRS, which include constant currency revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income. We use constant currency revenue information to provide a framework to assess how our business segments performed excluding the effects of foreign currency exchange rate fluctuations. Management believes that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin enhance an investor’s understanding of our financial and operating performance from period to period, because they exclude certain material items relating to income tax expense, finance cost and depreciation and amortization which are not reflective of our ongoing operations and performance. Management believes Adjusted Net Income enhances an investor’s understanding of our financial and operating performance because it excludes certain material items relating to discontinued operations and impairment losses on goodwill and intangible assets which are not reflective of our ongoing operations and performance. In addition, management believes constant currency revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are measures commonly used by investors to evaluate companies in the apparel, footwear, sports equipment, protective gear and accessories industries.
However, there are limitations to the use of these non-IFRS financial measures as analytical tools and they should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. Constant currency revenue is limited as a metric to review the Company’s financial results as it does not reflect impacts of foreign currency on revenue. Some of the limitations of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin include: excluding certain tax payments that may reduce cash available to us; not reflecting any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future; not reflecting changes in, or cash requirements for, our working capital needs; and not reflecting the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Some of the limitations of Adjusted Net Income include: excluding the impact of restructuring expenses, expenses related to M&A activities and expenses related to certain legal proceedings.
The tables below reconcile each of the following non-IFRS financial measures to their respective most directly comparable IFRS measure for the periods presented.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
	For the Year Ended December 31,
	2022	2021	2020
	($ in millions)
Revenue	$3,548.8	$3,066.5	$2,446.3
Net loss	$(252.7)	$(126.3)	$(237.2)
Income tax expense	48.5	31.9	14.8
Finance cost (1)	236.0	279.3	275.5
Depreciation and amortization (2)	197.0	206.1	230.1
Finance income	(3.3)	(2.3)	(1.6)
EBITDA	$225.5	$388.7	$281.6
Loss from discontinued operations (3)	19.4	(6.1)	23.4
Restructuring expenses (4)	5.8	33.6	11.0
Impairment losses on goodwill and intangible assets (5)	198.1	—	—
Expenses related to M&A activities (6)	0.3	0.6	(4.7)
Expenses related to certain legal proceedings (7)	3.9	—	—
Share-based payments (8)	—	—	—
Adjusted EBITDA	$453.0	$416.8	$311.4
Net loss margin	(7.1)%	(4.1)%	(9.7)%
Adjusted EBITDA Margin	12.8%	13.6%	12.7%

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83

(1)
Total interest expense on lease liabilities under IFRS 16 was $8.5 million, $9.1 million and $8.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(2)
Total amortization expense for right-of-use assets capitalized under IFRS 16 was $73.3 million, $74.1 million and $69.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(3)
Loss from discontinued operations before income tax expense, finance cost, depreciation and amortization and finance income.

(4)
Includes expenses for restructuring from exit and termination events.

(5)
Includes impairment losses on goodwill and intangible assets.

(6)
Includes advisory fees in connection with M&A activities as well as certain one-time costs recognized in 2020 in relation to the Acquisition.

(7)
Includes expenses related to a certain patent infringement litigation. While we face such litigation from time to time, the magnitude of costs is rarely significant and this litigation expense is substantially higher than all but one other patent litigation expense in the last 10 years. Accordingly, we view expenses related to this litigation as outside our normal course of operations and not representative of our expected and recurring expenses. Legal expenses for other normal, recurring legal proceedings and other legal matters are not included in this adjustment.

(8)
We granted share-based compensation to employees under our equity compensation plans during the years ended December 31, 2022, 2021 and 2020, but did not incur any expenses related to share-based payments in such periods as options granted under our equity compensation plans only vest once certain service and performance conditions are met, as well as upon the occurrence of an exit event, such as an initial public offering, and we did not believe an exit event was probable during such time. We expect to recognize expenses related to share-based payments during the year ending December 31, 2023, as this offering became probable during the         quarter of 2023. We adjust for share-based payments in our calculations of Adjusted EBITDA and Adjusted EBITDA Margin because we believe that such expenses are not representative of our ongoing expenses as they relate to recognition in a single period of incentive compensation granted over a period of several fiscal years.

Adjusted Net Income
	For the Year Ended December 31,
	2022	2021	2020
Net loss	$(252.7)	$(126.3)	$(237.2)
Loss from discontinued operations	21.6	4.6	75.0
Restructuring expenses (1)	5.8	33.6	11.0
Impairment losses on goodwill and intangible assets (2)	198.1	—	—
Expenses related to M&A activities (3)	0.3	0.6	(4.7)
Expenses related to certain legal proceedings (4)	3.9	—	—
Share-based payments (5)	—	—	—
Income tax expense (6)	(6.9)	(11.2)	(14.2)
Adjusted Net Income	$(29.8)	$(98.7)	$(170.0)

(1)
Includes expenses for restructuring from exit and termination events.

(2)
Includes impairment losses on goodwill and intangible assets.

(3)
Includes advisory fees in connection with M&A activities as well as certain one-time costs recognized in 2020 in relation to the Acquisition.

(4)
Includes expenses related to a certain patent infringement litigation. While we face such litigation from time to time, the magnitude of costs is rarely significant and this litigation expense is substantially higher than all but one other patent litigation expense in the last 10 years. Accordingly, we view expenses related to this litigation as outside our normal course of operations and not representative of our

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
expected and recurring expenses. Legal expenses for other normal, recurring legal proceedings and other legal matters are not included in this adjustment.

(5)
We granted share-based compensation to employees under our equity compensation plans during the years ended December 31, 2022, 2021 and 2020, but did not incur any expenses related to share-based payments in such periods as options granted under our equity compensation plans only vest once certain service and performance conditions are met, as well as upon the occurrence of an exit event, such as an initial public offering, and we did not believe an exit event was probable during such time. We expect to recognize expenses related to share-based payments during the year ending December 31, 2023, as this offering became probable during the         quarter of 2023. We adjust for share-based payments in our calculation of Adjusted Net Income because we believe that such expenses are not representative of our ongoing expenses as they relate to recognition in a single period of incentive compensation granted over a period of several fiscal years.

(6)
Includes income tax expense resulting from each adjustment as follows:

	For the Year Ended December 31,
	2022	2021	2020
Loss from discontinued operations	0.2	(2.8)	(11.4)
Restructuring expenses	(1.5)	(8.4)	(2.8)
Impairment losses on goodwill and intangible assets	(4.7)	—	—
Expenses related to M&A activities	—	—	—
Expenses related to certain legal proceedings	(0.9)	—	—
Share-based payments	—	—	—
Total income tax expense	$(6.9)	$(11.2)	$(14.2)
Liquidity and Capital Resources
Our primary need for liquidity is to fund working capital requirements, capital expenditures, debt service, lease obligations and for general corporate purposes. Typically, the highest level of working capital has been reached in the third quarter when inventory and accounts receivable are at a peak during the fall and winter shopping season.
Our future contractual obligations are further discussed in “―Contractual Obligations and Commitments” below. Historically, our main sources of liquidity have been cash flow from operating activities, shareholder loans and borrowings under our existing credit facilities. See “Related Party Transactions—Loans with Related Parties” and “—Indebtedness.” We had $402.0 million, $566.7 million and $389.5 million of cash and cash equivalents as of December 31, 2022, December 31, 2021 and January 1, 2021, respectively. The $164.7 million decrease in cash and cash equivalents as of December 31, 2022 as compared to December 31, 2021 was primarily due to inventory build-up following the supply chain disruptions experienced during 2021. The $177.2 million increase in cash and cash equivalents as of December 31, 2021 as compared to January 1, 2021 was primarily due to the divestiture of the Precor business and the reduction of inventory related to supply chain disruptions.
We believe our existing cash and cash equivalent balances, cash flow from operations and credit facilities will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our long-term capital requirements may vary materially from those currently planned and will depend on many factors, including the rate of revenue growth, the timing and extent of spending on research and development efforts, new owned retail store openings and other growth initiatives, the expansion of sales and marketing activities, the timing of new products, and overall economic conditions. We are also expecting increased capital expenditures related to the upgrade of our global SAP enterprise resource planning system over the next several years, which we are in the process of implementing across each of our brands, and the expansion of our warehousing facilities. Our capital expenditure budget for 2023 is approximately $200 million and we expect our capital expenditure budget for 2024 to be approximately $300 million.
To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
sale of additional equity would result in additional dilution to shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that may restrict our operations. There can be no assurances that we will be able to raise additional capital on terms that are attractive to us or at all. The inability to raise capital may adversely affect our ability to achieve our business objectives.
Cash Flow Information
The following table sets forth our consolidated cash flow information for the periods presented:
	For the Year Ended December 31,
	Restated 2022	Restated 2021	Restated 2020
	($ in millions)
Total net cash flows (used in)/from operating activities	$(91.7)	$268.0	$297.9
Net cash flow (used in)/from investing activities	$(118.6)	$295.4	$(106.7)
Net cash flow from/(used in) financing activities	$81.1	$(369.7)	$(165.3)

(1)
The consolidated financial statements included herein have been restated due to certain changes in accounting principles, classification and corrections of errors from previously published consolidated financial statements. For further information on the restatements of our consolidated financial statements for the fiscal years 2022, 2021 and 2020, see Note 3, “Changes in accounting principles and correction of errors,” to our consolidated financial statements included elsewhere in this prospectus.

Operating Activities
Cash outflow from operating activities was $91.7 million in 2022 compared to cash inflow from operating activities of $268.0 million in 2021. The year-over-year decrease of $359.7 million in cash inflows from operating activities was primarily due to an increase in inventory following supply chain recovery following the COVID-19 pandemic, partially offset by sales growth.
Cash inflow from operating activities was $268.0 million in 2021 compared to cash inflow from operating activities of $297.9 million in 2020. The year-over-year decrease of $29.9 million in cash inflows from operating activities was primarily due to an increase in inventory, partially offset by improved earnings from sales growth and gross margin expansion.
Investing Activities
Cash outflow from investing activities was $118.6 million in 2022 compared to cash inflow from investing activities of $295.4 million in 2021. The year-over-year decrease of $414.0 million in cash flows from investing activities was due to the sale of Precor in 2021 and a moderate increase in capital expenditure.
Cash inflow from investing activities was $295.4 million in 2021 compared to cash outflow from investing activities of $106.7 million in 2020. The year-over-year increase of $402.1 million in cash flows from investing activities was primarily due to the sale of Precor and moderate reduction in capital expenditure.
Our capital expenditures (which we define herein to refer to the acquisition of property, plant and equipment and the acquisition of intangible assets, as presented in our consolidated statement of cash flows) for the years ended December 31, 2022, 2021 and 2020 totaled $109.8 million, $93.7 million and $106.0 million, respectively.
Financing Activities
Cash inflow from financing activities was $81.1 million in 2022 compared to cash outflow from financing activities of $369.7 million in 2021. The year-over-year increase of $450.8 million in cash flows from financing activities was due to draw down of short term credit facilities to fund working capital.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Cash outflow from financing activities was $369.7 million in 2021 compared to cash outflow from financing activities of $165.3 million in 2020. The year-over-year decrease of $204.4 million in cash flows from financing activities was primarily due to repayment of loan facilities following the sale of Precor.
Indebtedness
Senior Facilities Agreement
General
On March 20, 2019, our wholly owned subsidiary, Mascot Midco 1 Oy (the “Parent Guarantor”), and certain of its subsidiaries, including Mascot Bidco Oy (“Bidco”) and Mascot Bidco Canada Inc. (“Canada Bidco” and, together with Bidco, the “Borrowers”), entered into a senior facilities agreement with, among others, J.P. Morgan Europe Limited as agent and Wilmington Trust (London) Limited as security agent (the “Senior Facilities Agreement”). The Senior Facilities Agreement provided for (i) a EUR 315 million senior secured revolving facility (the “Revolving Facility”) and (ii) a EUR 1.7 billion senior secured term loan facility (the “Term Loan Facility” and, together with the Revolving Facility, the “Senior Credit Facilities”). The Revolving Facility matures on September 29, 2025 and the Term Loan Facility matures on March 29, 2026. Pursuant to the terms of the Senior Facilities Agreement and subject to certain conditions set out therein, additional commitments or facilities may be established under the Senior Facilities Agreement. As of December 31, 2022, we had EUR 151 million of borrowings available under the Revolving Facility and we had no borrowings available under the Term Loan Facility.
The Senior Credit Facilities are guaranteed by the Parent Guarantor and by certain of the Parent Guarantor’s subsidiaries, and are secured by security granted by the Parent Guarantor and certain of its subsidiaries.
Interest Rate and Fees
The Revolving Facility bears interest at a rate of the relevant reference rate (being EURIBOR for loans in EUR and Term SOFR for loans in U.S. dollars) plus 3.25% per annum and the Term Loan Facility bears interest at a rate of EURIBOR plus 4.50% per annum, in each case, subject to a leveraged-based margin ratchet. In addition to paying interest on the outstanding principal under the Senior Credit Facilities, Bidco is required to pay a commitment fee of 30% of the applicable margin per annum to the lenders under the Revolving Facility in respect of the unutilized commitments thereunder.
Prepayments
Loans under the Revolving Facility may be voluntarily prepaid by giving the agent not less than one business day’s notice, without premium or penalty but subject to the payment or customary break costs if the prepayment is not made on the last day of an interest period.
Loans under the Term Loan Facility may be voluntarily prepaid by giving the agent not less than three business days’ notice, without premium or penalty, but subject to the payment of customary break costs if the prepayment is not made on the last day of an interest period.
The Senior Facilities Agreement also includes customary mandatory prepayment provisions that, in certain specified circumstances, require prepayments to be made in respect of the Senior Facilities, including, but not limited to, in respect of the occurrence of a change of control, the sale of all or substantially all of the assets of the Parent Guarantor and certain of its subsidiaries, the proceeds of certain asset dispositions and the excess cash flow of the Parent Guarantor and certain of its subsidiaries. Subject to the satisfaction of certain conditions provided for the in the Senior Facilities Agreement, upon completion of this offering, it is expected that mandatory prepayment obligations in respect of asset dispositions and excess cash flow will cease to apply.
Covenants and Events of Default
The Senior Facilities Agreement contains customary negative covenants, including, but not limited to, in respect of incurrence of indebtedness, granting loans, guarantees or security interests, disposing of assets

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
and making or entering into acquisitions, joint ventures or mergers, in each case, other than as permitted under the Senior Facilities Agreement. The Senior Facilities Agreement also contains certain customary affirmative covenants including, but not limited to, in respect of maintaining in full force and effect authorizations, compliance with laws, the ranking of claims, maintaining insurance, payment of taxes and compliance with certain financial covenants. The Parent Guarantor is in material compliance with all covenants in the Senior Facilities Agreement. Subject to the satisfaction of certain conditions provided for the in the Senior Facilities Agreement, upon completion of this offering, it is expected that certain of the negative and affirmative covenants in the Senior Facilities Agreement will cease to apply.
The Senior Facilities Agreement also contains events of default that are customary for facilities of this type. If an event of default occurs, the lenders under the Senior Credit Facilities are entitled to take various actions, including acceleration of amounts due under the Senior Credit Facilities and enforcement of security.
Loans with Related Parties
On March 26, 2019, JVCo (as lender) entered into an intercompany loan agreement with our wholly-owned subsidiary, Amer Sports Holding (HK) Limited (“Amer Sports HK”) (as borrower), pursuant to which JVCo advanced to Amer Sports HK a loan with an aggregate principal amount outstanding as of December 31, 2022 of $2.7 billion (“JVCo Loan 1”). On February 28, 2022, we assumed all obligations under JVCo Loan 1 from Amer Sports HK. Any borrowings under JVCo Loan 1 accrue interest at a rate equal to the percentage rate per annum which is the aggregate of the applicable margin of 4.00%, 4.25% or 4.50%, depending on the current leverage ratio, and EURIBOR for any loans in euros and LIBOR for all other loans, plus 0.25%. JVCo Loan 1 matures on March 26, 2029. $     billion of JVCo Loan 1 is expected to be equitized immediately prior to the completion of this offering and all remaining borrowings under JVCo Loan 1 are expected to be repaid with net proceeds from this offering. See “Summary—IPO-Related Transactions—Shareholder Loan Equitization” and “Use of Proceeds.” JVCo has temporarily suspended the accrual of interest under JVCo Loan 1 subsequent to December 31, 2022 in contemplation of this offering and the related equitization and repayment of the loan. The temporary suspension of interest on JVCo Loan 1 is accounted for as a capital contribution with a debit to interest expense and a credit to equity. The equitization of JVCo Loan 1 will be treated as credit to equity as shareholder contribution, and therefore has no associated gains or losses.
On March 26, 2019, JVCo (as lender) entered into an intercompany loan agreement with our wholly-owned subsidiary, Amer Sports HK (as borrower), pursuant to which JVCo advanced to Amer Sports HK a loan with an aggregate principal amount outstanding as of December 31, 2022 of $1.4 billion (“JVCo Loan 2”). On February 28, 2022, we assumed all obligations under JVCo Loan 2 from Amer Sports HK. Any borrowings under JVCo Loan 2 accrue interest at a rate equal to the percentage rate per annum that is the aggregate of the applicable margin of 2.00% or 1.75%, depending on the current leverage ratio of ANTA Sports, together with its subsidiaries and JVCo, and EURIBOR, plus a margin to be determined from time to time. JVCo Loan 2 matures on March 26, 2029. JVCo Loan 2 is expected to be repaid in full in connection with this offering. See “Use of Proceeds.” JVCo has temporarily suspended the accrual of interest under JVCo Loan 2 subsequent to December 31, 2022 in contemplation of this offering and the related repayment of the loan. The temporary suspension of interest on JVCo Loan 2 is accounted for as a capital contribution with a debit to interest expense and a credit to equity.
On May 29, 2020, JVCo (as lender) entered into an intercompany loan agreement with our wholly-owned subsidiary, Amer Sports HK (as borrower), pursuant to which JVCo agreed to make available to Amer Sports HK a loan in a principal amount of up to EUR 400 million (“JVCo Loan 3”). On October 1, 2022, we assumed all obligations under JVCo Loan 3 from Amer Sports HK. Any borrowings under JVCo Loan 3 accrue interest at a rate equal to the percentage rate per annum that is the aggregate of the applicable margin of 4.00%, 4.25% or 4.50%, depending on the current leverage ratio, and EURIBOR for any loans in euros and LIBOR for all other loans, plus 0.25%. JVCo Loan 3 matures on March 26, 2029. There are no borrowings outstanding under JVCo Loan 3. JVCo Loan 3 is expected to be canceled in connection with this offering.
On February 28, 2022, the Co-Invest entered into a loan agreement with us for a loan in an aggregate principal amount outstanding as of December 31, 2023 of $7.2 million (“Co-Invest Loan 1”), maturing on

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
March 26, 2029. $     million of Co-Invest Loan 1 is expected to be equitized immediately prior to the completion of this offering and all remaining borrowings under Co-Invest Loan 1 are expected to be repaid with net proceeds from this offering. See “Summary—IPO-Related Transactions—Shareholder Loan Equitization” and “Use of Proceeds.” The Co-Invest has temporarily suspended the accrual of interest under Co-Invest Loan 1 subsequent to December 31, 2022 in contemplation of this offering and the related equitization and repayment of the loan. The temporary suspension of interest on Co-Invest Loan 1 is accounted for as a capital contribution with a debit to interest expense and a credit to equity. The equitization of Co-Invest Loan 1 will be treated as credit to equity as shareholder contribution, and therefore has no associated gains or losses.
On February 28, 2022, the Co-Invest also entered into a loan agreement with us for a loan in an aggregate principal amount outstanding as of December 31, 2023 of $3.9 million (“Co-Invest Loan 2”), maturing on March 26, 2029. Co-Invest Loan 2 is expected to be repaid in full in connection with this offering. See “Use of Proceeds.” The Co-Invest has temporarily suspended the accrual of interest under Co-Invest Loan 2 subsequent to December 31, 2022 in contemplation of this offering and the related repayment of the loan. The temporary suspension of interest on Co-Invest Loan 2 is accounted for as a capital contribution with a debit to interest expense and a credit to equity.
See also “Related Party Transactions.”
Contractual Obligations and Commitments
The following table summarizes our contractual obligations and commitments, excluding interest, as of December 31, 2022.
	Payments Due by Period
Contractual Obligations and Commitments	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	($ in millions)
Lease liabilities	$196.5	$63.5	$90.2	$22.5	$20.3
Loans from financial institutions	2,000.5	208.3	—	1,792.2	—
Loans from related parties (1)	4,039.0	—	—	—	4,039.0
Accounts payable	435.6	435.6	—	—	—
Other commitments (2)	245.3	65.8	74.7	60.9	43.9
Total	$6,916.9	$773.2	$164.9	$1,875.6	$4,103.2

(1)
Loans from related parties relate to shareholder loans that are not expected to survive this offering. See “—Indebtedness—Loans with Related Parties.”

(2)
Other commitments primarily consist of lease contracts for short-term leased assets and for low value assets, commitments related to long-term endorsement contracts with professional and non-professional sports leagues, as well as certain short-term contracts, contracts with brand ambassadors and certain guarantees related to the divested Precor business. Such guarantees, in accordance with the share purchase agreement related to such sale, are the buyer’s responsibility commencing from the date of purchase and are expected to be released in 2024.

Off-Balance Sheet Arrangements
We have off-balance sheet arrangements in connection with certain leases and guarantees. Leases not capitalized mainly relate to short term and low value leases for which IFRS 16 offers an exemption from capitalization, while the guarantees include arrangements with third parties related to the divested Precor business.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Foreign Currency Risk
Foreign currency risk primarily relates to the extent that sales, purchases, and borrowings of our foreign operations are denominated in currencies other than the functional currency of the legal entity in which the transaction is recorded by us. Assets and liabilities arising from such transactions are translated into the legal entity’s functional currency using the exchange rate in effect on the balance sheet date. Revenue and expenses are translated using the average exchange rate over the relevant period. Our functional currency is the euro. We present our financial statements in U.S. dollars, and record transactions in foreign currencies at the rate in effect on the transaction date, and assets and liabilities denominated in foreign currencies that are outstanding at the end of a financial period are translated at the closing rate in effect on the applicable balance sheet date.
For the years ended December 31, 2022, 2021 and 2020, respectively, we generated 64.9%, 66.6% and 66.6% of our revenue in currencies other than U.S. dollars and 74.1%, 77.3% and 78.0% of our operating expenses were incurred in currencies other than U.S. dollars. In periods where the U.S. dollar strengthens relative to the euro, Canadian dollar, RMB or other foreign currencies in countries where we have operations, there is a negative impact on our operating results upon translation of those foreign operating results into the U.S. dollar. The translation impact of a 10% increase in the U.S. dollar against all other foreign currencies would have increased operating profit by $10.1 million, decreased operating profit by $3.9 million and decreased operating profit by $3.2 million, for the years ended December 31, 2022, 2021 and 2020, respectively. The potential change noted above is based on a sensitivity analysis performed on our financial position as of December 31, 2022.
Transaction risk arises from foreign currency denominated assets and liabilities. 29.5%, 35.7% and 36.4% of our assets and 75.8%, 80.2% and 80.8% of our liabilities were subject to foreign currency exposure as of December 31, 2022, December 31, 2021 and December 31, 2020, respectively. The net impact after hedging based on a strengthening of the U.S. dollar by 10% vs. our five main currencies would have resulted in an increase in net loss of $20 million, $21 million and $21 million for the years ended December 31, 2022, 2021 and 2020, respectively. The potential change noted above is based on a sensitivity analysis performed on our financial position as of December 31, 2022.
Where possible, we seek to manage foreign currency exposure through a variety of methods, including by financing each business unit in its functional currency and concentrating cash flows through centralized entities to limit the number of foreign currencies being utilized for purchases. Additionally, we enter into hedging arrangements to limit our exposure to foreign currency fluctuations for a significant portion of our cash flows, in particular with our most commonly used foreign currencies, including euros, Canadian dollars and RMB. Such hedging arrangements may include foreign exchange forward contracts and options, interest rate swaps, interest rate options and cross-currency swaps. The majority of our hedging arrangements are short-term and are usually rolled forward within the standard business cycle. Nonetheless, it is not practical for us to mitigate all of our foreign currency exposure, nor are we able to accurately predict the possible impact of future foreign currency exchange rate fluctuations on our results of operations, due to our constantly changing exposure to various foreign currencies, difficulty in predicting fluctuations in foreign currency exchange rates relative to the U.S. dollar and the significant number of foreign currencies involved. We have experienced and we will continue to experience fluctuations in our net income as a result of revaluing our assets and liabilities that are not denominated in the functional currency of the entity that recorded the asset or liability.
Commodity Price Risk
We are exposed to commodity and other price risk, including from rubber, nylon, polyester and steel, aluminum and other materials, which we either purchase directly or in a converted form such as fabric, as well as other inputs, including energy, transportation and logistics services. To manage risks of commodity price changes, management negotiates prices in advance when possible. We have not historically managed commodity price exposures by using derivative instruments.
Inflation Risk
Inflationary pressures have recently increased, and may continue to increase, the costs of labor, raw materials and other inputs for our products. We have experienced, and may continue to experience, higher

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
than expected inflation, including escalating transportation, commodity and other supply chain costs and disruptions. If our costs are subject to significant inflationary pressures, we may not be able to offset such higher costs through price increases, which could adversely affect our business, results of operations or financial condition.
Funding and Liquidity Risk
Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, market conditions, our credit rating and other factors, and we may not be able to raise needed cash on terms acceptable to us or at all. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, as well as on our ability to timely repay existing commitments, such as any commitments pursuant to the Revolving Facility or the Term Loan Facility. As of December 31, 2022, we had EUR 151 million of borrowings available under the Revolving Facility and we had no borrowings available under the Term Loan Facility.
Interest Rate Risk
Our interest expense for our existing borrowings and for any new debt we may incur in the future, including under our Senior Facilities Agreement, could be exposed to changes in interest rates. We engage in hedging arrangements to limit our exposure to interest rate fluctuations, including for a portion of our Senior Facilities Agreement. Even though we engage in hedging activities, interest rate risk is highly sensitive due to many factors, including monetary and tax policies, market and economic factors and other factors beyond our control, as well as due to repricing of existing floating rate debt and raising new floating rate debt, and could have a significant negative or positive impact on the results of our operations. As of December 31, 2022, a 1% increase in interest rates would have increased net loss by $52.5 million, $48.5 million and $49.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. The potential change noted above is based on a sensitivity analysis performed on our financial position as of December 31, 2022.
Credit Risk
We are exposed to potential credit losses in the event of nonperformance by counterparties to our receivables, including our customers. Concentrations of credit risk arising from receivables from customers are limited due to the diversity of our customers and the global nature of our business. For the year ended December 31, 2022, our largest single customer accounted for 4% of total accounts receivable and our 20 largest wholesale partners accounted for 31% of accounts receivable. At December 31, 2022, the actual payment time for outstanding sales was 53 days. In order to minimize risk, we perform credit evaluations of our customers’ financial conditions, use credit insurances in the majority of the countries in Europe as well as in Japan, and may also obtain collateral or other security as appropriate. Notwithstanding these efforts, current adverse macroeconomic factors across the global economy may increase the difficulty in collecting receivables.
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with IFRS. The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements and, therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions.
See Note 2 of our consolidated financial statements included elsewhere in this prospectus for information about these critical accounting policies, as well as a description of our other significant accounting policies.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Revenue
Revenue is primarily derived from the sale of merchandise through our DTC channel, which comprises owned retail and e-commerce, and our wholesale channel, but also includes limited services and license fees. Revenue is presented net of value added tax, discounts, incentives, rebates earned by customers and estimated returns. We recognize revenue under IFRS 15 at the point in time when control of the products and services are transferred to the customer in accordance with the terms of delivery at an amount that reflects the consideration to which we expect to be entitled in exchange for those products and services in the ordinary course of our activities. We apply the following five-step model when determining the timing and amount of revenue recognition:
1)
identifying the contracts with customers;

2)
identifying the separate performance obligations;

3)
determining the transaction price;

4)
allocating the transaction price to separate performance obligations; and

5)
recognizing revenue when each performance obligation is satisfied.

Contracts with customers generally consist of a single performance obligation, including merchandise, packaging and delivery activities. Revenue is recognized when the customer obtains control over the goods and the required services have been performed. We recognize a contract liability for products for which control has not been transferred to the customer.
We generally offer DTC customers of our products the right to return or exchange merchandise purchased within 14–30 days of receipt, while certain of our contracts provide wholesale partners a right to return goods within a specified period. A refund liability is recognized as a reduction of sales and a right of return asset is recognized as a reduction of cost of goods sold, based on both historical experience and anticipated future returns.
In the wholesale sector, we offer certain major wholesale partners volume rebates, performance bonuses, and payment term discounts. We primarily utilize the expected value method to estimate the variable consideration for future rebates and performance bonuses.
We recognize a contract liability for the sale of gift cards in both owned retail and e-commerce. We anticipate to be entitled to a breakage amount, which is then recognized as revenue in proportion to the pattern of customer rights exercised based on historical data.
Inventory
Inventory is valued at the lower of cost or net realizable value, utilizing the weighted average cost method, which requires an estimate of the products future selling prices. When determining the net realizable value, we consider several factors, including seasonal fluctuations in selling prices, estimated expenses for completing the sale, inventory levels, aging, customer behavior, anticipated sales volume, and expected selling prices and costs. When circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down previously recorded is reversed.
Impairment of Non-Financial Assets
We assess the carrying amounts of our non-financial assets, such as our goodwill and intangible assets with indefinite useful lives, to determine whether there is any indication of impairment at each reporting date. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested at least annually for impairment.
Impairment testing is performed by comparing the recoverable amount of an asset or the cash generating unit (“CGU”), which is the smallest group of assets generating cash inflows largely independent of the cash inflows from other assets or groups of assets, to its carrying amount. The recoverable amount of an asset or a CGU is the higher of its fair value less costs of disposal and value in use. Value in use is

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
calculated using the discounted cash flow method for each CGU. We assessed the carrying value of our non-financial assets for potential impairment during the fourth quarter of 2022, 2021, and 2020 respectively.
Impairment is recognized when the carrying value of an asset exceeds its recoverable amount. Recognized impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.
Key assumptions we use for impairment assessment include forecasted cash flows of the business, estimated discount rate, royalty rates and future growth rates. We use internal and external data to forecast the key assumptions. The cash flow projections are based on a 10-year financial forecast, of which the first five years are prepared by management and approved by our board of directors. To better reflect the medium-term growth expectations for the CGU in growing markets, financial forecasts after the first five-year period are extrapolated for a further five years using declining growth rates, which reduce the year-five growth rate to the long-term growth rate.
We recognized impairment losses of $198.1 million for Peak Performance in 2022. In 2020 and 2021, no impairment losses on goodwill and intangible assets with indefinite useful lives were recorded in the continuing operations.
Share-based Payments
On November 27, 2019, our board of directors established the 2019 ESOP. The objectives of the 2019 ESOP are to align the interest of the shareholders and key employees in order to increase our value in the long-term, and to commit key employees to us. The 2019 ESOP provides for awards in the form of stock options to our key employees. The maximum number of options that may be granted is 3% of all of our issued and outstanding shares.
Options granted to employees vest once certain service and performance conditions are met, as well as upon the occurrence of an exit event. An exit event refers to a public offering of the Company’s shares or a sale of the controlling majority shares or business assets and is considered a non-market performance condition. When options have service and/or performance conditions, the amount of compensation expense recognized is based on the number of awards expected to vest, reflecting estimated expected forfeitures. This estimation is adjusted to reflect those awards that do ultimately vest. The forfeiture rate is based on our best estimate of expected forfeitures, taking into consideration historical trends and expected future behavior regarding forfeitures.
For options that depend on non-market performance conditions (i.e., an exit event), we recognize the related expense if and when we conclude that it is probable that the exit event will be achieved. No options were exercised, nor were any share-based payment expenses for equity-settled awards and cash-settled awards recognized, for the years ended December 31, 2022, 2021 or 2020, in the latter case because the likelihood of occurrence of such condition was not deemed probable during any reporting period. We reassess the probability of achieving the non-market performance condition at each reporting date to ensure the accuracy of this assessment.
The grant date fair value of each stock option granted is estimated using the Monte Carlo simulation model including any market performance conditions and excluding the impact of any service and non-market performance vesting conditions. Equity-settled awards are measured on the grant date, while cash-settled awards are remeasured until settlement. See Note 10, “Share-Based Payments,” to our consolidated financial statements included elsewhere in this prospectus.
Expected volatility has been based on the historical volatility of the comparable companies’ share price, particularly over the historical period commensurate with the expected life of the options. The expected life of the instrument refers to the vesting date plus one year, which is based on general option holder behavior.
Recent Accounting Pronouncements
New accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued but not yet adopted by us, is included in Note 2 of our consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Internal Control over Financial Reporting
In connection with the preparation of our consolidated financial statements, we identified a material weakness in our internal control over financial reporting. See “Risk Factors—Risks Related to Financial, Accounting and Tax Matters—We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate the material weakness or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.” We are in the process of implementing measures designed to improve our internal control over financial reporting and remediate the material weakness. This includes implementing new information technology and systems for the preparation of financial statements, implementing additional review procedures within our accounting and finance department, and hiring additional staff and engaging external accounting experts to support improving our accounting processes and procedures and supplement our internal resources in our computation processes.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
BUSINESS
Our Purpose
Elevating the world through sport—from courts to slopes, from cities to mountains, and everywhere in between, we aim to inspire people to explore and experience the joy of sports and outdoor activities, and lead better, healthier lives. Our vision is to be the global leader in premium sports and outdoor brands.
Company Overview
Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance. Our brands are known for their detailed craftsmanship, unwavering authenticity, premium market positioning and compelling market shares in their categories. We pride ourselves on cutting-edge innovation, technical performance and ground-breaking designs that allow athletes and everyday consumers to perform better every day. Through partnerships with industry influencers and elite athletes, and in collaboration with the various communities we serve, we develop next-generation products that define winning moments in sports. Our brands are creators of exceptional apparel, footwear, equipment, protective gear and accessories that we believe give our consumers the confidence and comfort to excel.
Select Pinnacle Moments in Sports where Amer Sports’ Brands are Delivering at the Highest Levels

Courtney Dauwalter smashes ultramarathon world records wearing Salomon shoes, apparel and packs	Marta Kostyuk takes the court at Roland-Garros, playing head-to-toe in Wilson

Pro freeskier, Chris Benchetler, is protected from the elements in his Arc’teryx jacket	Winning her 88th World Cup race in 2023, Mikaela Shiffrin has the record for most Alpine World Cup victories in history

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Our brands are our stars, constantly elevating the consumer experience and creating thriving communities. We empower our brands to pursue market-shaping leadership and set the standard for quality, performance and brand experience globally. While our brands have established heritage and market leadership today, significant runway remains ahead. We are excited about our future and the opportunity to drive growth in each of our three reportable segments: Technical Apparel, Outdoor Performance and Ball & Racquet Sports. Our segments comprise our “brand clusters,” which reflect both how our consumers engage with our products and how we manage our business.
Technical Apparel	Outdoor Performance	Ball & Racquet Sports

Each segment is led by one of our core brands: Arc’teryx, Salomon and Wilson. Each of these brands creates high-quality technical products that stand out in their respective categories, and possesses key differentiated attributes.

Founded	1989	1947	1914
Purpose	Lead the world in snow, trail and climb products for the mountain athlete	We exist to unleash the best in people through mountain sports	Empower every human to live life like an athlete
Activities	Climbing, hiking, mountaineering, skiing, snowboarding	Trail running, road running, hiking, snowboarding, alpine skiing, Nordic skiing	Racquet sports, baseball, softball, football, basketball, volleyball, golf
Key Product	Performance Outerwear	Running Shoes	Tennis Racket
Key Brand Attributes	Delivering leading mountain outerwear designed for the point of extreme need	Global leader in footwear and winter sports equipment, creating a 365-day, year-round brand fueled by innovation	Comprehensive sports hardgoods manufacturer that delivers consistent growth and performance
Geographic Revenue Mix by Brand (for 2022)

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Arc’teryx
Arc’teryx is a technical outdoor apparel brand inspired by the Canadian Coast Mountains and built on the principle of obsessive, precise design and production. Arc’teryx gear pushes the boundaries of performance and enables adventurers to excel in their outdoor pursuits in the mountains, in the backcountry and on some of the world’s most technical climbs. The products are known for their minimalist design and sleek and streamlined aesthetic, along with new, innovative features that continually advance outdoor activities. For example, Arc’teryx pioneered the implementation on its jackets of a traditional zipper in reverse, which allows for smoother and more water resistant seams. The products provide durability to withstand the rigors of any outdoor adventures, exemplified by the professionals that choose to use them, including the Austrian Mountain Rescue, comprising over 13,000 professionals and members who depend on the gear for protection in extreme conditions. Product quality, from the materials to the design, allows Arc’teryx to command premium pricing as evidenced by the $800 retail price point of its best-selling “hardshell” jacket in North America, the Alpha SV. Overall, Arc’teryx combines beautiful, innovative products and an authentic brand experience that extends beyond apparel, fostering communities and bringing people together across all regions of the world who share a passion for the outdoors.
Arc’teryx Product Innovation Timeline
Arc’teryx is a Community Inspired Brand

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Salomon
Born in the French Alps in 1947, Salomon creates premium innovative footwear, apparel, winter sports equipment and accessories. Since its founding, Salomon has been fueled by a culture of design, craftmanship, continuous innovation, and performance inspired by progress, the outdoors and athletes. The brand first produced metal ski edges and expanded into releasable ski bindings before launching industry changing rear-entry ski boots and monocoque skis. The brand’s leadership in winter sports helped to propel it into a diverse portfolio of sports and products including footwear and apparel. Today, Salomon is a market leader in global trail running footwear and premium hiking footwear, with products recognized for their performance, style, durability and sustainability. Over 60% of Salomon’s revenue in 2022 came from footwear, while also having leading market positions in its legacy winter sports equipment categories (skis, snowboards, boots, bindings, goggles, helmets, etc.), creating a 365-day, year-round brand serving all seasons for mountain sport consumers.
Salomon — Inventing Tomorrow Since 1947
Salomon is the Modern Mountain Sports Lifestyle Brand

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Wilson Sporting Goods
Founded in 1914 in Chicago, Illinois, Wilson Sporting Goods is a leading manufacturer of high-performance sports equipment, apparel, footwear and accessories. The Wilson Sporting Goods portfolio is made up of the iconic Wilson brand, as well as Louisville Slugger, DeMarini, EvoShield and ATEC. Collectively, these brands bring more than three centuries of innovation, history and heritage to a variety of mainstream sports. As a multi-sports platform, Wilson drives innovation and product excellence by leveraging learnings across the brands’ various disciplines, including tennis, baseball and basketball, among other sports and is differentiated as compared to other monosport peers through the Wilson Innovation Center, which supports a fully vertically integrated R&D and product development platform. The Wilson brand has a legacy as the top-of-the-line sports equipment and is associated with legendary athletes, including Roger Federer, Russell Wilson and Jamal Murray. In addition, Wilson is the official partner of professional sports leagues, including the NBA, WNBA, NFL, the US Open and Roland Garros Grand Slam Tennis Championships, as well as the NCAA, making Wilson products integral to performance in sport. These athletes and leagues are a testament to the credibility and reputation of Wilson’s track record of innovation and superior products.
Wilson: A Rich Heritage Redefining Sport & Performance
Play What the Pros Play

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While Arc’teryx, Salomon and Wilson stand tall and lead our three segments, our other brands appropriately fit our sports-oriented portfolio. Brands such as Atomic and Peak Performance enhance our scale, competitive positioning and diversification across sports categories. Together, our brands enable us to lead and compete in various sports segments and drive the continued success of our portfolio. For example, Atomic is a category leader in ski equipment. Together, Atomic and Salomon give us a strong position in the ski equipment market. Peak Performance is an apparel and accessories brand with a passion for adventure and nature that fuels its technical design features. These additional brands add to the prowess of our portfolio and we believe have significant opportunity to grow leveraging the benefits of our platform.
The Amer Sports Group
We excel at identifying, developing and defining brands that meet our corporate vision. We empower these brands to autonomously connect with consumers and develop products to drive growth. Our platform supports the brands via scaled infrastructure and financial controls to accelerate performance. Our operations are subject to complexity and risk consistent with being a large global organization.We believe that the size and diversification of our platform mitigates risks and provides financial flexibility to invest prudently to meet the continuously evolving needs of consumers, to develop competitive advantages and to drive growth across the brands through a relentless focus on innovation. We also believe that our platform enables efficient integration, scaling and optimization of target opportunities that fit within our portfolio, as well as critical insight to inform divestiture decisions.
We govern our brands through management across the finance, supply chain, sustainability, communication, legal and compliance functions, among other areas. At the same time, we enable our brands through our group’s incubator model that provides shared learnings from data analytics across the platform as well as from the economies of scale and synergies of shared resources, including supplier services, distribution and logistics, human resources and enterprise IT infrastructure. We further serve our brands through access to shared, centralized business services, including customer service and treasury management functions. All together, these resources empower our brand leadership teams to focus on serving consumers through brand, product and go-to-market strategies that drive performance, and our global and scaled operating model enables larger, robust brand organizations to independently flourish.
Four values guide our behaviors and help us play by the same rules across the platform and around the world:
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Always Authentic: We stay true to who we are and build trusting relationships with integrity.

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Better Together: We take our diverse expertise to new heights and team up to grow stronger.

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Committed to Impact: We play the long game, guided by respect for people and our planet.

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Driven to Excellence: We play fair, aim for excellence and celebrate our wins.

Deeply Committed to Sustainability
As a global group of sports and outdoor brands, we believe we can foster more sustainable lifestyles, encourage mindful consumption, and promote well-being. While the sports and outdoor industry connects us with nature, we also understand it can consume our planet’s precious resources. Together with our brands, we are focused on managing the complex and challenging supply chains in our industry to build a sustainability culture that positively impacts our environment and the people whose lives we touch. As a participant of the UN Global Compact, Amer Sports Corporation, our wholly-owned subsidiary, aims to incorporate the Ten Principles of the Global Compact and to support applicable UN Sustainable Development Goals. In addition, we have committed to set science-based near-term and net-zero emission reduction targets at the group level, which we intend to submit to be validated by the Science Based Targets initiative (SBTi).
At the brand level, we are focused on sustainable business practices. For example, Arc’teryx opened five new ReBird™ Service Centers in the United States, Canada, Greater China and Japan. ReBird™ Service Centers offer consumers complementary repair services for their Arc’teryx gear, connecting consumers to the brand’s ongoing focus on improving circularity, including upcycling, resale, care and repair. Arc’teryx’s sustainability program, ReCare™, provides consumers with information on home care and field repair for

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their products, while the ReCut™ program diverts rescued textiles that are repurposed into original and coveted pieces. Salomon and Peak Performance have reduced the need for materials and transport by using 3D product samples for sales purposes and are looking to expand the use of 3D in consumer experiences and e-commerce. Further, Arc’teryx and Salomon have each set brand-level near-term science-based emission reduction targets for 2030 approved by the SBTi.
Our management oversees the implementation of our sustainability strategy. Cross-functional operational teams drive our efforts on sustainable business practices, led by the Amer Sports platform with participation across key brands and functions. Working groups plan and execute roadmaps on sustainability initiatives in key areas identified, such as climate change, circular economy, responsible procurement and supply chain, human rights, and diversity, equity, and inclusion. We also take our responsibility for the health and well-being of our own employees as well as the employees of our partners along the value chain seriously. Our membership in the Fair Labor Association highlights our commitment to working to uphold human rights in our global supply chain with initiatives to protect workers’ rights globally and drive long-term improvements through training and education, worker engagement, and integration into sourcing practices.
Our Transformation
In 2019, an international investment consortium consisting of ANTA Sports, FountainVest, Anamered Investments (an affiliated entity of Chip Wilson) and Tencent acquired Amer Sports (the “Acquisition”) with the goal of unlocking substantial underlying brand growth potential by transforming the business model, investing in the brands, expanding geographies and developing a multi-channel strategy. Following the Acquisition, our revenue growth has accelerated, with a CAGR of 20.4% from 2020 to 2022, while gross margins have expanded from 47.0% to 49.7% over the same time period. Concurrently, through a reinvented operating model and go-to-market strategy, we are experiencing an elevated connection with our target consumers.
Brand-direct Operating Model Delivering a Tailored Consumer Experience
Prior to the Acquisition, Amer Sports operated with a matrix organizational structure where key strategic decisions were made through a complex, consensus-forming process and executed across the portfolio and products, which we believe limited the brands’ growth potential. In 2019, we reorganized and simplified our corporate structure to reflect a brand-direct model within our three core segments designed to empower our brands and drive accountability. Under this new structure, the leadership team of each brand is responsible for developing its own brand strategy and executing it end-to-end throughout the value chain. Our segments, Technical Apparel, Outdoor Performance and Ball & Racquet Sports, each focus on specific areas of strength within the group. Each segment is in turn led by one of our top three brands. This segment focused brand-direct model provides each brand with significant autonomy over decisions across key approved functional areas including product innovation, design and development, marketing and sourcing as well as channel and geographic strategies.
At the same time, we have sharpened our strategic focus on the most attractive subsectors in outdoor and sports, driving our multi-channel strategy and the dominance of our core brands in large markets. We mobilize global resources of the Amer Sports platform to support our brands to create a differentiated and powerful growth engine. Since our transition to our new group structure and operating model, our brands have demonstrated strong momentum and accelerated growth.
Elevated Brand Positioning
In 2019, we conducted consumer insight studies to enhance our brands’ understanding of their target consumer demographics across key geographies. We expect our target consumers to be highly focused on technical performance and premium quality, and to aspire to own and utilize the best products regardless of whether engaging in sporting activities or navigating everyday routines. We continue to advance our products to meet our consumers’ needs, while enhancing our marketing strategies to clarify the premium brand positioning and drive a deeper emotional connection with consumers. We leverage creative product marketing, rich digital content, brand ambassadors and community building activities centered around the brands to create an authentic connection with the consumer that has resulted in stronger brand advocacy and

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loyalty. As our brands continue to grow, we will need to balance the risk of brand dilution with greater brand awareness, and if we are not able to maintain and enhance our brands, our reputation and results of operations may be adversely affected. Moreover, harm to our reputation could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners and other stakeholders.
Our brand-direct model provides the brands with creative freedom to communicate their vision in a cohesive manner across categories and geographies. A consumer in the United States or China can feel a similar connection to the Canadian Coast Mountain inspired Arc’teryx jacket or the detailed craftsmanship devoted to every pair of French-designed Salomon shoes. To match our reimagined brand messaging around premiumization, we narrowed our product portfolio across many brands to reposition our focus on premium items and reduce the number of entry-level products with lower price points. We believe elevating our brand positioning with differentiated premium products has led to strong consumer demand globally and rapid growth.
Strategic Transformation of the Go-to-Market Strategy
Through our brand-direct model, we have developed a better understanding of each brand’s target consumers, which has allowed us to elevate brand positioning and customize each brand’s go-to-market strategies to develop deeper and more meaningful relationships with consumers. These tailored go-to-market strategies are designed to effectively reach target consumers and drive traffic and conversion. For example, Arc’teryx is aligned with a DTC channel strategy because of its technical apparel product portfolio where it can leverage a retail store base to deliver an immersive experience to consumers.
Salomon is historically a wholesale driven business due to its legacy in winter sport equipment and relationship with specialty retailers for its footwear. However, with expanded consumer appeal and product portfolio breadth, Salomon has seen strong success in DTC in EMEA and Greater China. Wilson is predominantly focused on sports equipment through the wholesale channel, but its growing sportswear business is effectively utilizing owned retail, e-commerce and digital marketing to connect with younger consumers. In addition, since the Acquisition, both Salomon and Wilson have transformed their wholesale partnership networks with the aim to focus on high-quality partners who attract each brand’s target consumers.
We believe our brands and products are highly valuable to our wholesale partners, which provides us broad distribution for a core product set. At the same time, we have a dedicated product portfolio that is geared towards our DTC customers. Our focus on connecting with consumers through the DTC channel provides us with data-driven insights across the portfolio, and we leverage that information to drive continuous improvement in our product development, marketing strategies and overall consumer experience. Across our three core brands, our global owned retail network includes 133 Arc’teryx owned retail stores, 111 Salomon owned retail stores and 8 Wilson owned retail stores as of June 30, 2023.
Accelerated Brand Penetration in Greater China
We have leveraged key learnings from our long-term oriented owners to enhance our capabilities and performance in Greater China. As a result, we have grown our Greater China business significantly at a time when others were facing challenges or retrenching. We now have a deep understanding of the average consumer in Greater China and are able to deliver authentic, technical and premium products that align with consumer preferences. Our retail knowhow, including our ability to deliver a high-end, luxury oriented in-store presentation and execution capabilities have been upgraded significantly, allowing us to quickly identify and secure highly attractive store locations with desirable consumer foot traffic. For example, we have 64 Arc’teryx owned retail stores in Greater China as of June 30, 2023. The stores combined with our brand connects well with both pure outdoor adventurers and luxury consumers in Greater China. We also have 29 Salomon owned retail stores and a total of 55 Salomon distribution points (including owned retail stores and partner stores) in Greater China as of June 30, 2023, up from 13 in 2019. For Wilson, we recently became the exclusive NBA provider and licensee of basketballs, which is driving growth in the region, and the rapid adoption of winter sports in Greater China is driving Salomon and Atomic winter equipment sales.

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Our execution in Greater China has successfully increased our percentage of total revenue derived from the region from 8.3% in 2020 to 14.8% or $523.8 million in 2022, and we believe there is significant runway for growth in the region as we continue to roll-out retail locations across our brands and scale our e-commerce platform.
Assembled a Talented and Innovative Leadership Team to Execute the Transformation and Growth Strategy
In 2020, we hired Jie (James) Zheng as our Chief Executive Officer. Mr. Zheng also served as President of Anta Sports until 2023 and, prior to that, had a successful career in senior executive and sales roles at companies such as Adidas, Reebok and Procter & Gamble. We also attracted key senior management leaders including Michael Hauge Sørensen as the Chief Operating Officer, Andrew E. Page as the Chief Financial Officer and Victor Chen as the Chief Strategy Officer. These team members bring a wealth of corporate experience from global companies including Adidas, Reebok, Procter & Gamble, Boston Consulting Group, ECCO, Footlocker, General Electric, Pandora and Under Armour.
Importantly, we also reset the leadership in each of our segments and infused the organization with a deep bench of talent with experience growing global brands. We hired Stuart C. Haselden to lead Arc’teryx and Peak Performance. Mr. Haselden has experience with fast growing brands having previously served as the Chief Operating Officer and Chief Financial Officer at Lululemon Athletica as well other senior executive roles at brands such as J .Crew. We hired Franco Fogliato to lead Salomon. Mr. Fogliato has extensive outdoor experience with large global portfolios, having previously served as an Executive Vice President of Global Omnichannel at Columbia Sportswear with additional experience at The North Face and Billabong. We promoted Joseph Dudy to lead Wilson. Mr. Dudy has worked at Wilson for more than 28 years and has a deep understanding of the brand having previously served as Wilson’s Chief Financial Officer. Under his leadership, Wilson has experienced strong growth in racquet sports, including new racquet categories such as padel and pickleball, won a contract with the NBA to once again be its exclusive basketball provider and licensee, and deepened its relationship with the NFL. Lastly, we hired John Yao as General Manager of Amer Sports Greater China to closely coordinate brand success with global teams in this important region. John previously helped lead Nike’s business in Greater China for over 17 years.
In addition to resetting our leaderships teams, we have made considerable investments to attract top-tier industry talent across the Amer Sports group. We have attracted highly experienced and successful talent from some of the world’s leading brands. These talented individuals bring deep industry knowledge and capabilities in key areas such as brand marketing, product design, merchandising and DTC go-to-market strategies.
Rationalized Brand Portfolio
As part of our transformation, we performed a detailed evaluation of our brand portfolio to determine which brands are core to our strategic initiatives. We identified opportunities to rationalize our portfolio and divested Mavic in 2019, Precor in 2020 and Suunto in 2021. We are focused on core brands within our segments which have large market opportunities and significant upside potential, and we have allocated our capital and resources accordingly to achieve our strategic growth plan.
Recent Financial Performance
Our transformation has resulted in strong revenue growth, gross margin improvement and an increase in profitability. Comparing 2022 and 2020, we achieved the following results:
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increase in revenue from $2.4 billion to $3.5 billion, representing a CAGR of 20.4%

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increase in gross margin from 47.0% to 49.7%

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increase in net loss from $237.2 million to $252.7 million

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increase in Adjusted EBITDA from $311.4 million to $453.0 million, representing a CAGR of 20.6%

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Revenue (in millions)	Gross Margin (in millions)	Net Loss (in millions)	Adjusted EBITDA (in millions)

Our Competitive Strengths
We believe that the following competitive strengths have been key drivers of our success to date and strategically position us for continued success. Although we believe these competitive strengths will contribute to the growth and success of our company, our business is subject to risks that may prevent us from achieving our business objectives or otherwise adversely affect our business, results of operations or financial condition. See “Risk Factors” for a discussion of these risks, which you should consider carefully before making an investment decision to purchase our ordinary shares.
Iconic Leading Brands in Attractive Diversified Categories
Our dynamic portfolio of iconic brands is featured at the pinnacle of sports and power “winning moments” for professional athletes and amateurs alike. Our brands are defined by innovative, excellent products with superior quality, sustainability and thoughtful design, enabling them to be “market shapers” and leaders in intensely competitive markets for products, services and experiences. For example, Arc’teryx produces specialty climbing and mountain apparel worn from the foot to the peak of the Canadian Rockies, Salomon attracts the best atheletes with its footwear and winter sports equipment from the French Alps to trails across the world and Wilson Sporting Goods is a market leader for tennis equipment, baseball gloves, baseball and softball bats, basketballs and footballs. With multiple brands that are market leaders in their respective categories, we have a diversified, resilient portfolio. The consistency and profitability of our hard goods categories are complemented by multiple forward growth levers, including double digit, profitable growth in soft goods across large markets.
As a group, our brands are complementary to one another while also geographically and seasonally diversified. We serve a wide range of global athletic and outdoor activities year-round. The relationship among our brands positions us to outfit the outdoor athlete from head to toe. For example, an outdoor athlete can ski on Atomic in the winter, wear an Arc’teryx jacket when rock climbing in the fall and run with Salomon shoes year round. Our market leadership in numerous categories, combined with the diversification of our portfolio, allows us to serve consumers around the world at all times of the year and reduces the aggregate level of seasonality across our business. Nevertheless, changes in market trends and consumer preferences could adversely affect our results of operations.
2022 Revenue by Geography	2022 Revenue by Quarter

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Authentic Brand Connection with Consumers across Performance Levels
We believe our brands are individually and collectively genuine, true to the aligned group and brand values and purposeful in delivering on promises to our communities. The authenticity of our brands connects us to sports and outdoor enthusiasts who associate our brands with quality craftsmanship, leading innovation and a passion for athletics and the outdoors. An Arc’teryx consumer sees a high-end climbing and ski brand while a Wilson consumer sees it as a leader in tennis. Our credibility is supported by strong brand heritage along with professional athletes across sports leagues and activities choosing to use our brands’ products. At the same time, our products fit and appeal to consumers of all skill levels. This genuine brand equity helps us drive attention and traffic to our brands, with everyday consumers seeking to align themselves with the carefully crafted brand images we have curated over time.
Core to the identity of each of our brands is our mission to enhance consumer experiences. In doing so, our brands foster a sense of belonging. We create thriving communities that are passionate about the sports and activities we support and are loyal to our brands. Arc’teryx hosts community events at retail locations and in the outdoors that bring thousands of people together in an authentic way. At ski resorts globally, Salomon, Atomic, Armada and Arc’teryx brand awareness grows naturally as millions of outdoor enthusiasts see some of the most skilled athletes using our brands. We believe the authenticity of our brands attracts consumers, drives brand affinity and builds a growing loyal following.
Performance Products Driven by Consumer-focused Innovation
Our products are rooted in innovation and technical excellence, and set the standard for quality, function and style across their respective categories. Through a consumer-focused, design-led mindset, we emphasize understanding and meeting the evolving needs and demands of athletes and consumers. Our innovation processes are institutionalized through continued investment in research and development at our innovation centers. These include the Wilson Innovation Center in Chicago, Arc’teryx design centers in North Vancouver, Portland and Tokyo and Salomon’s Annecy Design Center in France. Our teams are constantly testing new ideas to improve our current offering and to be the first to commercialize new products, while balancing the potential lack of receptivity of new products, as well as shifting consumer preferences.
Our brands are supported by former competitive athletes who enjoy an active lifestyle and have a desire to lean into hard problems and apply design to create possibility. We have an expansive network of hundreds of professional athletes and ambassadors across our brands who we actively collaborate with. We gather feedback, insights and ideas from them to incorporate into our designs. This direct feedback drives our product innovation engine and results in high-end products that are trusted by our consumers. We leverage advanced technologies to constantly improve our products and reaffirm the pricing power our brands command. For example, we are using artificial intelligence to design a baseball bat with a larger sweet spot, we have used 3D printing to create an airless basketball, and we use sensors and cameras on skiers to improve ski edge designs. Design features across our brands include Arc’teryx and Salomon developing new, greener membranes with Gore-Tex for their jackets and shoes, improving the waterproofing and breathability, Salomon’s patented Sensifit footwear technology providing precise and comfortable fit in combination with the differentiated Quicklace system and Wilson’s cushion core carcass in its basketballs designed to ensure an easy grip for players. In recent years, design teams at our brands have also invested in the development of products, packaging and services with a sustainability focus, such as Wilson’s Triniti™ tennis balls made of certain materials that enhance product longevity and using recyclable packaging and Salomon’s MTN Summit alpine boot with eco-designed features. Our products’ shape their respective categories with innovative technologies fueled by our deep commitment to rigorous research and development.

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Select Product Innovation Examples by Brand

Alpha SV Jacket	Vapor Harness	Norvan SL

The Alpha SV disrupted the industry and continues to drive innovation with game-changing design-elements like dramatically reduced seam size and laminated pockets, challenging convention and raising the bar in outdoor apparel construction. Complex patterns and articulation provide a three-dimensional fit, delivering protection, range of motion, and streamlined fit without tension or adding unnecessary material.

The Vapor is an anatomically shaped, 360º thermo-moulded climbing harness. Its heat-moulded swami and leg loops allow for reduced padding and bulk, increasing comfort and performance and setting the standard in climb. The Vapor introduced the idea of dynamically-designed performance product for Arc’teryx, something that has extended from Vapor into everything from harnesses to jackets to gloves.

One of the lightest trail shoes on the market, this silhouette serves an athlete looking for weightless, supportive, confident durability. The highly abrasion-resistant Matryx® Micro, knit collar and the surefooted Vibram® Megagrip™ outsole’s LITEBASE technology delivers durable performance while shedding as many grams as possible.

Sensifit	Contagrip	Quicklace

Sensifit footwear technology is designed to cradle the foot from the midsole to the lacing system, providing a secure, snug, and virtually customized fit all around the foot.	Contagrip uses a proprietary traction technology that is a combination of rubber outsole compounds and a lug profiles designed to provide superior traction and grip across all terrain.	The patented closure system for fast and easy fit adjustment on the fly. The original dynamic shoe lacing system continues to be a leader in the industry in low weight, durability and repairability.

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Extended Range Tech	Blade Racket	Limitless Mini Skirt

Advanced internal construction redistributes the weight of the ball, making the ball easier to shoot from long range	Enhanced, firmer feel that increases stability and creates a more connected-to-the-ball feel	Ventilating, quick-drying and ultra-breathable anti-odor fabric with compression undershort lined with multiple storage pockets
Global Market Access with Scale and Global Points of Presence
Collectively, we are a scaled global business with diverse geographic reach and distribution. In 2022, 42% of our revenue was from the Americas, 36% in EMEA, 7% in Asia Pacific excluding Greater China, and 15% in Greater China. All around the globe, our brands are guided by a consumer-first mindset and meet consumers exactly where they shop, in both digital and physical spaces. Each brand boasts a multi-channel distribution strategy that is tailored to the brand’s product assortment. For example, Salomon has strong access to key specialty retailers in remote mountain locations where consumers buy trail running and winter sports equipment, where the customer base differs significantly from sporting good chains. Arc’teryx is oriented towards a DTC model with next generation retail locations that illuminate the brand identity and resonate with consumers, tailored to consumer preferences by region.
As a group, we deploy a vertically integrated, DTC mindset, while leveraging our network of strong wholesale relationships. We are increasingly emphasizing our owned e-commerce and building out our owned retail distribution around the world. As of June 30, 2023, we have over 300 owned retail stores and growing. Our owned retail stores serve as attractive marketing tools that elevate the consumer experience, and, with the help of in-store activations and events, enhance brand loyalty, build communities and generate a strong return-on-investment. Our owned retail benefits our global e-commerce business, which has grown significantly across all brands, up 88% from 2020 to 2022. The combination of our wholesale and DTC channels, along with our global infrastructure allow our brands to connect with consumers conveniently and seamlessly around the world.
While our business and revenues are geographically diverse, this is the aggregate result of an extensive global footprint built and expanded at the local level and fostered over decades. Today we have owned retail stores in 24 countries representing generations of investment in local communities, which allows us the flexibility to tailor our approach to best meet the needs of local markets. We are nimble across markets and able to replicate success of new product launches in one region globally in a short period of time given our investments in our growing worldwide network.
Differentiated Operating Model Supporting Our Brands
Our global platform supports the brands in key functional areas such as financial controls, capital allocation, compliance and sustainability. IT infrastructure, cybersecurity, vendor administration and

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communication functions are areas in which we seek to ensure the ongoing protection of shared assets. We also serve the brands in areas such as human resources, financial reporting, automation and continuous technological improvement. Across these functional areas, our brands benefit from infrastructure that they would not be able to build cost efficiently as stand-alone entities. The scale advantages of our platform can be observed in the over $1.4 billion in annual procurement spend we undertake across approximately 180 suppliers in 31 countries as well as 19 distribution centers, of which we operate 9, globally as of June 30, 2023. In essence, our brands enjoy the benefits of access to a high-quality global supply chain commensurate with a greater than $3 billion revenue platform. The shared resources not only create synergies for the brands across each of our segments, but also empower them to prioritize and optimize brand strategy and performance.
Proven Ability to Win in Greater China
Since 2018, our capabilities in Greater China have expanded as our group headcount in the region has increased from approximately 450 to 750 employees as of June 30, 2023. We have realized significant success in the region through a commercialization strategy specific to the Chinese market. Our leaders are empowered to make decisions quickly so that we can compete to win in a dynamic and evolving Chinese retail landscape. While the brand experience for consumers is consistent with each brand’s global ethos, we employ localization strategies that resonate with Chinese consumers. For example, Arc’teryx’s loyalty program includes over 1.5 million members in Greater China as of June 30, 2023, having grown from only fourteen thousand in 2018 due to the brand’s ability to leverage tools such as WeChat to accelerate loyalty member enrollment.
Our strategy in Greater China also leverages a precise retail rollout combined with operational excellence. Store locations are selected using detailed data analysis, and we are keenly focused on optimizing store size and store-level productivity. Each location seeks to bring to life our authentic brand stories. Our operational excellence allows us to refresh retail inventory on a regular cadence, helping to drive consistent traffic and excitement in our stores and facilitating a luxury experience. We have already demonstrated success in Greater China, having grown our revenue from $202.3 million in 2020 to $523.8 million in 2022, representing a 60.9% CAGR, and operating margins in the region exceeds the margins of the business overall. In addition, while our initial success in Greater China was largely related to growth of Arc’teryx, we have developed a repeatable playbook with Salomon, which grew its revenue in Greater China by 75% from 2021 to 2022.
We believe we are in the preliminary stages of addressing our growth opportunity in Greater China as our brands continue to be recognized and appreciated by consumers in Greater China, while our proven ability to tailor and execute a regional strategy highlights our global potential.
Highly Experienced Management Team with Deep Bench of Talent
Our strategic vision, operational execution and company culture are driven by our executive leadership team, which has a proven track record in developing sportwear brands on a global scale. At the brand level, we have a deep bench of leaders that have significant experience building DTC retail strategies and unrivaled expertise in accessing fast growing markets. Our brand CEOs operate with a high degree of autonomy and support from group management. Within each brand organization, we have highly talented individuals executing key functionalities, including brand marketing, product development and operations. Across the organization, one third of employees at the top two leadership tiers of the company are individuals hired within the last two years, allowing for fresh perspectives to partner with experienced talent driving strong execution.
Our Growth Strategies
We have established comprehensive growth strategies across each of our brands, founded on the pillars of product innovation, geographic expansion, channel mix optimization and increased brand awareness. We intend to leverage both the intrinsic strengths of our brands and the synergistic benefits of our platform to pursue the following growth strategies:

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Leverage Innovation Leadership to Strengthen Core Categories and Scale Newer Categories
The foundation of our brands’ success comes from an ability to innovate and create products that appeal to both elite athletes and everyday consumers. We believe our innovation model, which has been institutionalized across brands in each of our three segments, will allow us to expand our market shares within core categories, as well as tactically scale in newer categories.
Within Technical Apparel, Arc’teryx employs a hands-on, iterative product development process enabled by on-site proto-typing and rigorous on-mountain testing with world-class athletes. The Canadian Coast mountains, in the backyard of Arc’teryx’s North Vancouver Headquarters, provide the ultimate testing grounds for the brand’s products. Core innovation enables products like the Alpha SV waterproof breathable “hardshell” jacket to consistently be among Arc’teryx’s top selling products, supporting the brand’s market leadership within outdoor technical apparel and driving continued topline growth. Along with core outdoor category growth, Arc’teryx plans to grow its women’s category, where it has invested in new design leadership, including an expanded assortment, color palette and updated fits, along with rigorous engagement with female athletes to further expand market share with female consumers. For new product development, Arc’teryx recently opened a footwear development office in Portland, Oregon to be able to provide a more comprehensive offering to the outdoor consumer, while also further diversifying product line seasonality. Arc’teryx is also expanding its product portfolio through its popular contemporary urban lifestyle line, Veilance. These new categories are supplemented by sustainability programs, including ReCare™ and ReCut™. ReCare™ provides consumers with information on home care and field repair for their products, while the ReCut™ program diverts rescued textiles that are repurposed into original and coveted pieces.
Within Outdoor Performance, Salomon is deeply committed to innovation in footwear, reflected by its world-class design center in Annecy, France, along with a professional athlete collaboration program to design next-generation products. Through trail running, Salomon has been influential in shaping the modern outdoor footwear industry, rich in heritage of the French Alps. These innovations fuel the future of the sport, recently being worn by Courtney Dauwalter as she set back-to-back records at the Western States Endurance Race 100-mile run, and three weeks later, in the Hardrock 100 with the same pair of S/LAB Genesis shoes. S/LAB is the brand’s halo collection of specialty running and Nordic ski systems which have won races from the UTMB in Chamonix France to the 2022 Olympic Winter Games in Beijing, China. The brand’s ADDIKT PRO on-piste ski line is made with recycled ABS sidewalls, demonstrating Salomon’s leading innovation.
Historically, innovation has supported the evolution of Salomon’s iconic products like the XT-6, which was launched in 2013 and originally designed for ultra-distance trail runners under harsh conditions. This silhouette now creates the foundation of Salomon’s rapidly growing Sportstyle line, which creates a blend between function and fashion that is loved by athletes and consumers alike and represents a significant opportunity for the brand. Salomon Sportstyle footwear has become so culturally relevant that the MM6 Maison Margiela x Salomon Cross Low shoes have been worn by global superstars, including during the Super Bowl LVII halftime show, which was viewed by more than 115 million people globally. Sportstyle is the fastest growing collection in the Salomon brand with revenue over $90 million in 2022.
Salomon also demonstrates an unwavering commitment to producing high-quality equipment for winter sports. During the 2022 Winter Olympic Games in Beijing, athletes using Salomon products went on to win 28 Olympic medals, showcasing the technical excellence the brand’s winter sports equipment from skis, ski boots, ski bindings, snowboards, snowboard boots and bindings. Two-time World Cup Overall Alpine ski racer Marco Odermatt has relied exclusively on Salomon ski boots and bindings in his wins. Salomon intends to continue leveraging its premier innovation capabilities to improve existing product lines as well as develop new products to drive growth and increase market share.
In Ball & Racquet Sports, Wilson’s in-house innovation capabilities, anchored by its innovation center located in Chicago, provide a competitive advantage and an engine for continuous growth. The brand’s significant scale, particularly compared to mono-sport competitors, allows Wilson to make significant investments in research and development. The innovation process leverages key insights from technical scientists, engineers and designers who have a deep understanding of sports and the technical needs of athletes

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who use Wilson products. For example, as of September 1, 2023, 27% of the top 100 men’s tennis players and 42% of the top 100 women’s players in the world use Wilson rackets.
Other recent innovation examples include a Louisville Slugger baseball bat that uses simulation software combined with artificial intelligence, first utilized in the golf space and then expanded to baseball, to enhance the contact sweet spot, or the Evo NXT basketball that redistributes the weight of the ball with an advanced internal construction, making the ball easier to shoot from long range. New product introductions accounted for approximately 21% to 22% of revenue each year from 2020 to 2022 for Wilson. These product innovations drive market share growth in core sports as well as adjacent categories such as the increasingly popular games of padel in Europe and pickleball in the United States.
As a new growth lever, Wilson is expanding its reach in soft goods categories in addition to sports equipment. Wilson is already experiencing success with its Tennis 360 Softgoods strategy, which involves launching tennis footwear and increasing exposure to apparel and represented 3.7% of total Wilson sales during the year ended December 31, 2022. We believe this category will continue to grow as a larger contributor to the Wilson business and help fuel broader brand engagement.
Across segments, our plans to innovate, expand our product offering and successfully implement our growth strategy may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and reduce our revenue and profitability.
Further Penetrate Key Markets and Strategically Broaden Our Geographic Footprint
While our brands across each of our three segments have achieved global recognition, there are specific markets where they enjoy greater prominence: Arc’teryx in North America and Greater China, Salomon in Europe and Wilson in North America. By capitalizing on our existing global presence and leveraging our brands’ strengths, we have a significant opportunity to strategically increase our presence in existing and new geographies by cultivating new customer bases where there is promising market demand and ample room for growth.
Within Technical Apparel, Arc’teryx’s future geographic growth will be grounded in its historical momentum in North America and Greater China, with considerable opportunity in Europe and the rest of Asia Pacific. In North America and Greater China, the brand operates 44 and 64 owned retail stores, respectively, as of June 30, 2023. Since 2019, the brand has opened 30 stores in Greater China, as well as 17 stores in North America, including 8 new stores to date in 2023, with plans to open 4 more by the end of the year. The brand intends to continue developing its retail real estate portfolio in these markets to drive brand awareness and growth. In Europe, there are retail opportunities in large metro areas such as Paris, as well as iconic, outdoor locations across the Alps, including Chamonix, France, Zermatt, Switzerland and St. Anton, Austria, where important community-building “mountain stores” are targeted to create authentic brand positioning.
Within Outdoor Performance, while Salomon is relatively well known in Europe, we believe brand awareness is significantly lower in Greater China and the United States. These markets represent strong growth opportunities as the technical performance, innovative design and premium nature of the brand’s products, especially within footwear, align well with consumer preferences in these markets. In Greater China, Salomon has successfully opened 29 owned retail stores as of June 30, 2023 and has plans to accelerate its retail rollout in this market. Despite still emerging brand awareness, Salomon enjoys specialty niche market positioning in the United States, including being well known for its winter sports equipment. According to the Circana/Retail Tracking Service, it is the number two outdoor footwear brand in the United States for the three months ended March 31, 2023, based on dollar sales.
Within Ball & Racquet Sports, Wilson has a compelling opportunity to leverage its reputation for technical excellence in various sports activities, stemming from its historical success in the North American market. Wilson plans to expand its market leadership in North America while driving growth in both Greater China and Europe. In these newer markets, Wilson plans to leverage its partnership with the NBA as well as capitalize on increasing participation in sports and outdoor activities such as tennis. In Greater China, we believe that higher levels of participation in sports by children, young adults and women provide an

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opportunity to leverage the Tennis 360 Softgoods strategy to drive apparel and footwear growth while also developing a strong brand relationship with a large and dynamic consumer base. In Europe, Wilson plans to leverage its product authority in racquet sports to drive market share gains in padel, which is a popular fast-growing sport in the region. Fast growing sports like padel and pickleball are also fragmented and provide Wilson an opportunity to innovate on currently relatively standardized equipment.
Optimize Go-to-market Strategies to Conveniently Engage Consumers
Each of our brands employs a customized go-to-market strategy that is tailored specifically to the brand’s attributes and designed to effectively reach and captivate consumers. We remain committed to further refining and enhancing our go-to-market strategies with the goal of expanding our market presence, fostering customer loyalty and driving growth. Our DTC strategy will continue to require significant investment and management focus and may present risks and challenges, while our wholesale strategy may be impacted by the strength of our relationships with our wholesale partners.
Within Technical Apparel, for Arc’teryx, the DTC channel is the primary vehicle to engage consumers and drives both online and offline conversions. The DTC channel allows Arc’teryx to seamlessly leverage grassroots community marketing strategies and provides for a more agile inventory management model focused on consistent flow of fresh product. While Arc’teryx has a selective wholesale footprint that will remain an important element in its distribution strategy, we expect owned retail and e-commerce to continue to enable DTC to be the brand’s fastest growing channel.

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Retail Brand Stores:   Elevated brand stores provide a critical space for Arc’teryx to engage directly with consumers, showcase products and build community. Its retail store strategy has evolved to include three differentiated store formats with square footage generally ranging from 1,000 – 10,000 sq ft. With multiple store formats, the brand has expanded its retail store network, with a focus on global retail hubs like Shanghai and New York. The brand stores are highly productive with an average sales per square foot of approximately $1,400 for the twelve months ended June 30, 2023. Brand stores generally have been profitable with a target payback period in the 24−30 month range, based on our North America owned retail stores for the twelve months ended June 30, 2023. The ReBird™ Care and Repair centers, incorporated in several new stores opened since 2022, have been an important element of the brand’s immersive store experience, not only to enhance our efforts in improving the circularity and reusability of our products, but also to drive traffic and consumer engagement.

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E-commerce:   Arc’teryx’s digital platform is a catalyst for the business across all channels by growing brand awareness and serving as a global “storefront” for products and brand identity. We believe the Arc’teryx e-commerce platform will continue to grow as brand awareness accelerates through brand and community marketing investments, which contribute to Arc’teryx’s ability to adapt its business based on consumer data received from this platform.

Within Outdoor Performance, we have optimized Salomon’s go-to-market strategy from a traditional wholesale model to a modern and balanced consumer-centric retail strategy. The strategy is designed to elevate the brand by selectively choosing premium wholesale partners, curating and segmenting the inventory assortment with them, while also reaching more consumers on a direct basis through owned retail and e-commerce and providing engaging consumer experiences. While the channel mix remains primarily wholesale, DTC has grown significantly from 18% of brand revenue in 2020 to 21% in 2022 in an effort to drive penetration globally.
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Direct-to-Consumer:   The brand has a strategic retail expansion plan, focusing on the development of multi-sport, experiential store formats in select major global cities, such as Paris and Milan, as well as increasing the number of Sportstyle focused stores in Greater China. For e-commerce, Salomon recently redesigned its website with a vision to inspire, guide and equip new and returning consumers to unleash their potential through mountain sports. We believe the platform provides an immersive and frictionless brand experience which has led to increased traffic and conversion. We expect growth on the e-commerce platform to scale with retail expansion as brand awareness increases and Salomon builds larger brand communities.

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Wholesale:   Salomon targets high-quality wholesale partners, including specialty retailers, globally to attract new consumers. The brand collaborates with partners to drive higher per door productivity.

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Many of the brand’s specialty retailer partners focus directly on Salomon’s core competencies, including product expertise in hiking and trail running. Within outdoor and trail running shoes, Salomon is focused on consolidating the number of accounts and improving productivity. Within the Sportstyle category, Salomon is similarly focused on improving productivity while expanding the number of retail partners carrying the brand’s products. Salomon intends to further increase its number of strategic wholesale accounts in Europe, especially in underpenetrated areas of Western Europe, as well as the United States where Salomon seeks to target top-tier sporting goods retailers.
Within Ball & Racquet Sports, Wilson Sporting Goods’s go-to-market strategy revolves around highly productive wholesale relationships complemented by owned retail stores and an e-commerce platform that create excitement around Wilson’s categories and elevate Wilson’s brand. The wholesale channel is pivotal for Wilson as we believe many consumers prefer to shop in stores where expert recommendations are available and can be critical to driving the point-of-sale for sporting goods. Over 50% of Wilson’s wholesale revenue in 2022 came from differentiated specialty retailers. Through strong wholesale relationships and a complementary DTC strategy, Wilson aims to continue increasing consumer engagement in the appropriate channels. Importantly, while Wilson’s owned store footprint is expected to remain relatively small and targeted, these stores serve as important consumer touchpoints to build engagement with the brand in high-quality, immersive retail environments.
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Wholesale:   Wilson’s wholesale channel comprises more than 15,000 wholesale partners globally as of December 31, 2022, balanced between traditional and specialty retailers and smaller pro shops and country clubs. Through internal, specialized sales teams, Wilson closely collaborates with its wholesale partners to deliver a premium and educational consumer experience that drives brand productivity. From 2020 to 2022, Wilson meaningfully increased wholesale productivity with two of its top wholesale partners, Dick’s Sporting Goods and Academy, each increasing revenue by 101% and 73%, respectively. As Wilson continues to deliver superior products, it intends to continue increasing productivity and shelf space with strategic wholesale partners.

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Direct-to-Consumer:   Wilson leverages DTC channels to complement its wholesale strategy by increasing brand awareness and elevating the brand. Wilson has owned retail stores in strategic locations, such as New York City and Chicago, which provide an immersive consumer experience and illuminate Wilson’s leadership across categories. The brand’s retail strategy is complemented by a global e-commerce platform with innovative digital capabilities, such as a direct-to-team baseball offering that leverages Wilson’s dynamic portfolio of brands and connections with baseball academies, clubs and organizations. Overall, we believe DTC will continue to play a critical role in driving traffic and conversion for Wilson in both the DTC and wholesale channels as brand equity and awareness grow.

Grow Brand Awareness, Expand Our Communities and Increase Customer Loyalty
We believe efforts to drive higher levels of brand awareness and increased customer loyalty across key markets are critical for each of our brands to achieve their commercial potential. As such, each brand has developed robust global marketing programs that build on the authenticity of each brand through strategies ranging from “grass roots” local community activities, to large scale global on-mountain events, to sophisticated original content and social media campaigns that leverage digital marketing.
Within Technical Apparel, Arc’teryx has created a reputation of authenticity and an uncompromising standard of excellence. The result has created a passionate, loyal following for the brand. However, Arc’teryx global brand awareness levels are relatively low when compared to more established premium outerwear brands. The brand plans to tactically increase brand awareness and curate more passionate communities through the following global strategies:
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Arc’teryx Academies:   Each year, Arc’teryx hosts several global events in some of the most iconic alpine destinations around the world such as Chamonix, France; St. Anton, Austria and Whistler, British Columbia. Each Academy focuses on a different mountain sport discipline and is open to the public. In 2022, these events saw over 17,500 attendees and generated 76.5 million media impressions.

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Store-Driven Events:   Arc’teryx’s events enable the brand to connect to the communities surrounding the brand’s stores. These events range from design discussions, music performances, to speaker series hosted both in-store and online.

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Original Content + Digital and Social Media:   In 2022, Arc’teryx has produced 15 original content films with talented filmmakers that featured sponsored athletes. These films included examples such as Unfinished Business, a documentary about Greg Hill summiting all 20 peaks of the Spearhead Traverse in one day and Keep It Real, a video on the underground UK bouldering scene that provided original content to enable authentic brand storytelling across social media channels. We believe original content combined with digital marketing strategies will increase Arc’teryx brand awareness globally.

Within Outdoor Performance, while the Salomon brand has existed for more than 75 years, we believe there is an opportunity to grow brand awareness globally, particularly in North America and Greater China. To drive brand awareness, Salomon plans to use the following integrated, brand-first marketing strategy to communicate key product stories:
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Television, Digital and Social Media:   Using television, digital and social media, Salomon plans to effectively communicate its brand story to a large audience of consumers and form a deeper connection. For example, in 2022, Salomon unveiled the new “Tomorrow is Yours” campaign aimed at inspiring a wider, younger and more diverse audience to connect with the outdoors. We believe this comprehensive global campaign increased brand awareness and perception globally.

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Brand Ambassadors:   Professional athletes trust Salomon in the most demanding competitive environments, which is the greatest form of product validation. In total, more than 600 professional athletes across trail running, snowboarding and alpine and Nordic skiing actively use Salomon products. These athletes provide individual product and brand storytelling opportunities to drive awareness.

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Loyalty Program:   In 2022, Salomon launched its loyalty program, S/Plus which allows consumers to earn points for each purchase, access exclusive products and receive other members only benefits. The S/Plus program had over 1.2 million members as of December 31, 2022, the first year of its existence.

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Original Content:   Salomon.tv originated in 2009 as the original branded content platform in sports. As of June 30, 2023, more than 245,000 subscribers view 6-10 original and authentic stories per year highlighting athletes, sports, products and community.

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Events:   Salomon has developed a leading series of running events in some of the most iconic outdoor destinations around the world called The Golden Trail Series (“GTS”). These events are the only running events in the world designed and developed for a global television audience. In 2023, GTS events will be broadcasted on Eurosport across 53 countries. Salomon plans to further increase spending to add events in Japan and Greater China to complement the United States and European races, entrenching Salomon as the leading global brand powering the sport of trail running.

Within Ball & Racquet Sports, Wilson has recently elevated its brand through consistent, cohesive brand messaging across sports categories. Today Wilson is thoughtfully balancing product marketing and brand marketing to engage consumers, and it intends to continue growing its brand awareness in key global markets through the following strategies:
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Professional Partnerships:   For more than 110 years, Wilson has been and continues to be a part of championship-level performance for some of the world’s best athletes and iconic sports leagues. These endorsements and partnerships serve as a competitive advantage, providing a differentiated opportunity to convey a story around “Play What the Pros Play”. Wilson plans to continue leveraging these partnerships with both professional leagues and young aspiring talent across sport activities to build brand awareness globally.

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Strategic Marketing:   Known for product excellence across sport categories, Wilson is establishing a cohesive brand identity that sources and amplifies brand equity from each categories’ leadership and authenticity, effectively shifting from category marketing to brand marketing. Wilson leverages digital marketing, social media platforms, experiential concepts and collaborations with brands such as KITH to deliver authentic brand and product messaging to consumers. The digital marketing strategy combines personalized targeting, engaging content and data-driven optimization to build brand awareness and drive consumer engagement. In 2022, the brand launched a marketing program

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for everyone to “Live Like an Athlete”, which immediately increased the brand’s social media engagement. Wilson continues to build on this brand momentum through the Wilson Tennis 360 Softgoods strategy and a comprehensive brand campaign delivered in 2023.
Leverage the Amer Sports Platform to Scale All of Our Brands
We have laid the foundation and infrastructure to enable premium brands to thrive and scale on the Amer Sports platform. The ability for brands to chart their own consumer-centric strategies while leveraging the global scale and capabilities of our platform provides an opportunity for all our brands across each of our three segments to accelerate their growth in a profitable manner. For example, Atomic and Peak Performance have an opportunity to leverage our platform to increase their presence globally. Atomic is a leading player in winter sports as validated through the use of Atomic equipment by some of the world’s best alpine athletes, including Mikaela Shiffrin. We intend to leverage this professional brand halo to capture additional market share in the global winter sports equipment industry and further extend the Atomic brand to apparel and accessories. Given its Nordic roots, Peak Performance has a strong following within EMEA; however, there is an opportunity to expand the brand globally in the Americas, Greater China and Asia Pacific.
Our Market Opportunity
Our brands operate across several markets, including the athletic apparel, athletic footwear and sports equipment markets. These are global markets and form a collective market opportunity of approximately $522 billion as of 2022.
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Global Athletic Apparel Market:   According to Euromonitor International, the global athletic apparel market represented $220 billion in annual spend in 2022 and is expected to grow at a 6.4% CAGR though 2027.

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Global Athletic Footwear Market:   According to Euromonitor International, the global athletic footwear market represented $152 billion in annual spend in 2022 and is expected to grow at a 6.8% CAGR though 2027.

We believe our global capabilities and presence, especially within Greater China, positions us well to drive growth in the athletic apparel and athletic footwear markets globally.
	Athletic Apparel		Athletic Footwear
	2022	’22−’27 CAGR	2022	’22−’27 CAGR
	($ in billions)
North America	$104.5	5.5%	$48.5	4.7%
Greater China (1)	$22.7	9.0%	$30.3	8.8%
Asia Pacific (2)	$22.1	8.6%	$19.8	9.2%
EMEA	$46.4	4.6%	$29.5	5.3%
Rest of World	$24.0	8.4%	$24.0	8.2%
Total	$219.6	6.4%	$152.1	6.8%

(1)
Consists of mainland China, Hong Kong, Macau and Taiwan.

(2)
Excludes Greater China.

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Global Sports Equipment Market:   According to Statista, the global sports equipment market represented $150 billion in annual spend in 2022 and is expected to grow at a 6.5% CAGR through 2027.

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We believe the following trends influence the industries within which we operate and how consumers make their purchase decisions:

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Health & Longevity:   We believe one of the lasting effects of the COVID-19 pandemic is an increased focus on health and longevity, resulting in increased participation in sports across genders, ages and geographies. For example, according to a survey conducted by a third-party research consulting group, approximately 50% of US consumers reported wellness as a top priority in their daily lives in 2022, an increase from 42% in 2020. We believe this increased focus on health and longevity is a trend that will continue and will drive consumers to purchase sports apparel, footwear and equipment to facilitate a healthy lifestyle through sports and outdoor recreation.

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Increased Casualization:   There has been a shift towards more casual apparel and footwear options for daily use, a trend that has been accelerated by COVID-19. This casualization trend drives the need for products that can offer versatility across of a variety of use cases, whether in the office, or participating in outdoor activities. We believe our premium apparel and footwear products provide the necessary style, comfort and technical performance to allow consumers to seamlessly transition from one activity to the next while feeling confident throughout the day.

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Growth in the Premium Consumer Segment:   Our brands target consumers who seek high-quality, premium performance products to help them perform at their best and feel confident on-and-off the court. According to the Credit Suisse 2022 Global Wealth Report, the number of adults globally with a net worth of $100,000 or more, which we define as the premium consumer segment, has increased from 358 million in 2010 to 689 million in 2021, representing a CAGR of 6.1%. We believe our brands and products are positioned as premium products and enable us to capitalize on growth in the number of premium consumers.

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Sustainable Consumption:   We believe sustainable consumption is at the forefront of many consumers’ decision whether to engage or transact with a brand. According to a recent third-party survey of U.S. consumers, sustainability is increasingly influencing consumer behavior. We believe the consumer’s focus on sustainable consumption will be a continued trend and that consumers will seek out sustainability minded companies when making purchases.

Our Brands and Products
Our portfolio consists of 11 globally recognized brands in our three segments: Technical Apparel, Outdoor Performance and Ball & Racquet Sports.
Technical Apparel
Arc’teryx
Founded in 1989 in North Vancouver, British Columbia, Arc’teryx is an outdoor apparel brand built on the principle of obsessive, precise design and construction. Arc’teryx gear pushes the boundaries of performance and enables adventurers to excel in their outdoor pursuits. The products are known for their minimalist design, sleek and streamlined aesthetic, highest-quality craftsmanship with special construction and durability to withstand the rigors of extreme outdoor adventures. Arc’teryx has been shaped by the Canadian Coast Mountain Range where its headquarters are located, a remote area with challenging terrain that provides the perfect environment for the brand to test products in real-world conditions. We believe this resource allows the team to create some of the best-fitting, longest-lasting, and highest-functioning technical products with unrivaled performance at the point of extreme need.
Arc’teryx’s product offering includes technical outdoor apparel, footwear and accessories, including climbing gear.

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Atom LT Hoody ($300)	Alpha SV Jacket ($800)	Acrux LT GTX Boot ($400)	Bora 75 Backpack ($360)
Peak Performance
Peak Performance is an apparel and accessories brand born in the Swedish mountains out of a love for skiing in remote terrain. The brand’s passion for adventure and nature runs deep. Peak Performance is for like-minded souls with an urge to explore wild and beautiful places, both near and far, from the mountains to the city. Together with friends or alone, for clearing heads and reconnecting with nature, commuting to work or simply hanging out, all Peak Performance products have the same purpose: to empower the freedom to be adventurous and live everyday life to the fullest, 365 days a year.
Outdoor Performance
Salomon
Born in the French Alps in 1947, Salomon is the modern mountain sports lifestyle brand. Salomon creates premium footwear, apparel, gear and winter sports equipment that focuses on superior design and function. The brand’s success in winter sports propelled it to diversify into other outdoor sports, namely trail running, road running and hiking. Today, Salomon is one of the global leading trail running brands with athlete success at all levels of the sport. Their footwear is widely recognized for its durability, functionality and performance. Salomon’s products are conceived by highly experienced and expert engineers, designers and athletes in its Annecy Design Center in France.
Salomon’s product offering includes hiking and running footwear, functional apparel, skiing and snowboarding gear and lifestyle footwear.

S/LAB PULSAR 2 Trail Shoes (€180)	Bonatti Trail Jacket (€230)	Sportstyle XT-6 Shoe (€180)	S/RACE GS Skis (€1150)
Atomic
Founded in 1955 in the heart of the Austrian Alps, Atomic is one of the world’s largest ski-manufacturer by revenue. The brand designs and produces skis used by some of the top competitors in the

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world across every discipline. From World-Cup racing to the X-Games, Nordic to ski mountaineering to the most demanding backcountry adventures, skiers like Mikaela Shiffrin, Hermann Maier and Chris Benchetler all trust Atomic to bring them to the finish line. In turn, these and many other elite skiers provide feedback from the highest levels of competition and performance to help guide research and development and innovation at Atomic. Through its passion for skiing, with leading quality and technological innovations, the brand drives the sport of skiing forward.
Armada
Armada is an athlete-focused ski brand. Rider-driven, design obsessed, and with technologically superior products, it is the reference for modern skiing and the mountain lifestyle. Armada was founded in 2002 and as of December 31, 2022, distributes products in 29 countries globally.
ENVE
ENVE Composites is dedicated to being the most desired aftermarket brand in the bike industry and delivering performance without compromise. Founded in 2007 in Ogden, Utah, ENVE serves the four key disciplines of cycling including: mountain, road, triathlon and gravel.
Ball & Racquet Sports
Wilson
Founded in 1914 in Chicago, Illinois, the Wilson brand is a leading manufacturer of high-performance sports equipment, apparel, footwear and accessories, with more than a century of innovation, history and heritage in racquet sports, baseball, softball, football, basketball, volleyball, soccer and golf. Wilson has a legacy as the top-of-the-line sports equipment and is associated with legendary athletes, including Roger Federer, Russell Wilson and Jamal Murray, among many others. In addition, professional sports leagues, including the NBA, WNBA, NFL, and two Grand Slam Tennis Championships, as well as the NCAA, use Wilson products for competitions. These athletes and leagues add to the credibility and reputation of Wilson’s superior products, make it one of the world’s most recognized and respected brands and contribute to Wilson’s authenticity and leading market positions across sports. Quality and performance are paramount to Wilson’s products, which undergo rigorous testing to ensure durability, reliability and superior performance. Wilson leverages player insights to create products that push equipment and apparel innovation into new territories, empowering athletes at every level to perform at their best.
Wilson’s product offering includes sporting equipment for tennis, baseball, American football, basketball, golf, and various other professional and recreational sports, as well as functional athletic apparel.

Pro Staff RF97 V14 Racket ($220)	A2000 Infield Baseball Glove ($300)	“The Duke” NFL Football ($150)	Midtown Tennis Skirt ($70)

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Louisville Slugger
Louisville Slugger was founded in 1884 in Louisville, Kentucky and today is one of the most iconic brands in the world of baseball equipment. We believe the name Louisville Slugger is synonymous with high-quality, handcrafted wooden baseball bats that have been used by some of the world’s most legendary players, including Hall of Famers, MVPs and World Series champions. The brand continues to be loved and respected in the world of baseball, representing tradition, craftsmanship and excellence.
DeMarini
DeMarini prioritizes performance and constantly innovates in baseball, fastpitch and slowpitch softball with bats designed and built in the United States. DeMarini was founded in 1989 and has over 60,000 square feet of facilities used purely for R&D and manufacturing. In 2016, DeMarini introduced its online custom bat builder, which we believe was the industry’s first.
EvoShield
EvoShield offers custom-fitting protective gear and apparel with Gel-to-Shell® Technology for baseball, softball, football and lacrosse. EvoShield was founded in 2002, has over 30 sponsored professional athletes and provides equipment to world class athletes.
ATEC
As the Official Training Equipment Supplier of Major League Baseball, ATEC elevates baseball and softball practice sessions with innovative machines and tools. ATEC was founded in 1971 in Nevada, United States, and offers pitching machines that can fire fly balls over 350 feet from home plate and tops out with fastballs at 100 miles per hour.
Sustainability
Two of the most prominent trends of our time are at the heart of Amer Sports’ business: health and longevity, and sustainable consumption. As a global group of sports and outdoor brands, we are in a position to encourage more sustainable lifestyles and mindful consumption and promote well-being. While the sports and outdoor industry connects us with nature, it also consumes our planet’s precious resources, and the complex supply chains in our industry are challenging to manage in a responsible way. All this calls for an increased focus on the way we operate today. Together with our brands, we seek to build a sustainability culture that will encourage us all to think bigger, go further and be better.
Sustainability is an integral part of our growth strategy. We are determined to pursue growth in a sustainability-conscious manner. We believe we can do this by integrating sustainability into our operations, from design to supply chain to sales. Our updated sustainability strategy guides this commitment and supports our vision to become a global leader in premium sports and outdoor brands. Our management oversees the implementation of our sustainability strategy. Cross-functional operational teams drive our efforts on sustainable business practices, led by the Amer Sports platform with participation across key brands and functions. Working groups plan and execute roadmaps on sustainability initiatives in key areas identified, such as climate change, circular economy, responsible procurement and supply chain, human rights, and diversity, equity, and inclusion. We also perform or commission third-party audits, where applicable, including to monitor sourcing partners in their compliance with industry standards, regulations and our own expectations regarding sustainability.
We strive to continuously improve our reporting and transparency. Our sustainability framework was created in reference to the Global Reporting Initiative (GRI), the Greenhouse Gas Protocol and CDP frameworks. In line with guidance provided by the European Union Corporate Sustainability Reporting Directive (CSRD), we have identified three key priorities: climate change, circularity and sustainable procurement.
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We have committed to set science-based near-term and net-zero emission reduction targets at the group level, which we intend to submit to be validated by the SBTi. Further, Arc’teryx and Salomon have each set brand-level near-term science-based emission reduction targets for 2030 approved by the

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
SBTi. In addition to the net zero 2050 target, the SBTs are expected to include existing targets of reaching 100% of our electricity consumption produced with renewable energy by the end of 2027, and 50% of the purchase volume from our tier 1 and 2 suppliers produced with renewable electricity by the end of 2030.
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We are committed to circularity in the design and creation of our products which we believe are built to last and easy to repair, refurbish, or resell. We are also actively exploring new business models and services such as Arc’teryx ReBird™ and Peak Performance WearAgains and sharing best practices across the group.

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To promote social sustainability in our supply chain, we expect all our tier 1 suppliers to sign the Amer Sports Ethical Policy, our supplier code of conduct. Our policy is aligned with the FLA Code of Conduct, and addresses employment relationships, child labor, forced labor, harassment and abuse, discrimination, compensation, working hours, and health and safety. We expect that our tier 1 suppliers and nominated tier 2 suppliers will have also conducted social compliance training and annual audits reflecting FLA standards by 2025 in accordance with our contractual requirements.

We are also focused on sustainable business practices at the brand level. For example, Arc’teryx opened five new ReBird™ Service Centers in the United States, Canada, Greater China and Japan. ReBird™ Service Centers offer consumers complementary repair services for their Arc’teryx gear, connecting consumers to the brand’s ongoing focus on improving circularity (which promotes the turning of used products into materials for new/repurposed products or otherwise extending such products’ lifespans, as opposed to a linear consumption model where such original products often end up disposed of and treated as “waste”), including upcycling, resale, care and repair. Arc’teryx’s sustainability program, ReCare™, provides consumers with information on home care and field repair for their products, while the ReCut™ program diverts rescued textiles that are repurposed into original and coveted pieces. Salomon and Peak Performance have reduced the need for materials and transport by using 3D product samples for sales purposes and is looking to expand the use of 3D in consumer experience and e-commerce. Peak Performance’s second-hand initiative, WearAgains, offers consumers a platform where they can buy and sell pre-owned Peak Performance products, either in-store or on our online marketplace. Salomon developed the ground-breaking Index 0.1 shoe with a differentiated thermoplastic polyurethane outsole which significantly reduces greenhouse gas emissions in manufacturing and is designed to be recyclable into ski boot shells. Salomon has renewed its MTN ski touring range to reduce its impact on the environment—with products now produced also with up to 30% bio-sourced or recycled materials, and the brand’s ADDIKT PRO on-piste ski line is made with recycled ABS sidewalls. In addition, our ski factory in Altenmarkt, Austria drives continued energy efficiency improvements by using local wood chips instead of oil to heat the factory, resulting in a 95% carbon footprint reduction from heating.
We intend to further strengthen our organization and improve our processes, the transparency of our communication, and the scope, reliability, and depth of our data disclosure to be able to meet or exceed our targets. While we recognize the challenge of growing the business without growing the environmental and social impacts, we believe that our strategy, actions and measures can support our journey to sustainable growth. We plan to achieve it together with our differentiated portfolio of leading brands and the many talented people across the global Amer Sports community.
Supply Chain
Our supply chain is built on the belief that premium products require thoughtful craftsmanship. Our global supply chain organization is responsible for the operational planning, manufacturing, sourcing and distribution of products to our customers. We pride ourselves on delivering high-quality apparel, footwear, equipment, protective gear and accessories to our global community of consumers, while working to maintain high standards for labor practices and workplace conditions and decrease the environmental impact of our supply chain.
Sourcing and Manufacturing
We believe the combination of our owned and sourced manufacturing across different geographic regions provides a well-balanced, flexible approach to product procurement. Since our ownership transition

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
in 2019, we have adapted our sourcing practices and supply chain to align with our brand-direct operating model, optimizing our supply chain to provide our brands with a higher degree of autonomy over their individual sourcing and supply chain needs. Sourcing, including vendor selection, is now carried out at the brand level, enabling our brands to be more nimble in their supply chain decision-making. In order to maintain the synergistic benefits of the group’s scale and consistency to group strategy and standards, back-office services, sustainability, oversight, compliance and quality control continue to be carried out by the group’s global sourcing team, including relevant human resources, finance and IT services. To further leverage our diversified setup and scale, we develop and facilitate communications across all brands, in the areas of quality control, sustainability, supply chain management and materials sourcing. This dynamic allows us to have oversight over the various brands, promoting and managing adherence to our Code of Conduct and Ethical Policy, while realizing cost savings from both a scale and operational perspective.
In 2022, approximately 81% of our products were sourced from a network of third-party strategic suppliers, with approximately 60% of such products sourced from Asia Pacific (excluding Greater China), approximately 36% from Greater China, approximately 2% from EMEA, and approximately 2% from the Americas. We have a diversified sourcing network, with no single tier 1 supplier accounting for more than 20% of total supply in 2022. Our sourced manufacturing agreements are generally on a fixed price purchase order basis which renew annually.
Several of our hard goods products, such as ski boots and bindings, baseballs bats and baseballs, are produced at owned manufacturing facilities in the United States, Canada and Europe. We source the raw materials for our owned manufacturing on generally the same terms as our contracts with sourced manufacturers. We have multiple sources for most of our materials and components of our products, but rely on a small number of sole source suppliers, such as for Gore-Tex, which is used in our Arc’teryx, Salomon, Peak Performance and Atomic products. Key raw materials used in our supply chain include synthetic fabrics and natural products, including blend fabrics, nylon, polyester, down and cotton, as well as plastics, rubber, carbon and metals.
In making decisions about the location of suppliers and manufacturing operations, we consider a number of factors including the raw material source, the final destination, production lead times, transport lead times, labor cost, product complexity, the ability to pursue upside demand, as well as geopolitical risks and developments related to duties, tariffs and quotas. We also seek out alternative suppliers and manufacturers in order to manage concentration risk and develop contingency plans for responding to disruptions. Where possible, we use at least two suppliers for a given product to reduce supply risk and to promote competition among suppliers on the basis of cost and quality.
In peak seasons, our supply chain operations employ approximately 4,400 employees, including approximately 900 contract workers. As many of our brands are shifting quickly to a higher DTC mix, the agility and speed of our supply chain has become an increasingly important competitive factor to our business, as we are more often becoming the final step between our products and the end consumer.
Distribution
Products are shipped from our owned and sourced manufacturing facilities to distribution centers around the world. Our extensive distribution network, consisting of third-party as well as Amer Sports owned and leased distribution centers, is shared between the brands, allowing each of them to leverage warehouses globally that processed close to 4 million outbound deliveries and more than 14 million outbound lines in 2022. We directly operate 9 of our 19 distribution centers, and we carefully determine the remaining third-party contracted centers depending on our presence in the region. Our distribution centers are strategically located to provide speed and service to our consumers at efficient costs and supported by a transportation network built on a set of core-carriers for sea, land and air-transport, under defined service-level agreements. In 2022, we shipped almost 90 million outbound units and more than 18,000 twenty-foot equivalent units (“TEUs”) of sea freight. We believe that the benefits from operating our supply chain on a group level, as opposed to the brand level, deliver significant cost savings while maintaining high service levels.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Marketing
Our brands’ advertising and marketing functions focus on differentiating their individual positioning and highlighting product qualities, while creating globally unified messaging with appropriate regional nuances in order to maximize brand recognition, and drive demand from initial end consumer awareness to long-term loyalty. Our brands are continuing to develop integrated, multi-channel marketing strategies designed to effectively reach their target consumers. Each brand pursues this strategy through the use of a variety of media channels, including both traditional media channels as well as digital media channels such as display, online video, social media, paid search and influencers, along with engagement with brand ambassadors, including partnerships with professional athletes and professional sports leagues. Our brands also pursue a variety of “grass roots” initiatives to build community engagement leading to interest and word-of-mouth marketing.
In addition, by leveraging insights across product offerings, we seek to understand how consumer behavior and expectations are changing. Our brands employ marketing analytics to optimize the impact of advertising and promotional spending and continuously evolve their brand messaging to ensure that they drive relevance with consumers. Certain brands also participate in cooperative advertising on a shared cost basis with wholesale partners in traditional and digital, including by providing advertising support in the form of point-of-sale fixtures and signage to enhance the presentation and brand image of products. Our brand websites are also designed to enhance consumer understanding of their product offering and help consumers find and buy our products. Each brand employs a support team that is responsible for customer service at the consumer level as well as a sales force that manages our customer relationships.
Technology Infrastructure
We have invested in establishing a shared IT infrastructure and platform architecture, supported by a centrally managed IT organization with teams in all brand locations. This group architecture supports robust and scalable IT operations, is designed to ensure security and compliance and is the foundation for efficient group services including finance, tax, customs and supply chain. This architecture further supports the implementation of brand specific business strategies and processes, allowing brand-dedicated applications and solutions directly managed by brand IT teams to be integrated, while still benefitting from the overall group IT infrastructure. Our enterprise architecture is built around a global SAP ERP system, providing a scalable digital core as a system-of-record for finance, sales, inventory and purchasing. We are currently in the process of upgrading this platform across our segments.
Competition
The markets in the sports and outdoor industry are highly competitive and fragmented. They include increasing competition from established companies who are expanding their production and marketing of performance products, as well as from frequent new entrants to the market. Given the breadth of our portfolio and global footprint, we compete with a broad set of competitors that include Moncler, Canada Goose, Lululemon Athletica, On Running, Hoka, The North Face, and Babolat, in their respective categories.
Competition in the sports and outdoor industry is principally centered on the basis of brand image and recognition, product quality, innovation, design, sustainability, distribution and price. We believe that we successfully compete on the basis of premium products and our clear focus on the consumer, as well as our technical innovation. See “Risk Factors” for additional information on our competitive risks.
People and Culture
Amer Sports employees share a passion for sports. We believe our people’s connection to sporting and outdoor activities is a key benefit to our business as we understand the needs of consumers and athletes globally, which in turn helps drive a performance-driven, winning culture.
Our strategy as it relates to human resources and relationships with our employees, which we refer to as our “People Vision,” is to attract and unite some of the best consumer-minded people in the sports and outdoor industry. Our People Vision focuses on three pillars:
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Best people: building high-quality leadership and capabilities to execute our business strategy.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
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Great engagement: fostering strong engagement and a great employee experience through clear purpose and values, a dynamic feedback culture enabled by an advanced survey system, strong development programs and opportunities.

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Superior performance: as a result of the above, combined with competitive rewards and a strong focus on productivity. A passionate and performance-driven culture is our strength and creates attractive development opportunities for our people and our business.

Human Resources
Our human resources function follows our brand-direct operating model, whereby the brands have autonomy to drive their individual resource plans in alignment with their brand strategies. The brand-level functions are supported by a group-level human resources function in order to provide technological and capability program scale and efficiency, reporting capabilities and overall governance, such as compensation framework and plans. The brands also benefit from shared human resources services across all regions, which allow them to operate efficiently across the world and ensure compliance with local laws and regulations and with operational activities such as payroll administration.
Capability and Culture
In recent years, Amer Sports has focused on capability building across the group. During the COVID-19 pandemic, Amer Sports began an internal restructuring process that included strategically reallocating existing and hiring new employees to support focus areas, such as our DTC channel and expansion in China. Our capability and resource planning is based on an annual people process called Strategy, Structure and Capability Review (SSCR) where we review and ensure sufficient capabilities across our brands and group functions to execute our short- and long-term strategic plans. We align the development ambition of our people with execution of our growth strategy. In addition, over one third of our top 130 executives were hired externally since 2021 to achieve our high-ambition growth strategy. We have also sought to strengthen capability throughout the group across levels in our brands and functions with over 2000 new hires in the past two years. In addition, we have made significant efforts to facilitate learning and development across the company, including through a modern learning management system and leadership development programs within our brands, as well as a group-wide Leadership Academy that we expect to be implemented in 2024. We are committed to providing opportunities for the continuous development and learning of all our people.
We believe that engagement needs to be built on a strong understanding and commitment to a shared purpose and values, which we are renewing across our global organization. In 2022, we acquired a state-of-the-art employee engagement survey platform that allows us to regularly and flexibly survey engagement and understand gaps to address them in a systematic way based on scientifically tested drivers of engagement, inclusion and well-being. We strive to provide a workplace that is inclusive, engaging and gives opportunities for growth.
We are committed to continuing to promote diversity in the workplace which reflects the global environment in which we operate. Through our ongoing encouragement of a workplace environment where diversity and inclusion are valued, we believe we better serve our consumers and our organization. We continue to believe that different ideas, perspectives, and backgrounds create a stronger and healthier culture and contribute to superior performance.
We are also committed to creating an ethical workplace and community, and we always strive to improve. All of our employees are trained in and subject to our company Code of Conduct, which describes how we all put our values into practice every day and sets the standard for the conduct expected by all Amer Sports employees. Further, we expect our whole value chain, from our own operations to our sourcing partners, to adhere to international standards for human and labor rights. We have been a member of the internationally recognized FLA since June 2020, and our vendor sustainability team monitors the labor practices of our Tier 1 suppliers seeking to ensure they meet the requirements set out in our Ethical Policy.
Employees
As of June 30, 2023, we employ more than 10,800 people across 370 locations and in 41 countries across our three segments. Of our employees, approximately 4,600 full-time employees were based in

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
EMEA, approximately 3,700 full-time employees were based in the Americas, approximately 750 full-time employees were based in Greater China and approximately 650 full-time employees were based either in Asia Pacific or in other locations. The brands are supported by corporate functions, with approximately 200 employees dedicated at the headquarter level.
We are subject to, and comply with, local labor law requirements in EMEA, the Americas, Greater China, and Asia Pacific. Approximately 2,400 of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our employee relations to be good and we have not experienced any work stoppages.
Intellectual Property
Our long-term commercial success depends, in part, on our ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies, proprietary information and processes, preserve the confidentiality of our trade secrets, operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties and prevent third parties from infringing, misappropriating or otherwise violating our intellectual property rights. We seek to protect our investment in the development of our brands, designs, technologies, proprietary information and processes, and trade secrets by relying on a combination of patent, trademark, copyright, design, and trade secret laws, in addition to confidentiality procedures and contractual provisions.
We rely on our trademarks and related domain names and logos to market our brands and to build and maintain brand loyalty and recognition. As of May 16, 2023, we owned approximately 6,178 trademark registrations, and approximately 459 trademark applications, across over 120 different jurisdictions, including the United States, the EU, the PRC, Japan and other major markets. These trademarks include, among others, our principal brands of Arc’teryx, Salomon, Wilson, Peak Performance, Atomic, ENVE, Armada, Louisville Slugger, DeMarini and EvoShield, and their related logos. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods and services. In addition to our trademarks, as of May 11, 2023, we owned approximately 726 domain name registrations, including Arcteryx.com, Salomon.com, Wilson.com, Peakperformance.com, Atomic.com, Enve.com, Armadaskis.com, Slugger.com, Demarini.com and EvoShield.com. However, despite our efforts to obtain, maintain, protect and enforce our trademarks, there can be no assurance that these protections will be available in all cases, and our trademarks may be challenged, infringed, misappropriated, circumvented, otherwise violated, declared generic, determined to be dilutive of or infringing on other trademarks or may lapse. The occurrence of any of these events could result in the erosion of our brands and limit our ability to market our brands, as well as impede our ability to effectively compete against competitors with similar products or technologies.
As of May 16, 2023, we owned approximately 496 issued U.S. patents, 84 pending U.S. patent applications, 653 issued foreign patents (including design registrations), 121 pending foreign patent applications (including design applications) and 143 pending PCT applications relating to technologies, components, materials, features, functionality, and industrial and aesthetic designs used in and for the manufacture of various of our products.
The term of individual patents and design registrations depends upon the legal term for patents and design registrations in the countries in which they are granted. In most countries, including the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, the term of a design patent is 15 years from the date of grant of the patent, and the term of a similar design registration in foreign jurisdictions may vary. Additionally, in the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in examining and granting a patent. It may also be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. We cannot be sure that our pending patent applications that we have filed or may file in the future will result in issued patents in any jurisdiction, and we can give no assurance that any patents that have been issued or might be issued in the future will protect our current or future products, will provide us with any competitive advantage, and will not be challenged, invalidated, or circumvented.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
We seek to control access to and use of our designs, technologies, trade secrets, proprietary information and processes, and other confidential information through the use of internal and external controls, and through the inclusion of contractual protections in agreements with employees, contractors, customers and partners. While we seek to enter into confidentiality, intellectual property assignment and non-compete agreements, as applicable, with our employees, contractors and other third parties, we may fail to enter into such agreements with all relevant parties, such agreements may not be self-executing, may be breached, and might not be completely enforceable. As a result, we may not be able to meaningfully protect our trade secrets. Moreover, we may be subject to claims that such parties have misappropriated the trade secrets or other intellectual property or proprietary rights of their former employers or other third parties.
For more information regarding the risks related to our intellectual property, see “Risk Factors —Risks Related to Our Intellectual Property and Information Technology.”
Properties
We conduct manufacturing, distribution and administrative activities in owned and leased facilities. The table below sets forth our principal properties as of June 30, 2023:
Location	Principal Activity	Leased or Owned	Square Feet
Helsinki, Finland	Corporate Offices	Leased	60,041
Vancouver, Canada	Administrative Office	Leased	59,632
Metz-Tessy, France	Administrative Office	Owned	356,446
Chicago, Illinois	Administrative Office	Leased	87,386
Stockholm, Sweden	Administrative Office	Leased	2,497
Altenmarkt, Austria	Administrative Office	Owned	484,376
Krakow, Poland	Shared Financial Services Center	Leased	23,304
Hong Kong, China	Sourcing Office	Leased	10,301
Taichung, Taiwan	Sourcing Office	Leased	16,146
Kaohsiung, Taiwan	Sourcing Office	Leased	1,184
Orastie, Romania	Manufacturing	Owned	129,168
Oradea, Romania	Manufacturing	Hybrid	89,125
Oradea, Romania	Manufacturing	Owned	45,208
Chepelare, Bulgaria	Manufacturing	Owned	225,161
Asenovgrad, Bulgaria	Manufacturing	Owned	204,514
Ada, Ohio	Manufacturing	Owned	80,000
Hillsboro, Oregon	Manufacturing	Owned	44,994
Moorabbin, Australia	Warehouse	Leased	82,398
New Westminster, Canada	Warehouse	Leased	243,610
Belleville, Canada	Warehouse	Leased	149,996
Überherrn, Germany	Warehouse	Owned	129,168
Saint Vulbas, France	Warehouse	Leased	559,723
Ogden, Utah	Warehouse	Leased	300,316
Mt. Juliet, Tennessee	Warehouse/Distribution Center	Leased	575,000
Nashville, Tennessee	Warehouse/Distribution Center	Leased	252,262
Nashville, Tennessee	Warehouse/Distribution Center	Owned	299,993
In addition to the principal properties listed above, we own and lease 64 offices worldwide for sales and administrative purposes, operate 9 distribution centers globally and operate over 300 owned retail stores across the Americas, EMEA, Greater China and Asia-Pacific regions, as of June 30, 2023. Owned retail stores are generally leased under operating leases and include renewal options.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
We consider the facilities that we use in our business to be suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. We are committed to maintaining all of these properties in good operating condition.
Regulatory Matters
In the United States, EU and the other jurisdictions in which we operate, we are subject to, laws governing advertising and product labeling, environmental, health and safety, ESG laws and regulations, data privacy and security laws, rules and regulations, antitrust and competition laws and labor and employment laws, among others. Our products, which are predominantly manufactured in countries other than the United States and which are shipped into over 100 countries across the world, may be subject to tariffs, treaties, and various trade agreements, as well as laws affecting the importation of consumer goods. It is our policy and practice to comply with all government regulations applicable to our business. The process of complying with applicable federal, state and local regulations in the United States and around the world may be complex, time consuming and costly. In addition, the global regulatory landscape is subject to rapid and unexpected changes, some driven by geo-political influences, and there has been a general trend toward increasingly stringent regulation and enforcement around the world in recent years. New or more stringent laws or regulations, more restrictive interpretations of existing laws or regulations, court practices or increased enforcement actions by governmental and regulatory agencies around the world could increase our ongoing costs of compliance, alter the environment in which we do business or otherwise adversely affect our business. If we fail to comply with any new or existing laws or regulations, we may be required to pay damages, cease advertising or promotional activities, alter our products or marketing materials, cease selling certain products and possibly face fines, corrective measures or other types of sanctions. Furthermore, as we continue to expand our global operations, we may be required to comply with market-specific laws and regulations, including by obtaining approvals, licenses or certifications from a particular country’s regulators. Failure to obtain these approvals, licenses or certifications or comply with these laws or regulations could impede our growth prospects and otherwise adversely affect our business, results of operations or financial condition. For additional information about risks associated with government regulations, see “Risk Factors—Risks Related to Litigation and Regulation.”
Advertising and Labeling
The Federal Trade Commission (the “FTC”) regulates the use of endorsements and testimonials in advertising as well as relationships between us, on the one hand, and advertisers and influencers, on the other hand, pursuant to principles described in the FTC’s Guides Concerning the Use of Endorsements and Testimonials in Advertising (the “Endorsement Guides”). The Endorsement Guides provide that an endorsement should reflect the honest opinion of the endorser and cannot be used to make a claim about a product that the product’s marketer could not itself legally make. The Endorsement Guides also stipulate that, if there is a connection between an endorser and the marketer that consumers would not expect and this connection would affect how consumers evaluate the endorsement, then that connection should be disclosed. Although the Endorsement Guides are advisory in nature and do not operate directly with the force of law, they provide guidance about what the FTC staff generally believes the Federal Trade Commission Act (the “FTC Act”) requires in the context of using endorsements and testimonials in advertising. Any practices inconsistent with the Endorsement Guides can result in violations of the FTC Act’s proscription against unfair and deceptive practices. If our advertising claims or claims made by our social media influencers or by other endorsers with whom we have a material connection do not comply with the Endorsement Guides or any requirements of the FTC Act or similar state requirements, then the FTC and state authorities could subject us to investigations and enforcement actions, impose penalties, require us to pay monetary consumer redress, require us to revise our marketing materials or require us to accept burdensome injunctions, any of which could adversely affect our business, results of operations or financial condition.
Furthermore, the National Advertising Division (“NAD”) of the Better Business Bureau administers a self-regulatory program of the advertising industry to ensure truth and accuracy in national advertising. NAD monitors national advertising and entertains inquiries and challenges from competitors and consumers. We may also be subject to various state consumer protection laws, including California’s Proposition 65, which requires a specific warning on any product that contains a substance listed by California as having been found to cause cancer or birth defects, unless the level of such substance in the product is below a safe harbor level.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Many countries and markets outside the United States have similar, and sometimes more stringent, regulations of advertising practices. For example, in the European Union, advertising of products is subject both to general consumer advertising requirements pursuant to the Unfair Commercial Practices Directive (Directive 2005/29/EC), which imposes a general prohibition on misleading and aggressive advertising and in the PRC, the Advertising Law regulates advertising and puts similar restrictions on such activities.
Environmental, Health and Safety
Federal, state and local authorities in the United States, as well as comparable authorities around the world, enforce a broad range of environmental, health and safety laws and regulations in the jurisdictions in which we and our third party suppliers manufacture and sell our products or otherwise operate our business. These include requirements governing product content and labeling, worker health and safety, the handling, manufacture, transportation, storage, use and disposal of chemicals and other hazardous materials and wastes, the discharge and emission of pollutants and the cleanup of contamination in the environment. We could incur substantial costs, including civil or criminal fines or penalties, enforcement actions and other third-party claims and cleanup costs as a result of our failure to comply with, or liabilities under, such laws and regulations or permits required thereunder. Under certain environmental laws and regulations, we may be subject to liability for environmental investigations and cleanups, including at properties that we currently or previously owned or operated, or at sites at which waste we generated was disposed, even if the contamination was not caused by us or the relevant conduct was legal at the time it occurred. We are addressing contamination from historical operations in the United States that has been identified at certain of our current or former properties. The ultimate cost at such sites is difficult to accurately predict and we may incur significant additional costs as a result of the discovery of contamination or the imposition of additional obligations (including in connection with expansions or renovations of our facilities) at these or other sites in the future.
We also are subject to extensive and evolving regulations regarding the manufacturing, processing, distribution, importing, exporting and labeling of our products and their raw materials. In the European Union, the Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”) regulations came into effect in 2007, with implementation rolling out over time. Registered chemicals then can be subject to further evaluation and potential restrictions. Since the promulgation of REACH, other countries have enacted or are in the process of implementing similar comprehensive chemical regulations. In addition, California’s Proposition 65 requires companies to place warnings on products sold in California that contain one of approximately 900 chemicals known to the state of California to cause cancer, birth defects or other reproductive harm. The California state attorney general, as well as private citizens, can file lawsuits against companies for alleged failure to comply with Proposition 65; from time to time, we have received such lawsuits regarding certain of our products.
Our operations are also subject to regulation in the United States under federal, state and local occupational health and safety standards, as well as occupational health and safety standards applicable to our operations in other jurisdictions. These standards establish certain employer responsibilities, including requirements to maintain a workplace free of recognized hazards likely to cause serious injury or death, certain medical and hygiene standards, licensing and permitting obligations and various recordkeeping, disclosure and procedural requirements. Our facilities and operations may be subject to periodic inspections by the Occupational Safety and Health Administration representatives and comparable authorities in other jurisdictions. Failure to comply with applicable occupational health and safety standards, even if no work-related serious injury or death occurs, could result in civil or criminal enforcement and substantial penalties, significant capital expenditures or suspension or limitation of our operations.
ESG
Federal, state or local governmental authorities in various countries have adopted or proposed, and are likely to continue to propose, legislative and regulatory initiatives regarding the management of sustainability- or ESG-related topics, or disclosures on such matters. For example, we may be subject to the disclosure requirements of the EU’s Corporate Sustainability Reporting Directive (and its implementing laws and regulations) and other EU directives or EU and EU member state regulations, the International Sustainability Standards Board’s sustainability and climate disclosure standards as well as the SEC’s climate disclosure

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
proposal, if finalized, among other regulations or requirements; these regulations and requirements may not entirely align and thus require us to duplicate certain or make different efforts or use different reporting methodologies in order to comply with each jurisdictions’ requirements. Separately, various regulators have adopted, or are considering adopting, regulations on environmental marketing claims, including but not limited to the use of “sustainable”, “eco-friendly”, “organic,” “recyclable” or similar language in product marketing. There are also increasing regulations on the provenance, composition, or production methods of products to reflect environmental and/or social concerns, which may require us to change our suppliers, disrupt our business operations, incur additional compliance costs or otherwise impact our reputation, operations or financial condition.
Data Privacy and Security
We are subject to increasingly complex and changing laws, directives, industry standards, rules and regulations, as well as contractual obligations, related to data privacy and security in the United States and around the world that impose broad compliance obligations on the collection, transmission, dissemination, use, privacy, confidentiality, security, retention, availability, integrity and other processing of personal information.
In the United States, various federal and state regulators, including governmental agencies like the FTC, have adopted, or are considering adopting, laws, rules and regulations concerning personal information and information security and have prioritized privacy and information security violations for enforcement actions. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, we are subject to the CCPA, which imposes obligations on covered companies that process the personal information of California residents. Among other things, the CCPA requires covered companies to provide certain disclosures to California residents regarding data privacy and security, and provides California residents with data protection and privacy rights, including the ability to opt out of the sale or certain sharing of their personal information, and to request the deletion of their personal information (subject to certain exceptions). The CCPA provides a private right of action for certain data breaches that result in the loss of personal information as well as for civil penalties with enforcement capabilities for both the California Attorney General and a new state agency created under the CPRA. The enactment of the CCPA and other state privacy, data protection and cybersecurity laws, rules and regulations is prompting a wave of similar legislative developments in other states in the United States, which creates the potential for a patchwork of overlapping but different state laws. For example, Virginia enacted the Virginia Consumer Data Protection Act (“VCDPA”), which became effective on January 1, 2023. The VCDPA has some similarities to the CCPA and introduced new data privacy rights for Virginia residents and new operational requirements for covered companies, including consent requirements for the collection of sensitive personal information. At least 11 additional states (Colorado, Connecticut, Utah, Iowa, Indiana, Tennessee, Montana, Delaware, Oregon, Texas and Florida) have passed similar laws, with some scheduled to take effect in 2023 and others in subsequent years, and other states are considering enacting similar such laws. In addition, laws in all 50 states in the United States require businesses to provide notice to consumers (and, in some cases, to regulators) whose personal information has been accessed or acquired as a result of a data breach. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data protection law to which we would become subject if it is enacted.
We are also subject to international laws, rules, regulations and standards in many jurisdictions, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, in the EEA, we are subject to the EU GDPR and, following the UK’s exit from the EU, we are subject in the UK to the UK GDPR. The EU GDPR and UK GDPR impose strict compliance obligations with respect to our ability to collect, use, retain, protect, disclose, transfer and otherwise process personal information, including a principal of accountability, the obligation to demonstrate compliance through policies, procedures, training and audits, and the requirement to appoint data protection officers when special categories of personal information, such as health data, are processed on a large scale. Non-compliance with the EU GDPR and UK GDPR may lead to fines for certain violations of up to €20 million or £17.5 million, respectively, or 4% of total worldwide annual turnover of the preceding financial year, whichever is higher. However, the UK GDPR will not automatically incorporate future

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changes to be made to the EU GDPR (such changes would need to be specifically incorporated by the UK government), which creates a risk of divergent parallel regimes and related uncertainty. On June 28, 2021, the European Commission announced an adequacy decision concluding that the UK ensures an equivalent level of data protection to the EU GDPR, which provides some relief regarding the legality of continued personal information flows from the EEA to the UK. This adequacy determination will automatically expire in June 2025 unless the European Commission renews or extends it and it may be modified or revoked in the interim. We cannot predict how the UK GDPR and other UK privacy and information security laws, rules or regulations may develop, including as compared to the EU GDPR, nor can we predict the effects of divergent laws and related guidance. Moreover, the UK is currently in the process of reforming its data protection framework. This may lead to future divergence and variance between the two regimes.
The EU GDPR and UK GDPR also impose strict rules on the transfer of personal information to countries outside of the EEA and the UK. Legal developments in Europe have created further complexity and uncertainty regarding such transfers, in particular in relation to transfers to the United States. On July 16, 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework, or Privacy Shield, under which personal information could be transferred from the EEA (and the UK) to relevant self-certified United States entities. The CJEU further noted that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal information transfer mechanism and potential alternative to the Privacy Shield) alone for transfers of personal information outside the EEA (and the UK) may not necessarily be sufficient in all circumstances, and that transfers must be assessed on a case-by-case basis. On July 11, 2023, the European Commission entered into force its adequacy decision for the EU-US Data Privacy Framework (a new framework for transferring personal information from the EEA to the United States), having determined that such framework ensures that the protection of personal information transferred from the EEA to the United States will be comparable to the protection offered in the EU. However, this decision will likely face legal challenges and ultimately may be invalidated by the CJEU just as the Privacy Shield was. As a result of changes in the laws, rules and regulations governing cross-border transfers of personal information, we have had to make, and continue to make, certain operational changes, conduct assessments of our data transfer policies and procedures, and update and implement revised standard contractual clauses and other relevant documentation and measures for intragroup, customer and vendor arrangements requiring transfers of personal information outside the EEA and the UK, including to the United States, within required time frames. We may be adversely impacted as the enforcement landscape further develops, and supervisory authorities issue further guidance on international data transfers.
Moreover, in the EEA and the UK, national laws transposing the ePrivacy Directive require opt-in consent to place non-essential cookies or tracking technologies on an individual’s device and for direct electronic marketing. In the EEA and the UK, consent must be obtained in accordance with the requirements of the EU GDPR and the UK GDPR, respectively. These requirements include a prohibition on using pre-checked boxes and a requirement to ensure separate consents are sought for each type of non-essential cookie or tracking technology. Recent EEA court and regulatory decisions are driving increased attention on cookies and tracking technologies. For example, regulators and courts are increasingly active as a result of actions by NOYB (a not-for-profit privacy activist group), that has issued over 700 draft complaints to European website operators regarding their cookie banners and subsequently referred over 650 complaints to relevant national regulators, noting it aims to seek enforcement on up to 10,000 websites in Europe.
In addition to the data protection laws in the United States, the EEA, the UK and various other jurisdictions in which operate, we are also subject to the PRC’s data protection laws. Under the PRC’s Cybersecurity Law, any collection, use, transfer or storage of personal information of an individual through a network by the network operator should be based on the three principles of legitimacy, justification and necessity and requires the consent of the data subject. The rules, purposes, methods and ranges of such collection should also be disclosed to the data subject. The PRC’s Cybersecurity Law requires operators of CIIOs to store personal information and important data collected and generated from the critical information infrastructure within the PRC. On September 14, 2022, CAC, the PRC’s top cybersecurity regulator, released new amendments to the PRC’s Cybersecurity Law for public consultation and if the amendments are passed, the amended law will increase the penalties for violations of cybersecurity obligations under the Cybersecurity Law, in line with those under the Data Security Law and PIPL.

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Building on this, the PRC’s Data Security Law became effective on September 1, 2021. The primary purpose of the Data Security Law is to regulate data activities, safeguard data security, promote data development and usage, protect individuals and entities’ legitimate rights and interests, and safeguard state sovereignty, state security and development interests. The Data Security Law applies extraterritorially, and to a broad range of activities that involve “data” (not only personal or sensitive data). Under the Data Security Law, entities and individuals carrying out data activities must abide by various data security obligations. For example, the Data Security Law proposes to classify and protect data based on the importance of data to the state’s economic development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protective measures is required to be taken for each respective class of data. The Data Security Law also echoes the data localization requirement in the Cybersecurity Law and requires important data to be stored locally in the PRC. Such important data may only be transferred outside of the PRC subject to compliance with certain data transfer restrictions, such as passing a security assessment organized by the relevant authorities.
Additionally, on August 20, 2021, the PRC announced the PIPL, which took effect on November 1, 2021. The PIPL is intended to clarify the scope of application, the definitions of personal information and sensitive personal information, the legality of personal information processing and the basic requirements of notice and consent, among other things. The PIPL also sets out data localization requirements for CIIOs and personal information handlers who process personal information above a certain threshold prescribed by the relevant authorities. The PIPL also includes a list of rules which must be complied with prior to the transfer of personal information outside of the PRC, such as compliance with a security assessment or certification by an agency designated by the relevant authorities or entering into standard form model contracts approved by the relevant authorities with the overseas recipient. Notably, the PIPL, similar to the EU GDPR, applies extraterritorially.
On July 7, 2022, the CAC issued Security Assessment Measures for Outbound Data Transfers, which became effective on September 1, 2022. The Security Assessment Measures for Outbound Data Transfers clarifies the security assessment requirement under the PIPL and requires a data handler to apply for the security assessment organized by the CAC under any of the following circumstances before the information is transferred outbound: (i) where a data handler provides important data overseas, (ii) critical information infrastructure operator and personal information handlers who process more than 1 million individuals’ personal information; (iii) where a data handler has cumulatively provided personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals in total abroad since January 1 of the previous year. Additionally, on November 18, 2022, the CAC and the State Administration of Market Regulation issued the Implementation Rules for Personal Information Protection Certification which apply with immediate effect and which provide important guidance on obtaining a personal information certification for lawful cross-border transfer of personal information under the PIPL. The CAC published the Measures on Standard Contract for Cross-border Transfer of Personal Information, which became effective on June 1, 2023, and the Guidelines on Filing the Standard Contract for the Export of Personal Information on February 24, 2023 and May 30, 2023, respectively. These provide important guidance on relying on the standard contract for transferring personal information out of the PRC and on its filing requirement. As a result of changes in the cross-border data transfer landscape, we have had to and continue to review our existing data protection compliance framework, conduct data mapping exercises, obtain relevant separate consents from individuals, apply for a security assessment with the CAC and enter into standard contracts with our overseas affiliates for transfers of personal information outside of the PRC.
In addition to the PRC’s Cybersecurity Law, the Data Security Law and the PIPL, the relevant government authorities of the PRC promulgated several regulations or released a number of draft regulations for public comments which are designed to provide further implemental guidance in accordance with the laws mentioned above. We cannot predict what impact the new laws and regulations or the increased costs of compliance, if any, will have on our operations in the PRC, in particular the Data Security Law or PIPL, or the increased costs of compliance, if any, will have on our operations in the PRC due to their recent enactment and the limited guidance available, particularly on PIPL, which entities are awaiting further guidance on, particularly on the scope of data localization requirement. It is also generally unclear how the laws will be interpreted and enforced in practice by the relevant government authorities.

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Failure to comply with these laws, rules and regulations can result in the imposition of significant civil and/or criminal penalties and private litigation. Data privacy and security laws, rules, regulations, and other obligations are constantly evolving, may conflict with each other to make compliance efforts more challenging, and can result in investigations, proceedings, or actions that lead to significant penalties and restrictions on our ability to process data. For additional information about the risks to our business associated with data privacy and security matters, see “Risk Factors—Risks Related to Our Intellectual Property and Information Technology—We are subject to various laws, rules, regulations and guidelines relating to data privacy and security governing the use and processing of personal information. Changes in such laws, rules, regulations and guidelines, or any actual or perceived failure by us to comply with such laws, rules, regulations, guidelines or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include administrative fines, civil or criminal penalties, suspension of processing activities and audits), private litigation or adverse publicity, any of which could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.”
Anti-Corruption
We are subject to the FCPA and other anti-bribery and anti-corruption laws in countries outside of the United States in which we operate, including the UK Bribery Act and PRC anti-corruption laws. These laws and regulations are aimed at preventing and penalizing corrupt behavior. Anti-bribery and anti-corruption laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from corruptly promising, offering, authorizing, or providing, directly or indirectly, anything of value to government officials, political parties, and private sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any other improper business advantage. The FCPA also requires U.S. issuers to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. See “Risk Factors—Risks Related to Litigation and Regulation—Failure to comply with applicable anti-corruption laws could have a material adverse effect on our business, reputation, financial condition, and results of operations.”
Other Regulations
We are also subject to a variety of other laws and regulations in the United States and around the world. For example, we must comply with an increasing number of laws designed to combat abuses of human rights in supply chain operations, such as the UFLPA. In addition, our selling practices are regulated by competition law authorities in the United States and around the world. We are also subject to laws and sanctions imposed by the United States (including those imposed by OFAC) and other authorities that may prohibit us or our affiliates from doing business in certain countries or restrict the type of business that may be conducted by us or our affiliates. For example, actions taken in response to the Russia-Ukraine War have included the imposition of export controls and broad financial and economic sanctions against Russia, Belarus and specific areas of Ukraine. Enforcement activities under these laws and regulations could subject us to additional administrative and legal proceedings and actions, which could include claims for civil penalties, criminal sanctions and administrative remedies.
Legal Proceedings
From time to time, we may be subject to legal or regulatory proceedings and claims in the ordinary course of business, including proceedings to maintain, protect and enforce our intellectual property rights. We have received, and may in the future receive claims relating to intellectual property, commercial contracts, product liability, marketing, advertising, foreign exchange controls, antitrust and trade regulation, labor and employment, data privacy and security, environmental, health and safety and tax matters. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, harm to our brands and reputation, and other factors. We are not currently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, results of operations or financial condition.

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MANAGEMENT
Executive Officers, Directors and Director Nominees
The following table presents information about the persons who will be our executive officers and directors upon completion of this offering. Unless otherwise indicated, the current business address for our executive officers and directors is c/o Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
Name	Position	Age
Jie (James) Zheng*	Chief Executive Officer and Director Nominee	54
Andrew E. Page	Chief Financial Officer	54
Michael Hauge Sørensen	Chief Operating Officer	49
Stuart C. Haselden	Chief Executive Officer of Arc’teryx	54
Franco Fogliato	President and Chief Executive Officer of Salomon	54
Joseph Dudy	President and Chief Executive Officer of Wilson	53
Ding Shizhong*	Director Nominee	52
Frank K. Tang*	Director Nominee	55
Tak Yan (Dennis) Tao	Director	47
Dennis J. (Chip) Wilson*	Director Nominee	68
*To be elected to the board upon or before the consummation of this offering.
Jie (James) Zheng has served as our Chief Executive Officer since 2020 and will be appointed as a member of our board of directors in connection with this offering. Mr. Zheng has also served as a director of ANTA Sports since 2009. From 2001 to 2008, Mr. Zheng served in various roles at Reebok China, then part of the China division of Adidas, a global sportswear and equipment company, including as the head of sales and as the general manager. Mr. Zheng has a bachelor’s degree in management science from Fudan University in Shanghai. We believe Mr. Zheng’s deep understanding of global retail, technical apparel and sports equipment companies and their market, as well as his leadership in conceptualizing and developing our brands and business, makes him well qualified to serve as a director.
Andrew E. Page has served as our Chief Financial Officer since 2023. From 2021 to 2023, Mr. Page was chief financial officer of Foot Locker, a retail footwear company. From 2019 to 2021, Mr. Page was chief accounting officer of Advance Auto Parts, an automobile parts retail company. From 2011 to 2019, Mr. Page served in multiple roles at Under Armour, an athletic apparel and footwear company, including corporate controller and chief accounting officer. Mr. Page has also served as a director and member of the audit committee of Kontoor Brands since 2022, as well as a member of its talent and compensation committee since 2023. Mr. Page has a bachelor’s degree in business administration in accounting from Eastern Kentucky University and a master’s degree in business administration in international business from Georgetown University.
Michael Hauge Sørensen has served as our Chief Operating Officer since 2020. Since 2019, Mr. Sørensen has served as an advisor to our board of directors. From 2013 to 2019, Mr. Sørensen served on a number of public company boards including Pandora Jewelry, Santa Fe Group and IC Group. From 1994 to 2013, Mr. Sørensen served in multiple roles at ECCO, a global footwear company, including Executive Vice President of Global Sales and Chief Operating Officer.
Stuart C. Haselden has served as Chief Executive Officer of Arc’teryx since 2021, over which time he has also served as an advisor to our board of directors. In 2019, Mr. Haselden joined the board of directors of Away, a retail luggage and travel accessories company, and later served as its Chief Executive Officer from 2020 to 2021. From 2015 to 2020, Mr. Haselden served in several roles at Lululemon Athletica, a global athletic apparel company, including as Chief Operating Officer, Chief Financial Officer and Executive Vice-President, Head of International. From 2006 to 2015, Mr. Haselden held several roles at J. Crew, a global fashion apparel company, including as Chief Financial Officer, Senior Vice-President and Treasurer and

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Vice‑President of Finance. Mr. Haselden has a bachelor’s degree from Auburn University and a master’s degree in business administration from Tulane University.
Franco Fogliato has served as President and Chief Executive Officer of Salomon since 2021. From 2013 to 2021, Mr. Fogliato served in multiple roles at Columbia Sportswear Company, including General Manager EMEA and Executive Vice-President Global Omni-Channel. From 2004 to 2013, Mr. Fogliato was Chief Executive Officer of Billabong. Mr. Fogliato has a bachelor’s degree in business administration from Universita Ca’ Foscari Venezia, and a master’s degree in business administration from Open University Business School.
Joseph Dudy has served as President and Chief Executive Officer of Wilson since 2019. Mr. Dudy joined Wilson in 1995, and has served in multiple roles at the brand, including Finance Director of Wilson Team Sports and Vice President Finance of Wilson Sporting Goods. Mr. Dudy has a bachelor’s degree in accounting and finance from Purdue University, and a master’s degree of business administration from Indiana University.
Ding Shizhong will be appointed as a member of our board of directors in connection with this offering. Mr. Ding is the board chairman and an executive director of ANTA Sports and oversees ANTA Sports’ internal audit and supervision functions as well as mergers and acquisitions initiatives. He is the co-founder of ANTA Sports and its related subsidiaries and initially joined as a director of one of its subsidiaries in 1994. He is currently a vice chairman of All-China Federation of Industry and Commerce, a vice chairman of China Sporting Goods Federation, a board member of Samaranch Foundation, an advisor of the Chinese Basketball Association and a member of the Chinese Olympic Committee. We believe Mr. Ding’s experience founding and overseeing a global sporting goods and apparel company, as well as his various leadership roles related to the sports industry, make him well qualified to serve as a director.
Frank K. Tang will be appointed as a member of our board of directors in connection with this offering. Mr. Tang is the Chairman and Chief Executive Officer of FountainVest Partners, a leading Asia-based private equity firm that invests in the consumer, healthcare, industrial and business service sectors. Prior to co-founding FountainVest in 2007, Mr. Tang was with Temasek Holdings as Senior Managing Director, Investments & China. During his time at Temasek Holdings, Mr. Tang sat on the firmwide Senior Management Committee and Senior Investment & Divestment Committee. Prior to that, Mr. Tang held several roles at Goldman Sachs in New York and Hong Kong, including as Managing Director and Head of Telecom, Media and Technology investment banking in Asia (excluding Japan). Mr. Tang has a bachelor’s degree from Donghua University and a master’s degree of business administration from Columbia Business School. We believe Mr. Tang’s experience in investing and growing businesses make him well qualified to serve as a director.
Tak Yan (Dennis) Tao has served as a member of our board of directors since our inception. Mr. Tao has served as a vice president and head of Merger/Acquisition and Corporate Finance of ANTA Sports since March 2016 and, since August 2010, Mr. Tao has also been serving as the principal of Anta Capital Limited, an investment management vehicle of ANTA Sports’ controlling shareholders, where he is responsible for asset allocation and risk management for off-shore investments. From March 2004 to August 2010, Mr. Tao worked at Morgan Stanley Asia Limited, including as executive director in the research division. Mr. Tao has also served as a director for Cutia Therapeutics since June 2023. Mr. Tao obtained a bachelor’s degree of arts from University of California, Berkeley. We believe Mr. Tao’s experience with global retail, including the technical apparel industry, as well as his experience in investment and corporate finance make him well qualified to serve as a director.
Dennis J. (Chip) Wilson will be appointed as a member of our board of directors in connection with this offering. Mr. Wilson is also a director of Low Tide Properties, Ltd., a Vancouver-based real estate investment and property management company, as well as the Wilson 5 Foundation, which is his private philanthropic foundation. Mr. Wilson served on the board of FSHD Unlimited Coöpertie UA, a cooperative society under the laws of the Netherlands from 2017 to 2022. From 1998 to 2015, Mr. Wilson served on the board of lululemon athletica inc., a yoga-inspired technical apparel company, and acted as chairman of the board from 1998 through 2003, after founding the company. Mr. Wilson also served on the board of Westbeach Snowboard Ltd. from 1979-1997. Mr. Wilson has a bachelor’s degree in economics from the

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University of Calgary. We believe Mr. Wilson’s experience in the global retail and technical apparel industry make him well qualified to serve as a director.
Board of Directors
Our board of directors will be composed of       members after this offering. The board of directors has determined that the following directors qualify as “independent” under the listing standards of the NYSE:      ,      , and      . Each of our directors will continue to serve as director until the election and qualification of his or her successor, or until the earlier of his or her death, resignation or removal.
Under the amended and restated memorandum and articles of association of the Company, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or her or suspends payment or compounds with his or her creditors; (ii) becomes of unsound mind or dies; (iii) resigns his or her office by notice in writing to the Company; (iv) without special leave of absence from our board of directors, is absent from       consecutive meetings of the board of directors and the board of directors resolves that his or her office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of the amended and restated memorandum and articles of association of the Company.
There are no family relationships among any of our directors or executive officers.
Foreign Private Issuer Exception
We are a foreign private issuer under the rules of the SEC. As a result, in accordance with the       listing standards, we may rely on home country governance requirements and certain exemptions thereunder rather than on the stock exchange corporate governance requirements. We have not yet determined which exemptions we will rely on. For an overview of our corporate governance principles, see “Description of Share Capital.”
Accordingly, to the extent and for so long as we rely on these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “foreign private issuer” and our ordinary shares continues to be listed on the NYSE, we will be required to comply with the NYSE corporate governance rules within the applicable transition periods.
Committees of the Board of Directors
Audit Committee
The audit committee, which is expected to consist of      ,       and      , will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The board of directors has determined that       qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC.
Compensation Committee
The compensation committee, which is expected to consist of      ,       and      , will assist the board with respect to the compensation of our other executive officers and other key management personnel. The compensation committee is also responsible for approving, allocating and administering our share incentive plans, executive level contract provisions, executive level succession plans, CEO performance appraisal criteria and benchmarking compensation recommendations against generally accepted market total compensation levels.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee, which is expect to consist of       ,       and       will assist the board in identifying prospective director nominees and recommending nominees to the

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board, overseeing the evaluation of the board and management, reviewing developments in corporate governance practices and developing and recommending corporate governance guidelines, reviewing material related party transactions or those that require disclosure, and recommending members for each committee of our board.
Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that is applicable to all of our employees, executive officers and directors. At or prior to the closing of this offering, the Code of Conduct will be available on our website www.amersports.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.
Our board of directors will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct. We expect that any substantive amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed in our annual report on Form 20-F.
Corporate Governance Practices
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the NYSE for U.S. companies. Accordingly, we may choose to follow the corporate governance rules of the Cayman Islands in lieu of certain of the corporate governance requirements of the NYSE. We have not yet determined all of the exemptions upon which we will rely, but we currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE in respect of the following:

•
the majority independent director requirement of the NYSE listing rules;

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the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval when it establishes or materially amends a stock option or purchase plan or other arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants;

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the requirement of the NYSE listing rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale; and

•
the requirement of the NYSE listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

The foreign private issuer exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee be composed of at least three directors, all of whom are independent. Under the NYSE rules, however, we are permitted to phase in our independent audit committee by having one independent member at the time of listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing.
If at any time we cease to be a “foreign private issuer” under the rules of the NYSE and the Exchange Act, as applicable, our board of directors will take all action necessary to comply with the NYSE corporate governance rules.
Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the NYSE corporate governance standards. See “Description of Share Capital.”
Duties of Board Members and Conflicts of Interest
Under Cayman Islands law, our directors owe fiduciary duties to our Company, including (i) a duty to act in good faith in what the director believes to be in the best interests of the company; (ii) a duty to exercise

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their powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so) and (iv) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our directors also owe to our Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended from time to time. The Companies Act also imposes a number of statutory duties on a director. We have the right to seek damages if a duty owed by any of our directors is breached.
Compensation of Directors and Executive Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere. Our executive officers, directors and senior management receive fixed and variable compensation. They also receive benefits in line with market practice in the countries where they are located. The fixed component of their compensation is set on market terms and adjusted annually. The variable component consists of cash bonuses. Cash bonuses are paid to executive officers and members of our senior management based on previously agreed targets for the business.
For the year ended December 31, 2022, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was $5,928,264, which includes both benefits paid in kind and compensation, including the indirect compensation paid to our Chief Executive Officer by ANTA Sports for services to us. The compensation of our former Chief Financial Officer is included in this number.
Equity Incentive Plans
Set forth below is a description of each of our equity plans that are in place or will be put in place in connection with this offering.
Existing Plans
We have equity compensation outstanding under the following plans: (i) the Amer Sports Management Holding (Cayman) Limited 2019 Stock Option Plan Rules (as amended from time to time, the “2019 ESOP”) and (ii) the Amer Sports Management Holding (Cayman) Limited 2023 Stock Option Plan Rules (the “2023 ESOP”).
2019 ESOP
On November 27, 2019, the board of directors of the Company established the 2019 ESOP. Under the 2019 ESOP, individuals selected by the board of directors of the Company are eligible to receive incentive compensation consisting of options to purchase Company shares issued by the Company, upon the satisfaction of certain conditions. Options granted under the 2019 ESOP will vest upon the later of satisfaction of vesting conditions set out in an award agreement and an exit event (our initial public offering or a sale of the controlling majority of the Company or our business assets).
The Company may grant options under the 2019 ESOP in respect of an aggregate maximum of 3% of its issued and outstanding shares on a fully diluted basis, including both the non-voting and voting shares, with shares subject to options that are forfeited without being exercised again becoming available pursuant to the 2019 ESOP.
2023 ESOP
On January 31, 2023, the board of directors of the Company established the 2023 ESOP. Under the 2023 ESOP, individuals selected by the board of directors of the Company are eligible to receive incentive

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
compensation consisting of options to purchase Company shares issued by the Company, upon the satisfaction of certain conditions. Options granted under the 2023 ESOP will vest upon the later of satisfaction of vesting conditions set out in an award agreement and an exit event (our initial public offering or a sale of the controlling majority of the Company (or any of its holding companies) or our business assets).
The Company may grant options under the 2023 ESOP in respect of an aggregate maximum of 1.2% under all of its issued and outstanding shares on a fully diluted basis, including both the non-voting and voting shares, with shares subject to options that lapse without being exercised again becoming available pursuant to the 2023 ESOP.
In connection with our initial public offering, options outstanding under the 2019 ESOP and the 2023 ESOP are expected to be converted to options to purchase ordinary shares. We expect that a total of options to purchase approximately        ordinary shares will be outstanding pursuant to the 2019 ESOP and a total of options to purchase approximately        ordinary shares will be outstanding pursuant to the 2023 ESOP immediately following this offering.
2023 Amer Sports Equity Incentive Plan
In connection with the consummation of this offering, we intend to implement an equity incentive plan in which eligible participants will include certain members of our management, our employees, and certain employees of our subsidiaries that provide services to us. We will provide additional details in a subsequent amendment.
Amer Sports Corporation Annual Incentive Plan
Our executive officers are eligible for discretionary annual incentives under the Amer Sports Corporation Annual Incentive Plan Terms and Conditions (the “Annual Incentive Plan”). The awards under the Annual Incentive Plan are earned over one calendar year period (the “Incentive Period”). Based on criteria such as performance standards, targets and maximum incentive payment as determined by the board of directors (and which the board of directors may also adjust in the event of material events during the incentive period), the awards are calculated as a percentage of the participant’s annual base salary. The award is paid in cash to participants, including our executive officers, who are actively employed on December 31 of the applicable Incentive Period. Generally, participants in the Annual Incentive Plan must be employed on the date of payment in order to receive the award, except for participants whose employment or service with us terminated due to mandatory military service, agreed parental, childcare or medical leave, retirement at the applicable statutory age or transfer of the participant’s employment agreement to another company within the Amer Sports group.
Employment Agreements
Employment Agreements
We or one of our affiliates have entered into contracts of employment with all of our executive officers. Each of these contracts of employment provides for an initial salary, discretionary annual bonus opportunity, equity incentive opportunities, and participation in welfare and retirement plans. Either party must give between three and six months of prior written notice of a termination of employment, subject to certain exceptions such as retirement or termination for cause. Our executive officers are entitled to between six and twelve months of base salary as severance compensation if they are terminated without cause. One executive officer is additionally entitled to the target incentive bonus for the year in which the executive officer’s employment is terminated. Our executive officers are generally subject to obligations not to compete with the Company and not to solicit the Company’s employees or customers for six to twelve months after termination of employment. There is no service contract between any of our directors and either us or any of our subsidiaries, that provides for any benefits upon termination of employment.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
PRINCIPAL SHAREHOLDERS
The following table presents information relating to the beneficial ownership of our ordinary shares immediately prior to the completion of this offering by:

•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

•
each of our executive officers and directors and persons nominated to serve in such positions; and

•
all executive officers and directors and persons nominated to serve in such positions as a group.

The numbers of ordinary shares beneficially owned, percentages of beneficial ownership and percentages of total voting power before this offering that are set forth below are based on the number of ordinary shares to be issued and outstanding prior to this offering, after giving effect to the Reclassification and the Distribution. The numbers of ordinary shares beneficially owned, percentages of beneficial ownership and percentages of total voting power after this offering that are set forth below are based on the number of shares of ordinary shares to be issued and outstanding immediately after this offering, after giving effect to the Reclassification and the Distribution.
The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any such ordinary shares that the individual has the right to acquire within 60 days of       , 2023 through the exercise of any option or other right. Ordinary shares that a person has the right to acquire within 60 days of       , 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person. Unless otherwise indicated below, the business address for each beneficial owner is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
As of       , 2023, we had       holders of record of our ordinary shares in the United States, holding, in the aggregate        , or       % of our outstanding ordinary shares.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned after the Offering
Shareholder	Ordinary Shares	%	% of Total Voting Power Prior to the Offering	Ordinary Shares	%	% of Total Voting Power After the Offering
5% or Greater Shareholders:
ANTA Sports Products Limited (1)
FountainVest Partners (2)
Anamered Investments Inc. (3)
Tencent Holdings Limited (4)
Executive Officers, Directors and Director Nominees:
Jie (James) Zheng
Andrew E. Page
Michael Hauge Sørensen
Stuart C. Haselden
Franco Fogliato
Joseph Dudy
Ding Shizhong
Frank K. Tang
Tak Yan (Dennis) Tao
Dennis J. (Chip) Wilson(3)
All directors, director nominees and executive officers as a group ( persons)

*
Represents beneficial ownership or outstanding total voting power, as applicable, of less than 1%.

(1)
After giving effect to the Reclassification and the Distribution, represents (i)     ordinary shares held by ANLLIAN Sports Products Limited and (ii)       ordinary shares held by ANLLIAN HOLDCO (BVI) LIMITED, each a limited liability company incorporated in the British Virgin Islands. ANLLIAN Sports Products Limited is wholly owned by ANTA Sports Products Limited, a limited liability company incorporated in the Cayman Islands, while ANLLIAN HOLDCO (BVI) LIMITED is controlled by ANLLIAN Holdings Limited, a limited liability company incorporated in the British Virgin Islands, which in turn is wholly-owned by ANTA Sports Products Limited. ANTA Sports Products Limited is a company listed on the Hong Kong Stock Exchange. The registered office address of ANTA Sports Products Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(2)
After giving effect to the Reclassification and the Distribution, represents        ordinary shares held by Baseball Investment Limited, a company incorporated in the Cayman Islands. Baseball Investment Limited is wholly-owned by FV Mascot TopCo Partners, L.P., which is controlled and managed by FV Mascot Partners GP Ltd. and its sole shareholder, FountainVest China Capital Partners GP3 Ltd. The address of the principal office of FountainVest China Capital Partners GP3 Ltd. is the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(3)
After giving effect to the Reclassification and the Distribution, represents        ordinary shares held by Anamered Investments Inc., a company that exists under the laws of the British Virgin Islands with its principal place of business in British Columbia, Canada. Anamered Investments Inc. is wholly owned by Five Boys Investments ULC, which is in turn wholly owned by Wilson Freeze Trust 2019. The trustee for Wilson Freeze Trust 2019 is Low Tide Properties Trustee Ltd, which is wholly owned by Dennis J. Wilson and he exercises sole voting and investment power with respect to all ordinary shares beneficially owned by that entity. The registered address of Anamered Investments Inc. is 600-21 Water Street, Vancouver, BC V6B 1A1.

(4)
After giving effect to the Reclassification and the Distribution, represents       ordinary shares held by Mount Jiuhua Investment Ltd., a limited liability company incorporated in the British Virgin Islands. Mount Jiuhua Investment Ltd. is wholly-owned by Tencent Holdings Limited. Tencent Holdings Limited is a company listed on the Hong Kong Stock Exchange. The principal place of business of Tencent Holdings Limited is 29/F, Three Pacific Place No. 1, Queen’s Road East, Wanchai, Hong Kong.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
RELATED PARTY TRANSACTIONS
The following is a description of certain related party transactions we have entered into since January 1, 2020 with any of our executive officers, directors or their affiliates and holders of more than 5% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Management—Compensation of Directors and Executive Officers” and “Management—Equity Incentive Plans.”
Transactions with ANTA Sports
We have certain arrangements with ANTA Sports for the procurement and sourcing of products, sharing of certain middle to back-office services, retail platform related transactions and licensing.
For fiscal year 2022, the Company entered into: (i) purchase transactions with ANTA Sports for (a) procurement and sourcing of products (including apparel, footwear, accessories and sample materials) of an aggregate of $5.5 million and (b) back-office shared services in China, including information technology services, intellectual property protection and enforcement support, logistics, and administrative services of an aggregate of $3.1 million and (ii) sales transactions with ANTA Sports for (a) procurement and sourcing of products (including apparel, footwear, accessories and hard goods) of an aggregate of $1.9 million and (b) back-office shared services in China, including information technology services, intellectual property protection and enforcement support, logistics, and administrative services of an aggregate of $40,000.
For fiscal year 2021, the Company entered into: (i) purchase transaction with ANTA Sports for (a) procurement and sourcing of products (including apparel, footwear, accessories and sample materials) of an aggregate of $3.9 million, (b) back-office shares services in China, including information technology services, intellectual property protection and enforcement support, logistics, and administrative services of an aggregate of $1.9 million and (c) certain e-commerce platform operations management services for the Company’s retail platform operations in China of an aggregate of $0.1 million, (ii) sales transactions with ANTA Sports for (a) procurement and sourcing of products (including apparel, footwear, accessories and hard goods) of an aggregate of $4.3 million and (b) back-office shares services in China, including information technology services, intellectual property protection and enforcement support, logistics, and administrative services of an aggregate of $0.2 million, and (iii) a licensing arrangement with ANTA Sports to provide ANTA Sports with a license to the “Wilson” brand to develop certain crossover products for an aggregate of $0.4 million.
For fiscal year 2020, the Company entered into: (i) purchase transactions with ANTA Sports for (a) back-office shares services, including information technology services, intellectual property protection and enforcement support, logistics, and administrative services of an aggregate of $1.6 million and (b) certain e-commerce platform operations management services for the Company’s retail platform operations in China of an aggregate of $1.7 million, (ii) sales transactions with ANTA Sports for procurement and sourcing of products (including apparel, footwear, accessories and hard goods) of an aggregate of $0.4 million and (iii) a licensing arrangement with ANTA Sports to provide ANTA Sports with a license to the “Wilson” brand to develop certain crossover products for an aggregate of $0.1 million.
In connection with this offering, we and ANTA Sports expect to enter into the BSA that will provide a framework for our ongoing relationship with ANTA Sports. We will provide further details regarding post-offering arrangements between the Company and ANTA Sports once available.
Loans with Related Parties
On March 26, 2019, JVCo (as lender) entered into an intercompany loan agreement with our wholly-owned subsidiary, Amer Sports Holding (HK) Limited (“Amer Sports HK”) (as borrower), pursuant to which JVCo advanced to Amer Sports HK a loan with an aggregate principal amount outstanding as of December 31, 2022 of $2.7 billion (“JVCo Loan 1”). On February 28, 2022, we assumed all obligations under JVCo Loan 1 from Amer Sports HK. Any borrowings under JVCo Loan 1 accrue interest at a rate equal to the percentage rate per annum which is the aggregate of the applicable margin of 4.00%, 4.25% or 4.50%, depending on the current leverage ratio, and EURIBOR for any loans in euros and LIBOR for all other loans, plus 0.25%. JVCo Loan 1 matures on March 26, 2029. $      billion of JVCo Loan 1 is expected to

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
be equitized immediately prior to the completion of this offering and all remaining borrowings under JVCo Loan 1 are expected to be repaid with net proceeds from this offering. See “Summary—IPO-Related Transactions—Shareholder Loan Equitization” and “Use of Proceeds.” JVCo has temporarily suspended the accrual of interest under JVCo Loan 1 subsequent to December 31, 2022 in contemplation of this offering and the related equitization and repayment of the loan. The temporary suspension of interest on JVCo Loan 1 is accounted for as a capital contribution with a debit to interest expense and a credit to equity. The equitization of JVCo Loan 1 will be treated as credit to equity as shareholder contribution, and therefore has no associated gains or losses.
On March 26, 2019, JVCo (as lender) entered into an intercompany loan agreement with our wholly-owned subsidiary, Amer Sports HK (as borrower), pursuant to which JVCo advanced to Amer Sports HK a loan with an aggregate principal amount outstanding as of December 31, 2022 of $1.4 billion (“JVCo Loan 2”). On February 28, 2022, we assumed all obligations under JVCo Loan 2 from Amer Sports HK. Any borrowings under JVCo Loan 2 accrue interest at a rate equal to the percentage rate per annum that is the aggregate of the applicable margin of 2.00% or 1.75%, depending on the current leverage ratio of ANTA Sports, together with its subsidiaries and JVCo, and EURIBOR, plus a margin to be determined from time to time. JVCo Loan 2 matures on March 26, 2029. JVCo Loan 2 is expected to be repaid in full in connection with this offering. See “Use of Proceeds.” JVCo has temporarily suspended the accrual of interest under JVCo Loan 2 subsequent to December 31, 2022 in contemplation of this offering and the related repayment of the loan. The temporary suspension of interest on JVCo Loan 2 is accounted for as a capital contribution with a debit to interest expense and a credit to equity.
On May 29, 2020, JVCo (as lender) entered into an intercompany loan agreement with our wholly-owned subsidiary, Amer Sports HK (as borrower), pursuant to which JVCo agreed to make available to Amer Sports HK a loan in a principal amount of up to EUR 400 million (“JVCo Loan 3”). On October 1, 2022, we assumed all obligations under JVCo Loan 3 from Amer Sports HK. Any borrowings under JVCo Loan 3 accrue interest at a rate equal to the percentage rate per annum that is the aggregate of the applicable margin of 4.00%, 4.25% or 4.50%, depending on the current leverage ratio, and EURIBOR for any loans in euros and LIBOR for all other loans, plus 0.25%. JVCo Loan 3 matures on March 26, 2029. There are no borrowings outstanding under JVCo Loan 3. JVCo Loan 3 is expected to be canceled in connection with this offering.
On February 28, 2022, the Co-Invest entered into a loan agreement with us for a loan in an aggregate principal amount outstanding as of December 31, 2023 of $7.2 million (“Co-Invest Loan 1”), maturing on March 26, 2029. $      million of Co-Invest Loan 1 is expected to be equitized immediately prior to the completion of this offering and all remaining borrowings under Co-Invest Loan 1 are expected to be repaid with net proceeds from this offering. See “Summary—IPO-Related Transactions—Shareholder Loan Equitization” and “Use of Proceeds.” The Co-Invest has temporarily suspended the accrual of interest under Co-Invest Loan 1 subsequent to December 31, 2022 in contemplation of this offering and the related equitization and repayment of the loan. The temporary suspension of interest on Co-Invest Loan 1 is accounted for as a capital contribution with a debit to interest expense and a credit to equity. The equitization of Co-Invest Loan 1 will be treated as credit to equity as shareholder contribution, and therefore has no associated gains or losses.
On February 28, 2022, the Co-Invest also entered into a loan agreement with us for a loan in an aggregate principal amount outstanding as of December 31, 2023 of $3.9 million (“Co-Invest Loan 2”), maturing on March 26, 2029. Co-Invest Loan 2 is expected to be repaid in full in connection with this offering. See “Use of Proceeds.” The Co-Invest has temporarily suspended the accrual of interest under Co-Invest Loan 2 subsequent to December 31, 2022 in contemplation of this offering and the related repayment of the loan. The temporary suspension of interest on Co-Invest Loan 2 is accounted for as a capital contribution with a debit to interest expense and a credit to equity.
See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Loans with Related Parties” and “Summary—IPO-Related Transactions—Equitization.”
Share Issuances to Related Parties
On February 28, 2022, we entered into a share subscription agreement with JVCo, pursuant to which (i) JVCo subscribed for 115,220,745 of our class A voting shares in exchange for 100% of the shares it held

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
in our wholly-owned subsidiary Amer Sports HK and (ii) we assumed the obligations under JVCo Loan 1 and JVCo Loan 2 (as discussed above under “—Loans with Related Parties”).
Business Cooperation Agreement
In connection with this offering, we expect to enter into a new Business Cooperation Agreement with ANTA Sports, which is expected to become effective as of the first trading day of our ordinary shares (the “BCA”) and that will govern the relationship between us and ANTA Sports following this offering.
Pursuant to the BCA, we have agreed that, for so long as ANTA Sports is required to consolidate our results of operations and financial position or account for its investment in our company under the equity method of accounting, we will, among other things, maintain fiscal periods that commence and end on the same calendar days as ANTA Sports’ fiscal periods, deliver monthly management accounts and related financial information and quarterly consolidated financial statements to ANTA Sports, cooperate with ANTA Sports in the preparation of audited financial statements and interim financial statements, provide ANTA Sports with substantially final drafts of all reports, notices and proxy and information statements to be made available to our security holders as well as all regular, periodic and other reports to be filed or furnished under the Exchange Act and all registration statements and prospectuses to be filed under the Securities Act, provide ANTA Sports with all budgets and financial projections, not select an accounting firm other than a “Big 4” accounting firm or its affiliate unless directed by ANTA Sports in accordance with a change in ANTA Sports’ accounting firm, and use our reasonable best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit timely filing of ANTA Sports’ financial statements. We will also provide such other information as ANTA Sports may reasonably request from time to time. ANTA Sports will agree to maintain the confidentiality of all such information.
Registration Rights Agreement
In connection with this offering, we expect to enter into a registration rights agreement with certain of our principal shareholders. The registration rights agreement will grant customary demand and piggyback registration rights in respect of our ordinary shares and will also provide for indemnification and contribution.
Indemnification Agreements
We expect to enter into indemnification agreements with each of our executive officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.
Policy on Related Person Transactions
In connection with this offering, we have adopted a new related person transaction policy. Our related person transaction policy states that any related person transaction must be approved or ratified by our audit committee or board of directors. In determining whether to approve or ratify a transaction with a related person, our audit committee or board of directors will consider all relevant facts and circumstances, including, without limitation, the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to us, the opportunity costs of an alternative transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit committee or board of directors will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF SHARE CAPITAL
We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, and the Companies Act, and the common law of Cayman Islands.
As of the date of this prospectus, we had issued and outstanding ordinary shares, par value EUR 0.10 per ordinary share, comprising an aggregate of (i)      class A voting shares and (ii)      class B non-voting shares. Immediately prior to the completion of this offering, we intend to redesignate and reclassify each of the      issued and outstanding class A voting shares and each of the issued and outstanding class B non-voting shares into a single class of ordinary shares, each entitled to one vote per share.
Immediately prior to the completion of this offering and upon the Reclassification becoming effective, we will have       ordinary shares issued and outstanding. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.
Our Amended and Restated Memorandum and Articles of Association
We will adopt an amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of certain material provisions of the amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.
Objects of Our Company.   Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.
Ordinary Shares.   Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.
Dividends.   The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights.   Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:
•
at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting;

•
shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

•
shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative and holding ordinary shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our amended and restated memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.
General Meetings of Shareholders.   As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.
Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than      clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding ordinary shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding ordinary shares in our company entitled to vote at such general meeting.
The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s memorandum and articles of association. Our amended and restated memorandum and articles of association will provide that upon the requisition of any one or more of our shareholders holding ordinary shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding ordinary shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association will not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Transfer of Ordinary Shares.   Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by the relevant stock exchange or any other form approved by our board of directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:
•
the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•
the instrument of transfer is in respect of only one class of ordinary shares;

•
the instrument of transfer is properly stamped, if required;

•
in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•
a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.
Liquidation.   On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the ordinary shares held by them at the commencement of the winding up, subject to a deduction from those ordinary shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the ordinary shares held by them.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares.   Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Ordinary Shares.   We may issue ordinary shares on terms that such ordinary shares are subject to redemption, at our option or at the option of the holders of these ordinary shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our ordinary shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares.   Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.
Issuance of Additional Ordinary Shares.   Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued ordinary shares.
Our amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:
•
the designation of the series;

•
the number of shares of the series;

•
the dividend rights, dividend rates, conversion rights and voting rights; and

•
the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued ordinary shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Inspection of Books and Records.   Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our amended and restated memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”
Anti-Takeover Provisions.   Certain provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:
•
authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•
limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Exempted Company.   We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
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does not have to file an annual return of its shareholders with the Registrar of Companies;

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is not required to open its register of members for inspection;

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does not have to hold an annual general meeting;

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may issue shares with no par value;

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may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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may register as an exempted limited duration company; and

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may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
Comparison of Cayman Islands Corporate Law and U.S. Corporate Law
The laws of the Cayman Islands applicable to Cayman corporations and their shareholders differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Companies Act applicable to our Company and the Delaware General Corporation Law applicable to companies incorporated in Delaware and their stockholders. Please note that this is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents. For a more complete discussion, please refer to the Delaware General Corporation Law, laws of the Cayman Islands, and our governing amended and restated memorandum and articles of association, and committee charters (in each case as in effect immediately following the first day of trading).

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Mergers and similar arrangements
Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A stockholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of the shares held by such stockholder (as determined by a court) in lieu of the consideration such stockholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock, without a vote by the stockholders of such subsidiary. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.
The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.
For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made or a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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•
the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or

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classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its memorandum and articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.
Shareholders’ suits
Class actions and derivative actions generally are available to stockholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.
In principle, we would normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:
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a company acts or proposes to act illegally or ultra vires;

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the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

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those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed. Our amended and restated memorandum and articles of association contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director in relation to any action or failure to take action by such director in the performance of his or her duties with or for our company, except in respect of any fraud, willful default or dishonesty of such director.

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Shareholder vote on board and management compensation
Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Under our amended and restated memorandum and articles of association, directors shall receive such remuneration as the board of directors may from time to time determine.
Annual vote on board renewal
Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of stockholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible. Classified boards are permitted.	Directors shall be elected or appointed in accordance with our amended and restated memorandum and articles of association. Subject to our amended and restated memorandum and articles of association and the Companies Act, shareholders may by ordinary resolution elect any person to be a director either to fill a casual vacancy or as an addition to the existing board of directors. The directors shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board of directors or as an addition to the existing board of directors subject to the Company’s compliance with director nomination procedures required under the rules and regulations of the relevant stock exchange, unless the board of directors resolves to follow any available exceptions or exemptions.
Indemnification of directors and executive officers and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors or officers (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of:
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a director or officer for any breach of a director’s duty of loyalty to the corporation or its stockholders;

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a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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a director for statutory liability for unlawful payment of dividends or unlawful share purchase or redemption;

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a director or officer for any transaction from which the director derived an improper benefit; or

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an officer in any action by or in right of the corporation.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our

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A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:
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by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

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by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

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by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

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by the stockholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

company or its affairs in any court whether in the Cayman Islands or elsewhere.
In addition, we intend to enter into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two components:
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the duty of care; and

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the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to stockholders, all material
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were

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information reasonably available regarding a significant transaction.
The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder action by written consent
A Delaware corporation may, in its certificate of incorporation, eliminate the right of stockholders to act by written consent.	Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our amended and restated memorandum and articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our amended and restated memorandum and articles of association and may not be taken by written consent of the shareholders without a meeting.
Shareholder proposals
A stockholder of a Delaware corporation has the right to put any proposal before the annual meeting of stockholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but stockholders may be precluded from calling special meetings.	The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s memorandum and articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However,

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our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Cumulative voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of directors
A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	Under our amended and restated memorandum and articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our amended and restated memorandum and articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our amended and restated memorandum and articles of association.
Transactions with interested shareholders
The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested stockholder” for three years following the date that such person becomes an interested stockholder. An interested stockholder generally is a person or group who or which owns or owned 15.0% or more of the	Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to

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corporation’s outstanding voting shares within the past three years.	ensure that these transactions are entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding up
Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by stockholder holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.	Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Variation of rights of shares
A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	Under our amended and restated articles of association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.
Amendment of governing documents
A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	Under Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.
Inspection of books and records
Stockholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our amended and restated memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”
Payment of dividends
The board of directors may approve a dividend without stockholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay	The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated memorandum and articles of association provide that dividends

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dividends upon the shares of its capital stock either:
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out of its surplus, or

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in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Stockholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without stockholder approval.
may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Creation and issuance of new shares
All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.
Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:
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the designation of the series;

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the number of shares of the series;

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the dividend rights, dividend rates, conversion rights and voting rights; and

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the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Business Cooperation Agreement
We expect to enter into the BCA with ANTA Sports in connection with this offering that will govern the relationship between us and ANTA Sports following this offering. See “Related Party Transactions—Business Cooperation Agreement.”
Transfer Agent and Registrar
The U.S. transfer agent and registrar for our ordinary shares is Computershare Inc. and its principal office is located at 150 Royall Street, Canton, Massachusetts 02021.

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ORDINARY SHARES ELIGIBLE FOR FUTURE SALE
Future sales of substantial amounts of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Upon completion of this offering, we will have a total of                  ordinary shares issued and outstanding. Of these shares, the                 ordinary shares, or                  ordinary shares if the underwriters exercise their over-allotment option in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining                  ordinary shares were issued in offshore transactions in accordance with Regulation S and will be freely transferable without restriction or registration under the Securities Act, except for ordinary shares that are owned by one of our existing “affiliates,” which will be “restricted securities,” as such phrase is defined in Rule 144 under the Securities Act, and are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below.
Rule 144
In general, a person who has beneficially owned our ordinary shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned such ordinary shares for at least one year, then the requirement in clause (ii) will not apply to the sale.
Persons who have beneficially owned our ordinary shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

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1% of the number of our ordinary shares then outstanding, which will equal approximately                 ordinary shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option to purchase additional ordinary shares; or

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the average weekly trading volume of our ordinary shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales must also comply with the manner of sale and notice provisions of Rule 144.
Equity Incentive Plans
We will file one or more registration statements on Form S-8 under the Securities Act to register the ordinary shares issuable pursuant to the exercise of outstanding options and reserved for issuance under our ESOP. Such registration statements would become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions and any applicable holding periods, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.
Registration Rights
Certain of our shareholders and their respective designees will have the right, subject to the lock-up agreements described below, to require us to register our ordinary shares for resale in some circumstances.

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Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See “Related Party Transactions—Registration Rights Agreement” for additional information.
Lock-up Agreements
We, our executive officers and directors and holders of substantially all of our ordinary shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or securities convertible into ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives.
Upon the expiration of the lock-up agreements, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, see “Underwriting.”

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TAXATION
The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax.
There are no other taxes likely to be material to us or holders levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following section is the opinion of Davis Polk & Wardwell LLP of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of ordinary shares acquired pursuant to this offering. It does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares.
This section applies only to a U.S. Holder that holds ordinary shares as capital assets for U.S. federal income tax purposes. This section does not include a description of the state, local or non-U.S. tax consequences that may be relevant to U.S. Holders, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, rules conforming the timing of income accruals with respect to the ordinary shares to financial statements under Section 451(b) of the Code, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:
•
certain financial institutions;

•
dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

•
persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•
entities classified as partnerships or S corporations for U.S. federal income tax purposes;

•
persons who acquire our ordinary shares through the exercise of an option or otherwise as compensation;

•
tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•
real estate investment trusts or regulated investment companies;

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
•
persons that own or are deemed to own 10% or more of our shares (by vote or value); or

•
persons holding ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ordinary shares.
This section is based on the Code, administrative pronouncements, judicial decisions, final, and temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. Any change or different interpretation could alter the tax consequences to U.S. Holders described in this section. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this section.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares, and who is:
•
a citizen or individual resident of the United States;

•
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•
an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.
Taxation of Distributions
We do not currently expect to make distributions on our ordinary shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under United States federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in the ordinary shares, and then, to the extent such excess amount exceeds such holder’s tax basis in the ordinary shares, as capital gain. However, we currently do not, and we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
Subject to certain holding-period requirements, for so long as our ordinary shares are listed on the NYSE or another established securities market in the United States, dividends paid to certain non-corporate U.S. Holders will generally be eligible for taxation as “qualified dividend income,” which is taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. However, such long-term capital gain rate would not be applicable if we are treated as a passive foreign investment company in respect of the relevant U.S. Holder for the taxable year in which dividends are paid or the immediately preceding taxable year. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.
The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Sale or Other Disposition of Ordinary Shares
Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations. U.S. Holders should consult their tax advisers regarding the proper treatment of gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.
Passive Foreign Investment Company Rules
Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income” (including cash). For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, interest, dividends, rents, certain non-active royalties and capital gains.
Based on the expected market price of our ordinary shares following this offering and the composition of our income and assets, including goodwill, we do not expect to be a PFIC for our 2023 taxable year or in the foreseeable future. However, the determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in 2023 or any future taxable year is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status, or with respect to our expectations regarding our PFIC status in 2023 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale election under the applicable Treasury regulations with respect to its ordinary shares.
If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares (assuming such U.S. Holder has not made a timely mark-to-market or QEF Election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If we are a PFIC for any year, a U.S. Holder may be subject to the adverse consequences for any gain or excess distributions in respect of any lower-tier PFICs that we own.
A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ordinary shares, provided that the ordinary shares are “marketable.” Our ordinary shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). A mark-to-market election is unlikely available in respect of any lower-tier PFICs that we own unless the shares of such lower-tier PFICs are considered “marketable.” Accordingly, if we are treated as a PFIC, a U.S. Holder will generally continue to be subject to the PFIC rules discussed above with respect to such holder’s indirect interest in any investments we hold that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
In addition, in order to avoid the application of the foregoing rules, a United States person that owns shares in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for U.S. Holders to make QEF Elections.
In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.
If a U.S. Holder owns ordinary shares during any year in which we are a PFIC or in which we hold a direct or indirect equity interest is a lower-tier PFIC, the U.S. Holder generally must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.
U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.
Information Reporting and Backup Withholding
Distributions and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
Reporting with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our ordinary shares by filing a Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). Failure to file a Form 8938 where required can result in monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant U.S. tax return. U.S. Holders should consult their tax advisers regarding this reporting requirement.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
UNDERWRITING
The Company and the underwriters named below have entered into an underwriting agreement with respect to the ordinary shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ordinary shares indicated in the following table. Goldman Sachs & Co. LLC and BofA Securities, Inc. are the representatives of the underwriters.
Underwriters	Number of Ordinary Shares
Goldman Sachs & Co. LLC
BofA Securities, Inc
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Total
The underwriters are committed to take and pay for all of the ordinary shares being offered, if any are taken, other than the ordinary shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional           ordinary shares from the Company to cover sales by the underwriters of a greater number of ordinary shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any ordinary shares are purchased pursuant to this option, the underwriters will severally purchase ordinary shares in approximately the same proportion as set forth in the table above.
The following table shows the per ordinary share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional ordinary shares.
	No Exercise	Full Exercise
Per Ordinary Share	$	$
Total	$	$
Ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per ordinary share from the initial public offering price. After the initial offering of the ordinary shares, the representatives may change the offering price and the other selling terms. The offering of the ordinary shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The Company and its officers, directors, and holders of substantially all of the Company’s ordinary shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Ordinary Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
Prior to the offering, there has been no public market for the ordinary shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the ordinary shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list the ordinary shares on the NYSE under the symbol “         ”. In order to meet one of the requirements for listing the ordinary shares on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ordinary shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to cover the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase additional ordinary shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ordinary shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on   , in the over-the-counter market or otherwise.
The Company estimates that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $      . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $      .
The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each an “EEA State”), no ordinary shares (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of the Shares at any time under the following exemptions under the EU Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the Shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.
This European Economic Area selling restriction is in addition to any other selling restrictions set out below.
United Kingdom
In relation to the United Kingdom, no ordinary shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of the ordinary shares at any time under the following exemptions under the UK Prospectus Regulation:
•
to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or;

•
in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation;

provided that no such offer of the ordinary shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
For the purposes of this provision, the expression an “offer to the public” in relation to the ordinary shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offerings and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for the ordinary shares, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.
Australia
This prospectus:
•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or Exempt Investors.

The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of ordinary shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ordinary shares you undertake to us that you will not, for a period of 12 months from the date of issue of the ordinary shares, offer, transfer, assign or otherwise alienate those ordinary shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Canada
The ordinary shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
France
Neither this prospectus nor any other offering material relating to the ordinary shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ordinary shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the ordinary shares to the public in France.
Such offers, sales and distributions will be made in France only:
(a)
to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

(b)
to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c)
in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The ordinary shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.
Germany
This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany, or Germany, or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ordinary shares, or distribution of a prospectus or any other offering material relating to the ordinary shares. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.
Each underwriter will represent, agree and undertake (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ordinary shares within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ordinary shares, and (ii) that it will distribute in Germany any offering material relating to the ordinary shares only under circumstances that will result in compliance with the applicable rules and regulations of Germany.
This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.
Italy
The offering of ordinary shares has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ordinary shares may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ordinary shares may not be distributed in Italy except:
•
to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended (“Decree No. 58”), and defined in Article 26, paragraph 1, letter d) of CONSOB

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Regulation No. 16190 of October 29, 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or
•
in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ordinary shares or distribution of copies of this prospectus or any other documents relating to the ordinary shares in the Republic of Italy must be:
•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, as amended, or the Banking Law, Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•
in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•
in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ordinary shares on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.
Furthermore, ordinary shares which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ordinary shares being declared null and void and in the liability of the intermediary transferring the ordinary shares for any damages suffered by such non-qualified investors.
Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.
Switzerland
The ordinary shares may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ordinary shares have been or will be approved by any Swiss regulatory authority.
Hong Kong
The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Israel
In the State of Israel, the ordinary shares offered hereby may not be offered to any person or entity other than the following:
•
a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•
a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•
an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•
a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•
an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•
a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•
an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•
an entity, other than an entity formed for the purpose of purchasing the ordinary shares in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ordinary shares offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended) (the “FIEA”) has been made or will be made with respect to the solicitation of the application for the acquisition of the ordinary shares.
Accordingly, the ordinary shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEA) in relation to the ordinary shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEA). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEA, has not been made in relation to the ordinary shares. The ordinary shares may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEA) in relation to the ordinary shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEA). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEA, has not been made in relation to the ordinary shares. The ordinary shares may only be transferred en bloc without subdivision to a single investor.
People’s Republic of China
This prospectus may not be circulated or distributed in the PRC and the ordinary shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ordinary shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.
Qatar
In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the ordinary shares under Section 275 of the SFA except:

(1)
to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations”)) that the ordinary shares are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
United Arab Emirates
The ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
EXPENSES OF THE OFFERING
We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:
Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$	*
NYSE listing fee		*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Transfer agent and registrar fee		*
Accounting fees and expenses		*
Miscellaneous costs		*
Total	$	*

*
To be filed by amendment.

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the NYSE listing fee and the FINRA filing fee. The Company will pay all of the expenses of this offering.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS
The validity of the ordinary shares and certain other matters of Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York and for the underwriters by Latham & Watkins LLP.
EXPERTS
Our consolidated financial statements as of December 31, 2022 and 2021 and January 1, 2021, and for each of the years in the three-year period ended December 31, 2022, have been included herein in reliance upon the report of KPMG AB (“KPMG”), independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The audit report covering the consolidated financial statements as of December 31, 2022 and 2021 and January 1, 2021, and for each of the years in the three-year period ended December 31, 2022, contains an explanatory paragraph that states that as discussed in Note 3 to the consolidated financial statements, the 2022, 2021, and 2020 consolidated financial statements have been restated to correct certain misstatements.
The registered business address of KPMG is Vasagatan 16, 111 20 Stockholm, Sweden.
In connection with the filing of this Registration Statement, KPMG completed an independence assessment to evaluate its independence under the SEC and the PCAOB independence rules. During KPMG’s independence evaluation procedures, a service was identified between the KPMG member firm of the KPMG International Cooperative in Bulgaria (“KPMG Bulgaria”) and a controlled subsidiary of the Company that was permissible under the independence rules applicable at the time it was performed but impermissible under the SEC and PCAOB independence rules applicable to audits in connection with this filing.
Late in 2022 and in early 2023, KPMG Bulgaria performed clerical assistance in the preparation and filing of a registration in Bulgaria related to the identity of the ultimate beneficial owners of our subsidiary in Bulgaria. This service was exited in April 2023. No fee has been or will be charged for the service rendered or the related costs incurred.
KPMG provided the facts and circumstances surrounding this service to our board of directors and the audit committee, including the entity involved, the nature of the service, the period over which the service existed, and the potential fees and actual cost incurred by KPMG Bulgaria. Notwithstanding that the service is an impermissible management function under Rule 2-01 of Regulation S-X, the management of our subsidiary in Bulgaria retained all decision making and ultimate responsibility for the service which was not complex or judgmental in nature. Additionally, the service was not significant to KPMG and our subsidiary in Bulgaria, does not place KPMG in a position of auditing its own work and does not place KPMG in a position of being an advocate for the Company. The Bulgarian operation is not material and is not in scope for the group audit of the Company. Considering the facts presented, our board of directors, the audit committee, and KPMG have concluded (1) that the service does not, did not and will not impair KPMG’s application of objective and impartial judgment on any matter encompassed within KPMG’s audits of our financial statements as of December 31, 2022 and December 31, 2021 and for the years ended December 31, 2022, December 31, 2021 and December 31, 2020 and (2) a reasonable investor would reach the same conclusion.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
ENFORCEABILITY OF CIVIL LIABILITIES
Our company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide less protection for investors as compared to the United States. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.
The majority of our operations and current assets are conducted and located outside the United States. The majority of the directors and executive officers of the Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.
Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the United States courts obtained against us or our directors or executive officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or executive officers that are predicated upon the securities laws of the United States or the securities laws of any state in the United States.
We have been advised by our Cayman Islands counsel Conyers Dill & Pearman that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments with the United States), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We maintain a corporate website at www.amersports.com. The reference to our website is an inactive textual reference only and information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements as of December 31, 2022, December 31, 2021 and January 1, 2021 and for the Years Ended December 31, 2022, December 31, 2021 and December 31, 2020—Amer Sports, Inc.

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statement of Loss and Other Comprehensive Income and Loss	F-4
Consolidated Statement of Financial Position	F-5
Consolidated Statement of Cash Flows	F-6
Consolidated Changes in Shareholders’ Equity (Deficit)	F-7
Notes to the Consolidated Financial Statements	F-8

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Amer Sports, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Amer Sports, Inc. and subsidiaries (the Company) as of December 31, 2022, 2021 and January 1, 2021, the related consolidated statements of loss and other comprehensive income and loss, cash flows, and changes in shareholders’ equity (deficit) for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, 2021, and January 1, 2021 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Correction of Misstatements
As discussed in Note 3 to the consolidated financial statements, the 2022, 2021, and 2020 consolidated financial statements have been restated to correct certain misstatements.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Valuation of goodwill and trademarks for the Peak Performance and Winter Sports Equipment cash generating units
As described in Notes 2 and 9 to the consolidated financial statements, the Group’s cash generating units (CGUs) are tested for impairment when management has identified indications of impairment or at least once a year. An impairment loss is recognized in the consolidated statement of loss and other comprehensive income and loss when the carrying amount of the CGU is greater than the recoverable amount. The recoverable

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
amounts of all CGUs were determined by the higher of fair value less cost of disposal and value in use (VIU). VIU has been calculated using the discounted cash flow method for each CGU. The Group recorded goodwill and trademarks of USD 149.0 million and USD 270.9 million, respectively, for the Winter Sports Equipment CGU as of December 31, 2022. The Group recorded trademarks of USD 151.6 million for the Peak Performance CGU as of December 31, 2022. During the year ended December 31, 2022, the Group recorded an impairment loss on goodwill of USD 179.0 million and on trademarks of USD 19.1 million for the Peak Performance CGU.
We identified the evaluation of the impairment assessment of goodwill and trademarks of the Peak Performance and Winter Sports Equipment CGUs as a critical audit matter. A high degree of subjective auditor judgement was required to evaluate management’s significant assumptions included in the projected discounted cash flows used in the determination of the recoverable amount of the CGUs, specifically the revenue growth rate and discount rate assumptions. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We performed a sensitivity analysis over the revenue growth rate and discount rate assumptions to assess the impact that changes to these assumptions would have had on the recoverable amount of the Winter Sports Equipment and Performance Peak CGUs. We compared the Group’s historical revenue forecasts for such CGUs to actual results to assess management’s ability to accurately forecast. We involved valuation professionals with specialized skills and knowledge who assisted in:
•
evaluating the discount rate assumptions by testing the source information underlying management’s determination of the discount rates and developing a range of independent estimates and comparing those to the discount rates selected by management.

•
evaluating market transactions and comparable company revenue growth rates to develop a range of independent market participants’ growth rates and comparing to those selected by management.

/s/ KPMG AB
We have served as the Company’s auditor since 2019.
Stockholm, Sweden
August 11, 2023

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE INCOME AND LOSS
		For the year ended December 31,
USD million (except for loss per share information)	Notes	Restated 2022	Restated 2021	Restated 2020
Continuing operations
Revenue	5	3,548.8	3,066.5	2,446.3
Cost of goods sold		-1,785.2	-1,560.9	-1,297.4
Gross profit		1,763.6	1,505.6	1,148.9
Selling and marketing expenses		-1,107.6	-962.6	-733.2
Administrative and other expenses		-415.1	-364.4	-277.3
Impairment losses	9; 28	-201.7	-0.7	-20.5
Other operating income	6	11.4	9.0	7.2
Operating profit		50.6	186.9	125.1
Finance income		3.3	2.3	1.6
Finance cost		-236.5	-279.0	-274.1
Net finance cost	11	-233.2	-276.7	-272.5
Loss before tax		-182.6	-89.8	-147.4
Income tax expense	12	-48.3	-34.7	-26.2
Loss from continuing operations		-230.9	-124.5	-173.6
Loss from discontinued operations, net of tax	29	-21.8	-1.8	-63.6
Net loss		-252.7	-126.3	-237.2
Loss attributable to:
Equity holders of the Company		-252.7	-126.3	-237.2
Loss per share	30
Basic loss per share (continuing operations)		-2.00	-1.08	-1.51
Diluted loss per share (continuing operations)		-2.00	-1.08	-1.51
Basic loss per share (discontinued operations)		-0.19	-0.02	-0.55
Diluted loss per share (discontinued operations)		-0.19	-0.02	-0.55
Total Basic loss per share		-2.19	-1.10	-2.06
Total Diluted loss per share		-2.19	-1.10	-2.06

Net loss		-252.7	-126.3	-237.2
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss
Remeasurement effects of postemployment benefit plans	8	14.1	23.2	2.6
Income tax related to remeasurement effects		-3.0	-5.2	-0.5
Writedown of other investments through OCI		-10.9	—	—
Items that subsequently may be reclassified to profit or loss
Translation differences		148.1	260.5	-285.7
Translation differences of disposed foreign subsidiary		—	-4.9	—
Cash flow hedges	25	-11.6	54.5	-29.2
Income tax related to cash flow hedges	25	2.3	-10.9	5.9
Other comprehensive income (loss), net of tax		139.0	317.2	-306.9
TOTAL COMPREHENSIVE INCOME (LOSS)		-113.7	190.9	-544.1
Total comprehensive income (loss) attributable to:
Equity holders of the Company		-113.7	190.9	-544.1
The notes are an integral part of the consolidated financial information.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
USD million	Notes	Restated December 31, 2022	Restated December 31, 2021	Restated January 1, 2021
ASSETS
NON-CURRENT ASSETS
Intangible assets	13	2,755.9	2,870.4	3,083.3
Goodwill	13	2,242.4	2,480.3	2,561.2
Property, plant and equipment	14	361.9	368.7	401.9
Right-of-use assets	22	183.6	211.8	251.7
Non-current financial assets	15	8.9	0.3	0.4
Other non-current assets		61.0	24.7	13.5
Deferred tax assets	12	108.7	101.6	154.9
TOTAL NON-CURRENT ASSETS		5,722.4	6,057.8	6,466.9
CURRENT ASSETS
Inventories	16	912.5	582.8	569.5
Accounts receivable, net	28	658.7	530.5	589.1
Related party receivable	26	16.7	19.5	13.8
Prepaid expenses and other receivables	17	173.3	119.1	109.5
Current tax assets		9.5	13.7	15.0
Cash and cash equivalents	15	402.0	566.7	389.5
Assets held for sale	29	—	60.0	469.2
TOTAL CURRENT ASSETS		2,172.7	1,892.3	2,155.6
TOTAL ASSETS		7,895.1	7,950.1	8,622.5
SHAREHOLDERS’ EQUITY (DEFICIT) AND LIABILITIES EQUITY (DEFICIT)
Share capital	18	642.2	640.4	640.4
Reserves	18	-3.1	6.2	-37.4
Accumulated deficit	18	-713.0	-608.6	-755.9
TOTAL EQUITY (DEFICIT)		-73.9	38.0	-152.9
LIABILITIES
LONG-TERM LIABILITIES
Lease liabilities	19; 22	133.0	158.2	195.0
Loans from financial institutions	19	1,792.2	1,896.2	2,161.4
Loans from related parties	19; 26	4,039.0	4,139.8	4,364.9
Defined benefit pension liabilities	8	31.8	51.9	79.0
Other liabilities		11.9	13.6	25.7
Provisions	21	5.6	5.6	6.2
Long-term tax liabilities		20.8	21.3	21.6
Deferred tax liabilities	12	655.3	678.3	761.7
TOTAL LONG-TERM LIABILITIES		6,689.6	6,964.9	7,615.5
CURRENT LIABILITIES
Interest-bearing liabilities	19	208.3	34.8	198.2
Lease liabilities	19; 22	63.5	66.5	66.0
Accounts payable		435.6	320.2	293.0
Other liabilities	20	498.8	410.5	386.6
Provisions	21	32.2	45.3	27.6
Current tax liabilities		41.0	41.1	37.3
Liabilities directly associated with assets held for sale	29	—	28.8	151.2
TOTAL CURRENT LIABILITIES		1,279.4	947.2	1,159.9
TOTAL LIABILITIES		7,969.0	7,912.1	8,775.4
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT) AND LIABILITIES		7,895.1	7,950.1	8,622.5
The notes are an integral part of the consolidated financial information.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
CONSOLIDATED STATEMENT OF CASH FLOWS
		For the year ended December 31,
USD million	Notes	Restated 2022	Restated 2021	Restated 2020
NET CASH FLOW FROM OPERATING ACTIVITIES
Net loss		-252.7	-126.3	-237.2
Adjustments for:
Depreciation and amortization		197.0	206.1	230.1
Impairment losses on continuing operations		201.7	0.7	20.5
Impairment losses on discontinued operations		—	77.5	20.8
(Gains)/losses on sale of discontinued operations		0.7	-116.0	—
Gain on sale of property, plant and equipment		-0.3	—	-0.1
Other non-cash valuation (gains)/losses		11.3	-6.1	6.7
Net finance expenses		232.7	277.0	273.9
Income tax expense		48.5	31.9	14.8
Changes in:
Inventories		-355.2	-50.9	43.8
Trade receivables		-149.1	36.2	114.8
Other current receivables		-24.9	-17.9	26.2
Accounts payables		115.5	43.4	-31.4
Other liabilities		58.8	67.9	-33.1
Cash generated from operating activities		84.0	423.5	449.8
Interest paid		-118.1	-125.7	-124.6
Interest received		3.1	1.5	0.6
Income taxes paid		-60.7	-31.3	-27.9
Total net cash flows (used in)/from operating activities		-91.7	268.0	297.9
NET CASH FLOW FROM INVESTING ACTIVITIES
Disposal of discontinued operations, net of cash disposed	29	20.3	393.8	—
Acquisition of property, plant and equipment		-77.7	-60.7	-91.3
Acquisition of intangible assets		-32.1	-33.0	-14.7
Proceeds from sale of property, plant and equipment		0.2	0.5	0.1
Acquisition of non-current financial assets		-19.4	—	—
Acquisition of right-of-use assets		-9.9	-5.2	-0.8
Net cash flow (used in)/from investing activities		-118.6	295.4	-106.7
NET CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings from financial institutions		409.8	135.0	691.1
Repayments of short-term borrowings from financial institutions		-237.5	-293.8	-724.9
Proceeds from long-term borrowings from financial institutions		—	—	111.0
Proceeds from long-term borrowings from related parties		11.7	—	13.9
Repayments of long-term borrowings from financial institutions		—	-120.8	-180.9
Repayments of long-term borrowings from related parties		—	-15.4	—
Payments of lease liabilities		-73.5	-72.8	-65.6
Other financing items*		-29.4	-1.9	-9.9
Net cash flow from/(used in) financing activities		81.1	-369.7	-165.3
CHANGE IN CASH AND CASH EQUIVALENTS		-129.2	193.6	25.9
Cash and cash equivalents
Cash and cash equivalents at year end, continuing operations	15	402.0	566.7	389.5
Cash and cash equivalents at year end, discontinued operations		—	0.9	6.9
Translation differences		-36.4	-22.4	27.1
Cash and cash equivalents at year beginning		567.6	396.4	343.4
CHANGE IN CASH AND CASH EQUIVALENTS		-129.2	193.6	25.9

*
Including cash flows from hedging intercompany items from the statement of financial position.

The notes are an integral part of the consolidated financial information.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
	Equity attributable to the equity holders of the parent company
USD million	(Restated) Share capital	(Restated) Cash flow hedge reserve	(Restated) Translation differences	(Restated) Remeasurements	(Restated) Accumulated deficit of the period	(Restated) Accumulated deficit (Total)	(Restated) Total
Balance at January 1, 2020	640.4	-14.1	-8.2	5.8	-232.7	-235.1	391.2
Other comprehensive income: Translation differences	—	—	-285.7	—	—	-285.7	-285.7
Remeasurement effects of postemployment benefit plans	—	—	—	2.6	—	2.6	2.6
Cash flow hedges	—	-29.2	—	—	—	—	-29.2
Income tax related to OCI	—	5.9	—	-0.5	—	-0.5	5.4
Loss for the period	—	—	—	—	-237.2	-237.2	-237.2
Other comprehensive loss, net of tax	—	-23.3	-285.7	2.1	-237.2	-520.8	-544.1
Balance at December 31, 2020 / January 1, 2021	640.4	-37.4	-293.9	7.9	-469.9	-755.9	-152.9
Other comprehensive income: Translation differences	—	—	255.6	—	—	255.6	255.6
Remeasurement effects of postemployment benefit plans	—	—	—	23.2	—	23.2	23.2
Cash flow hedges	—	54.5	—	—	—	—	54.5
Income tax related to OCI	—	-10.9	—	-5.2	—	-5.2	-16.1
Loss for the period	—	—	—	—	-126.3	-126.3	-126.3
Other comprehensive income, net of tax	—	43.6	255.6	18.0	-126.3	147.3	190.9
Balance at December 31, 2021	640.4	6.2	-38.3	25.9	-596.2	-608.6	38.0
Other comprehensive income: Translation differences	—	—	148.1	—	—	148.1	148.1
Remeasurement effects of postemployment benefit plans	—	—	—	14.1	—	14.1	14.1
Cash flow hedges	—	-11.6	—	—	—	—	-11.6
Income tax related to OCI	—	2.3	—	-3.0	—	-3.0	-0.7
Writedown of other investment through OCI	—	—	—	—	-10.9	-10.9	-10.9
Loss for the period	—	—	—	—	-252.7	-252.7	-252.7
Other comprehensive income, net of tax	—	-9.3	148.1	11.1	-263.6	-104.4	-113.7
Transactions with owners:
Capital increase	1.8	—	—	—	—	—	1.8
Balance at December 31, 2022	642.2	-3.1	109.8	37.0	-859.8	-713.0	-73.9
Note 18 provides additional information on shareholders’ equity and note 25 on the cash flow hedge reserves.
The notes are an integral part of the consolidated financial information.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.   The Company
Background and description of the business
Amer Sports, Inc. (formerly Amer Sports Management Holding (Cayman) Limited) (the “Company”) was founded on January 3, 2020 and is incorporated and domiciled in Grand Cayman, the Cayman Islands. The Company’s registered office is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. Hereinafter, the Company and its consolidated subsidiaries are referred to as the “Group” or “Amer Sports”. The ultimate parent company of the Group is Amer Sports Holding (Cayman) Limited (the “parent company”).
Amer Sports is a global platform of sport and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance. Amer Sports manufactures, markets and sells sports equipment, apparel, and footwear through wholesale and direct to consumer channels globally and has a sales network in 34 countries, with North America, Europe, Asia and China being the main market areas.
Amer Sports Corporation, our wholly-owned subsidiary, was founded in 1950. On April 1, 2019, Amer Sports Corporation was acquired by a consortium consisting of ANTA Sports Products Limited (a sportswear company in China, “ANTA Sports”), FountainVest Partners (private equity firm in Asia), Anamered Investments Inc. (an investment vehicle owned by Chip Wilson) and Tencent Holdings Limited (a technology company in Asia), each of which initially owned their interests in Amer Sports Holding (HK) Limited, an indirect parent of Amer Sports Corporation following the acquisition, through Amer Sports Holding (Cayman) Limited (the “Acquisition”).
In 2022, in preparation for a potential initial public offering, the Group undertook a reorganization pursuant to which Amer Sports Holding (Cayman) Limited exchanged its shares of Amer Sports Holding (HK) Limited for new shares of Amer Sports Management Holding (Cayman) Limited, the new holding company parent of Amer Sports Holding (HK) Limited. Amer Sports Holding (HK) Limited is the immediate parent of Amer Sports Holding 3 Oy, the predecessor entity of the Company (the “predecessor entity”). Amer Sports Corporation is a wholly-owned indirect subsidiary of the predecessor entity.
2.   Significant Accounting Policies
Basis of preparation
The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
The reorganization noted above was accounted for as a capital reorganization applying the predecessor accounting method. Under predecessor accounting, the Group carries forward the predecessor carrying values of the net assets and liabilities assumed as previously reflected in the financial statements of the predecessor entity and the comparative balances are presented on that basis except for restatements due to changes in accounting principles, classification and corrections of errors as disclosed below in note 3.
The reorganization was applied fully retrospectively, so that the Company’s share capital and outstanding ordinary shares are retrospectively presented in the consolidated statement of changes in shareholders’ equity for the comparative periods as of December 31, 2021, December 31, 2020 and January 1, 2020. The same basis of outstanding ordinary shares has been applied for the earnings per share calculation for the comparative periods.
The consolidated financial statements are presented in millions of U.S. dollars (USD). The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals. The figures have been prepared under the historical cost basis except for the revaluation of financial instruments that are measured at revalued amounts or fair values at the end of each reporting period as well as derivative financial instruments at fair value, as explained in the accounting policies below. The consolidated financial statements

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of the business.
The preparation of consolidated financial statements requires the use of certain accounting estimates. The areas that require a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed below.
The consolidated financial statements for the Group have been authorized for issue by the Board of Directors on August 11, 2023.
Principles of consolidation
The consolidated financial statements comprise the financial statements of the parent company and include all subsidiaries over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Companies acquired during the financial year have been included in the consolidated financial statements from the date when control was obtained. Similarly, divested subsidiaries are included up to the date when control has been relinquished.
The ownership of the subsidiary shares within the Group are eliminated using the acquisition method. The transferred consideration and all the identifiable assets and liabilities of an acquired company are measured at fair values at the date of acquisition. Goodwill is recognized as the amount by which the total transferred consideration exceeds the fair value of the acquired net assets.
Intercompany transactions, profit distribution as well as intercompany receivables, liabilities and unrealized gains between Group companies are eliminated in consolidation.
Change in accounting principles and correction of errors
Certain amounts in the consolidated statement of financial position, consolidated statement of loss and other comprehensive income and loss, consolidated statements of cash flows and consolidated statement of changes in shareholders’ equity (deficit) for all periods presented have been restated due to changes in classification resulting from changes in accounting principle and due to correction of errors. The impact and description of these restatements are disclosed in note 3. Throughout the consolidated financial statements, columns indicating figures that have been restated, are indicated with the label restated.
Macroeconomic environment
Two major events that impacted the business of the Group during the reporting periods were the COVID-19 pandemic and the Russia-Ukraine war.
COVID-19 pandemic
The outbreak of a novel strain of coronavirus (“COVID-19”) caused governments and public health officials to impose restrictions and recommend precautions to mitigate the spread of the virus. In 2020, the Company took several temporary measures, including temporary layoffs, a travel and recruitment freeze, postponing certain projects and temporary store closings negatively influencing revenue. In 2022 and 2021, the COVID-19 pandemic did not have any major negative impact on the Company’s operations.
The extent to which COVID-19 continues to impact the Company’s operations, and in turn, its operating results and financial position will depend on future developments, which are highly uncertain and cannot be predicted. At the current time, management does not anticipate any long-term adverse effects, but continues to monitor any effects on inventories and other significant estimates.
Russia-Ukraine conflict
As a result of the conflict between Russia and Ukraine and the sanctions imposed against Russia, the Group put all its shipments to Russia on hold on February 26, 2022 and suspended all significant commercial activities in Russia by the end of fiscal year 2022 indefinitely, including store, e-commerce channels, and shipments to the Company’s wholesale partners. The Group’s sales in Russia were USD 56.0 million in 2021

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
and decreased to USD 18.7 million in 2022. The total assets of our Russian subsidiary ASRUS ZAO Amer Sports amounted to USD 22.4 million as of December 31, 2022. The Company maintains a leased office space in Russia and a limited number of employees to safeguard the operations of the entity, file statutory financial statements and monitor the local market to secure the Company’s global brand assets.
Assets held for sale and discontinued operations
Assets or a disposal group of assets and liabilities is categorized as held for sale when the economic benefits gained from it will be accrued primarily from its sale rather than from continuous use. Assets or disposal groups held for sale are measured at the lower of carrying amount or fair value less costs to sell and disclosed as a separate line item in the consolidated statement of financial position. These assets are not amortized or depreciated.
An impairment loss is recognized for any initial or subsequent write-down of the asset or a disposal group to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset or a disposal group, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset or a disposal group is recognized at the date of derecognition.
A discontinued operation is a component of the Group’s business that has been disposed of or will be disposed of in accordance with a coordinated plan. It represents a separate major line of business or geographical area of operations. Any gain or loss from disposal, together with the profit or loss of a discontinued operation until the date of disposal, is reported separately from income and expenses of the continuing operations in the consolidated statement of loss and other comprehensive income and loss. The prior periods in these statements are presented on a comparative basis. Intercompany income and expenses between continuing and discontinued operations are eliminated.
More details on the assets held for sale and discontinued operations are disclosed under note 29.
New and amended standards and interpretations
The Group has applied the following new and revised standards, amendments and interpretations that are required to be applied as of January 1, 2022:
•
IAS 37 (amendment):   Onerous Contracts—Cost of Fulfilling a Contract—no material impact

•
IAS 16 (amendment):   Property, Plant and Equipment: Proceeds before Intended Use—no material impact

•
IFRS 3 (amendment):   Reference to the Conceptual Framework—no material impact

•
Small changes to various standards or interpretations as part of the annual improvements to IFRS project—no material impact

New IFRS standards not yet effective
The following standards that are issued but not yet effective will be adopted in 2023 or later:
•
IAS 1 (amendment):   Classification of Liabilities as Current or Non-current

•
IAS 1 (amendment):   Disclosure of Accounting Policies

•
IAS 8 (amendment):   Definition of Accounting Estimates

•
IAS 12 (amendment):   Deferred tax related to Assets and Liabilities arising from a Single Transaction

•
Small changes to various standards or interpretations as part of the annual improvements to IFRS project

Management has concluded that the adoption of any of the above accounting pronouncements, that were issued but not effective for the period ended December 31, 2022, will not have a material impact on the Group’s consolidated financial statements.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Foreign currency transactions and translation
The Company’s consolidated financial statements are presented in USD. The functional currency of the parent company is EUR, while the functional currency for each subsidiary is its local currency or the currency in which the subsidiary mainly operates. Transactions involving the translation to the respective functional currencies of values denominated in foreign currencies are classified as monetary or non-monetary, thereby defining the measurement and recognition of foreign currency translation gains and losses applicable to a transaction.
The Group companies record transactions in foreign currencies at the rate on the transaction date or at an estimated rate sufficiently close to the rate on the transaction date. Assets and liabilities denominated in foreign currencies that are outstanding at the end of the financial year are translated at the closing rate of exchange in effect on the balance sheet date. Foreign exchange gains and losses related to operational transactions are presented within operating expenses above Operating profit. Exchange rate gains and losses on foreign currency-denominated loans and other receivables and liabilities connected with financing transactions are recorded at their net values as finance income and expenses.
The consolidated statement of loss and other comprehensive income and loss is translated into U.S. dollars by consolidating each calendar month separately using the actual daily average for the month, whereby the sum of the twelve calendar months represents the whole year. Translation differences arising from the translation of the net investment in non-U.S. operations are booked to translation differences in other comprehensive income. On disposal of a foreign operation, the accumulated amount of translation differences relating to the disposed foreign operation is reclassified to profit or loss.
Financial instruments
A financial instrument is a contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. These include both non-derivative financial instruments, such as accounts receivables and payables, and derivative financial instruments, such as foreign exchange contracts.
Financial assets
Categorization and measurement
In accordance with IFRS 9 Financial Instruments, financial assets are categorized as:
I.
financial assets at fair value through profit or loss

II.
financial assets measured at amortized cost

III.
financial assets at fair value through other comprehensive income and loss (OCI)

The classification of financial assets at initial recognition depends on the contractual cash flow characteristics of the financial asset and the Group’s business model for managing them. All purchases or sales of financial assets are recognized on the settlement date.
Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Derivatives are classified at fair value through profit and loss unless they are designated as effective hedging instruments.
Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the consolidated statement of loss and other comprehensive income and loss. Assets in this category are classified as current assets, except for maturities over 12 months after the balance sheet date.
The Group measures financial assets at amortized cost if both of the following conditions are met:
•
the financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
•
the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. Financial assets are included in current assets, except for maturities over 12 months after the balance sheet date.
The Group’s financial assets at amortized cost include accounts receivables, other non-current financial assets and other non-interest yielding receivables.
The Group measures financial assets at fair value through OCI (FVOCI) if both of the following conditions are met:
•
the financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and

•
the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

For financial assets at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the consolidated statement of loss and other comprehensive income and loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI.
Financial assets at fair value through OCI are measured at their fair value by applying the market prices at the balance sheet date or some other determination of value used by the Company. The change in fair value is presented in fair value and other reserves under shareholders’ equity. Fair value changes are transferred from shareholders’ equity to the consolidated statement of loss when the asset is sold or its value has been impaired such that an impairment loss must be recognized. Financial assets at fair value through OCI whose fair value cannot be determined reliably are measured at cost or a lower value if they are impaired. Financial assets at fair value through OCI are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months after the balance sheet date.
Derecognition
A financial asset is derecognized when the contractual rights to receive cash flows from the financial assets have expired or have been transferred and the Group substantially transferred all rewards and risks associated with the ownership. In the case of sales of trade receivables, essentially all rewards and risks are transferred to the buyer of the receivables.
Impairment
Loss allowances are recognized for expected credit losses (ECL) on a financial asset that is measured at amortized cost or at fair value through OCI. For trade receivables, the Group adopts the so-called simplified approach, which does not require the recognition of periodic changes in credit risk, but rather the accounting of an expected credit loss calculated over the entire life of the credit (lifetime ECL) according to the provision matrix approach. ECLs of accounts receivable are measured on a collective basis. The grouping is based on geographical region, customer rating, the type of collateral or whether the receivables are covered by trade credit insurance as well as the type of customer. The ECL model is forward-looking and the expected default rates are based on the realized losses in the past based on the previous three years considering the time value of money, probability-weighted outcome, supportable information available without undue cost or effort about the past events, current conditions and forecasts of future economic conditions. The lifetime ECL allowances are calculated using the gross carrying amounts of the outstanding trade receivables and the expected default rates with probability-weighted outcomes. The historically observed default rates are updated annually. In addition, forward-looking specific provision is prepared in cases where the basic ECL allowance based on the historical loss data does not cover expected losses, which includes the impact of expected changes in the economic, regulatory and technological environment (such as industry outlook, GDP, employment, politics), and external market indicators. The estimates are based on

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
a systematic, on-going review and evaluation performed as part of the credit-risk evaluation process. The specific provision is updated on a quarterly basis.
Financial liabilities
In accordance with IFRS 9 Financial Instruments, financial liabilities are categorized as:
I.
financial liabilities at fair value through profit or loss

II.
financial liabilities measured at amortized cost

Financial liabilities at fair value through profit or loss include derivatives that are classified at fair value through profit and loss unless they are designated as effective hedging instruments.
Financial liabilities measured at amortized cost are initially carried at fair value. Transaction costs are included in the original carrying amount of financial liabilities. All financial liabilities are subsequently carried at amortized cost using the effective interest rate method. Financial liabilities are classified as current liabilities, except for maturities over 12 months after the balance sheet date, in which case they are classified as long-term liabilities.
Current financial liabilities include current interest-bearing liabilities, accounts payables and other current liabilities. Accounts payables correspond primarily to trade payables. They also include payables that have been transferred to a vendor financing program, as there is no material difference in the nature or terms of the liabilities compared to other trade payables.
Long-term financial liabilities include long-term loans from financial institutions, loans from related parties and other liabilities.
Derivatives
The Group’s derivative instruments may include foreign exchange forward contracts and options, interest rate swaps, interest rate options and cross-currency swaps. Foreign exchange forward contracts and options are used to hedge against changes in the value of receivables and liabilities denominated in a foreign currency, and interest rate swaps and interest rate options to hedge against interest rate risk. Cross-currency swaps are used to hedge against changes in value of foreign currency denominated receivables and liabilities and against interest rate risk.
Foreign exchange forward contracts and options, interest rate swaps and options and cross currency swaps are measured at fair value on the day that the Group becomes a party to the contract. Subsequent measurement is also at fair value. Foreign exchange derivatives are measured at fair value using the closing rates quoted by the European Central Bank on the reporting date together with common pricing models that are used for valuation of foreign exchange forward contracts and options. The fair values of interest rate and cross currency swaps are calculated as the current value of future cash flows. Interest rate options are valued with year-end interest rates together with common option pricing models.
Gains and losses from fair value measurement are treated in accordance with the purpose of the derivative financial instrument. For maturities below 12 months after the balance sheet date, the fair value of the derivatives is presented in prepaid expenses and other receivables or other liabilities. For maturities over 12 months, the fair value is presented in other non-current assets or other liabilities.
Changes in the value of derivative instruments, which do not qualify for hedge accounting are recorded as finance income and expenses, except for when they are associated with hedging the cash flow from operating activities, in which case they are recorded in other operating income and expenses.
Hedge accounting
The Group applies cash flow hedge accounting to foreign exchange derivatives that hedge material cash flows from operating activities. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges, in accordance with IFRS 9 Financial Instruments, is recognized in the fair value and other reserves under shareholders’ equity. Any ineffective component, however, will be

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
immediately recognized in the consolidated statement of loss and other comprehensive income and loss. The cumulative change in gains or losses for the effective hedges is transferred to the income statement for the period when the hedged item is recorded in the consolidated statement of loss and other comprehensive income and loss.
When a hedging instrument expires, is sold, or if the hedge does not meet the requirements set for hedge accounting under IFRS 9 Financial Instruments, any cumulative gain or loss recorded in equity remains in equity until the forecasted transaction is recorded in the consolidated statement of loss and other comprehensive income and loss. When the forecasted cash flow is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately recorded in other operating income and expenses in the case of an operating cash flow hedge.
When initiating hedge accounting, the Group documents the correlation between the hedged item and the hedging instruments, as well as the Group’s risk management objective and hedge initiation strategy. The Group documents and evaluates the effectiveness of hedges when initiating hedging and on a quarterly basis by examining the degree to which the hedging instrument offsets changes in the fair value and cash flow of the hedged item.
The Group does not hedge the net investment in foreign subsidiary operations with derivatives.
Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and deposits held at call with banks.
Revenue recognition
Revenue comprises sale of products and services, and license fees. Revenue is presented net of value added tax, discounts, incentives, rebates earned by customers, and estimated returns.
Management applies the following five step model when determining the timing and amount of revenue recognition:
1.
identifying the contracts with customers,

2.
identifying the separate performance obligations,

3.
determining the transaction price,

4.
allocating the transaction price to separate performance obligations, and

5.
recognizing revenue when each performance obligation is satisfied.

Revenue is recognized at the point in time when control of the products and services are transferred to the customer in accordance with the terms of delivery at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those products and services in the ordinary course of the Group’s activities.
Revenue recognized from services comprises mainly freight services in the Group’s operating segments. The revenue from the freight services is recognized at a point in time upon the delivery of the goods when the control has been transferred to the customer.
The Group sells products and services through three channels: wholesale, own retail and ecommerce, with the latter two belonging to direct-to-consumer (DTC).
In wholesale, volume rebates, performance bonuses and payment term discounts are offered to certain major customers. The Group typically applies the expected value method to estimate the variable consideration for the expected future rebates and performance bonuses. Certain contracts provide wholesale customers with a right to return goods within a specified period. The Group recognizes a refund liability as a reduction of revenue and a corresponding right of return asset as reduction of cost of goods sold based on the expected future return rates derived from historical data.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
In own retail and ecommerce, revenue is recognized when control of the products is transferred to the customer, which occurs upon delivery to the customer or point of sale for sales in own retail stores. In ecommerce, the products sold online can be returned within 14−30 days of receipt of the products. For expected returns, the Group recognizes a refund liability as a reduction of revenue and a corresponding right of return asset as reduction of cost of goods sold based on the expected future return rates derived from historical data. A contract liability is recognized from the sale of gift cards in own retail and ecommerce. The Group expects to be entitled to a breakage amount. It recognizes breakage amount as revenue in proportion to the pattern of rights exercised by customers based on historical data.
The Group provides warranties that promise the customer that the delivered product is as typically specified in the contract and covers general repairs for defects that existed at the time of sale, as required by law. These assurance-type warranties are accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.
Revenue obtained from other companies is booked to license income when such companies manufacture or sell products bearing the Group’s trademarks. License income based on fixed license agreements is recognized evenly throughout the financial year, while license income determined by sales volumes is recognized during the financial year as the licensee generates sales revenue. The non-refundable minimum guarantees related to certain licensing agreements are for functional intellectual properties, while the guarantee revenue is recognized at the point in time the control of the license is transferred to the customer.
Pension plans
The Group’s pension arrangements comply with the local rules and practices of the countries where the Group operates. The Group’s pension arrangements are either defined contribution or defined benefit plans. Under defined contribution based plans, the Group pays fixed contributions into a separate entity (a fund) and does not have any legal or constructive obligation to pay further contributions. Under defined contribution plans, the Group’s contributions are recorded as an expense in the period to which they relate.
Defined benefit plans are post-employment benefit plans other than defined contribution plans. The defined benefit plans are partially or fully funded through payments to insurance companies or contributions to trustee-administered funds. In defined benefit plans, the pension expenses recognized in the consolidated statement of loss and other comprehensive income and loss are determined using the projected unit credit method, which calculates the present value of the obligation and the related service costs. The pension liability is measured by calculating the present value of future pension obligations, discounted using the market yield on high quality corporate bonds or government bonds in countries where there is no deep market for such bonds. The defined benefit plan asset is measured at fair market value as of the reporting date. The net liability (asset) recognized in the consolidated statement of financial position is the present value of the pension obligation less the fair value of the plan assets.
All actuarial gains and losses relating to post-employment benefits are recognized in full in other comprehensive income and loss. For other long-term employee benefits, the Group recognizes actuarial gains and losses immediately in the consolidated statement of loss. All past service costs are recognized immediately in the consolidated statement of loss when the plan amendment, curtailment or settlement occurs. Net interest expense (income) is determined based on the net defined benefit liability (asset) and the discount rate at the beginning of the year. Expenses related to defined benefit post-employment plans are reported as follows:
•
service cost

•
net interest expense

•
remeasurement components under OCI. Actuarial gains and losses are not classified to the consolidated statement of loss in subsequent periods.

Share-based payments
The Group’s key employees have been granted options under a share-based incentive plan—the Employee Stock Ownership Plan 2019. Options settled in shares only are measured on the grant date.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Options settled in cash or shares at the election of certain employees are remeasured to fair value at the end of each reporting period until settlement. The share-based payments expense is recognized over the requisite service period with the offsetting credit to equity for options that are settled in shares, and with the offsetting credit to liabilities for options that are settled in cash or shares at the election of certain employees, when it is probable that the service vesting condition and non-market performance condition, if applicable, will be met.
Income taxes
Current income taxes
Current income taxes comprise the taxes for the financial year calculated based on the result for the period and in accordance with the tax legislation of each company’s local domicile as well as assessed or returned taxes for previous financial periods.
Deferred taxes
Deferred tax assets and liabilities are calculated on all temporary differences between the book and tax base of assets in accordance with the tax rate at the balance sheet date or with the substantially enacted future tax rate. Temporary differences arise from factors such as unused tax losses, depreciation differences, provisions, defined benefit pension plans, the fair valuation of derivative financial instruments, the internal inventory margin as well as measurements to fair value of assets in connection with business acquisitions. Deferred tax liabilities are not recognized for unremitted earnings of subsidiaries to the extent that they are expected to be permanently invested in international operations. These earnings, the amount of which cannot be practicably computed, could become subject to additional tax if they were remitted as dividends or if the Company were to sell the shareholdings in the subsidiaries. A deferred tax asset is recognized as a result of unused tax losses and other temporary differences to the extent that it is probable that these can be utilized in future financial periods. For the assessment of probability, in addition to past performance and the respective prospects for the foreseeable future, appropriate tax structuring measures are also taken into consideration. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the same taxable entity, and are expected to reverse in a period or periods in which the tax loss or credit can be utilized.
Segment information
The Group’s organizational structure comprises the following reportable segments for financial reporting purposes: Technical Apparel consisting of the brands Arc’teryx and Peak Performance, Outdoor Performance consisting of the brands Salomon, Atomic, Armada and ENVE, and Ball & Racquet Sports consisting of the brands Wilson, Demarini, Louisville Slugger, Evoshield and ATEC. The Group reports revenue for four geographical areas: EMEA, Americas, Greater China and Asia Pacific excluding Greater China.
The CEO is the chief operating decision-maker who monitors the operating results of the segments to assess performance and make decisions about resource allocation.
Business combinations
Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the aggregate of the fair values of the assets transferred, and liabilities incurred towards the former owners of the acquired entity. Acquisition-related costs are recognized as expenses in the consolidated statement of loss and other comprehensive income and loss in the period in which the costs are incurred and the related services are received.
Intangible assets
The Group’s intangible assets and goodwill primarily result from the acquisition of Amer Sports Corporation and its subsidiaries by Amer Sports Holding Oy on April 1, 2019. Following the initial

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful life of intangible assets is assessed as either finite or indefinite.
Intangible assets with indefinite useful lives
Intangible assets with indefinite useful lives comprise brand names and trademarks. As the brand names and trademarks are core to the business and as there is no foreseeable limit to the future cash flows generated by the intangible assets, brand names and trademarks are assessed as indefinitely lived. Brand names and trademarks with indefinite useful lives are not amortized but tested for impairment at least on an annual basis (see impairment of assets below). Impairment testing is performed by comparing the recoverable amount of the asset to its carrying value. Any resulting impairment loss is recorded in the consolidated statement of loss and other comprehensive income and loss.
Intangible assets with finite useful lives
Intangible assets with a finite useful life consist of patents and software licenses, and are amortized on a straight-line basis over the useful life of 3 to 15 years.
Patents and software licenses are reviewed at the end of each reporting period to determine whether there is any indication of impairment and if any impairment indication exists, the asset is then tested for impairment.
Development expenses are capitalized when they meet the recognition criteria in IAS 38 Intangible Assets and amortized during their useful lives.
The Group capitalizes development costs as intangible assets only when the following criteria are met:
•
the technical feasibility of completing the intangible asset exists,

•
there is an intent to complete and an ability to use or sell the intangible asset,

•
the intangible asset will generate probable future economic benefits,

•
there are adequate resources available to complete the development and to use or sell the intangible asset, and

•
there is the ability to reliably measure the expenditure attributable to the intangible asset during its development.

Goodwill
Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets measured at the date of acquisition. Goodwill is stated at historical cost less any accumulated impairment losses and is not amortized. Goodwill has been allocated to the cash-generating units (CGU) and are tested for impairment annually and if there are triggering events by comparing the recoverable amount of a CGU to its carrying value. An impairment loss is recognized in the consolidated statement of loss and other comprehensive income and loss, if the carrying amount of the CGU exceeds its recoverable amount.
Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.
Depreciation is calculated on a straight-line basis in order to write down the cost of the assets to their residual values over their expected useful lives, adjusting for any impairment. The depreciation periods are:
Asset category	Estimated useful life
Buildings and constructions	25–40 years
Machinery and equipment	3–10 years
Leasehold improvements	shorter of the lease term or useful life

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Land areas are not depreciated.
Property, plant and equipment are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset is then tested for impairment by comparing its recoverable amount to its carrying value. Impairment losses are recorded in the consolidated statement of loss and other comprehensive income and loss.
Leases
At the inception of a contract, the Group assesses whether the contract is, or contains, a lease. The contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group recognizes a right-of-use asset and a lease liability at the lease commencement date.
The lease contracts under IFRS 16 Leases consist mainly of real estate (e.g. retail stores, offices, warehouses) and cars, where the Group acts as a lessee.
The Group has elected to use the exemptions proposed by the standard on lease contracts for which the lease term is shorter than 12 months and on lease contracts for which the underlying asset is of low-value (e.g. laptops, mobile phones; below USD 5 thousand). The lease expenses for short-term and low-value contracts as well as for lease contracts with variable leases based on net sales of the leased premises are recognized as rent expenses over the lease term in the consolidated statement of loss and other comprehensive income and loss.
Lease liabilities
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the incremental borrowing rate is applied. The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and the type of the leased asset.
Lease payments included in the measurement of the lease liability comprise the fixed payments (including the in-substance fixed payments), variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee, and the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early. The Group applies judgment in evaluating whether it is reasonably certain to exercise or not to exercise the option to extend or terminate the lease. It considers all relevant factors that create an economic incentive for it to exercise either the extension or termination.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. A corresponding adjustment is done to the carrying amount of the right-of-use asset, or it is recorded in the consolidated statement of loss and other comprehensive income and loss if the carrying amount of the right-of-use asset has been reduced to zero.
Right-of-use assets
The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying assets or the site on which it is located, less any lease incentives received.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset is depreciated over the useful life of the underlying asset, which is determined on the same basis as for the property, plant and equipment. In addition, the right-of-use asset is reduced by potential impairment losses, and adjusted for certain remeasurements of the lease liability.
In 2022 and 2021, the Group applied the amendments to IFRS 16 Leases as an optional practical expedient to allow lessees not to account for rent concessions as lease modifications if they are a direct consequence of COVID-19 and meet certain conditions. The practical expedient applies only if the revised consideration is substantially the same or less than the original consideration, the reduction in lease payments relates to payments due on or before June 30, 2022, and no other substantive changes have been made to the terms of the lease. All those rent concessions that met the aforementioned conditions were recognized as variable lease payment reductions in the consolidated statement of loss and other comprehensive income and loss.
Impairment of non-financial assets
The Group’s operations have been divided into cash generating units (CGU) representing the Group’s brands and reflecting the lowest level at which goodwill is monitored for internal management purposes. A cash generating unit determined for the impairment testing purposes is the smallest group of assets generating cash inflows largely independent of the cash inflows from other assets or groups of assets.
At each reporting date, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.
Impairment testing is performed by comparing the recoverable amount of an asset or CGU to its carrying amount. The recoverable amount of an asset or CGU is the higher of its fair value less costs of disposal and value in use (“VIU”). VIU has been calculated using the discounted cash flow method for each CGU (refer to note 9 for further details).
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in the consolidated statement of loss and other comprehensive income and loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.
An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
Inventories
Inventories are measured at the lower of cost calculated according to the first-in-first-out principle or the net realizable value. For self-manufactured products, the cost includes direct wages and raw material costs as well as a portion of the indirect costs. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
When circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in realizable value, the amount of the write-down previously recorded is reversed.
Provisions
Obligations arising as the consequence of a past event, which are legal or which the Company has an actual obligation to settle and are considered certain or likely to occur, are recognized in the consolidated statement of loss and other comprehensive income and loss. They are presented in the consolidated statement of financial position as provisions when it is probable that the resources will be transferred out of the

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Group but the precise amount or timing is not known. The most important regular provisions are due to the repair or replacement of products during the warranty period. These provisions are determined on the basis of historical experience. A provision for reorganization is made when the Group has drawn up a detailed reorganization plan and announced the reorganization.
If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized in the consolidated statement of loss and other comprehensive income and loss.
Significant accounting judgments, estimates, and assumptions
When preparing the consolidated financial statements, the Group’s management makes judgments and estimates influencing the content of the consolidated financial statements and it must exercise its judgment regarding the application of accounting policies. The judgments and estimates are based on a set of underlying data that may include management’s historical experience, knowledge of current event and conditions, and other factors that are believed to be reasonable under the circumstances. Management continuously evaluates the judgments and estimates it uses. These estimates have been applied in a manner that is consistent with prior periods. There are no known trends, commitments, events or uncertainties that the Group believes will materially affect the methodology or assumptions used in making these judgments and estimates in the consolidated financial statements.
The following are the accounting policies subject to judgments and estimates that the Group believes could have the most significant impact on the amounts recognized in the consolidated financial statements.
Actual results may differ from these estimates. Any changes in the estimates and assumptions are recognized in the period in which the estimate or assumption is revised.
Impairment of non-financial assets
The carrying amounts of non-current tangible and intangible assets are assessed by means of impairment tests whenever there is an indication of impairment. Any impairment of goodwill and other intangible assets having an indefinite useful life are nevertheless assessed at least once a year.
More details of the impairment are disclosed under note 9.
Provisions
Provisions are recognized in the consolidated statement of financial position when there is a legal or actual obligation for the Company to settle an obligation arising as the consequence of a past event that is considered certain or likely to occur. The most important regular provisions are due to the repair or replacement of products during the warranty period. These provisions are determined on the basis of historical experience. The provisions recognized represent management’s best estimate of the present value of the future costs assumed to be incurred. The actual costs may differ from the estimated.
More details on the provisions are disclosed in note 21.
Accounts receivable
The Group has a significant number of customers which minimizes the concentration of credit risks. Ongoing estimates are done related to the ability to collect the Group’s accounts receivables and maintain an allowance for estimated credit losses resulting from the ability of the Group’s customers to make the required payments. The historical levels of credit losses are considered to make judgments about the creditworthiness of the customers based on ongoing credit evaluations.
More details on the aging and valuation provisions of the accounts receivables are disclosed in note 28.
Inventories
Inventory is carried at the lower of cost or net realizable value, which requires an estimate of the products’ future selling prices. When assessing the net realizable value of the inventories, the Group

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
considers multiple factors and uses estimates related to fluctuations in inventory levels, aging of inventory, customer behavior and anticipated sales volume, seasonality, expected selling prices and selling costs.
More details on the inventory provisions are disclosed in note 16.
Income taxes
Management judgment is required in determining provisions for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. The Group is also subject to income taxes in various jurisdictions. Judgment is required in determining the Group’s provision for income taxes. There may be transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group anticipates questions arising in tax audits and recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
More details on the income taxes are disclosed under note 12.
Pension plans
The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (or income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.
The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. Other key assumptions for pension obligations are based in part on current market conditions (see note 8).
More details on the pension plans are disclosed under note 8.
Share-based payments
Options granted will vest upon satisfaction of service and performance conditions, and an exit event (a public offering of the shares of the Company or a sale of the controlling majority of the shares in the Company or business assets) (the “exit event”), which is a non-market performance condition. For options with service and/or performance conditions, the amount of compensation expense recognized is based on the number of awards expected to vest, reflecting estimated expected forfeitures, and is adjusted to reflect those awards that do ultimately vest. The forfeiture rate is based on management’s best estimate of expected forfeitures, taking into consideration historical trends and expected future behavior. For options with a non-market performance condition (i.e. exit event), the Company recognizes the expense if and when the Company concludes that it is probable that the exit event will be achieved. No share-based payment expense has been recognized in these consolidated financial statements since the likelihood of occurrence of such condition was not deemed to be probable during any reporting period. The Company reassesses the probability of achieving the non-market performance condition at each reporting date.
The grant date fair value of each stock option granted is estimated using the Monte Carlo simulation model including any market performance conditions and excluding the impact of any service and non-market performance vesting conditions.
3.   Changes in accounting principles and correction of errors
Changes in accounting principles
The Company made certain reclassifications to the consolidated statement of loss and other comprehensive income and loss, consolidated statement of financial position, consolidated statement of cash flows and consolidated statement of changes in shareholders’ equity (deficit) for all periods presented to improve readability, comparability to peers and to make it easier to understand the Company’s financial performance. By presenting a more concise and focused view of its primary statements, Management aims

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
to provide a clearer picture of its net assets, financial position and results of operations and facilitate meaningful analysis of its consolidated financial statements. The reclassifications and adjustments made included the Company’s election to change the reporting currency in which the consolidated financial statements are presented from the Euro to the U.S. Dollar. The following summarizes the reclassifications and adjustments made and presented in the Company’s consolidated financial statements.
•
Reporting Currency:   The Company elected to change the reporting currency in which the Company’s consolidated financial statements are presented from the Euro to the U.S. Dollar.

•
License income:   Historically, License income was presented as a separate line item on the face of the consolidated statement of loss and other comprehensive income and loss. For all periods presented, the Company reclassified License income to combine License income with the line-item Revenue.

•
Research and development expenses:   Historically, Research and development expenses were presented as a separate line item on the face of the consolidated statement of loss and other comprehensive income and loss. For all periods presented, the Company reclassified Research and development expenses to combined Research and development expenses with the line item Administrative and other expenses.

•
Impairment losses:   Historically, impairment losses on goodwill were presented within the line item Administrative and other expenses and impairment of trade receivables were presented within the line item Selling and marketing expenses in the consolidated statement of loss and other comprehensive income and loss. For all periods presented, the Company reclassified impairment losses from the above-mentioned line items into a separate line-item Impairment losses on the consolidated statement of loss and other comprehensive income and loss.

•
Right-of-use assets:   Historically, the Company presented right-of-use assets relating to land, buildings and constructions and machinery and equipment as individual line items on the consolidated statement of financial position. For all periods presented, the Company reclassified these line items and combined them into one line item Right-of-use assets.

•
The Company elected to change the format of the presentation of its consolidated statement of cash flows by changing that the reconciliation for operating cash flows begins with net loss instead of Earnings before taxes. Furthermore, the Company elected to break out and present several items as separate line items in the operating and financing cash flow section.

•
The Company elected to change the format of the presentation of its consolidated statement of changes in shareholders’ equity by combining the categories Fair value and other reserves and Other OCI items into the category Cash flow hedge reserve given that the positions solely relate to effects of the changes in measurement of the Company’s currency cash flow hedges and related tax effects.

The respective disclosures in the notes to these consolidated financial statements have been adjusted accordingly.
Correction of errors
In addition, the Company identified several corrections of errors, that were concluded material to the previously published predecessor consolidated financial statements of Amer Sports Holding 3 Oy.
In accordance with IAS 8 Accounting policies, changes in accounting estimates and errors, the presented errors have been corrected retrospectively by restating every affected financial line item for all periods presented. The following table summarizes the impacts of these corrections of errors on the Group’s consolidated financial statements adjusted for changes resulting from accounting principles and classification.
(a)
The Company granted options to key employees under its share-based incentive plan that vest upon satisfaction of service and performance conditions, as well as an exit event. The exit event, which is a non-market performance condition, is defined as a public offering of the shares of the Company or a sale of the controlling majority of the shares in the Company or business assets, together with the exit event. In accordance with IFRS 2 Share-based Payment, the Company recognizes expense relating to options with a non-market performance condition, if and when the Company concludes that it is probable that the exit event will be achieved. The assessment when

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
an initial public offering is probable involves judgment and careful consideration of all relevant facts and circumstances including the assessment of factors that are outside of the Company’s discretion. Upon reassessing the facts and circumstances, the Company concluded that as of the reporting dates presented in the consolidated financial statements, a successful initial public offering was not yet deemed probable. Accordingly, the effects of the reversal of share-based compensation expense recognized in the amount of USD 8.9 million and USD 12.7 million for the years ended December 31, 2022 and December 31, 2021, respectively, were recognized in the consolidated financial statements. The related tax effect of increased income tax expenses and deferred tax liabilities amounted to USD 2.1 million and USD 3.2 million for the years ended December 31, 2022 and December 31, 2021, respectively.
(b)
In 2018 the Company announced a strategic review of its cycling business, consisting of the Mavic and Enve assets. During the fiscal year 2019, the Company classified the Mavic business as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In June 2019, the Company sold the Mavic business to a third party. Upon reassessing the facts and circumstances, the Company concluded that the transitional services provided to Mavic business should not have been classified as discontinued operations in the consolidated statement of loss and other comprehensive income and loss. Accordingly, the impairment loss on trade receivables between Amer Sports and Mavic S.A.S. in the amount of USD 8.2 million recorded in loss from discontinued operations, net of tax was reclassified to continued operations at December 31, 2020.

(c)
The Company continued to depreciate and amortize the disposal groups’ non-current assets related to Precor and Suunto, which were classified as held for sale. In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations an entity shall not depreciate or amortize a non-current asset while it is classified as part of a disposal group that is classified as held for sale. Accordingly, the effects of the reversal of recognition of depreciation and amortization expense in the amount of USD 1.0 million and USD 2.7 million in relation to Suunto for the years ended December 31, 2022 and December 31, 2021, respectively, were corrected in the consolidated financial statements. The accumulated reversal effect in December 31, 2022 did not affect net results of discontinued operations as the reduced amortization and depreciation expense recognized in 2021 and 2022 was offset by an increased loss upon disposal recognized in 2022. Additionally, the effect of the reversal of recognition of amortization and depreciation expense in the amount of USD 5.1 million in relation to Precor for the year ended December 31, 2021 was corrected in the consolidated financial statements. The reversal effect relating to Precor did not affect the net results of discontinued operations as the reduced amortization and depreciation expense recognized was offset by a decreased gain upon disposal.

Furthermore, in the consolidated statement of financial position as of December 31, 2022, the Company continued to classify certain assets and liabilities relating to continuing activities with Suunto as assets held for sale and liabilities directly associated with assets held for sale. Upon reassessing the facts and circumstances, the Company concluded that these items should not be classified as assets held for sale and liabilities directly associated with assets held for sale. Accordingly, the effects of reclassing USD 10.5 million from assets held for sale to intangible assets, property, plant and equipment, right-of-use assets, other non-current assets, accounts receivable, net and inventories in the amount of USD 2.2 million, USD 1.1 million, USD 0.1 million, USD 0.5 million, USD 6.4 million and USD 0.2 million, respectively, were corrected in the consolidated financial statements.
Furthermore, the effects of reclassing USD 3.8 million from liabilities directly associated with assets held for sale to accounts payable and other liabilities in the amount of USD 0.6 million, USD 3.2 million, respectively, were also corrected in the consolidated financial statements.
(d)
As of December 31, 2022, the Company identified an understatement of USD 11.5 million in its inventory and other liabilities balances related to items in transit for which the Company retained ownership upon point of shipment. The effects of recognizing the inventory in transit on the consolidated statement of financial position are corrected in the consolidated financial statements.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
(e)
During fiscal year 2022, the Company acquired an interest in Dongguan Liesheng Electronic Technology Co. Ltd (“Liesheng”) accounted for as a non-current financial asset and recognized at fair value through OCI. As prescribed in the IFRS 9 Financial Instruments, upon reassessing the facts and circumstances, including available market data, the Company concluded that as of December 31, 2022, a decrease in the fair value of the financial asset in the amount of USD 10.9 million was required. The effects of recognizing this change in fair value recorded through OCI on the carrying amount of the investment is corrected in the consolidated financial statements.

(f)
The Group had open accounts receivable balances in Argentina related to a single distributor, which was not able to pay its outstanding invoice amounts due to abroad payment restrictions by the Central Bank of Argentina. Pursuant to an agreement reached, the negotiated part of the accounts receivables were converted to a loan with a specific payment plan. Upon reassessing the facts and circumstances, the Company concluded that the converted receivable balances were non-current in nature and improperly classified in current assets. Accordingly, as of December 31, 2022, the Company reclassified a net amount of USD 15.2 million to other non-current assets, comprising of USD 21.4 million from prepaid expenses and other receivables, which has partly been offset by a reclass of USD 6.2 million from accounts receivables. As of December 31, 2021, the Company reclassified USD 5.2 million from prepaid expenses and other receivables to other non-current assets.

(g)
During fiscal year 2022, the Group recorded an impairment loss in the amount of USD 40.2 million on goodwill attributed to Peak Performance. The estimation of an impairment loss requires a significant amount of judgement and use of estimates and assumptions such as forecasted cash flows, estimation of discount rates and future growth rates. Upon reassessing the facts and circumstances, the Company concluded that as of December 31, 2022, the impairment loss to be recognized allocated to Peak Performance should be increased by USD 160.0 million. The effects of recognizing this additional impairment loss, which is allocated to goodwill and trademarks in the amount of USD 140.9 million and USD 19.1 million, respectively, were corrected in the consolidated financial statements. The adjustment entailed a decrease in income tax expenses and deferred tax liabilities amounting to USD 4.8 million as well as a correction of the translation differences amounting to USD 1.1 million.

(h)
Historically, the Company presented tax liabilities related to certain tax risks in the line-item current tax liabilities. Upon reassessing the facts and circumstances, the Company concluded that the balances were non-current in nature and improperly classified in current liabilities. Therefore, such tax liabilities amounting to USD 20.8 million, USD 21.3 million and USD 21.6 million as of December 31, 2022, December 31, 2021 and January 1, 2021, respectively, were reclassified to long-term tax liabilities.

(i)
The Company corrected rebate accruals in accounts receivable, net. Accordingly, the Company adjusted revenue by the amount of USD -2.6 million, USD -1.5 million and USD 0.8 million, cost of goods sold by the amount of USD -1.5 million, USD nil and USD nil as well as income tax expense by the amount of USD -0.3 million, USD -0.4 million and USD 0.2 million for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively.

Furthermore, the Company adjusted inventories in the amount of USD 1.5 million, USD nil and USD nil, accounts receivable, net by the amount of USD 4.1 million, USD 6.6 million and USD 8.1 million, current tax liabilities by the amount USD 1.4 million, USD 1.7 million and USD 2.0 million as well as accumulated deficit by the amount of USD 4.2 million, USD 5.0 million and USD 6.1 million as of December 31, 2022, December 31, 2021 and January 1, 2021, respectively.
The respective disclosures in the notes to these consolidated financial statements have been corrected accordingly.
The following table summarizes the impacts of these corrections of errors on the Group’s consolidated financial statements adjusted for changes resulting from reclassifications.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
		As of and for the year ended December 31, 2022			As of and for the year ended December 31, 2021			As of January 1, 2021 and for the year ended December 31, 2020
USD million	Reference	As previously reported, adjusted for reclassifications	Adjustment	As restated	As previously reported, adjusted for reclassifications	Adjustment	As restated	As previously reported, adjusted for reclassifications	Adjustment	As restated
STATEMENT OF FINANCIAL POSITION DATA:
Goodwill	(g)	2,383.3	-140.9	2,242.4
Intangible assets	(c), (g)	2,772.8	-16.9	2,755.9
Property, plant and equipment	(c)	360.8	1.1	361.9
Right-of-use assets	(c)	183.5	0.1	183.6
Non-current financial assets	(e)	19.8	-10.9	8.9
Other non-current assets	(c), (f)	45.3	15.7	61.0	19.5	5.2	24.7
TOTAL NON-CURRENT ASSETS		5,874.2	-151.8	5,722.4	6,052.6	5.2	6,057.8	6,466.9	0.0	6,466.9
Inventories	(c), (d), (i)	899.3	13.2	912.5
Accounts receivables, net	(c), (f), (i)	642.0	16.7	658.7	523.9	6.6	530.5	581.0	8.1	589.1
Prepaid expenses and other receivables	(f)	194.7	-21.4	173.3	124.3	-5.2	119.1
Assets held for sale	(c)	10.5	-10.5	0.0	57.3	2.7	60.0
TOTAL CURRENT ASSETS		2,174.7	-2.0	2,172.7	1,888.2	4.1	1,892.3	2,147.5	8.1	2,155.6
TOTAL ASSETS		8,048.9	-153.8	7,895.1	7,940.8	9.3	7,950.1	8,614.4	8.1	8,622.5
Accumulated deficit		-549.0	-164.0	-713.0	-613.0	4.4	-608.6	-762.0	6.1	-755.9
TOTAL EQUITY		90.1	-164.0	-73.9	33.6	4.4	38.0	-159.0	6.1	-152.9
Long-term tax liabilities	(h)	0.0	20.8	20.8	0.0	21.3	21.3	0.0	21.6	21.6
Deferred tax liabilities	(a), (g)	658.0	-2.7	655.3	675.1	3.2	678.3
TOTAL LONG-TERM LIABILITIES		6,671.5	18.1	6,689.6	6,940.4	24.5	6,964.9	7,593.9	21.6	7,615.5
Accounts payable	(c)	435.0	0.6	435.6
Other liabilities	(c), (d)	484.1	14.7	498.8
Current tax liabilities	(h), (i)	60.4	-19.4	41.0	60.7	-19.6	41.1	56.9	-19.6	37.3
Liabilities directly associated with assets held for sale	(c)	3.8	-3.8	—
TOTAL CURRENT LIABILITIES		1,287.3	-7.9	1,279.4	966.8	-19.6	947.2	1,179.5	-19.6	1,159.9
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		8,048.9	-153.8	7,895.1	7,940.8	9.3	7,950.1	8,614.4	8.1	8,622.5
STATEMENT OF LOSS AND OTHER
COMPREHENSIVE INCOME AND LOSS DATA:
Revenue	(i)	3,551.4	-2.6	3,548.8	3,068.0	-1.5	3,066.5	2,445.5	0.8	2,446.3
Cost of goods sold	(i)	-1,786.7	1.5	-1,785.2
Administrative and other expenses	(a)	-424.0	8.9	-415.1	-377.1	12.7	-364.4
Impairment losses	(b), (g)	-42.8	-158.9	-201.7				-12.3	-8.2	-20.5
Income tax expense	(a), (g), (i)	-51.3	3.0	-48.3	-31.9	-2.8	-34.7	-26.0	-0.2	-26.2
Loss from continuing operations	(b)	-82.8	-148.1	-230.9	-132.9	8.4	-124.5	-166.0	-7.6	-173.6
Loss from discontinued operations	(b), (c)	-21.8	0.0	-21.8	-4.5	2.7	-1.8	-71.8	8.2	-63.6
Loss for the period		-104.6	-148.1	-252.7	-137.4	11.1	-126.3	-237.8	0.6	-237.2
Write-down of other investment through OCI	(e)	0.0	-10.9	-10.9
Translation differences	(g)	149.2	-1.1	148.1
Other comprehensive income (loss), net of tax		149.9	-10.9	139.0	317.2	0.0	317.2
TOTAL COMPREHENSIVE INCOME (LOSS)		45.3	-159.0	-113.7	179.8	11.1	190.9	-544.7	0.6	-544.1

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
In the consolidated statement of cash flows, the adjustments had no impact on the total amounts presented under net cash flows (used in)/from operating, investing or financing activities as well as the cash and cash equivalents presented. All adjustments related to line items within the net cash flows (used in)/from operating activities with the effects netting each other.
In the consolidated statement of changes in equity (deficit) the adjustments solely impact the line item ‘Accumulated deficit’. See the previously reported amounts, after adjustments for reclassifications, the adjustment amounts and the restated amounts for the accumulated deficit and total equity in the table above.
4.   SEGMENT REPORTING
The Group’s Chief Operating Decision Maker (“CODM”) reviews results of operations to make decisions about allocating resources and assessing performance. Based on the current reporting structures, decision-making processes and considering the aggregation criteria in IFRS 8.12, the Company identified three reportable segments: Technical Apparel, Outdoor Performance as well as Ball & Racquet Sports.
Operating and reportable segments
The Company has four operating segments: Technical Apparel, Salomon, Winter Sports Equipment and Ball & Racquet Sports. As permitted by IFRS 8 Operating segments, the Company assessed, based on the qualitative aggregation criteria mentioned in IFRS 8.12 and on a quantitative analysis based on gross margins, if Salomon and Winter Sports Equipment are similar and could be aggregated to one reportable segment. The following aggregation criteria were analyzed by the Company: Nature of the products and services, nature of the production processes, type or class of customer for the products and services and methods used to distribute the products or provide the service. Based on the Company’s assessment, the Company concluded that the operating segments Salomon and Winter Sports Equipment are similar and can be aggregated into the reportable segment Outdoor Performance.
Therefore, the Company identified three reportable segments: Technical Apparel, Outdoor Performance as well as Ball & Racquet Sports.
The Company measures each operating segment’s performance based on revenue and adjusted operating profit as these are the measures used by the CODM for assessing the performance of operating segments. Each of the segments includes different brands and comprises a range of products.
Technical Apparel
Technical Apparel includes outdoor apparel, footwear and accessories and consists of the Arc’teryx and Peak Performance brands.
Outdoor Performance
Outdoor Performance includes outdoor apparel, footwear, accessories and winter sports equipment and consists of our Salomon, Atomic, Armada and ENVE brands. While the operating segments Salomon and Winter Sports Equipment are separately managed and reported, the operating segments have been aggregated into one reportable segment as they have similar products, production processes, type of customers, methods used to distribute as well as average gross margins and similar expected growth rates.
Ball & Racquet Sports
Ball & Racquet Sports includes sports equipment, apparel and accessories and consists of our Wilson, Louisville Slugger, DeMarini, EvoShield, Atec and Luxilon brands, all of which comprise the Wilson Sporting Goods portfolio.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Information on reportable segments
For the fiscal year ended December 31, 2022
USD million	Technical Apparel	Outdoor Performance	Ball & Racquet Sports	Reconcilation (6)	Group
Revenue	1,095.5	1,416.5	1,036.7	—	3,548.8
Depreciation and amortization	79.7	84.4	23.4	6.8	194.3
Adjusted operating profit	171.4	117.6	60.9	-48.9	301.0
Adjustments
PPA (1)					-42.3
Restructuring expenses (2)					-5.8
Impairment losses on goodwill and intangible assets (3)					-198.1
Expenses related to M&A activities (4)					-0.3
Expenses related to certain legal proceedings (5)					-3.9
Finance cost					-236.5
Finance income					3.3
Loss before tax					-182.6

(1)
Purchase Price Adjustments (PPA) include amortizations and depreciations on the fair value adjustments of intangible and tangible assets resulting from the Acquisitions.

(2)
Includes expenses for restructuring from exit and termination events.

(3)
Includes impairment losses on goodwill and intangible assets.

(4)
Includes advisory fees in connection with M&A activities.

(5)
Includes expenses related to certain significant legal proceedings.

(6)
Includes corporate expenses, which have not been allocated to the reportable segments.

For the fiscal year ended December 31, 2021
USD million	Technical Apparel	Outdoor Performance	Ball & Racquet Sports	Reconcilation (6)	Group
Revenue	950.7	1,235.7	880.1	—	3,066.5
Depreciation and amortization	73.6	95.9	20.4	5.8	195.7
Adjusted operating profit	164.2	91.7	57.2	-42.6	270.6
Adjustments
PPA (1)					-49.5
Restructuring expenses (2)					-33.6
Impairment losses on goodwill and intangible assets (3)					—
Expenses related to M&A activities (4)					-0.6
Expenses related to certain legal proceedings (5)					—
Finance cost					-279.0
Finance income					2.3
Loss before tax					-89.8

(1)
Purchase Price Adjustments (PPA) include amortizations and depreciations on the fair value adjustments of intangible and tangible assets resulting from the Acquisitions.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
(2)
Includes expenses for restructuring from exit and termination events.

(3)
Includes impairment losses on goodwill and intangible assets.

(4)
Includes advisory fees in connection with M&A activities.

(5)
Includes expenses related to certain significant legal proceedings.

(6)
Includes corporate expenses, which have not been allocated to the reportable segments.

For the fiscal year ended December 31, 2020
USD million	Technical Apparel	Outdoor Performance	Ball & Racquet Sports	Reconcilation (6)	Group
Revenue	685.4	1,091.6	669.3	—	2,446.3
Depreciation and amortization	65.1	88.2	21.2	5.4	179.9
Adjusted operating profit	117.2	81.8	31.7	-51.1	179.5
Adjustments
PPA (1)					-48.1
Restructuring expenses (2)					-11.0
Impairment losses on goodwill and intangible assets (3)					—
Expenses related to M&A activities (4)					4.7
Expenses related to certain legal proceedings (5)					—
Finance cost					-274.1
Finance income					1.6
Loss before tax					-147.4

(1)
Purchase Price Adjustments (PPA) include amortizations and depreciations on the fair value adjustments of intangible and tangible assets resulting from the Acquisitions.

(2)
Includes expenses for restructuring from exit and termination events.

(3)
Includes impairment losses on goodwill and intangible assets.

(4)
Includes advisory fees in connection with M&A activities.

(5)
Includes expenses related to certain significant legal proceedings.

(6)
Includes corporate expenses, which have not been allocated to the reportable segments.

The Company does not present other items of the consolidated statement of loss and other comprehensive income and loss as well as assets and liabilities per segment as such information is not evaluated or used by the CODM for decision-making purposes on a regular basis.
The majority (80.5%, 79.0% and 78.1% as of December 31, 2022, December 31, 2021 and January 1, 2021, respectively) of non-current assets, comprising of goodwill, other intangible assets, property, plant and equipment as well as right-of-use assets are located in Finland. There is no other country, in which more than 7% of the total non-current assets are located, so that no other country is deemed individually material for the Group in all years presented for the purpose of this disclosure.
5.   REVENUE FROM CONTRACTS WITH CUSTOMERS
Amer Sports operates primarily in one industry—the design, manufacturing, distribution, selling and marketing of sporting goods, apparel and footwear.
The Group is managed through its global brands supported by regional sales organizations and group wide platforms such as global operations and sourcing, IT and finance.
Amer Sports brands operate in the following key categories:

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Technical Apparel. Technical Apparel includes Arc’teryx and Peak Performance.
Outdoor Performance. Outdoor Performance includes Salomon, Atomic, Armada and ENVE.
Ball & Racquet Sports. Ball & Racquet Sports includes Wilson, Demarini, Louisville Slugger, Evoshield, and ATEC.
Geographic revenues are presented according to customers’ location.
GEOGRAPHIC BREAKDOWN OF REVENUES
USD million	2022	2021	2020
EMEA (1)	1,270.7	1,225.6	1,080.4
Americas (2)	1,504.4	1,253.0	984.0
Greater China (3)	523.8	372.9	202.3
Asia Pacific (4)	249.9	215.0	179.6
Total	3,548.8	3,066.5	2,446.3

(1)
Consists of Europe, the Middle East and Africa. The revenue generated in this region primarily consists of sales in France, Germany, the UK, Austria, Switzerland, Sweden, Norway, Italy and Spain. No country in the region generated more than 8% of the total Group revenue and is therefore not deemed individually material for the Group in all years presented.

(2)
Consists of the United States, Canada and other countries in Latin America. Revenue generated in the United States comprised 79.9%, 78.6% and 79.4% of the sales of the region for 2022, 2021 and 2020, respectively. No other area in the region generated more than 8% of the total Group revenue and is therefore not deemed individually material for the Group in all years presented.

(3)
Consists of Mainland China, Hong Kong, Taiwan and Macau. Revenue generated in Mainland China comprised 96.5%, 95.9% and 95.1% of the sales of the region for 2022, 2021 and 2020, respectively. No other country in the region generated more than 7% of the total Group revenue and is therefore not deemed individually material for the Group in all years presented.

(4)
Excludes Greater China. The Company has own sales companies in Japan, Korea, Australia and Malaysia in the region. No country in this region is deemed individually material in terms of revenues for the Group.

BREAKDOWN OF REVENUES BY SEGMENT
USD million	2022	2021	2020
Technical Apparel	1,095.5	950.7	685.4
Outdoor Performance	1,416.5	1,235.7	1,091.6
Ball & Racquet Sports	1,036.7	880.1	669.3
Total	3,548.8	3,066.5	2,446.3
BREAKDOWN OF REVENUES BY CHANNEL
USD million	2022	2021	2020
Wholesale	2,502.7	2,236.3	1,916.3
Retail	532.3	425.8	256.6
E-commerce	513.8	404.4	273.5
Total	3,548.8	3,066.5	2,446.3
The Company did not recognize 10% or more of total revenue with one single customer in any of the periods presented.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
CONTRACT BALANCES
Contract liabilities amounted to USD 20.8 million as of December 31, 2022, USD 14.8 million as of December 31, 2021 and USD 11.8 million as of January 1, 2021, and primarily relate to advance payments received as well as accrued discounts and rebates. The Company expects that these contract liabilities will result in revenue within one year.
RIGHT OF RETURN ASSETS AND REFUND LIABILITIES
USD million	December 31, 2022	December 31, 2021	January 1, 2021
Right of return assets	11.4	9.3	7.2
Refund liabilities	38.2	26.4	21.5
Right of return assets represent Amer Sports’ right to recover the products expected to be returned by customers. The asset is measured at the former carrying amount of the inventory less any expected costs to recover the products, including any potential decreases in the value of the returned products.
Refund liabilities represent the obligation to refund some or all of the consideration receivable from the customer and is measured at the amount Amer Sports expects it will have to return to the customer.
6.   OTHER OPERATING INCOME
USD million	2022	2021	2020
Gain on sale of property, plant and equipment	0.3	0.0	0.1
Government subsidies	7.0	5.3	3.4
Credits for research and competitiveness taxes	0.6	0.4	0.6
Insurance compensations	0.2	0.8	0.2
Other	3.3	2.5	2.9
Total	11.4	9.0	7.2
7.   EMPLOYEE BENEFITS
Employee benefit expenses
USD million	2022	2021	2020
Wages and salaries	541.3	514.3	392.0
Social expenditure
Pensions–defined contribution plans	27.2	25.9	16.1
Pensions–defined benefit plans	3.1	4.7	4.8
Social security expenses	102.4	98.8	85.7
Total	674.0	643.7	498.6
The Group has received employee-related subsidies due to the adverse impacts of the COVID-19 pandemic. They amounted to USD 0.5 million in 2022, USD 3.2 million in 2021 and USD 15.6 million in 2020. They have been netted against wages and salaries as well as social expenditure.
In countries where social expenditure paid to the government cannot be divided between pensions and other social security, the expenses are presented under the heading social security expenses.
The Group has share-based incentive plans (ESOP) in place. They are presented in note 10.
Salaries and other compensation of the management are presented in note 26.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
8.   PENSIONS
The pension arrangements for the Group companies are based on local regulations and practices in each country. Amer Sports, Inc. has no employees and therefore had no pension arrangements in place during the periods presented. The Group’s defined benefit pension plans at the end of the reporting period relate to the Group’s operating entities. The Group has defined benefit pension plans in the United States, France, Switzerland, the UK, Germany, Japan, Sweden and Austria. These plans are partially or fully funded. In some countries the funding is carried out through external pension funds whose assets are not included in the Group’s assets. Contributions to the funds are made in accordance with local regulations. In the United States and the UK, the pension plans are closed, and new members are no longer accepted.
The Group’s pension arrangements comply with the local rules and practices of the countries where the Group operates. The Group’s pension arrangements are either defined contribution or defined benefit plans. Under defined contribution plans, the Group pays fixed contributions into a separate entity (a fund) and does not have any legal or constructive obligation to pay further contributions. Under defined contribution plans, the Group’s contributions are recorded as an expense in the period to which they relate.
Defined benefit plans are post-employment benefit plans other than defined contribution plans. In total, there are 14 post-employment benefit plans qualifying as defined benefit plans. The defined benefit plans in the USA, the UK and Austria represent approximately 85% of the defined benefit obligation and are described in more detail:
USA Wilson Retirement Pension Plan (USA Wilson Plan)
Wilson Sporting Goods Co. provides to the participants of the USA Wilson Plan benefit as a flat dollar amount for each year of service. The plan was offered to employees who joined the Company before January 1, 2003 (November 22, 2004 for union employees). New employees are offered a defined contribution plan only. For salaried plan participants, the benefit is a final salary pension plan offered to employees who joined the Company before January 1, 1999. New employees (hired after 1998) are offered a defined contribution plan only. The plan operates under trust law and is managed and administered by the Trustee on behalf of the members. The plan’s assets are held by the trust.
The former Retirement Income Plan was merged into the USA Wilson Plan in 2022, effective December 31, 2022.
USA Post Retirement Life Insurance and Medical Plan
According to the Post Retirement Life Insurance and Medical Plan, Wilson Sporting Goods Co. provides life insurance benefits to salaried employees who joined the Company before January 1, 1999 and hourly employees who joined the Company before January 1, 2003 (November 22, 2004 for union employees). The Post Retirement Life Insurance and Medical Plan grants post-employment benefits.
USA Post Retirement Disabled Life Insurance and LTD Medical Plan
According to the plan, Wilson Sporting Goods Co. provides post retirement life insurance benefits to employees who were disabled prior to 2012 with coverage ending at age 65. The plan grants post-employment benefits.
UK Wilson Sporting Goods Company Limited Pension and Life Assurance Plan (UK Wilson Plan):
The UK Wilson Plan within Amer Sports UK Limited is an occupational defined benefit pension scheme that is set up under irrevocable Trust. The UK Wilson Plan grants post-employment benefits. Assets are invested in Mobius Life as institutional investment platform and held for the purpose of paying pensions and other benefits in accordance with the Trust Deed & Rules. The plan was closed to new entrants for pension benefits with effect from January 1, 2003 and was closed to future accrual of benefits with effect from January 31, 2008.
Austria Severance Payment schemes OLD
Amer Sports Austria GmbH, Amer Sports Holding GmbH and Atomic Austria GmbH have to pay a statutory amount, which is based on the employee’s seniority at time of retirement, expressed as a defined

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
number of month’s salary. Payment is due in the event of resignation, such as early termination with entitlement to severance payment (e.g., in the event of termination by the employer or termination by mutual consent), old-age pension (“Alterspension”), disability (“Berufsunfahigkeit”) or death. The unfunded Severance Payment Schemes OLD grants postemployment benefits. The payment scheme was closed by law for new entrants after 31 December 2002.
In the USA the former Retirement Income Plan was merged into the Hourly Pension Plan in 2022, renamed the Wilson Retirement Pension Plan, effective December 31, 2022. The merger of the plan is based on the status achieved as at December 31, 2022, and therefore has no accounting and/or presentation implications for the consolidated financial statements.
The net liability recognized in the statement of financial position relating to defined benefit pension plans is defined as follows:
USD million	December 31, 2022	December 31, 2021	January 1, 2021
Present value of funded obligations	168.4	231.1	251.3
Fair value of plan assets	-136.6	-179.2	-172.3
Net liability in the consolidated statement of financial position	31.8	51.9	79.0
The movements in the defined benefit obligation in 2022 were as follows:
USD million	Present value of obligation	Fair value of plan asset	Total
At January 1, 2022	231.1	-179.1	51.9
Current service cost	3.1	0.0	3.1
Past service cost and gains and losses on settlements	-0.4	0.0	-0.4
Administration cost paid from plan assets	-0.4	0.4	0.0
Interest expense/(income)	4.8	-4.4	0.4
Cost recognized in the consolidated statement of loss	7.0	-3.9	3.1
Remeasurements:
Return on plan assets, excluding amounts included in interest expenses/(income)	0.0	39.9	39.9
(Gain)/loss from change in demographic assumptions	0.0	0.0	0.0
(Gain)/loss from change in financial assumptions	-49.8	0.0	-49.8
Experience (gains)/losses	-1.3	0.0	-1.3
Remeasurements effects recognized in OCI	-51.0	39.9	-11.1
Contributions:
Employers	0.1	-7.6	-7.5
Employees	0.3	-0.3	0.0
Benefits paid from plan assets	-10.3	8.9	-1.4
Other changes	-2.2	2.1	-0.1
Exchange rate differences	-6.6	3.4	-3.2
At December 31, 2022	168.4	-136.6	31.8

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
The movements in the defined benefit obligation in 2021 were as follows:
USD million	Present value of obligation	Fair value of plan asset	Total
At January 1, 2021	251.4	-172.4	79.0
Current service cost	4.6	0.0	4.6
Past service cost and gains and losses on settlements	-2.5	0.0	-2.5
Administration cost paid from plan assets	-0.6	0.6	0.0
Interest expense/(income)	4.7	-3.8	0.9
Cost recognized in the consolidated statement of loss	6.3	-3.3	3.0
Remeasurements:
Return on plan assets, excluding amounts included in interest expenses/(income)	0.0	-5.9	-5.9
(Gain)/loss from change in demographic assumptions	0.5	0.0	0.5
(Gain)/loss from change in financial assumptions	-7.8	0.0	-7.8
Experience (gains)/losses	-1.8	0.0	-1.8
Other changes	-3.0	0.0	-3.0
Remeasurements effects recognized in OCI	-12.2	-5.9	-18.0
Contributions:
Employers	-1.9	-7.7	-9.6
Employees	0.4	-0.4	0.0
Benefits paid from plan assets	-10.3	9.2	-1.1
Exchange rate differences	-2.7	1.3	-1.4
At December 31, 2021	231.1	-179.1	51.9
The movements in the defined benefit obligation in 2020 were as follows:
USD million	Present value of obligation	Fair value of plan asset	Total
At January 1, 2020	242.9	-166.6	76.3
Current service cost	4.8	0.0	4.8
Past service cost and gains and losses on settlements	-0.5	0.0	-0.5
Administration cost paid from plan assets	-2.2	0.8	-1.4
Interest expense/(income)	5.1	-4.0	1.1
Cost recognized in the consolidated statement of loss	7.2	-3.2	4.0
Remeasurements:
Return on plan assets, excluding amounts included in interest expenses/(income)	0.0	-15.0	-15.0
(Gain)/loss from change in demographic assumptions	-2.3	0.0	-2.3
(Gain)/loss from change in financial assumptions	16.0	0.0	16.0
Experience (gains)/losses	-0.8	0.0	-0.8
Remeasurements effects recognized in OCI	12.9	-15.0	-2.1

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
USD million	Present value of obligation	Fair value of plan asset	Total
Contributions:
Employers	-0.1	-1.6	-1.7
Employees	0.5	-0.5	0.0
Benefits paid from plan assets	-11.4	9.5	-1.9
Other changes	-7.7	8.3	0.6
Exchange rate differences	7.1	-3.3	3.8
At December 31, 2020	251.4	-172.4	79.0

Principal actuarial assumptions:
	December 31, 2022
%	USA	UK	France	Switzerland	Austria	Japan
Discount rate	2.65 / 5.35	4.80	3.70	2.00 / 2.10	3.30	1.30
Inflation	2.25	2.30 / 3.00	3.70	1.00	n/a	0.00
Future salary increases	2.50	2.30	3.00	1.00	5.00	1.70
Future pension increases	0.00	2.00	2.20	0.00	n/a	0.00
	December 31, 2021
%	USA	UK	France	Switzerland	Austria	Japan
Discount rate	2.55 / 2.85	1.80	0.90	0.20 / 0.30	1.05	0.40
Inflation	2.25	3.50	1.62	1.00	n/a	0.00
Future salary increases	2.50	2.80	2.50	1.00	2.50	1.70
Future pension increases	0.00	2.30	1.00	0.00	n/a	0.00
	December 31, 2020
%	USA	UK	France	Switzerland	Austria	Japan
Discount rate	2.20 / 3.30	1.25	0.35	0.20 / 0.30	0.85	0.40
Inflation	2.25 / 2.50	3.00	1.00	1.00	n/a	0.00
Future salary increases	2.50	2.20	2.50	1.00	1.80	1.70
Future pension increases	0.00	2.00	1.00	0.00	n/a	0.00
Sensitivity analysis:
		Impact on defined obligation (USD million)
	Change in assumption	2022	2021	2020
Discount rate	0.25% decrease	4.5	7.7	8.7
Inflation rate	0.25% increase	1.1	1.6	2.8
Mortality rate	1 year increase in life expectancy	3.6	6.3	6.9
The above sensitivity analyses are based on a change in one assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the defined benefit liability recognized in the consolidated statement of financial position.
The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
No asset-liability matching is used to determine the investment strategy.
Major categories of plan assets:
USD million	December 31, 2022	December 31, 2021	January 1, 2021
US equities	23.2	29.3	32.4
UK equities	5.1	7.6	6.6
Other equities	22.1	26.4	28.1
Corporate bonds	58.6	79.3	73.8
Government bonds	21.4	30.6	26.0
Other including cash	6.2	5.9	5.4
Equity securities and government bonds have quoted prices in active markets.
Through its defined pension plans the Company is exposed to actuarial risks such as investment risk, interest rate risk, inflation risk and mortality risk.
The main risk is that additional contributions are required if investment returns are not sufficient to pay for the benefits. The level of equity returns is a key determinant of overall investment return. The investment portfolio is also subject to a range of other risks typical to asset classes held.
A decrease in discount rates, a rise in inflation or an increase in life expectancy would result in an increase in plan liabilities. This would detrimentally impact the position in the consolidated statement of financial position and may give rise to increased cost in the consolidated statement of loss. This effect would be partially offset by an increase in the value of the plan’s bond holdings. Additionally, caps on inflationary increases are in place to protect the plan against extreme inflation.
The estimated contributions to the pension plans are USD 8.6 million during 2023.
The weighted average of the duration of the defined benefit obligations was 9.5 years in 2022, 11.7 years in 2021 and 13.1 years in 2020 (continuing operations).
9.   DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES
Depreciation and amortization by asset type
USD million	2022	2021	2020
Amortization:
Customer relationship	23.3	25.9	26.8
Other intangible assets	34.4	32.6	29.0
Depreciation:
Buildings and constructions	30.2	26.7	21.4
Machinery and equipment	33.0	36.4	33.5
Right-of-use buildings and constructions	65.4	66.4	59.4
Right-of-use machinery and equipment	7.9	7.7	9.8
Total	194.3	195.7	179.9
Impairment losses by asset type
USD million	2022	2021	2020
Goodwill	179.0	—	—
Trademarks	19.1	—	—
Total	198.1	—	—

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Depreciation, amortization and impairment by function
USD million	2022	2021	2020
Cost of goods sold	34.0	36.9	34.3
Selling and marketing	112.2	113.8	102.3
Administrative and other expenses	48.2	45.0	43.3
Impairment losses on non-financial assets	198.1	—	—
Total	392.4	195.7	179.9
Impairment losses by asset type
An impairment on goodwill amounting to USD 179.0 million and on trademarks amounting to USD 19.1 million was recognized for Peak Performance in 2022. The recoverable amount for Peak Performance as of December 31, 2022 is USD 197.2 million and is based on value-in- use calculations. In 2020 or 2021, no impairment losses on goodwill and trademarks were recorded in the continuing operations.
Impairment tests of goodwill and intangible assets with indefinite useful lives, such as trademarks, are performed when the management has identified indications of impairment or once a year when business plans for the next strategic planning horizon are approved by the management. The Group management uses assumptions in respect of future market and economic conditions, such as economic growth, expected inflation rates, expected market share, revenue and margin developments.
Goodwill is monitored by management at Cash Generating Unit (“CGU”) level, the level at which it and other intangible assets with indefinite lives are tested for impairment. The CGUs in the Group for continuing operations are the following: Winter Sports Equipment, Salomon Apparel and Footwear, Arc’teryx, Ball & Racquet Sports and Peak Performance. Discontinued operations are discussed in note 29.
The impairment tests were calculated during the fourth quarter of 2022, 2021, and 2020 respectively. The recoverable amounts of all CGUs were determined by the higher of fair value less cost of disposal and value in use (“VIU”). VIU has been calculated using the discounted cash flow method for each CGU. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from external and internal sources. The key assumptions used in the estimation of the value in use are set out below.
The VIU of all CGUs were determined by cash flow projections based on a 10-year financial forecast, of which the first 5-years were prepared by management and approved by the board. To better reflect the medium-term growth expectations for the CGU in growing markets, financial forecast after first 5-year period are extrapolated for a further 5-years using declining growth rates which reduces the year five growth rate down to the long-term growth rate as shown below.
The following table shows the revenue growth rates of the 5-year financial forecast prepared by management (average of the first five years) for the respective CGUs:
	2022	2021	2020
Winter Sports Equipment	8.7%	11.9%	8.5%
Salomon Apparel and Footwear	18.9%	19.8%	15.1%
Arc’teryx Apparel and Gear	27.0%	24.5%	23.6%
Peak Performance	12.2%	14.8%	22.2%
Sports Instruments (Suunto)	n/a	n/a	5.6%
Ball & Racquet Sports	9.3%	8.7%	15.4%

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
This following table shows the revenue growth rates of the next 5-year forecast (extrapolated) (average of the second five years) for the respective CGUs:
	2022	2021	2020
Winter Sports Equipment	4.8%	5.3%	2.6%
Salomon Apparel and Footwear	6.9%	7.9%	7.7%
Arc’teryx Apparel and Gear	11.2%	8.1%	9.3%
Peak Performance	7.2%	10.1%	9.1%
Sports Instruments (Suunto)	n/a	n/a	5.2%
Ball & Racquet Sports	4.5%	4.5%	5.8%
The terminal value is derived from Gordon Growth model. The perpetuity growth is 2% which is in line with the management’s view on long-term inflation, indicating no growth in real terms. In some cases, when management expects above or below average growth after the estimated period, the terminal growth rate may rise to 3% or drop to 1%.
This following table shows the terminal growth rates for the respective CGUs:
	2022	2021	2020
Winter Sports Equipment	2%	2%	2%
Salomon Apparel and Footwear	2%	2%	2%
Arc’teryx Apparel and Gear	3%	3%	3%
Peak Performance	2%	2%	2%
Sports Instruments (Suunto)	n/a	n/a	1%
Ball & Racquet Sports	2%	2%	2%
Cash flows are discounted back to present value using a risk adjusted discount rate, which is determined to each CGU separately.
The following pre-tax discount rates are adopted for the respective CGUs:
	2022	2021	2020
Winter Sports Equipment	12.8%	10.3%	10.1%
Salomon Apparel and Footwear	19.0%	14.3%	12.3%
Arc’teryx Apparel and Gear	15.5%	13.1%	12.1%
Peak Performance	15.5%	13.1%	13.2%
Sports Instruments (Suunto)	n/a	n/a	12.5%
Ball & Racquet Sports	15.1%	12.2%	12.7%
The main components of the discount rate were:	2022	2021	2020
Risk Free Interest Rate of Debt	2.4%–3.9%	0.1%–1.5%	0.0%–0.9%
Post-beta Market Risk Premium	5.4%–7.2%	4.7%–6.2%	5.2%–6.6%
Risk Premium	1.7%–5.6%	2.7%–5.6%	3.2%–5.2%
Pre-Tax Cost of Debt	7.1%–8.2%	3.7%–5.4%	4.0%–7.8%
Tax Rate	25%	25%	25%
Impairment Loss:
Due to the significant rise in the discount rate used in impairment testing and the recent change of strategic plan for the Peak Performance business, an impairment on goodwill of USD 179.0 million and an impairment on trademarks of USD 19.1 million for Peak Performance business was recognized in 2022.
Amer Sports brands are well known and established in their respective markets. Products sold under these brands have been available to customers for a long period of time and they have been used by top

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
athletes for decades. Amer Sports focuses on brand awareness and on the quality and performance of the products sold under those brands. The brands will continue to generate positive cash flow, hence they are not subject to amortization.
Goodwill and trademarks have been allocated to CGUs as described in the table below.
	Goodwill			Trademarks
USD million	December 31, 2022	December 31, 2021	January 1, 2021	December 31, 2022	December 31, 2021	January 1, 2021
Winter Sports Equipment	149.0	158.2	171.4	270.9	287.7	311.7
Salomon Apparel and Footwear	583.4	619.5	671.1	477.8	507.4	549.7
Arc’teryx Apparel and Gear	1,361.7	1,361.7	1,361.7	943.7	943.7	943.7
Peak Performance	—	192.6	208.7	151.6	181.2	196.3
Sports Instruments	—	—	—	—	—	29.2
Ball & Racquet Sports	148.3	148.3	148.3	550.5	550.5	550.5
Total	2,242.4	2,480.3	2,561.2	2,394.5	2,470.5	2,581.1
Sensitivity Analysis:
The estimated recoverable amount of Peak Performance exceeded its carrying amount by USD 14.9 million and approximately USD 30.9 million as of 31 December 2021 and 2020, respectively. Also, the estimated recoverable amount of Winter Sports Equipment exceeded its carrying amount by USD 38.9 million, USD 23.6 million and approximately USD 93.4 million as of 31 December 2022, 2021 and 2020, respectively.
The assumptions applied by management for calculating the recoverable amount are sensitive to change and could cause the carrying amount to exceed the recoverable amount. The following table shows the amount by which these two assumptions would need to change individually for the estimated recoverable amount to be equal to the carrying amount.
	Change required for carrying amount to equal recoverable amount
In percent	2022	2021	2020
Peak Performance
– Terminal growth rate	n/a*	-0.5%	-1.0%
– Discount rate	n/a*	0.2%	0.5%
Winter Sports Equipment
– Terminal growth rate	-0.8%	-0.3%	-1.1%
– Discount rate	0.3%	0.1%	0.6%

*
Note: For the year ended December 31, 2022, management has performed an annual impairment testing for the CGU of Peak Performance. Within the range of possible estimated recoverable amounts, management has taken a prudent approach and recognized a full goodwill impairment and allocated the remaining impairment amount to trademarks. Management is of the view that the impairment provided is adequate under the prudent scenario.

Based on the valuation of the other CGUs, management is of the view that there are no reasonably possible changes in the key assumptions of other CGUs that would cause the carrying amount to exceed the recoverable amount.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
10.   SHARE-BASED PAYMENTS
Employee Stock Ownership Plan 2019
The objectives of the Employee Stock Ownership Plan 2019 (“2019 ESOP”) are to align the interest of the shareholders and key employees in order to increase the value of the Company in the long-term, and to commit key employees to the Company. The 2019 ESOP provides for awards in the form of stock options to the Group’s key employees, and it is an equity-settled arrangement, except for stock options granted to certain employees which allow them to elect for shares or cash settlement.
The maximum number of options that may be granted is 3% of all of the Company’s issued and outstanding shares.
Subject to a participant’s continued employment, options granted under the 2019 ESOP will vest upon satisfaction of vesting conditions set out in an award agreement and an exit event (a public offering of the shares of the Company or a sale of a controlling majority of the shares in the Company or business assets) (the “exit event”).
In addition to an exit event, 35% of the options granted are time-vested, which vest evenly on an annual basis over a 5-year period, 65% of the options granted are with Group and/or brand performances.
The vesting of the options is subject to an exit event, which is a non-market performance condition. No share-based payment cost for equity-settled awards and cash-settled awards has been recognized during the years ended December 31, 2022, 2021 and 2020 since the occurrence of such event was not deemed probable during any of the reporting periods.
The number and weighted-average exercise prices of share options under the 2019 ESOP were as follows:
	2022		2021		2020
In thousands of options	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding at January 1	2,724,970	EUR 23.60	2,143,105	EUR 23.60	0	EUR 23.60
Granted during the year	201,636	EUR 23.60	1,244,384	EUR 23.60	2,200,715	EUR 23.60
Forfeited during the year	-28,805	EUR 23.60	-662,519	EUR 23.60	-57,610	EUR 23.60
Exercised during the year	0	0	0	0	0	0
Outstanding at December 31	2,897,801	EUR 23.60	2,724,970	EUR 23.60	2,143,105	EUR 23.60
Exercisable at December 31	0	0	0
The options outstanding at December 31, 2022 had an exercise price of EUR 23.60 and a remaining contractual life of 7 years (December 31, 2021: 8 years, December 31, 2020: 9 years)
No options were exercised during the reporting periods.
Included in the above options are cash-settled awards granted to certain employees. On January 15, 2020, April 1, 2020, January 16, 2021, May 20, 2021 and March 30, 2022, the Group granted 518,493, 57,610, 345,662, 34,566 and 92,177 options, respectively, to certain employees who can elect shares or cash settlement. The exercise prices of these options granted were EUR 23.60. These options expire at December 31, 2029. The amount of the cash payment, where applicable, is determined based on the share price of the Company at the time of exercise less the exercise price and relevant taxes.
Fair value of options granted
The fair value of the options has been measured using a Monte Carlo simulation model. Service and non-market performance conditions attached to the options were not taken into account in measuring fair value. Market performance condition was taken into account in measuring fair value. Equity-settled awards are measured on the grant date, while cash-settled awards are remeasured until settlement.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
The inputs used in the measurement of the fair values at grant date of the equity-settled and cash-settled awards were as follows.
	Equity-settled awards:			Cash-settled awards:
	December, 31 2022	December, 31 2021	December, 31 2020	December, 31 2022	December, 31 2021	December, 31 2020
Fair value at grant dates:				Remeasured fair value:
Time vested options	EUR 18.88–22.94	EUR 8.10–14.03	EUR 4.95–6.04	EUR 22.22–22.87	EUR 18.25–18.43	EUR 8.03–8.06
Brand performance based options	EUR 18.32–22.02	EUR 7.94–13.67	EUR 4.94–6.01	EUR 22.22	EUR 18.25	EUR 8.02
Group performance based options	EUR 8.72–10.91	EUR 2.82–5.84	EUR 1.24–2.15	EUR 11.01	EUR 8.89	EUR 2.92
Fair value of underlying share at grant dates	EUR 37.63–41.24	EUR 23.92–32.08	EUR 20.01–20.31	EUR 41.24	EUR 37.63	EUR 23.92
Exercise price	EUR 23.60	EUR 23.60	EUR 23.60	EUR 23.60	EUR 23.60	EUR 23.60
Expected volatility	39.0%–45.5%	37.8%–40.1%	30.9%–37.7%	41.8%–45.7%	38.9%–41.1%	38.2%
Expected life	3.05–6.00 years	4.18–6.00 years	5.33–6.00 years	3.00–5.25 years	4.00–5.39 years	5.00–5.25 years
Expected dividends	0%	0%	0%	0%	0%	0%
Risk-free interest rate	0.3%–2.0%	0%	0%	2.5%	0%	0%
Expected volatility has been based on the historical volatility of the comparable companies’ share price, particularly over the historical period commensurate with the expected life of the options. The expected life of the instrument refers to the vesting date plus one year, which is based on general option holder behavior.
11.   FINANCE INCOME AND COST
USD million	2022	2021	2020
Finance income
Interest income	3.1	1.6	1.0
Other finance income	0.2	0.7	0.6
	3.3	2.3	1.6
Finance cost
Interest cost
Interest cost on interest bearing debt	-90.5	-98.3	-101.8
Interest cost related to derivative instruments	-5.8	-3.6	-7.2
Interest cost to related parties	-138.5	-142.6	-133.5
Interest cost on lease liabilities	-8.5	-9.1	-8.2
Interest cost related to pension liabilities	-0.6	-1.0	-1.2
Other interest cost*	6.4	-10.7	-8.1
Total interest cost	-237.5	-265.3	-260.0
Change in fair value of derivative instruments not used in hedge accounting	7.0	1.4	0.9
Exchange rate gains or losses	6.0	-0.8	-1.4
Other finance cost	-12.0	-14.3	-13.6
	-236.5	-279.0	-274.1
Net finance cost	-233.2	-276.7	-272.5

*
Other interest cost consist mainly of items related to group-level hedge accounting entries that are presented under interest cost on a net basis.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
12.
INCOME TAXES

USD million	2022	2021	2020
Current taxes	65.5	28.5	51.0
Deferred taxes of deferred tax assets	-3.4	15.0	-15.0
Deferred taxes of deferred tax liabilities	-13.8	-8.8	-9.8
Total deferred taxes	-17.2	6.2	-24.8
Total	48.3	34.7	26.2
Thereof for prior periods’ current taxes	-5.4	-1.4	1.4
In 2021, EMEA taxes included a one-off impact related to utilization of prior year tax losses which were not recognized as a deferred tax asset in prior years.
Reconciliation between income taxes at local tax rates in different countries and the total tax expense in the statement of loss:
USD million	2022	2021	2020
Loss from continuing operations before income tax expense	-182.6	-89.8	-147.4
Effective tax rate	-26%	-39%	-18%
Income tax using the effective tax rate	48.3	34.7	26.2
Taxes at local rates applicable to earnings in countries concerned*	-4.3	-9.5	-24.4
Permanent differences	0.0	1.1	-3.7
Deferred taxes on temporary differences which were not recognized	41.9	29.5	34.3
Deferred taxes on net operating losses which were not recognized	5.4	1.7	7.8
Changes in tax rates	-0.4	0.2	2.0
Changes in uncertain tax positions	0.6	1.4	1.5
Taxes for prior periods	-1.2	3.1	-0.5
Tax credits/withholding tax	6.1	3.9	1.4
Other US taxes (BEAT & GILTI)	1.7	3.6	3.1
Other	-1.5	-0.3	4.7
Taxes recognized in the statement of loss	48.3	34.7	26.2
The table above shows a reconciliation between tax expense (2022: USD 48.3 million, 2021: USD 34.7 million, 2020: USD 26.2 million) and the product of the loss from continuing operations before income tax expense (2022: USD 182.6 million, 2021: USD 89.8 million, 2020: USD 147.4 million) multiplied by the average tax rate (2022: -26%; 2021: -39%, 2020: -18%). The average tax rate is a quotient from the Group’s loss and tax expense. In 2022, it was negative mainly because of an impairment charge for book purposes for which no deferred taxes could be recorded. It changed in 2020 and 2021 from the prior year, respectively, because of changes in the mix of profits and losses included in its computation. The taxes at local rates applicable to earnings in countries concerned (2022: USD -4.3 million, 2021: USD -9.5 million, 2020: USD -24.4 million) include the aggregate of income taxes prepared by using the local statutory rate in each individual jurisdiction. The major reconciling items to total tax include unrecognized deferred tax assets from unused interest expense and tax losses, and tax credits/withholding taxes, which are disclosed in the respective line items.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
DEFERRED TAX ASSETS AND LIABILITIES
USD million	December 31, 2022	December 31, 2021	January 1, 2021
Deferred tax assets:
Provisions	39.8	32.7	25.4
Carryforward of unused tax losses	19.8	24.5	26.9
Employee benefits	4.2	8.0	14.0
Impairment	3.0	3.0	3.0
Fair value adjustments	5.0	2.3	9.5
Tax credits	2.5	12.3	13.0
Internal inventory margin	11.0	5.9	14.0
Other temporary differences	15.1	11.5	5.9
Total	100.4	100.2	111.7
Deferred tax liabilities:
Depreciation differences	-20.9	-19.8	-12.2
Difference between carrying value and fair value
adjustment due to acquisition of Amer Sports Corporation
Trademarks	-505.9	-515.0	-536.1
Other intangible assets	-68.3	-81.5	-105.6
Property, plant and equipment	-17.7	-20.0	-22.8
	-591.9	-616.5	-664.5
Other temporary differences*	-34.2	-40.6	-41.8
Total	-647.0	-676.9	-718.5
Net deferred tax liabilities	-546.6	-576.7	-606.8

*
Consists mainly of deferred tax liability of customer and marketing related intangibles

Deferred taxes recognized in the statement of financial position:
Deferred tax assets	108.7	101.6	154.9
Deferred tax liabilities	655.3	678.3	761.7
	-546.6	-576.7	-606.8
USD million	January 1, 2022	Charge in consolidated statement of loss	Translation differences	Charged to OCI	December 31, 2022
Provisions	32.7	8.5	-1.4	—	39.8
Carryforward of unused tax losses	24.5	-3.9	-0.8	—	19.8
Employee benefits	8.0	-1.2	0.1	-2.7	4.2
Impairment	3.0	0.1	-0.1	—	3.0
Fair value adjustments	2.3	0.0	0.4	2.3	5.0
Tax credits	12.3	-9.4	-0.4	—	2.5
Internal inventory margin	5.9	5.4	-0.3	—	11.0
Depreciation differences	-19.8	-1.0	-0.1	—	-20.9
Difference between carrying value and fair value					0.0
adjustment due to acquisition of Amer Sports Corporation	-616.5	10.6	14.0	—	-591.9
Other temporary differences	-29.1	8.1	1.9	—	-19.1
Total	-576.7	17.2	13.3	-0.4	-546.6

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
USD million	January 1, 2021	Charge in consolidated statement of loss	Translation differences	Charged to OCI	Reclassified to assets and liabilities held for sale	Reclassified to continuing business	December 31, 2021
Provisions	25.4	9.0	-0.7	—	-1.2	0.2	32.7
Carryforward of unused tax losses	26.9	-17.6	0.4	—	14.8	—	24.5
Employee benefits	14.0	-1.3	-0.7	-4.0	—	—	8.0
Impairment	3.0	0.0	0.0	—	—	—	3.0
Fair value adjustments	9.5	3.6	0.0	-10.8	—	—	2.3
Tax credits	13.0	-0.9	-0.6	—	—	0.8	12.3
Internal inventory margin	14.0	-7.1	-1.0	—	—	—	5.9
Depreciation differences	-12.2	-2.8	-0.9	—	-1.9	-2.0	-19.8
Difference between carrying value and fair value						—
adjustment due to acquisition of Amer Sports Corporation	-664.5	12.6	21.9	—	13.5	—	-616.5
Other temporary differences	-35.9	-1.7	2.3	—	—	6.2	-29.1
Total	-606.8	-6.2	20.7	-14.8	25.2	5.2	-576.7
Recognized tax losses:
		Amount of losses			Amount of deferred tax assets relating to losses
Jurisdiction	Expiry	December 31, 2022	December 31, 2021	January 1, 2021	December 31, 2022	December 31, 2021	January 1, 2021
France	indefinite	51.6	53.9	39.9	12.9	13.5	10.4
the United States	indefinite	—	12.8	23.5	—	3.5	5.2
Sweden	indefinite	22.4	22.9	28.5	4.6	4.7	5.9
Switzerland	2027	—	—	24.3	—	—	3.4
Others					2.9	2.8	1.7
Total					20.4	24.5	26.6
USD million	December 31, 2022	December 31, 2021	January 1, 2021
Unused tax losses carried forward, for which no deferred tax assets were recognized	57.6	37.6	122.1
Other temporary differences, for which no deferred tax assets were recognized	668.1	504.2	384.5
Unrecognized net deferred tax assets	155.1	113.7	106.6
The other temporary differences comprise mostly of non-deductible interest expenses. No deferred tax assets have been recognized for above mentioned unused tax losses and other temporary differences since their utilization in full in the near future is not probable or the losses have been created in countries where the possibilities for their utilization are limited. For the assessment of probability, in addition to past performance and the respective prospects for the foreseeable future, appropriate tax structuring measures are also taken into consideration. The major part of the unrecognized deferred tax assets originated in Finland.
Amer Sports does not recognize deferred tax liabilities for unremitted earnings of subsidiaries to the extent that they are expected to be permanently invested in international operations. These earnings, the amount of which cannot be practicably computed, could become subject to additional tax if they were remitted as dividends or if the Company were to sell the shareholdings in the subsidiaries.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
13.
INTANGIBLE ASSETS

USD million	Goodwill	Trademarks	Customer relationship	Other intangibles	Intangible advances paid and construction in progress	Total
Initial cost at January 1, 2022	2,480.3	2,470.5	294.2	412.7	35.2	5,693.0
Additions	—	—	—	10.9	21.2	32.1
Transfers	—	—	—	58.1	-50.4	7.7
Translation differences	-58.8	-56.9	-15.4	-16.5	-2.4	-150.0
Balance at December 31, 2022	2,421.4	2,413.6	278.9	465.2	3.6	5,582.7
Accumulated amortization and impairment losses at January 1, 2022	—	—	68.5	273.7	—	342.3
Amortization during the period	—	—	23.3	34.4	—	57.7
Impairment losses	179.0	19.1	—	0.0	—	198.1
Transfers	—	—	—	1.8	—	1.8
Translation differences	—	—	-3.6	-12.0	—	-15.6
Balance at December 31, 2022	179.0	19.1	88.2	298.0	—	584.4
Balance at December 31, 2022	2,242.4	2,394.5	190.7	167.2	3.6	4,998.3
USD million	Goodwill	Trademarks	Customer relationship	Other intangibles	Intangible advances paid and construction in progress	Total
Initial cost at January 1, 2021	2,561.2	2,581.1	335.9	498.6	12.8	5,989.6
Additions	—	—	—	3.8	22.7	26.5
Transfers	—	—	—	-3.9	—	-3.9
Translation differences	-80.9	-81.4	-23.5	-7.5	-0.3	-193.6
Reclassified to assets and liabilities held for sale	—	-29.2	-18.1	-78.2	—	-125.5
Balance at December 31, 2021	2,480.3	2,470.5	294.2	412.7	35.2	5,693.0
Accumulated amortization and impairment losses at January 1, 2021	—	—	50.4	294.7	—	345.1
Amortization during the period	—	—	25.9	32.6	—	58.5
Transfers	—	—	—	-4.7	—	-4.7
Translation differences	—	—	-4.7	-9.6	—	-14.3
Reclassified to assets and liabilities held for sale	—	—	-3.1	-39.3	—	-42.4
Balance at December 31, 2021	—	—	68.5	273.7	—	342.3
Balance at December 31, 2021	2,480.3	2,470.5	225.7	139.0	35.2	5,350.7
Other intangibles primarily comprise capitalized software.
The Company has had no contractual commitments for the acquisition of intangible assets as of December 31, 2022, December 31, 2021 and January 1, 2021.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
14.   PROPERTY, PLANT AND EQUIPMENT
USD million	Land	Buildings and constructions	Machinery and equipment	Advances paid and construction in progress	Property, plant and equipment
Initial cost at January 1, 2022	35.6	315.6	436.4	34.1	821.7
Additions	—	28.5	15.1	33.1	76.7
Divestments and disposals	—	0.0	-0.1	—	-0.2
Transfers	0.9	-2.4	-9.7	-32.2	-43.4
Translation differences	-1.6	-14.0	-22.0	-1.3	-39.0
Balance at December 31, 2022	34.9	327.6	419.6	33.8	815.9
Accumulated depreciation and impairment losses at January 1, 2022	—	167.7	285.3	—	453.0
Depreciation during the period	—	30.2	33.0	—	63.3
Divestments and disposals	—	0.0	-0.1	—	-0.1
Transfers	—	-8.6	-30.1	—	-38.8
Translation differences	—	-7.9	-15.6	—	-23.5
Balance at December 31, 2022	—	181.4	272.5	—	454.0
Balance at December 31, 2022	34.9	146.2	147.1	33.8	361.9
USD million	Land	Buildings and constructions	Machinery and equipment	Advances paid and construction in progress	Property, plant and equipment
Initial cost at January 1, 2021	37.6	315.4	464.5	33.8	851.4
Additions	0.3	15.8	11.7	30.7	58.5
Divestments and disposals	—	—	-0.5	—	-0.5
Transfers	—	11.7	1.2	-28.5	-15.6
Translation differences	-2.3	-14.5	-22.1	-2.1	-41.1
Reclassified to assets and liabilities held for sale	—	-12.9	-18.4	0.2	-31.0
Balance at December 31, 2021	35.6	315.6	436.4	34.1	821.7
Accumulated depreciation and impairment losses at January 1, 2021	—	158.5	291.0	—	449.5
Depreciation during the period	—	26.7	36.4	—	63.1
Divestments and disposals	—	-0.1	-0.6	—	-0.7
Transfers	—	-0.1	-10.5	—	-10.6
Translation differences	—	-7.5	-15.6	—	-23.1
Reclassified to assets and liabilities held for sale	—	-9.8	-15.3	—	-25.1
Balance at December 31, 2021	—	167.7	285.3	—	453.0
Balance at December 31, 2021	35.6	147.8	151.1	34.1	368.7
Impairment testing is discussed in the Note 9.
The Company has had no contractual commitments for the acquisition of property, plant and equipment as of December 31, 2022, December 31, 2021 and January 1, 2021.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
15.
OTHER NON-CURRENT FINANCIAL ASSETS AT FAIR VALUE THROUGH OCI AND CASH AND CASH EQUIVALENTS

Other non-current financial assets
Other non-current financial assets at fair value through OCI consist of shares in unlisted companies and amounted to USD 8.9 million, USD 0.3 million and USD 0.4 million as of December 31, 2022, December 31, 2021 and January 1, 2021, respectively.
On initial recognition, the Group designated the investments in unlisted companies to be measured at FVOCI since they are not held for trading.
Liesheng, one of the Group’s financial assets at FVOCI, was impaired in 2022. Shares of Liesheng are not traded in an active market and its fair value is determined using valuation techniques. The fair value of the Group’s investment in Liesheng as of December 31, 2022 was determined to be USD 8.5 million using the market approach. The Group made USD 10.9 million impairment on the investment in Liesheng and the loss was recognized in other comprehensive income and loss.
Cash and cash equivalents
USD million	December 31, 2022	December 31, 2021	January 1, 2021
Cash in hand and at bank	402.0	564.8	388.3
Deposits	0.0	1.9	1.2
Total	402.0	566.7	389.5
As in previous years, these balances were not subject to any utilization restrictions in 2022. However, the repatriation of funds from Russia is currently only possible to a limited extent.
16.   VALUATION PROVISIONS OF INVENTORIES
The Group periodically reviews its inventories for excess amounts, obsolescence and declines in market value below cost and records an allowance against the inventory balance for any such declines. These reviews require management to estimate future demand for products. If the future demand for Group’s products was weaker than anticipated or the market conditions deteriorated, the value of inventories would likely have to be written down.
In 2022 management conducted an intensive review of our estimate of net realizable value of the inventories in response to an adjustment of the distribution strategy. With more focus on the self-operated distribution channels, the Group is able to dispose the out-of-season products more efficiently. Based on extensive investigation, management revised the estimate correspondingly. This change in estimate resulted in a reduction in the inventory provision by approximately USD 10.9 million recorded in cost of goods sold.
USD million	December 31, 2022	December 31, 2021	January 1, 2021
Inventories net realizable value valuation provision	24.7	26.4	41.2
Gross and net inventories
USD million	December 31, 2022	December 31, 2021	January 1, 2021
Gross inventories	937.2	609.2	610.7
Net realizable value valuation provision	-24.7	-26.4	-41.2
Net inventories	912.5	582.8	569.5

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
USD million	December 31, 2022	December 31, 2021	January 1, 2021
Net inventories
Raw materials and consumables	46.9	31.1	29.7
Work in progress	36.3	15.6	12.1
Finished goods	829.3	536.1	527.7
	912.5	582.8	569.5
During the financial years ended December 31, 2022, December 31, 2021 and December 31, 2020 cost of goods sold of USD 1,785.2 million, USD 1,560.9 million and USD 1,297.4 million, respectively were recognized in the consolidated statement of loss.
No inventories have been pledged as security for a liability.
17.   PREPAID EXPENSES AND OTHER RECEIVABLES
USD million	December 31, 2022	December 31, 2021	January 1, 2021
Related to financing activities:
Prepaid interest to related parties	40.3	30.5	18.9
Derivative instruments	23.5	14.5	19.9
Prepaid interest	16.0	1.8	9.6
Related to operating and other activities:
Other tax receivables	19.9	16.6	9.8
Prepaid advertising and promotion	6.6	4.2	3.9
Prepaid insurance	2.8	2.1	2.8
Accrued employee benefits	0.5	0.6	0.5
Other receivables (1)	63.7	48.8	44.1
Total	173.3	119.1	109.5

(1)
Other receivables include, among other things, prepaid license fees, discounted bills, prepaid rent and Covid-19 subsidy receivables.

18.   SHAREHOLDERS’ EQUITY (DEFICIT)
The authorized share capital of the Company is EUR 15,500,000 divided into 155,000,000 shares of a nominal or par value of EUR 0.10 each. As of December 31, 2022, there were 115,220,745 A shares and 352,193 B shares outstanding, amounting to share capital of USD 642.2 million. As of December 31, 2021, December 31, 2020 and January 1, 2020, there were 115,220,745 A shares outstanding, amounting to share capital of USD 640.4 million.
Share information presented as of December 31, 2021, December 31, 2020 and January 1, 2020 is based on the share capital and shares outstanding of Amer Sports, Inc. as if the capital reorganization would have taken place as of January 1, 2020. 1
Translation differences
Translation differences comprise the differences arising from the elimination of net investments and translation of equity items accumulated after the acquisition in non-USD entities as well as the currency rate differences due to the different exchange rates on the consolidated statement of loss and other comprehensive income and loss and the consolidated statement of financial position. The translation

1
Refer to Note 1 regarding information on the capital reorganization of the Group.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
differences comprise also the translation differences arising from the translation of the net investments in foreign operations and from the intercompany long-term capital loans that are not expected to be repaid.
Cash flow hedge reserve
Cash flow hedge reserve include changes in the financial assets at fair value through OCI and derivative financial instruments used for hedging interest and foreign currency cash flows.
Amount of dividends proposed
The Board of Directors proposes that no dividend shall be distributed to shareholders for the financial year 2022.
Accumulated deficit
Accumulated deficit comprises the Loss for the period as well as preceding periods.
19.   INTEREST-BEARING LIABILITIES
USD million	Consolidated statement of financial position value December 31, 2022	Nominal interest rates	Repayments
			2023	2024	2025	2026	2027	2028 and after
Loans from financial institutions	1,965.5	Long term 5.13%, Short term 4.78% –7.78%	173.3			1,792.2
Loans from related parties	4,039.0	5.38%, 3.06%						4,039.0
Lease liabilities	196.5	4.46%	63.5	65.7	24.5	13.0	9.5	20.3
Other interest-bearing liabilities	35.0	7.10%	35.0
Total	6,236.0		271.8	65.7	24.5	1,805.2	9.5	4,059.3
USD million	Consolidated statement of financial position value December 31, 2021	Nominal interest rates	Repayments
			2022	2023	2024	2025	2026	2027 and after
Loans from financial institutions	1,896.2	Long term 4,50%					1,896.2
Loans from related parties	4,139.8	4.75%, 1.75%						4,139.8
Lease liabilities	224.7	4.11%	66.5	71.1	33.5	15.7	12.5	25.4
Other interest-bearing liabilities	34.8	2.68%	34.8
Total	6,295.5		101.3	71.1	33.5	15.7	1,908.7	4,165.2

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
USD million	Consolidated statement of financial position value January 1, 2021	Nominal interest rates	Repayments
			2021	2022	2023	2024	2025	2026 and after
Loans from financial institutions	2,359.6	Long term 4.50%, 6.25%, Short term 3.25%–3.50%	198.2					2,161.4
Loans from related parties	4,364.9	4.75%, 1.75%						4,364.9
Lease liabilities	261.0	3.77%	66.0	67.1	46.5	24.1	16.2	41.1
Total	6,985.5		264.2	67.1	46.5	24.1	16.2	6,567.4
Carrying amounts of loans from financial institutions, loans from related parties, and other interest-bearing liabilities approximate their fair values because the loans are at floating rate.
20.   OTHER LIABILITIES
Current other liabilities
USD million	December 31, 2022	December 31, 2021	January 1, 2021
Related to financing activities:
Accrued interest	50.1	40.8	34.0
Payables related to derivatives	25.7	7.1	57.1
Related to operating and other activities:
Accrued personnel costs	120.3	114.9	104.0
Accrued advertising and promotion	42.4	29.7	19.1
Refund liabilities	38.2	26.4	21.5
Value added tax	28.8	29.1	41.6
Contract liabilities	20.8	14.8	11.8
Accrued royalties	13.8	6.1	4.1
Goods received not invoiced	25.1	38.2	26.4
Other accrued liabilities	133.6	103.4	67.0
Total	498.8	410.5	386.6
21.   PROVISIONS
USD million	Product warranty	Restructuring	Other	Total
Balance at January 1, 2022	22.5	20.0	8.4	50.9
Translation differences	-0.4	-1.2	0.1	-1.5
Provisions made during the year	7.0	4.5	3.5	15.0
Provisions used during the year	-6.2	-17.3	-3.1	-26.6
Balance at December 31, 2022	22.9	6.0	8.9	37.8
Long-term provisions				5.6
Current provisions				32.2
Total				37.8

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
USD million	Product warranty	Restructuring	Other	Total
Balance at January 1, 2021	22.9	0.8	10.1	33.8
Translation differences	-1.4	-0.1	0.1	-1.4
Provisions made during the year	16.6	19.7	2.6	38.9
Provisions used during the year	-10.4	-0.4	-3.3	-14.1
Provisions reversed during the year	-1.5		-1.1	-2.6
Transfer to assets held for sale	-3.7			-3.7
Balance at December 31, 2021	22.5	20.0	8.4	50.9
Long-term provisions				5.6
Current provisions				45.3
Total				50.9
USD million	Product warranty	Restructuring	Other	Total
Balance at January 1, 2020	29.2	9.3	14.9	53.4
Translation differences	1.3	-0.8	0.7	1.2
Provisions made during the year	4.2		2.6	6.8
Provisions used during the year	-9.9	-7.7	-8.1	-25.7
Provisions reversed during the year	-1.9			-1.9
Balance at December 31, 2020	22.9	0.8	10.1	33.8
Long-term provisions				6.2
Current provisions				27.6
Total				33.8
The majority of the provisions resulted from repair or replacement of products during their warranty period.
The majority of warranty provisions are realized within one year.
On April 15, 2021 Amer Sports published a corporate strategy update, including a program to manage competitive operational cost base, which led to personnel related restructuring costs. USD 4.3 million of this program was unpaid at December 31, 2022. Provisions made during 2022 were mainly related to the suspension of all of the Company’s significant commercial activities in Russia by the end of fiscal year 2022.
The Group has long-term environmental provisions in the United States of USD 0.4 million as of December 31, 2022.
Other provisions include asset retirement obligations of some leased premises.
22.   LEASES
Carrying amounts of the right-of-use assets and lease liabilities including the movements during the period of January 1 through December 31, 2022:
USD million	Land	Buildings	Machinery and equipment	Right-of-use assets	Lease liabilities
Initial cost at January 1, 2022	0.2	357.7	53.5	411.5	224.7
Additions	—	47.1	3.5	50.6	45.3
Transfers	—	-26.2	-3.2	-29.4	—

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
USD million	Land	Buildings	Machinery and equipment	Right-of-use assets	Lease liabilities
Translation differences	—	-18.9	-3.1	-22.0	—
Balance at December 31, 2022	0.2	359.7	50.7	410.6	270.0
Accumulated depreciations at January 1, 2022	—	165.6	34.1	199.7	—
Depreciations during the period	—	65.4	7.9	73.3	—
Transfers	—	-31.3	-3.9	-35.2	—
Translation differences	—	-8.8	-2.0	-10.8	—
Interest expense	—	—	—	—	8.5
Payments	—	—	—	—	-82.0
Balance at December 31, 2022	0.2	168.9	14.5	183.6	196.5

Carrying amounts of the right-of-use assets and lease liabilities including the movements during the period of January 1, through December 31, 2021:
USD million	Land	Buildings	Machinery and equipment	Right-of- use assets	Lease liabilities
Initial cost at January 1, 2021	0.3	341.9	55.4	397.5	261.1
Additions	—	42.4	6.0	48.5	50.0
Transfers	—	6.8	-3.0	3.8	—
Translation differences	0.0	-8.7	-4.0	-12.8	—
Reclassified to assets and liabilities held for sale	—	-24.8	-0.8	-25.6	-13.6
Balance at December 31, 2021	0.2	357.7	53.5	411.5	297.5
Accumulated depreciations at January 1, 2021	—	115.4	30.4	145.7	—
Depreciations during the period	—	66.4	7.7	74.1	—
Transfers	—	-2.2	-1.0	-3.3	—
Translation differences	—	-3.6	-2.4	-6.0	—
Reclassified to assets and liabilities held for sale	—	-10.3	-0.4	-10.8	—
Interest expense	—	—	—	—	9.1
Payments	—	—	—	—	-81.9
Balance at December 31, 2021	0.2	192.1	19.4	211.8	224.7
Leases recognized in the consolidated statements of loss:
USD million	2022	2021	2020
Right-of-use depreciation expenses included in cost of goods sold	1.7	2.6	1.7
Right-of-use depreciation expenses included in operating expenses	71.5	71.4	67.5
Rent expenses relating to short-term leases	4.1	3.4	2.7
Rent expenses relating to leases of low value assets, excluding short-term leases of low-value assets	0.9	0.6	0.3
Rent expenses for variable leases	15.7	11.7	4.7
Covid-19 rent concessions	-0.2	-1.8	-3.4
Operating profit	93.7	87.9	73.5
Interest on lease liabilities	8.5	9.1	8.2
USD million	2022	2021	2020
Total rent expense of non-cancellable leases recognized in the consolidated statement of loss	17.5	15.7	10.2

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
The Company’s commitments resulting from leases were as follows:
USD million	December 31, 2022	December 31, 2021	January 1, 2021
The future minimum payments of non-cancellable leases:
Not later than one year	5.1	13.0	9.5
Later than one year but not later than five years	6.4	12.8	18.5
Later than five years	1.3	0.7	2.4
Total	12.8	26.5	30.5
Lease commitments mainly consist of those lease contracts that are for short-term leased assets and for low value assets.
23.   COMMITMENTS
USD million	December 31, 2022	December 31, 2021	January 1, 2021
Guarantees	14.7	24.0	13.6
Other commitments	217.8	210.2	232.1
Part of the guarantees relate to the sold Precor business. In accordance with the Share Purchase Agreement, such guarantees are the buyer’s responsibility commencing from the date of purchase and are expected to be released in 2024.
Other commitments are primarily due to long-term endorsement contracts with several professional and non-professional leagues, particularly in the United States, and contracts with brand ambassadors. A certain major contract with the NBA covers a period lasting until the end of 2031, while other contracts are more short-term.
There are no guarantees or contingencies given for the management of the Group, for the shareholders, or for the associated companies.
Ongoing litigations
The Group has extensive international operations and is involved in a number of legal proceedings, including product liability suits. These litigations are assessed on an ongoing basis by evaluating the probability of any potential financial impact. The Group does not consider the outcome of any legal proceedings currently pending as probable and does not expect any materially adverse effect on the consolidated statement of loss and other comprehensive income and loss or consolidated statement of financial position.
24.   GROUP COMPANIES
Group holding, %	December 31, 2022	December 31, 2021	January 1, 2021
Amer Sports Holding (HK) Limited, Hong Kong, China	100	100	100
Amer Sports Holding 3 Oy, Helsinki, Finland	100	100	100
Amer Sports Holding 2 Oy, Helsinki, Finland	100	100	100
Amer Sports Holding 1 Oy, Helsinki, Finland	100	100	100
Amer Sports Holding Oy, Helsinki, Finland	100	100	100
Amer Sports Corporation, Helsinki, Finland	100	100	100
Amer Industries EEU SRL, Romania	100	100	100
Amer Sports (China) Co. Ltd., Shanghai, China	100	100	—
Shanghai Wilson Sporting Goods Co., Shanghai, China	100	100	—

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Group holding, %	December 31, 2022	December 31, 2021	January 1, 2021
Amer Sports Digital Services Oy, Helsinki, Finland	100	100	100
Amer Sports Europe GmbH, Garching, Germany	100	100	100
Amer Sports Czech Republic s.r.o., Praha, Czech	100	100	100
Amer Sports Deutschland GmbH, Garching, Germany	100	100	100
Amer Sports Europe Services GmbH, Garching, Germany	100	100	100
Amer Sports Export GmbH, Garching, Germany	100	100	100
Amer Sports Spain, S.A., Barcelona, Spain	100	100	100
Amer Sports UK Services Limited, Irvine, UK	100	100	100
Amer Sports UK Limited, Irvine, UK	100	100	100
Amer Sports International Oy, Helsinki, Finland	100	100	100
Amernet Holding B.V., Leusden, the Netherlands	100	100	100
Amer Sports Asia Services Limited, Hong Kong, China	100	100	100
Amer Sports B.V., Leusden, the Netherlands	100	100	100
Amer Sports Canada Inc., British Columbia, Canada	100	100	100
Amer Sports European Center AG, Hagendorn, Switzerland	100	100	100
Amer Sports HK Limited, Hong Kong, China	100	100	100
Amer Sports Macau Sociedade Unipessoal, Macao, China	100	100	100
Amer Sports Shanghai Trading Ltd, Shanghai, China	100	100	100
Shanghai Amer Sports Operations, Shanghai, China	100	100	100
Amer Sports Holding GmbH, Altenmarkt, Austria	100	100	100
Amer Sports Austria GmbH, Bergheim bei Salzburg, Austria	100	100	100
Amer Sports Bulgaria EOOD, Chepelare, Bulgaria	100	100	100
Amer Sports Danmark A.p.S., Kokkedal, Denmark	100	100	100
Amer Sports Financial Shared Service Sp. z o.o, Krakow, Poland	100	100	100
Amer Sports Italia S.p.A., Nervesa della Battaglia, Italy	100	100	100
Amer Sports Luxembourg S.a r.l., Luxemburg	100	100	100
Amer Sports Norge A/S, Sandvika, Norway	100	100	100
Amer Sports Poland Sp. z o.o., Krakow, Poland	100	100	100
Atomic Austria GmbH, Altenmarkt, Austria	100	100	100
ZAO Amer Sports, Moscow, Russia	100	100	100
Amer Sports Netherlands B.V., Leusden, the Netherlands	100	100	100

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Group holding, %	December 31, 2022	December 31, 2021	January 1, 2021
Amer Sports Sourcing Ltd, Hong Kong, China	100	100	100
Amer Sports Sourcing (Shenzhen) Limited, Shenzhen, China	100	100	100
Amer Sports Sverige AB, Borås, Sweden	100	100	100
Amer Sports Vietnam Limited, Ho Chi Minh City, Vietnam	100	100	100
Peak Performance Canada Inc., Quebec, Canada	100	100	100
SSO Portugal, Unipessoal LDA, Lisbon, Portugal	100	100	100
Amer Sports Company, Chicago, USA	100	100	100
Albany Sports Co., Wilmington, USA	100	100	100
Amer Sports Portland Design Center, Inc., Portland, USA	100	100	100
Amer Sports Ski Acquisition Company, Delaware, USA	100	100	100
Amer Sports U.S. Financing Llc, Delaware, USA	100	100	100
Amer Sports Winter & Outdoor Company, Ogden, USA	100	100	100
ENVE Composites LLC, Ogden, USA	100	100	100
Wilson Sporting Goods Co., Chicago, USA	100	100	100
Amer Sports Australia Pty Ltd, Braeside, Australia	100	100	100
Amer Sports Brazil LTDA., Sao Paulo, Brazil	100	100	100
Amer Sports Japan, Inc., Tokyo, Japan	100	100	100
Amer Sports Korea, Ltd., Seoul, South Korea	100	100	100
Amer Sports Malaysia Sdn Bhd, Kuala Lumpur, Malaysia	100	100	100
Wilson Sporting Goods Co. de Mexico, S.A. de C.V.,	100	100	100
Mexico City, Mexico	100	100	100
Amer Sports Holding S.A.S., Annecy, France	100	100	100
Amer Sports France S.A.S., Villefontaine, France	100	100	100
Salomon S.A., Annecy, France	100	100	100
Amer Sports SA, Hagendorn, Switzerland	100	100	100
Amer Sports RO s.r.l., Romania	100	100	100
Amer Sports Suomi Oy, Helsinki, Finland	100	100	100
Amerintie 1 Oy, Helsinki, Finland	100	100	100
Amernet Holding Sverige AB, Borås, Sweden	100	100	100
Peak Performance Production AB, Stockholm, Sweden	100	100	100
Amer Sports Belgium NV, Wemmel, Belgium	100	100	100

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
25.   CASH FLOW HEDGE RESERVE
USD million
Balance at January 1, 2022	6.1
Gains and losses deferred to shareholders’ equity Hedging of operating cash flows	-11.6
Total of changes during the year	-11.6
Deferred taxes	2.3
Balance at December 31, 2022	-3.0
Balance at January 1, 2021	-37.4
Gains and losses deferred to shareholders’ equity Hedging of operating cash flows	54.5
Total of changes during the year	54.5
Deferred taxes	-10.9
Balance at December 31, 2021	6.1
Balance at January 1, 2020	-14.1
Gains and losses deferred to shareholders’ equity Hedging of operating cash flows	-29.2
Total of changes during the year	-29.2
Deferred taxes	5.9
Balance at December 31, 2020	-37.4
26.   RELATED PARTY TRANSACTIONS
Related parties of the Company comprise the following:
Owners, each with significant influence over Amer Sports, Inc.:
ANTA Sports Products Limited, Anamered Investments Inc.
FountainVest Partners
Parent company and ultimate controlling party: Amer Sports Holding (Cayman) Limited
The Boards of Directors of
Amer Sports, Inc.,
Amer Sports Holding (Cayman) Limited
Amer Sports Holding 3 Oy
The Executive Committee and the Executive Board of Amer Sports
Amer Sports Management Company (Cayman) Limited
President and CEO of Amer Sports Corporation
The subsidiaries of Amer Sports, Inc. are listed in note 24.
ANTA Sports transactions with the Company comprise the following:
USD million	2022	2021	2020
Purchases of goods and services from ANTA Sports	8.6	5.9	3.3
Sales to ANTA Sports	1.9	4.9	0.5
Sales to ANTA Sports are based on the same conditions that apply to third parties.
Key management includes the Board of Directors of Amer Sports, Inc., the Board of Directors of Amer Sports Holding 3 Oy and the Executive Committee and the Executive Board.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Compensation to key management recognized in earnings:
USD million	2022	2021	2020
Salaries and other short-term employee benefits	11.0	11.9	7.0
Post-employment benefits	0.2	0.3	0.5
Other long-term benefits	0.8	—	0.3
Total	12.0	12.2	7.8
The members of the Executive Board and Executive Committee receive a fixed remuneration and a short-term variable remuneration in the form of an annual bonus based on the Group’s annual financial targets. In addition, they participate in the share-based payment program of Amer Sports. Please refer to note 10 for information on the share-based payment program.
No remuneration was paid to the Boards of Directors. Members of the Boards of Directors do not have contractual retirement benefits with the Company and they are not included in Amer Sports’ incentive plans.
No loans have been granted to the key management.
The Company was granted the following long-term loans from the parent company Amer Sports Holding (Cayman) Limited:
USD million	December 31, 2022	December 31, 2021	January 1, 2021
Long-term loans from the parent company:
Investment Loan	2,654.5	2,684.7	2,775.1
Facility A Loan	1,386.6	1,472.4	1,595.2
Capital Loan	—	—	0.5
Total	4,041.1	4,157.1	4,370.8
At the Group level, the loan has been netted by upfront fee related to aforementioned loan.
USD million	2022	2021	2020
Interest expenses to the parent company:
Investment Loan	124.7	128.9	118.7
Facility A Loan	13.8	13.8	13.3
Capital Loan	—	0.2	0.5
Total	138.5	142.9	132.5
The Investment Loan is an unsecured loan from Amer Sports Holding (Cayman) Limited. Borrowings thereunder accrue interest at a rate equal to the percentage rate per annum which is the aggregate of the applicable margin of 4.00%, 4.25% or 4.50%, depending on the current leverage ratio, and EURIBOR for any loans in euros and LIBOR for all other loans, plus 0.25%. The Investment Loan matures on March 26, 2029.
The Facility A Loan is an unsecured loan from Amer Sports Holding (Cayman) Limited. Borrowings thereunder accrue interest at a rate equal to the percentage rate per annum which is the aggregate of the applicable margin of 2.00% or 1.75%, depending on the current leverage ratio, and EURIBOR, plus a margin to be determined from time to time. The Facility A Loan matures on March 26, 2029.
The Capital Loan is an unsecured loan from Amer Sports Holding (Cayman) Limited. Borrowings thereunder accrue interest at a rate equal to the percentage rate per annum which is the aggregate of the applicable margin of 4.00%, 4.25% or 4.50%, depending on the current leverage ratio, and EURIBOR for any loans in euros and LIBOR for all other loans, plus 0.25%. The Capital Loan matures on March 26, 2029.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
The EUR 1.3 billion external Facility A loan that Amer Sports Holding (Cayman) Limited entered into in 2019 includes two financial covenants. Under a leverage covenant, the total Net Debt to Adjusted EBITDA may not exceed 4.75:1 and under an interest coverage covenant, the ratio of Adjusted EBITDA to Net Finance Charges may not be less than 4.00:1. Both covenants are tested every 30th of June and 31st of December after the utilization date and the calculations are to be performed in accordance with Hong Kong GAAP, together with financial definitions and clauses of the agreement.
The following balances are outstanding at the end of the respective reporting periods in relation to transactions with related parties (except for the long-term loan from the parent company mentioned above):
USD million	December 31, 2022	December 31, 2021	January 1, 2021
ANTA Sports
Current payables (purchases of goods and services from ANTA Sports)	5.3	1.5	0.1
Current receivables (sales to ANTA Sports)	0.0	2.7	0.0
Amer Sports Holding (Cayman) Limited
Accounts receivable, net	16.7	16.8	13.8
Key management personnel
Provisions short and long-term incentive	3.7	3.4	1.5
Amer Sports Management Company (Cayman) Limited
Loans from related parties taken in 2022	11.1	—	—
In addition to the USD 11.1 million loan, Amer Sports Management Company (Cayman) Limited also holds 352,193 B shares (USD 1.8 million) of the Company, amounting to 0.3% of the total outstanding shares of the Company.
Current payables to and receivables from ANTA Sports have a short-term maturity, are interest free and not secured.
27.
BALANCE SHEET VALUES OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT CATEGORIES

December 31, 2022 USD million	Financial assets/ liabilities at fair value through profit and loss	Derivative financial instruments used in cash flow hedge accounting	Financial assets/ liabilities measured at amortized cost	Financial assets at fair value through OCI	Carrying amount by balance sheet item
NON-CURRENT FINANCIAL ASSETS
Other non-current financial assets			55.3	8.9	64.2
Derivative financial instruments (3)
Interest rate derivatives	5.7				5.7
CURRENT FINANCIAL ASSETS
Hold-to-collect accounts receivable			658.7		658.7
Other non-interest yielding receivables (1)			124.4		124.4
Promissory notes (1)				5.5	5.5
Derivative financial instruments (3)
Foreign exchange derivatives	5.9	17.6			23.5
Cash and cash equivalents			402.0		402.0
Balance by category at December 31, 2022	11.5	17.6	1,240.4	14.4	1,284.0
LONG-TERM FINANCIAL LIABILITIES

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
December 31, 2022 USD million	Financial assets/ liabilities at fair value through profit and loss	Derivative financial instruments used in cash flow hedge accounting	Financial assets/ liabilities measured at amortized cost	Financial assets at fair value through OCI	Carrying amount by balance sheet item
Long-term interest-bearing liabilities			5,831.2		5,831.2
Long-term lease liabilities			133.0		133.0
Other long-term liabilities			32.7		32.7
CURRENT FINANCIAL LIABILITIES
Current interest-bearing liabilities			208.3		208.3
Current lease liabilities			63.5		63.5
Accounts payable			435.6		435.6
Other current liabilities (2)			444.3		444.3
Derivative financial instruments (3)
Foreign exchange derivatives	3.9	19.7			23.7
Interest rate derivatives		2.0			2.0
Balance by category at December 31, 2022	3.9	21.8	7,148.5	—	7,174.2
December 31, 2021 USD million	Financial assets/ liabilities at fair value through profit and loss	Derivative financial instruments used in cash flow hedge accounting	Financial assets/ liabilities measured at amortized cost	Financial assets at fair value through OCI	Carrying amount by balance sheet item
NON-CURRENT FINANCIAL ASSETS
Other non-current financial assets			24.7	0.3	25.0
CURRENT FINANCIAL ASSETS
Hold-to-collect accounts receivable			504.0		504.0
Available for sale factoring receivables				29.2	29.2
Other non-interest yielding receivables (1)			82.1		82.1
Promissory notes (1)				5.9	5.9
Derivative financial instruments (3)
Foreign exchange derivatives	1.0	13.5			14.5
Cash and cash equivalents			566.7		566.7
Balance by category at December 31, 2021	1.0	13.5	1,177.5	35.4	1,227.4
LONG-TERM FINANCIAL LIABILITIES
Long-term interest-bearing liabilities			6,036.0		6,036.0
Long-term lease liabilities			158.2		158.2
Other long-term liabilities			34.9		34.9
Derivative financial instruments (3)
Interest rate derivatives	1.5				1.5
CURRENT FINANCIAL LIABILITIES
Current interest-bearing liabilities			34.8		34.8
Current lease liabilities			66.5		66.5
Accounts payable			320.2		320.2
Other current liabilities (2)			374.3		374.3
Derivative financial instruments (3)

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
December 31, 2021 USD million	Financial assets/ liabilities at fair value through profit and loss	Derivative financial instruments used in cash flow hedge accounting	Financial assets/ liabilities measured at amortized cost	Financial assets at fair value through OCI	Carrying amount by balance sheet item
Foreign exchange derivatives	1.9	4.8			6.7
Interest rate derivatives		0.3			0.3
Balance by category at December 31, 2021	3.4	5.1	7,024.9	—	7,033.4
January 1, 2021 USD million	Financial assets/ liabilities at fair value through profit and loss	Derivative financial instruments used in cash flow hedge accounting	Financial assets/ liabilities measured at amortized cost	Financial assets at fair value through OCI	Carrying amount by balance sheet item
NON-CURRENT FINANCIAL ASSETS
Other non-current financial assets			13.5	0.4	13.9
CURRENT FINANCIAL ASSETS
Hold-to-collect accounts receivable			558.3		558.3
Available for sale factoring receivables				30.8	30.8
Other non-interest yielding receivables (1)			74.9		74.9
Promissory notes (1)				4.9	4.9
Derivative financial instruments (3)
Foreign exchange derivatives	6.7	9.7			16.4
Interest rate derivatives	3.1	0.5			3.6
Cash and cash equivalents			389.5		389.5
Balance by category at January 1, 2021	9.8	10.2	1,036.2	36.1	1,092.3
LONG-TERM FINANCIAL LIABILITIES
Long-term interest-bearing liabilities			6,526.3		6,526.3
Long-term lease liabilities			195.0		195.0
Other long-term liabilities			47.3		47.3
Derivative financial instruments (3)
Foreign exchange derivatives		1.5			1.5
Interest rate derivatives	3.1				3.1
CURRENT FINANCIAL LIABILITIES
Current interest-bearing liabilities			198.2		198.2
Current lease liabilities			66.0		66.0
Accounts payable			293.0		293.0
Other current liabilities (2)			287.9		287.9
Derivative financial instruments (3)
Foreign exchange derivatives	0.7	53.4			54.1
Interest rate derivatives	3.1				3.1
Balance by category at January 1, 2021	6.9	54.9	7,613.7	—	7,675.5

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
USD million	December 31, 2022	December 31, 2021	January 1, 2021
(1) Other non-interest yielding receivables
Prepaid expenses and other receivables	173.3	119.1	109.5
./. Other tax receivables	19.9	16.6	9.8
./. Derivative financial instruments	23.5	14.5	19.9
./. Promissory notes	5.5	5.9	4.9
Total	124.4	82.1	74.9
(2) Other current liabilities
Accrued liabilities	498.8	410.5	386.6
./. Other tax liabilities	28.8	29.1	41.6
./. Derivative financial instruments	25.7	7.1	57.1
Total	444.3	374.3	287.9

(3)
The values as per the consolidated statement of financial position of the derivatives have been recorded as they are disclosed in the Group’s consolidated statement of financial position and fair value reserve, and therefore cannot be reconciled with their actual fair values.

The following table presents the Group’s financial assets and liabilities that are measured at fair value at December 31, 2022:
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss		11.5		11.5
Derivative financial instruments used in hedge accounting		17.6		17.6
Other non-current financial assets at fair value through OCI			14.4	14.4
Total		29.1	14.4	43.5
Liabilities
Financial liabilities at fair value through profit or loss		3.9		3.9
Derivative financial instruments used in hedge accounting		21.8		21.8
Total		25.7		25.7
The following table presents the Group’s financial assets and liabilities that are measured at fair value at December 31, 2021:
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss		1.0		1.0
Derivative financial instruments used in hedge accounting		13.5		13.5
Other non-current financial assets at fair value through OCI			35.4	35.4
Total		14.5	35.4	49.9
Liabilities
Financial liabilities at fair value through profit or loss		3.4		3.4
Derivative financial instruments used in hedge accounting		5.1		5.1
Total		8.5		8.5

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
The following table presents the Group’s financial assets and liabilities that are measured at fair value at January 1, 2021:
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss		9.8		9.8
Derivative financial instruments used in hedge accounting		10.2		10.2
Other non-current financial assets at fair value through OCI			36.1	36.1
Total		19.9	36.1	56.1
Liabilities
Financial liabilities at fair value through profit or loss		6.9		6.9
Derivative financial instruments used in hedge accounting		54.9		54.9
Total		61.7		61.8
Carrying amounts of current financial instruments carried at amortized cost are reasonable approximation of fair value due to their short-term nature. Carrying amounts of loans from financial institutions, loans from related parties, and other interest-bearing liabilities approximate their fair values because the loans are at floating rate.
Level 1:   The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The Group does not have any financial instrument included in level 1.
Level 2:   The fair value of financial instruments that are not traded in an active market (e.g. over-the-counter derivatives) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
Level 3:   If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.
The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period. There were no transfers between levels 2 and 3 for recurring fair value measurements during the fiscal years.
Specific valuation techniques used to value financial instruments include:
•
for interest rate swaps—the present value of the estimated future cash flows based on observable yield curves

•
for foreign currency forwards—the present value of future cash flows based on the forward exchange rates at the consolidated statement of financial position, and

•
for other financial instruments—discounted cash flow analysis.

All of the resulting fair value estimates are included in level 2, except for unlisted equity securities, promissory notes and available for sale factoring receivables, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk. In cases where credit risk of counterparty is low and maturity is short-term, the carrying amount of such instrument approximates its fair value.
The following table show the valuation technique used in measuring level 3 fair values for financial instruments in the consolidated statement of financial position, as well as the significant unobservable inputs used.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Type	Valuation technique	Significant unobservable input
Unlisted equity securities	Market comparison approach: fair value of unlisted equity securities is determined by reference to market multiples of comparable listed companies, adjusted by discount for lack of marketability.	(i) Sales growth factor (ii) Risk-adjusted discount rate
Promissory notes	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.
Available for sale factoring receivables	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.
As of each reporting year end, the Group analyses the level 3 fair values and performs an assessment of the movements, if any. The Group may engage external valuation experts to perform valuation on the level 3 fair value if the amount involved is significant or the valuation process requires significant judgement. For example, the Group engaged external valuation experts to perform valuation on its investment in Liesheng in 2022.
The following table presents the changes in level 3 items during the years:
USD million	Unlisted equity securities	Promissory notes	Available for sale factoring receivables	Total
Opening balance January 1, 2021	0.4	4.9	30.8	36.1
Additions	—	5.9	29.5	35.4
Disposals	-0.1	-4.9	-30.8	-35.8
Losses recognized in the consolidated statement of loss *	—	—	-0.3	-0.3
Closing balance December 31, 2021	0.3	5.9	29.2	35.4
Additions	19.5	5.5	—	25.0
Disposals	0.0	-5.9	-27.8	-33.7
Losses recognized in OCI	-10.9	0.0	—	-10.9
Losses recognized in the consolidated statement of loss *	—	0.0	-1.4	-1.4
Closing balance December 31, 2022	8.9	5.5	0.0	14.4

*
Gains or (losses) are recognized in financing costs. The amount includes unrealized gains or (losses) recognized in the consolidated statement of loss attributable to balances held at the end of the reporting period, if any.

28.   FINANCIAL RISK MANAGEMENT
Amer Sports, Inc. is exposed to customary financial risks such as commodity price risks, inflation risks, funding and liquidity risks, foreign exchange and interest rate risks, counterparty and credit risks.
COMMODITY PRICE RISK
Amer Sports is exposed to commodity and other price risk, including from rubber, nylon, polyester and steel, aluminum and other materials, which we either purchase directly or in a converted form such as

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
fabric, as well as other inputs, including energy, transportation and logistics services. To manage risks of commodity price changes, management negotiates prices in advance when possible. Amer Sports has not historically managed commodity price exposures by using derivative instruments.
INFLATION RISK
Inflationary pressures have recently increased, and may continue to increase, the costs of labor, raw materials and other inputs for Amer Sports’ products. Amer Sports has experienced, and may continue to experience, higher than expected inflation, including escalating transportation, commodity and other supply chain costs and disruptions. If our costs are subject to significant inflationary pressures, Amer Sports may not be able to offset such higher costs through price increases, which could adversely affect its business, results of operations or financial condition.
Funding and liquidity risks, foreign exchange and interest rate risks, counterparty, and credit risks are managed by Amer Sports Treasury, which acts as an in-house bank providing financial services for subsidiaries within the Amer Sports Group. The Treasury related operational risk management is governed by the Group’s Treasury Policy which includes principles and risk limits. Amer Sports Treasury follows and monitors operational risks constantly and does not allow any material deviations from the Treasury Policy.
As a consequence of the Group’s ownership change, the Senior Facilities Agreement signed on March 20, 2019, is a cornerstone of Amer Sports’ funding and hence provides both options and limitations to activities that relate to funding and liquidity management. The agreement has been signed by financing banks, Amer Sports Holding 1 Oy (former Mascot Midco 1 Oy) as the parent and Amer Sports Holding Oy (former Mascot Bidco Oy) as the Company.
Under the historical ownership structure, the general availability of funding and liquidity including the management of the related risks was arranged in close co-operation with the parent company.
FUNDING RISK
Funding risk is the risk that Amer Sports, Inc. will encounter difficulty in raising funds to meet commitments associated with existing financial instruments.
In 2022, 2021 and 2020 Amer Sports, Inc.’s subsidiaries incurred financial commitments, as described below.
In 2020, Amer Sports Holding 1 Oy’s subsidiary Amer Sports Holding Oy borrowed one new term loan under the Senior Facilities Agreement in the amount of EUR 100 million. The proceeds of the loan were distributed equally to Amer Sports Company and Amer Sports Canada Inc., Arc’teryx division with the purpose to replace the entities’ internal funding with Amer Sports Oy with external funding.
In February 2021, Amer Sports European Center AG incurred a USD 35 million short-term loan to finance Amer Sports Group’s payments to certain vendors in Asia.
In April 2021, Amer Sports Company and Amer Sports Canada Inc., Arc’teryx division repaid the EUR 100 million term loan raised in 2020 in full prior to maturity.
In 2022, no new external financing arrangements were finalized. However, Amer Sports European Center AG’s USD 35 million short-term loan was extended by 12 months.
In 2022, minority share investors invested equity and debt through the related party entity Amer Sports Amer Sports Management Company (Cayman) Limited. The invested debt was EUR 10.5 million, pays floating rate interest and matures in 2029.
LIQUIDITY RISK
At an operational level, the Group’s liquidity risks revolve around its cyclical need for working capital and such expenses are a significant factor in shaping its overall liquidity strategy. Typically, the highest level of working capital has been reached in the third quarter, when short-term debt is tied up in inventories and accounts receivable.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
The term loan B was fully drawn in 2019 and no prepayment was done until end of 2022.
A USD 336 million (EUR 315 million) revolving credit facility limit is part of the Senior Facilities Agreement and is intended to assist with Amer Sports’ short-term liquidity needs.
Amer Sports Treasury has established several cash pooling structures with the Group’s relationship banks in order to manage the liquidity of the Group. Treasury Policy sets guidelines for the management of liquidity that is outside cash pooling structures.
Liquidity in excess of operating needs may be invested inline with the Treasury Policy and the Senior Facilities Agreement.
The below table is a breakdown of the Group’s non-derivative financial liabilities and net-settled derivatives in their contractual maturities.
MATURITY ANALYSIS FOR FINANCIAL LIABILITIES BASED ON THEIR CONTRACTUAL MATURITY
	December 31, 2022			< 1 year	1–2 years	2–3 years	3–4 years	> 5 years
USD million	Consolidated statement of financial position value	Available	Total
Loans from financial institutions
Repayments	1,965.5		1,965.5	173.3			1,792.2
Interest			478.3	151.1	142.1	130.1	54.9
Loans from related parties
Repayments	4,039.0		4,039.0					4,039.0
Interest			1,065.8	59.9	36.4			969.5
Lease liabilities
Repayments	196.5		196.5	63.5	65.7	24.5	13.0	29.8
Interest			11.7	4.7	2.9	1.8	1.1	1.2
Other interest-bearing liabilities
Repayments	35.0		35.0	35.0
Interest			0.6	0.6
Accounts payable
Repayments	435.6		435.6	435.6
Total
Repayments	6,671.6		6,671.6	707.4	65.7	24.5	1,805.2	4,068.8
Interest			1,556.3	216.3	181.4	131.9	56.0	970.7
Committed revolving credit facility		336.0	173.5	173.3	0.2
Derivative liabilities
Foreign exchange derivatives under hedge accounting			1,053.5	1,053.5
Other foreign exchange derivatives			822.6	822.6
Derivative assets
Foreign exchange derivatives under hedge accounting			1,057.0	1,057.0
Other foreign exchange derivatives			823.6	823.6
Other interest rate derivatives, fair value	5.7		5.7			5.7

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
	December 31, 2021			< 1 year	1–2 years	2–3 years	3–4 years	> 5 years
USD million	Consolidated statement of financial position value	Available	Total
Loans from financial institutions
Repayments	1,896.2		1,896.2					1,896.2
Interest			410.0	124.7	87.9	88.1	87.9	21.4
Loans from related parties
Repayments	4,139.8		4,139.8					4,139.8
Interest			1,485.0	26.2	26.2	13.0		1,419.6
Lease liabilities
Repayments	224.7		224.7	66.5	71.1	33.5	15.7	37.9
Interest			20.6	7.5	5.1	3.3	2.0	2.7
Other interest-bearing liabilities
Repayments	34.8		34.8	34.8
Interest			0.2	0.2
Accounts payable
Repayments	320.2		320.2	320.2
Total
Repayments	6,615.7		6,615.7	421.5	71.1	33.5	15.7	6,073.9
Interest			1,915.8	158.6	119.2	104.4	89.9	1,443.7
Committed revolving credit facility		356.8	4.5	4.5
Derivative liabilities
Foreign exchange derivatives under hedge accounting			745.7	743.3	2.4
Other foreign exchange derivatives			357.8	357.8
Other interest rate derivatives, fair value	1.5		1.5				1.5
Derivative assets
Foreign exchange derivatives under hedge accounting			752.8	750.6	2.3
Other foreign exchange derivatives			356.5	356.5

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
	January 1, 2021			< 1 year	1–2 years	2–3 years	3–4 years	> 5 years
USD million	Consolidated statement of financial position value	Available	Total
Loans from financial institutions
Repayments	2,359.6		2,359.6	198.2				2,161.4
Interest			566.6	131.3	102.5	102.5	102.8	127.5
Loans from related parties
Repayments	4,364.9		4,364.9					4,364.9
Interest			1,643.3	29.1	29.1	29.1	14.8	1,541.2
Lease liabilities
Repayments	261.0		261.0	66.0	67.1	46.5	24.1	57.3
Interest			25.0	8.1	5.8	4.0	2.7	4.4
Accounts payable
Repayments	293.0		293.0	293.0
Total
Repayments	7,278.5		7,278.5	557.2	67.1	46.5	24.1	6,583.6
Interest			2,234.9	168.5	137.4	135.6	120.3	1,673.1
Committed revolving credit facility		386.5	183.1	183.1
Derivative liabilities
Foreign exchange derivatives under hedge accounting			1,037.2	1,015.5	21.7
Other foreign exchange derivatives			377.6	371.3	6.3
Other interest rate derivatives, fair value	3.1		3.1	0.0				3.1
Derivative assets
Foreign exchange derivatives under hedge accounting			998.3	977.8	20.5
Other foreign exchange derivatives			383.1	377.0	6.1

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
CHANGES IN LIABILITIES ARISING FROM FINANCING ACTIVITIES
USD million	Current interest- bearing loans	Current obligations under leases	Long-term interest- bearing loans	Long-term obligations under leases	Derivative financial instruments (3)	Total
Balance at January 1, 2022	34.8	66.5	6,036.0	158.2	8.5	6,304.0
Cash flows	172.3	-82.0	11.7			102.0
Foreign exchange movement	1.2		-355.0			-353.8
Changes in fair values (3)					17.2	17.2
Transfers from long-term to short-term		71.1		-71.1		0.0
Changes in leases		7.9		45.9		53.8
Capitalization of accrued interest			126.2			126.2
Other			12.2			12.2
Balance at December 31, 2022	208.3	63.5	5,831.1	133.0	25.7	6,261.7
Balance at January 1, 2021	198.2	66.0	6,526.3	195.0	61.7	7,047.2
Cash flows	-158.8	-81.9	-136.2			-376.9
Foreign exchange movement	-4.6		-499.3			-503.9
Changes in fair values (3)					-53.2	-53.2
Transfers from long-term to short-term		66.0		-66.0		0.0
Changes in leases				29.2		29.2
Capitalization of accrued interest			123.4			123.4
Other		16.4	21.8			38.2
Balance at December 31, 2021	34.8	66.5	6,036.0	158.2	8.5	6,304.0

(3)
The statement of financial position values of the derivatives have been recorded as they are disclosed in the Group’s statement of financial position and fair value reserve, and therefore cannot be reconciled with their actual fair values.

CURRENCY RISK
Transaction risk arises from foreign currency denominated receivables and liabilities, cash flows in foreign currencies and derivatives. Translation risk relates to the foreign currency denominated earnings when they are translated into USD. Amer Sports has operations in most of the major currency areas, and its sales are diversified in multiple currencies. On the business unit level, transaction risk arises when the unit sells in its home currency but the cost base is in foreign currencies or sells or buys goods in foreign currencies. Amer Sports’ risk management is aiming to eliminate material uncertainties relating to foreign exchange rates.
At the end of the year, Amer Sports’ currency position consisted of intercompany and external interest-free and interest-bearing foreign currency denominated receivables and liabilities and foreign exchange derivatives. Foreign exchange derivatives include both balance sheet and cash flow hedges.
Balance sheet risks have been managed by financing Amer Sports’ subsidiaries in their functional currencies. The risks have been concentrated on the centralized distribution and purchasing units that invoice the subsidiaries in their respective functional currencies. Amer Sports’ risk for the consolidated statement of financial position arises from internal and external liabilities in foreign currencies.
The following table sets out the foreign exchange positions in the most significant currencies at the reporting date:

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
	December 31, 2022					December 31, 2021					January 1, 2021
USD million	USD	CAD	HKD	CHF	SEK	USD	CAD	HKD	CHF	SEK	USD	CAD	CNH	CHF	SEK
Interest-bearing intercompany receivables	172.0	109.3			5.1	146.4	32.5				233.5
External receivables	37.0	-21.7		1.9	0.5	1.9	-10.0		0.6	-0.1	6.1	-11.8		1.1	-2.3
Intercompany receivables	28.2	-47.9	0.1	4.9	7.5	35.8	-28.1		10.1	10.5	33.4	-10.3	6.4	6.1	10.1
Interest-bearing external liabilities	-155.0					-35.0					22.7	57.7
Interest-bearing intercompany liabilities			-67.3	-1.4				-26.4	-9.1	-12.9		-38.8		-1.8	-59.6
External payables	-157.1	40.9		-1.1	0.2	-49.0	24.4		-0.3		-104.8	28.1		-1.1
Intercompany payables	-45.9	32.2		-1.0	0.3	-20.3	6.9		-6.0	-1.9	-11.4	5.4	5.4	-0.7	-7.1
Foreign exchange derivatives	453.3	-133.5	61.9	-59.7	-59.5	289.5	-73.6	25.8	-43.8	-61.2	295.7	-103.6	-45.2	-49.5	-49.3
Total	332.5	-20.7	-5.3	-56.4	-45.9	369.3	-47.9	-0.6	-48.5	-65.6	475.2	-73.3	-33.4	-45.9	-108.2
The tables below present the sensitivity of the statement of shareholders’ equity (deficit) and the statement of loss at the reporting date to the strengthening of the euro by 10%, provided other factors remain unchanged. The weakening of the euro by 10% would cause a similar change in the opposite direction:
Dec 31, 2022 USD million	USD	CAD	HKD	CHF	SEK
Statement of shareholders’ equity (deficit)	-61.0	-0.2	0.0	5.0	4.5
Statement of loss	28.4	2.2	0.5	0.5	0.1
Dec 31, 2021 USD million	USD	CAD	HKD	CHF	SEK
Statement of shareholders’ equity (deficit)	-44.6	2.3	0.0	3.3	5.5
Statement of loss	7.7	2.5	0.0	1.6	1.0
Jan 1, 2021 USD million	USD	CAD	CNH	CHF	SEK
Statement of shareholders’ equity (deficit)	-54.1	6.5	4.5	4.4	6.1
Statement of loss	6.6	0.9	-1.2	0.2	4.7
Earnings sensitivity before taxes is influenced by changes in the fair value of derivative instruments not used in hedge accounting and on-balance hedging derivative instruments as well as changes in the value of on-balance currency-denominated loans and receivables. Shareholders’ equity (deficit) is mainly affected by changes in the fair value of derivative instruments used in hedge accounting recognized under the hedge reserve.
The following table sets out Amer Sports’ cash flows pursuant to its hedging policy for the next 24 months as at December 31, 2022 (USD million):
USD	CNH	SEK	GBP	CHF	NOK	CZK	PLN	Other
-1,350.3	233.6	157.9	147.2	136.5	114.1	54.4	50.1	123.7
The following table sets out the hedging of Amer Sports’ cash flows as at December 31, 2022 (USD million):
USD	CNH	SEK	GBP	CHF	NOK	CZK	PLN	Other
544.0	-83.2	-44.8	-53.3	-52.3	-39.5	-21.3	-18.1	-48.0

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
The following table sets out Amer Sports’ cash flows pursuant to its hedging policy for the next 24 months as at December 31, 2021 (USD million):
USD	SEK	GBP	CAD	CHF	CNH	NOK	JPY	Other
-1,322.3	214.3	157.8	147.0	140.1	93.9	88.6	58.2	172.4
The following table sets out the hedging of Amer Sports’ cash flows as at December 31, 2021 (USD million):
USD	SEK	GBP	CAD	CHF	CNH	NOK	JPY	Other
386.0	-58.4	-43.8	-22.8	-39.2	-50.1	-33.3	-16.7	-64.7
The following table sets out Amer Sports’ cash flows pursuant to its hedging policy for the next 24 months as at January 1, 2021 (USD million):
USD	SEK	CAD	GBP	CHF	NOK	CNY	CZK	Other
-1,184.7	224.5	165.4	159.4	158.2	77.2	71.6	70.7	180.4
The following table sets out the hedging of Amer Sports’ cash flows as at January 1, 2021 (USD million):
USD	SEK	CAD	GBP	CHF	NOK	CNY	CZK	Other
550.3	-65.9	-61.4	-75.9	-49.3	-28.3	-45.2	-19.8	-88.4
According to Amer Sports’ hedging policy, the transaction risk arising from subsidiaries’ business operations is hedged between 12–24 months. In practice, the hedge ratios are higher for closer months than for later months. The hedge ratio is maintained between 55% and 95% of 24 months cash flow, except in currencies with high interest rate where the hedge horizon is 12–18 months. Hedge ratios are monitored daily. The hedged cash flow is expected to be realized during the following 12–24 months. Amer Sports hedges only annual cash flows or other exposures with a value of over EUR 5.0 million. Amer Sports temporarily shortened the hedging horizon to 12 months and in 2022 has managed to reach longer tenors again, but not yet in the extent of the Treasury Policy.
Amer Sports applies hedge accounting to the forecasted sales or purchases in foreign currencies related to its operating activities for cash flows with a counter value of over EUR 10 million per currency pair in the entity. The effectiveness is assessed quarterly by analysing the critical terms. The critical terms of the hedging instrument and the forecasted hedged transactions are significantly the same. The forecasted hedged transactions are expected to occur in the same fiscal month as the maturity date of the hedging instrument, and therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transactions have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness, including timing differences in the settlement of forecasted hedged transactions and hedging instruments, and changes in credit risk of the hedging instruments, are not considered material.
Foreign exchange differences of foreign exchange derivatives are recognized as hedging reserve while interest rate differentials related to the foreign exchange derivatives are recorded through the consolidated statement of loss.
According to its Treasury Policy, Amer Sports may hedge 0 to 50% of subsidiaries’ equity. At the end of 2022, 2021 and 2020 there were no outstanding equity hedges or net investment hedges.
INTEREST RISK
The Company is exposed to interest rate risk when it funds its group operations with external debt. The risk arises from the repricing of floating rate debt and with the raising of new floating rate debt. A fixed rate debt is subject to “fair value risk”. The purpose of interest rate risk management is to bring predictability for interest expenses. Amer Sports Treasury may hedge the outstanding or forthcoming interest rate position of Amer Sports Group by using interest rate derivatives defined in the Treasury Policy.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
The duration of the loans in Amer Sports, Inc. was 1 month in 2022, 3 months in 2021 and 4 months in 2020. 2% of the debt portfolio was at fixed rate as of December, 2022, 2% in 2021 and 2% in 2020.
Cash and cash equivalents are excluded from the interest rate risk portfolio of the group due to their short-term nature.
The sensitivity of the consolidated statement of loss contains changes in interest expenses for the next 12 months due to an increase/decrease of 1% in market interest rates, provided that other factors remain unchanged.
The below table illustrates the sensitivity of the consolidated statement of shareholders’ equity and the consolidated statement of loss to an increase of 1% in interest rates, provided that other factors remain unchanged. The sensitivity is calculated to interest-bearing liabilities. Interest rate floors are excluded from the calculations.
USD million	Position	December 31, 2022
Statement of shareholders’ equity (deficit)	—	—
Statement of loss	5,967.1	-52.5
Statement of loss due to ineffective Other interest rate derivatives	106.7	1.9
USD million	Position	December 31, 2021
Statement of shareholders’ equity (deficit)	—	—
Statement of loss	6,004.3	-48.5
Statement of loss due to ineffective
Other interest rate derivatives	113.3	3.9
USD million	Position	January 1, 2021
Statement of shareholders’ equity (deficit)	—	—
Statement of loss	6,636.6	-49.1
Statement of loss due to ineffective
Other interest rate derivatives	147.7	5.6
The effective interest rate of the debt used for financing was 4.0% in 2022, 4.2% in 2021 and 3.9% in 2020. The effective interest rate is calculated by taking into account interest expenses, financing expenses and derivatives’ expenses.
The average interest rate of the Group’s interest-bearing debt was 4.0% in 2022, 3.6% in 2021 and 3.7% in 2020.
The Group has outstanding non-hedge accounting related interest rate derivatives. The derivates used to hedge floating rate loans that have been repaid. Although the original loans were repaid, it was decided to maintain these derivatives as a protection against interest rate risks related to the new funding.
The expected impact from interest rate benchmark reform concerning IBOR reference rates replacement is considered to be limited for Amer Sports, since the majority of the Group’s external contracts are tied to EURIBOR reference rates. Amer Sports’ IBOR exposure is mainly related to USD LIBOR linked external short term loans and funding that amounted to USD 155 million as of December 31, 2022 and have yet to transition to an alternative benchmark rate. USD LIBOR publication will be ceased after June 2023.
CREDIT RISK
Amer Sports, Inc. is exposed to customary credit risk through accounts receivables that are held in the Company’s consolidated statement of financial position. The Company has a global customer base, and

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
there are no significant risk concentrations. The largest single customer accounts for 4% of total accounts receivable and the largest 20 combined total about 31%. At the end of year 2022 the actual payment time for the outstanding sales was 53 days.
Amer Sports uses credit insurance in most of the countries in EMEA and Japan to protect against the risk of non-payment and to secure sales up to predefined limits.
Excess liquidity can be placed to the market according to the Treasury Policy’s and the Senior Facilities Agreement’s credit criteria and limits.
The credit risk arising from Amer Sports’ derivatives is considered low. The risk is minimized by careful selection of counterparties, their limited share of the total portfolio and by monitoring counterparties’ creditworthiness and outstanding liabilities towards Amer Sports.
The following table sets out the consolidated statement of financial position values or fair values of financial assets which represent the maximum amount of the credit risk at the reporting dates:
USD million	Statement of financial position value or fair value December 31, 2022	Statement of financial position value or fair value December 31, 2021	Statement of financial position value or fair value January 1, 2021
Non-current financial assets
Other non-current financial assets	64.2	25.0	13.9
Derivative financial instruments (3)
Interest rate derivatives	5.7	—	—
Current financial assets
Hold-to-collect accounts receivables	658.7	504.0	558.3
Available for sale factoring receivables	0.0	29.2	30.8
Other interest-free receivables	124.4	82.1	74.9
Promissory notes	5.5	5.9	4.9
Derivative financial instruments (3)
Foreign exchange derivatives	23.5	14.5	16.4
Interest rate derivatives	—	—	3.6
Cash and cash equivalents	402.0	566.7	389.5

(3)
The values as per the consolidated statement of financial position of the derivatives have been recorded as they are disclosed in the Group’s consolidated statement of financial position and fair value reserve, and therefore cannot be reconciled with their actual fair values.

Factoring
A subsidiary of the Group entered into a factoring agreement, originally in 2013 and subsequently amended and restated in 2022, with a third-party banking institution (“Factor”), pursuant to which the Group agreed to sell accounts receivable up to a limit of USD 50 million in exchange for advanced funding equal to 100% of the principal value of the invoice on a non-recourse basis. Information on accounts receivable identified for factoring are provided and verified by the Factor prior to being accepted for factoring. The Group is charged a fee of commission of 0.4% on the basis of purchased gross invoice amount, and an adjustment rate of the Daily Simple SOFR plus 1.50% per annum, based on the number of days between the purchase date and the settlement date. The program is in place for certain approved US based obligors.
Amer Sports uses sale of receivables with the purpose to balance liquidity swings of the Group. The year-end value of uncollected receivables transferred as part of the factoring program was USD 34.6 million as of December 31, 2022, USD 0 million as of December 31, 2021 and USD 0.1 million as of January 1,

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
2021. As of December 31, 2022, December 31, 2021 and January 1, 2021, the total accounts receivable balances transferred to the Factor amounted to USD 116.2 million, USD 0 million and USD 117.2 million, respectively.
The Group has assessed that significantly all risks and rewards of the transferred accounts receivables have been transferred to the Factor. The Group only retains the risk of late payments of the underlying debtors, which has been considered immaterial for the consolidated financial statements. The fair value of the continuing involvement in the transferred trade receivables amounted to USD 0.5 million as of December 31, 2022, which corresponds to the maximum payment and the undiscounted cash outflows the Group might have to pay in case of late payment. All of the potential cash outflows have a maturity of less than 12 months.
VALUATION PROVISIONS OF ACCOUNTS RECEIVABLE
USD million	December 31, 2022	December 31, 2021	January 1, 2021
Accounts receivable reserve	17.3	17.9	21.1
Aging analysis of external accounts receivable and amounts recognized as accounts receivable reserve
December 31, 2022 USD million	Receivable amount	Receivable reserve	Net
Not due	590.0	-4.5	585.5
1–30 days overdue	40.1	-1.0	39.1
31–60 days overdue	17.0	-0.9	16.1
61–90 days overdue	4.9	-0.3	4.6
91–120 days overdue	1.4	-0.2	1.2
more than 120 days overdue	22.6	-10.4	12.2
Total	676.0	-17.3	658.7
December 31, 2021 USD million	Receivable amount	Receivable reserve	Net
Not due	477.8	-3.9	473.9
1–30 days overdue	18.8	-0.6	18.2
31–60 days overdue	7.6	-0.5	7.1
61–90 days overdue	1.0	-0.9	0.1
91–120 days overdue	1.0	-0.9	0.1
more than 120 days overdue	42.2	-11.1	31.1
Total	548.4	-17.9	530.5
January 1, 2021 USD million	Receivable amount	Receivable reserve	Net
Not due	493.7	-2.8	490.9
1–30 days overdue	37.1	-2.2	34.9
31–60 days overdue	8.2	-0.6	7.6
61–90 days overdue	1.8	-0.2	1.6
91–120 days overdue	2.5	-0.1	2.4
more than 120 days overdue	66.9	-15.2	51.7
Total	610.2	-21.1	589.1
More than 120 days overdue accounts receivables are mainly related to the Group’s export business and specific payment plans have been agreed with the related distributors.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Bad debt write-offs amounted to USD 4.2 million in 2022, USD 4.0 million in 2021, and USD 8.3 million in 2020. The total impact on the consolidated statement of loss and other comprehensive income and loss from bad debt write-offs and the change in the receivable reserve amounted to USD 3.6 million in 2022, USD 0.7 million in 2021 and USD 20.5 million in 2020 of which USD 8.2 million relate to the impairment of trade receivable balances against Mavic S.A.S., which has been reclassed to continuing operations. Refer to note 3 for details.
The Group had open receivable balances in Argentina related to a single distributor, which was not able to pay its outstanding invoice amounts due to abroad payment restrictions by the Central Bank of Argentina. Pursuant to an agreement reached, the related trade receivables were converted to a loan with a specific payment plan. Refer to note 3 for details on the reclassifications made.
DERIVATIVE FINANCIAL STATEMENTS
	December 31, 2022
USD million	Nominal value	Fair value	2023	2024	2025 and after
Hedge accounting-related
Foreign exchange derivatives hedging cash flows from operations	1,057.0	-1.4	1,057.0
Other derivative contracts
Foreign exchange derivatives	823.6	1.4	823.6
Interest rate derivatives	213.3	5.7			213.3
	December 31, 2021
USD million	Nominal value	Fair value	2022	2023	2024 and after
Hedge accounting-related
Foreign exchange derivatives hedging cash flows from operations	752.9	8.2	750.6	2.3
Other derivative contracts
Foreign exchange derivatives	356.5	-1.1	356.5
Interest rate derivatives	226.5	-1.5			226.5
	January 1, 2021
USD million	Nominal value	Fair value	2021	2022	2023 and after
Hedge accounting-related
Foreign exchange derivatives hedging cash flows from operations	998.3	-39.5	977.8	20.5
Other derivative contracts
Foreign exchange derivatives	383.1	5.8	377.0	6.1
Interest rate derivatives	270.4	-3.1	25.0		245.4
CAPITAL MANAGEMENT
Amer Sports, Inc.’s capital management is driven by the strategic targets of the parent company and public ratings.
The Senior Facilities Agreement reflected in the statement of financial position of Amer Sports Holding Oy (former Mascot Bidco Oy) includes a Consolidated Senior Secured Net Leverage Ratio covenant which is tested each quarter and which provides that the ratio of Consolidated Senior Secured Net Debt to Consolidated EBITDA must not exceed 8.00:1.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
The relevant subsidiaries of Amer Sports, Inc. disclose the covenants to the lenders according to the definitions and clauses of the agreements. The Group has been compliant with the covenants during the reporting periods.
The Group is not subject to any externally imposed capital requirements.
NET DEBT AND SHAREHOLDER’S EQUITY
USD million	December 31, 2022	December 31, 2021	January 1, 2021
Interest-bearing liabilities	6,236.0	6,295.5	6,985.5
Cash and cash equivalents	402.0	566.7	389.5
Net debt	5,834.0	5,728.8	6,596.0
Total shareholders’ equity	-73.9	38.0	-152.9
OFFSETTING FINANCIAL ASSETS AND LIABILITIES
Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2022:
	Related amounts not set off
USD million	Gross amount of derivative financial instruments	Related assets (+) or liabilities (-) subject to master netting agreements	Collateral received (-) or given (+)	Net exposure
Derivative assets	36.7	-30.3	10.7	17.1
Derivative liabilities	-30.9	30.3	—	-0.6
Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as at December 31, 2021:
	Related amounts not set off
USD million	Gross amount of derivative financial instruments	Related assets (+) or liabilities (-) subject to master netting agreements	Collateral received (-) or given (+)	Net exposure
Derivative assets	16.1	-7.8	—	8.3
Derivative liabilities	-10.5	7.8	—	-2.7
Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of January 1, 2021:
	Related amounts not set off
USD million	Gross amount of derivative financial instruments	Related assets (+) or liabilities (-) subject to master netting agreements	Collateral received (-) or given (+)	Net exposure
Derivative assets	16.8	-16.8	—	0.0
Derivative liabilities	-53.6	16.8	—	-36.8
Other financial assets and liabilities than derivative financial assets and liabilities are not subject to material offsetting, enforceable master netting or similar agreements. Financial assets and liabilities that are not set off in the consolidated statement of financial position, but may be set off are under enforceable master netting arrangements (such as International Swaps and Derivatives Association Inc, ISDA, Master Agreement and Schedules governing terms, obligations and other provisions related to trading and settlement of derivative trades) that allow the Group and the counterparty for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
and liabilities will be settled on a gross basis, however, each party to the master netting arrangement or similar agreement will have the option to settle all such amounts on a net basis in the event of default of the other party.
29.   DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE
All income and expenses of the divested Suunto and Precor businesses were classified as loss from discontinued operations, net of tax in the consolidated statement of loss and other comprehensive income and loss for the fiscal years ended December 31, 2022, 2021 and 2020. Assets and liabilities associated with the Suunto disposal group were classified as held-for-sale on the consolidated statement of financial position as of December 31, 2021. Assets and liabilities associated with the Precor disposal group were classified as held-for-sale on the consolidated statement of financial position as of January 1, 2021.
2022:
Suunto divestment
During June 2021 the Company entered into a term sheet with Dongguan Liesheng Electronic Technology Co. Ltd (“Liesheng”), a leading Chinese technology company focusing on the smart & sport wearables electronics segment, in regards to the disposal of Suunto. The asset and liabilities of the disposal group were classified as held-for-sale and it was concluded that the disposal group qualifies as a discontinued operation. On December 28, 2021, an agreement was reached with Liesheng to acquire the Suunto business subject to the satisfaction of customary closing conditions.
The closing of the transaction was completed on May 6, 2022. The consolidated cash and debt-free sales value amounted to USD 18.3 million (net of transaction costs). The loss on disposal upon the sale of the Suunto business amounted to USD 5.5 million and is reported under loss from discontinued operations, net of tax.
Upon classifying Suunto as held-for-sale, an impairment loss in the amount of USD 77.5 million was recognized in accordance with IAS 36, Impairment of Assets.
2021:
Precor divestment
On December 21, 2020, the Company entered into an agreement with Peloton Interactive Inc, a Nasdaq listed, leading interactive fitness platform, for the sale of its Fitness Equipment segment (Precor) including the shares of Precor Inc. as well as all net assets and trademarks in a transaction valued at USD 420 million. The assets and liabilities of the disposal group were classified as held-for-sale and it was concluded that the disposal group qualifies as a discontinued operation. The transaction was closed and the transfer of ownership took place on April 1, 2021. The gain upon disposal, before taxes, upon the sale of the Precor business amounted to USD 116.0 million and is reported under loss from discontinued operations, net of tax.
Final adjustment on Precor divestment
A final purchase price adjustment on the Precor divestment amounted to USD 4.8 million which was paid during 2022 and was recorded as a gain in the consolidated statement of loss and other comprehensive income and loss. The total profit on the disposal of the Precor divestment after the final purchase price adjustment was USD 120.8 million.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
2020:
There were no divestments in 2020.
The result of the Suunto and Precor businesses is shown as discontinued operations in the consolidated statement of loss and other comprehensive income and loss:
USD million	2022	2021	2020
Revenue	31.3	192.0	427.2
Cost of goods sold	-24.9	-114.2	-280.2
Gross profit	6.4	77.8	147.0
Selling and marketing expenses	-12.2	-65.3	-129.5
Administrative and other expenses	-11.9	-58.4	-72.9
Impairment losses on non-financial assets	—	-77.5	-20.8
Profit and loss on sale of divested businesses	-5.5	116.0	0.0
Other operating income	1.1	3.1	2.6
Operating loss	-22.1	-4.3	-73.6
Finance income	0.0	0.0	0.0
Finance expenses	0.5	-0.3	-1.4
Net finance cost	0.5	-0.3	-1.4
Loss before tax	-21.6	-4.6	-75.0
Income tax expense	-0.2	2.8	11.4
Profit (loss) for the period	-21.8	-1.8	-63.6
The following assets and liabilities of the Suunto and Precor businesses were reported as assets and liabilities held for sale as of December 31, 2022, December 31, 2021 and January 1, 2021.
USD million	December 31, 2022	December 31, 2021	January 1, 2021
ASSETS
NON-CURRENT ASSETS
Intangible assets	—	3.7	158.9
Goodwill	—	—	85.8
Property, plant and equipment	—	2.5	29.8
Right-of-use assets	—	5.4	19.3
Other non-current receivables	—	0.0	2.8
Deferred tax assets	—	8.9	9.6
TOTAL NON-CURRENT ASSETS	0.0	20.5	306.2
CURRENT ASSETS
Inventories	—	17.0	82.1
Accounts receivable, net	—	20.2	62.2
Prepaid expenses and other receivables	—	1.4	11.8
Cash and cash equivalents	—	0.9	6.9
TOTAL CURRENT ASSETS	0.0	39.5	163.0
TOTAL ASSETS HELD FOR SALE	0.0	60.0	469.2

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
USD million	December 31, 2022	December 31, 2021	January 1, 2021
LIABILITIES
LONG-TERM LIABILITIES
Lease liabilities	—	4.4	14.3
Provisions	—	0.4	1.3
Other liabilities	—	—	21.1
Deferred tax liabilities	—	1.3	37.1
TOTAL LONG-TERM LIABILITIES	0.0	6.1	73.8
CURRENT LIABILITIES
Interest-bearing liabilities	—	0.2	—
Lease liabilities	—	1.3	6.6
Accounts payable	—	12.4	34.6
Other liabilities	—	6.9	20.6
Provisions	—	1.9	15.6
TOTAL CURRENT LIABILITIES	0.0	22.7	77.4
TOTAL LIABILITIES HELD FOR SALE	0.0	28.8	151.2
NET ASSETS HELD FOR SALE	0.0	31.2	318.0

Net cash flows incurred by the Suunto and Precor businesses:
USD million	December 31, 2022	December 31, 2021	December 31, 2020
Operating	-10.3	-38.4	40.3
Divested operations	20.3	393.8	—
Investing	-1.0	-8.7	-17.1
Financing	-0.4	-4.6	-7.7
Net cash outflow	8.6	342.1	15.5
During 2021 USD 4.9 million was recorded as translation differences related to Precor Inc. The translation differences are included in the profit on sale of Precor.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
Carrying amounts of assets and liabilities, profit (loss) on sale and cash flow of the sold businesses
USD million	2022	2021	2020
NON-CURRENT ASSETS
Intangible assets	6.5	159.0	—
Goodwill	0.0	77.4	—
Property, plant and equipment	3.1	28.8	—
Right-of-use assets	4.5	16.8	—
Other non-current receivables	—	2.9	—
Deferred tax assets	4.2	3.5	—
TOTAL LONG-TERM LIABILITIES	18.3	288.4	—
CURRENT ASSETS
Inventories	20.1	82.6	—
Accounts receivable, net	5.6	44.2	—
Prepaid expenses and other receivables	1.9	6.5	—
Current tax receivables	—	—	—
Cash and cash equivalents	2.7	28.7	—
TOTAL CURRENT ASSETS	30.3	162.0	—
TOTAL ASSETS SOLD	48.6	450.4	—
LIABILITIES
LONG-TERM LIABILITIES
Lease liabilities	3.8	12.1	—
Provisions	—	1.1	—
Other liabilities	—	26.4	—
Deferred tax liabilities	—	37.5	—
TOTAL LONG-TERM LIABILITIES	3.8	77.1	—
CURRENT LIABILITIES
Lease liabilities	1.1	5.9	—
Accounts payable	6.4	25.5	—
Other liabilities	11.4	23.5	—
Provisions	2.0	16.8	—
TOTAL CURRENT LIABILITIES	20.9	71.7	—
TOTAL LIABILITIES SOLD	24.7	148.8	—
NET ASSETS SOLD	23.9	301.6	—
Total net assets sold	23.9	301.6	—
Cumulative translation difference from divested subsidiaries	—	4.9	—
Sale consideration, net of transaction cost	23.1	422.5	—
Profit (loss) on sale	-0.7	116.0	—
Cash flow
Consideration received, net of transaction cost	23.1	422.5	—
Cash and cash equivalents of the divested business	-2.8	-28.7	—
Net cash impact	20.3	393.8	—

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
30.   LOSS PER SHARE
At January 3, 2020, the Company was founded as a shell company with 1 ordinary share. As part of the reorganization, the number of ordinary shares outstanding increased from 1 share to 115,220,745. This number of ordinary shares outstanding upon completion of the reorganization has been utilized in the calculation of the weighted average number of ordinary shares for the years ended December 31, 2022 and 2021, retrospectively. Refer to Note 1 for further details on the reorganization.
Basic loss per share
The calculation of basic loss per share has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.
Loss attributable to ordinary shareholders (basic)
USD million	Continuing operations	2022 Discontinued operation	Total	Continuing operations	2021 Discontinued operation	Total	Continuing operations	2020 Discontinued operation	Total
Loss for the year, attributable to the owners of the Company	-230.9	-21.8	-252.7	-124.5	-1.8	-126.3	-173.6	-63.6	-237.2
Weighted-average number of ordinary shares (basic)
	2022	2021	2020
Weighted-average number of ordinary shares at December 31,	115,514,239	115,220,745	115,220,745
Diluted loss per share
For the periods included in these consolidated financial statements the Group incurred net losses. Therefore, antidilutive stock options are excluded from the diluted loss per share calculation.
The following table presents an overview of the calculated basic and diluted loss per share:
USD million (except for share and loss per share information)	Continuing operations	2022 Discontinued operation	Total	Continuing operations	2021 Discontinued operation	Total	Continuing operations	2020 Discontinued operation	Total
Loss for the year, attributable to the owners of the Company	-230.9	-21.8	-252.7	-124.5	-1.8	-126.3	-173.6	-63.6	-237.2
Weighted-average number of ordinary shares	115,514,239	115,514,239	115,514,239	115,220,745	115,220,745	115,220,745	115,220,745	115,220,745	115,220,745
Loss per share basic	-2.00	-0.19	-2.19	-1.08	-0.02	-1.10	-1.51	-0.55	-2.06
Loss per share diluted	-2.00	-0.19	-2.19	-1.08	-0.02	-1.10	-1.51	-0.55	-2.06
31.   SUBSEQUENT EVENTS
Management has evaluated events subsequent to December 31, 2022 and through August 11, 2023, the date these consolidated financial statements were authorized for issuance by the Board of Directors. The following events which occurred subsequent to December 31, 2022 merited disclosure in these consolidated financial statements. Management determined that no adjustments were required to the figures presented as a result of these events.
a)
Reorganized the Group’s operating segments to align with the way it now manages its business. Specifically, the Company made a change in the structure of its cash generating units in accordance with IAS 36, Impairment of Assets. The Salomon Equipment operations, previously part of the operating segment and cash generating unit Winter Sports Equipment, were transferred to the

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
operating segment and cash generating unit Salomon Apparel and Footwear. The Group will be required, in accordance with IAS 36, Impairment of Assets, to allocate assets and liabilities, including goodwill, between the two cash generating units in 2023.
b)
The Board approved the Employee Stock Ownership Plan 2023 (“ESOP 2023”) in 2023. The objectives of the ESOP 2023 are to align the interests of the shareholders and key employees in order to increase the value of the Group in the long-term, and to commit key employees to the Group. The ESOP 2023 provides for awards in the form of stock options to the Group’s key employees. The maximum number of options that may be granted is 1.2% of all of the Groups’s issued and outstanding shares. Subject to a participant’s continued employment, options granted under the ESOP 2023 will vest upon satisfaction of vesting conditions set out in an award agreement.

c)
Up to August 11, 2023, 558,820 options were granted at a weighted average exercise price of EUR 23.60 per share under ESOP 2019 and 1,012,790 options were granted at a weighted average exercise price of EUR 32.20 per share under ESOP 2023.

d)
Received a waiver of its interest due on the Investment Loan and the Facility A Loan from its parent company Amer Sports Holding (Cayman) in contemplation of an initial public offering and the related cancellation of the Investment Loan and the repayment of the Facility A Loan.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83

     Shares
Amer Sports, Inc.
Ordinary Shares

PROSPECTUS

Goldman Sachs	BofA Securities
J.P. Morgan	Morgan Stanley
, 2023

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 6.   Indemnification of Directors and Officers
Cayman Islands’ laws do not limit the extent to which a company’s memorandum and articles of association may provide indemnification of officers and directors, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against fraud or the consequences of committing a crime.
Our amended and restated memorandum and articles of association permits indemnification of our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.
We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our Company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our Company or to be in default thereof, or where the Cayman Islands courts have declined to grant relief.
The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.   Recent Sales of Unregistered Securities
During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. The information below is presented before giving effect to the Reclassification.
(a) Issuances of Share Capital
On February 28, 2022, we (i) entered into a share subscription agreement with JVCo, pursuant to which (a) JVCo subscribed for 115,220,745 of our class A voting shares in exchange for 100% of the shares it held in our wholly-owned subsidiary, Amer Sports HK and (b) the assumption by us of the obligations under Shareholder Loan 1 and Shareholder Loan 2 and (ii) entered into a share subscription agreement with the Co-Invest, pursuant to which the Co-Invest subscribed for 352,193 of our class B non-voting shares in exchange for (a) a per share price of EUR 4.61 per share and (b) advances under Co-Invest Loan 1 and Co-Invest Loan 2, the proceeds of which were equal to EUR 29.68 per share.
(b) Stock Option Grants
From January 1, 2020 to July 1, 2023, we have granted options to purchase an aggregate of 3,456,622 class B non-voting shares (net of forfeiture), at a weighted-average exercise price of EUR 23.60 per share, to employees pursuant to our 2019 ESOP and we have granted options to purchase an aggregate of 1,012,790 class B ordinary non-voting shares, at a weighted-average exercise price of EUR 32.20 per share, to employees pursuant to our 2023 ESOP.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
The offers, sales and issuances of the securities described above were exempt from registration either (i) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States or (ii) under Section 4(a)(2) of the Securities Act in transactions did not involve any public offering.
Item 8.   Exhibits and Financial Statement Schedules
Exhibits
The Exhibit index attached hereto is incorporated herein by reference.
Financial Statement Schedules
All schedules have been omitted because they are not required or are not applicable, or the information is otherwise set forth in the consolidated financial statements and related notes thereto.
Item 9.   Undertakings
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
EXHIBIT INDEX
The following documents are filed as part of this registration statement:
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Memorandum and Articles of Association to be in effect immediately prior to the consummation of this offering.
4.1*	Form of Ordinary Share Certificate.
5.1*	Opinion of Conyers Dill & Pearman, as to the validity of the ordinary shares.
10.1*	Form of Business Cooperation Agreement.
10.2*	Form of Indemnification Agreement.
10.3*	Form of Registration Rights Agreement.
10.4*	Form of Business Services Agreement.
10.5*	Senior Facilities Agreement, dated as of March 20, 2019, by and among Amer Sports Holding 1 Oy, Amer Sports Holding Oy and Amer Sports Canada Inc., the lead arrangers party thereto, J.P. Morgan Europe Limited as agent and Wilmington Trust (London) Limited as security agent.
10.6*+	Amer Sports Management Holding (Cayman) Limited 2019 Stock Option Plan Rules.
10.7*+	Amer Sports Management Holding (Cayman) Limited 2023 Stock Option Plan Rules.
21.1*	List of Subsidiaries.
23.1*	Consent of KPMG AB.
23.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).
24.1*	Powers of Attorney (included on signature page to the registration statement).
99.1*	Consent of Ding Shizhong, Director Nominee
99.2*	Consent of Frank K. Tang, Director Nominee
99.3*	Consent of Dennis J. Wilson, Director Nominee
99.4*	Consent of Jie (James) Zheng, Director Nominee
107*	Filing Fee Table.

*
To be filed by amendment.

+
Indicates management contract or compensatory plan.

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of            on            , 2023.
Amer Sports, Inc.
By:

Name: Jie (James) Zheng
Title:   Chief Executive Officer
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Andrew E. Page, Michael Hauge Sørensen and Jutta Karlsson and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on            , 2023 in the capacities indicated:
Name	Title
Jie (James) Zheng	Chief Executive Officer (principal executive officer)
Andrew E. Page	Chief Financial Officer (principal financial officer and principal accounting officer)
Tak Yan (Dennis) Tao	Director

Confidential Treatment Requested by Amer Sports, Inc. Pursuant to 17 C.F.R. Section 200.83
SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE
Under the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Amer Sports, Inc., has signed this registration statement or amendment thereto on            , 2023.
Authorized U.S. Representative
By:

Andrew E. Page
Chief Financial Officer